As confidentially submitted with the U.S. Securities and Exchange Commission on August 26, 2025. This
draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

GCL GLOBAL HOLDINGS LTD
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

29 Tai Seng Avenue #02-01

Natural Cool Lifestyle Hub

Singapore 534119

Tel: +65 80427330

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Tel: (800) 221-0102]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Giovanni Caruso Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Jane K. P. Tam Loeb & Loeb LLP 901 New York Avenue NW Washington, DC 20001 (202) 618-5000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 26, 2025

PRELIMINARY PROSPECTUS

UP TO 15,105,000 ORDINARY SHARES

GCL GLOBAL HOLDINGS LTD

This prospectus relates to, among other things, the issuance and resale from time to time, of up to 15,105,000 ordinary shares (the “Shares”) of GCL Global Holdings Ltd, a Cayman Islands exempted company (the “Company,” “PubCo,” or “we”), comprised of (i) up to 14,480,000 ordinary shares by an institutional investor (“PIPE Investor”) issuable upon the conversion of a series of original issue discount senior unsecured convertible notes in the aggregate principal amount of $5,430,000 (the “Notes”) issued to PIPE Investor pursuant to a securities purchase agreement between the Company and PIPE Investor dated as of May 21, 2025, and (ii) 625,000 ordinary shares by Ronald Teng, the Managing Director of Ban Leong Technologies Limited (“Teng” together with PIPE Investor, collectively, the “Selling Shareholders”), an indirect wholly-owned subsidiary of the Company.

We are not selling any securities under this prospectus and will not receive any proceeds from the sale of the Shares by the Selling Shareholders. The Selling Shareholders may sell the Shares from time to time in public or private transactions, at fixed or negotiated prices. See “Plan of Distribution.”

We will bear all reasonable costs, expenses, and fees in connection with the registration of the Shares.

We are registering up to 14,480,000 of the Shares on behalf of PIPE Investor to satisfy certain registration rights that the Company granted in connection with the issuance of the Notes, which assumes conversion of the Notes at a floor price of $0.48. The Notes are currently convertible at the option of the holders into Ordinary Shares at the initial conversion price of $2.16, subject to certain anti-dilution adjustments.

Given the substantial number of Shares being registered for potential resale by the Selling Shareholders pursuant to this prospectus, the sale of shares by the Selling Shareholders, or the perception in the market that the holders of a large number of our ordinary shares intend to sell their shares, could increase the volatility of, or result in a significant decline in, the public trading price of our securities. See “Shares Eligible for Future Sales” for more details.

Our registration of the securities covered by this prospectus does not mean that either we will issue, or the Selling Shareholders will offer or sell, as applicable, any of the securities. The Selling Shareholders may offer, sell or distribute all or part of the securities registered hereby for resale from time to time through public or private transactions at either prevailing market prices or at privately negotiated prices. The securities are being registered to permit the Selling Shareholders to sell the securities from time to time, in amounts, at prices and on terms determined at the time the Selling Shareholders offer and sell the securities covered by this prospectus. The Selling Shareholders may offer and sell the securities covered by this prospectus through ordinary brokerage transactions, directly to market makers of our securities or through any other means described in the section entitled “Plan of Distribution” herein. In connection with any sales of the securities offered hereunder, the Selling Shareholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

We will pay certain fees in connection with the registration of the securities and will not receive proceeds from the sale of the securities by the Selling Shareholders, as described in more detail in the section titled “Use of Proceeds” appearing elsewhere in this prospectus.

On February 14, 2025, our Ordinary Shares and Warrants commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “GCL” and “GCLWW,” respectively. As of August 25, 2025, the closing price of our Ordinary Shares and Warrants was $3.53 and $0.09, respectively.

The total number of Ordinary Shares issued and outstanding as of the date of this prospectus are 126,318,225 Ordinary Shares and 121,989,831 Ordinary Shares, respectively. Each Ordinary Share is entitled to one vote. As of the date of this prospectus, Jacky Choo See Wee, our chairman of the board of directors, is able to exercise voting rights with respect to over 50% of the voting power of our issued and outstanding shares through his beneficial ownership of 80,581,793 Ordinary Shares. We are a “controlled company” as defined under the Corporate Governance Rules of Nasdaq. For so long as we remain a controlled company under this definition, we are permitted to elect to rely, and currently rely, on certain exemptions from corporate governance rules, including the exemption from the rule that a majority of our board of directors must be independent directors. For details, see “Risk Factors - We are a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect our public shareholders.” beginning on page 27.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements.

We are also a “foreign private issuer,” as defined in the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INVESTING IN OUR SECURITIES IS SPECULATIVE AND INVOLVES HIGH RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August [●], 2025.

You should rely only on the information contained in this prospectus or any amendment or supplement. Neither we nor the Selling Shareholders have authorized anyone else to provide you with different information. The securities offered by this prospectus are being offered only in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or any amendment or supplement is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since that date.

Except as otherwise set forth in this prospectus, neither we nor the Selling Shareholders have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 filed with the SEC by GCL Global Holdings Ltd. The Selling Shareholders named in this prospectus may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus includes important information about us, the securities being offered by the Selling Shareholders and other information you should know before investing. We may provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement or post-effective amendment, you should rely on the information contained in that particular prospectus supplement or post-effective amendment. You should read this prospectus together with the additional information about us described in the section below entitled “Where You Can Find More Information.” You should rely only on information contained in this prospectus, any prospectus supplement and any related free writing prospectus. We have not, and the Selling Shareholders has not, authorized anyone to provide you with information different from that contained in this prospectus, any prospectus supplement and any related free writing prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of the prospectus. You should not assume that the information contained in this prospectus is accurate as of any other date.

The Selling Shareholders may offer and sell the securities directly to purchasers, through agents selected by the Selling Shareholders, or to or through underwriters or dealers. A prospectus supplement, if required, may describe the terms of the plan of distribution and set forth the names of any agents, underwriters or dealers involved in the sale of securities. See “Plan of Distribution.”

For investors outside the United States: Neither we nor the Selling Shareholders have taken any action to permit the possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the Ordinary Shares and Warrants and the distribution of this prospectus outside the United States.

Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this prospectus have been rounded to a single decimal place for the convenience of readers.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other information concerning our industry, including market size and growth of the market in which we participate, that are derived from various public sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In some cases, we do not expressly refer to the sources from which these estimates and information are derived. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “GCL Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

FREQUENTLY USED TERMS

In this prospectus, unless the context otherwise requires, the “GCL,” “GCL Group,” “Company” and references to “we,” “us,” or similar such references should be understood to be references to GCL Global Holdings Ltd and its subsidiaries and consolidated affiliated entities (“Group Subsidiaries,” each a “Group Subsidiary”).

In this prospectus, unless otherwise stated, references to:

“$,” “USD,” “US$” and “U.S. dollar” each refers to the United States dollar.

“Amended and Restated Memorandum and Articles of Association” means the Company’s current amended and restated memorandum and articles of association.

“Ancillary Agreements” means certain additional agreements entered into or to be entered into pursuant to or in connection with the Merger Agreement.

“PIPE Investor SPA” means the securities purchase agreement entered into between the Company and PIPE Investor dated May 21, 2025 and as amended on August 26, 2025.

“Ban Leong” means Ban Leong Technologies Limited, a Singapore company.

“Business Combination,” “Transactions,” or “Merger” means, collectively, the transactions contemplated by the Merger Agreement and the Ancillary Agreements.

“Closing” means the closing of the Transactions.

“Closing Date” means February 13, 2025.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GCL BVI” means Grand Centrex Limited, a British Virgin Islands business company.

“GCL Global” means GCL Global Limited, a Cayman Islands exempted company limited by shares.

“Merger Agreement” means the Merger Agreement, dated as of October 18, 2023 (as amended on December 1, 2023, December 15, 2023, January 31, 2024, and September 30, 2024) by and among (i) the Company, (ii) RF Acquisition Corp., a Delaware corporation (“RFAC”), (iii) Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), (iv) GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”), and, (v) for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”).

“Nasdaq” means The Nasdaq Stock Market LLC.

“Ordinary Shares” means, collectively, the ordinary shares of the Company, each with par value $0.0001 per share.

“RFAC” means RF Acquisition Corp., a Delaware corporation.

“Registration Rights Agreement” means the registration rights agreement, dated May 21, 2025, by and among the Company and the buyer named therein.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as may be amended.

“S$” and “SGD” refer to Singapore dollars.

“SEC” means the U.S. Securities and Exchange Commission.

“Sponsor” means RF Dynamic LLC, a Delaware limited liability company.

“U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the United States of America.

“Warrants” means warrants of the Company, each exercisable for one Ordinary Share at an exercise price of $11.50 per share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this prospectus. Forward-looking statements also include statements regarding the expected benefits of the Business Combination.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the benefits from the acquisition of Ban Leong;

●	the ability to successfully integrate Ban Leong into GCL Group and achieve economies of scale and operational efficiencies;

●	the ability to execute our growth strategy and diversify revenue streams;

●	the ability to expand our operations and geographic reach;

●	the ability to execute our growth strategy, manage growth and maintain our corporate culture as we grow;

●	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

●	political instability in the jurisdictions in which we operate;

●	exchange and interest rate fluctuations;

●	anticipated technology trends and developments and our ability to address those trends and developments with our offerings;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	changes of our capital needs and our ability to raise financing;

●	the ability to maintain the listing of our securities on Nasdaq;

●	the ability to utilize the “controlled company” exemption under the rules of Nasdaq;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources; and

●	the other matters described in the section titled “Risk Factors.”

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this prospectus. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this prospectus, including statements regarding market size, is based on independent industry surveys and publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, such estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “GCL Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Ban Leong Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

v

SUMMARY OF THE PROSPECTUS

This summary highlights certain information about us, this offering and selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the securities covered by this prospectus. You should read the following summary together with the more detailed information in this prospectus, any related prospectus supplement and any related free writing prospectus, including the information set forth in the section titled “Risk Factors” in this prospectus, any related prospectus supplement and any related free writing prospectus in their entirety before making an investment decision.

Overview

GCL Global Holdings Ltd, together with the Group Subsidiaries (“GCL Group”), is a developer, distributor, marketer, and publisher of video games and other entertainment content throughout Asia, Europe, the U.S. and Latin America. It sells and distributes to retailers and consumers in Asia physical and digital copies of video games through physical retailers, such as Sony PlayStation stores in Japan, and online channels in Singapore, Hong Kong, Malaysia, Japan, South Korea, Taiwan, Thailand, Indonesia, the Philippines and other Asian countries. Over 86.8%, 93.3% and 87.9% of our total consolidated revenue for the fiscal years ended March 31, 2025, 2024 and 2023, respectively, was derived from the sale of either games on consoles such as Sony PlayStation, Microsoft Xbox, Nintendo Switch and personal computer (“PC”) to retailers, or game activation keys (the so-called “game codes”) via electronic delivery to retailers or end-users through email or download.

The Company has its own creative media design team with studio facilities to produce marketing and promotional materials adapted to local markets and develop original content as part of its content creation or marketing business. Partnering with international video game publishers and developers, the Company has an established track record of selling and marketing top-tier video game franchises such as Grand Theft Auto, Red Dead Redemption, Sonic the Hedgehog, Cyberpunk 2077 and Black Myth: Wukong.

GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms. 4Divinity was formed in 2022 as a Group Subsidiary dedicated to games publishing and game development. As of the date of this Report, GCL Group has either published or co-published a total of twelve game titles. The Company also has its own production studio and advertising agency, providing media and content advertising services for small and medium-sized enterprises (the “SMEs”) and government agencies.

Mr. Jacky Choo See Wee, our Group Chairman and Chief Executive Officer of Epicsoft Asia and 4Divinity, has over 20 years of video games distribution and retail network management experience in Asia. Under Mr. Choo’s leadership, Epicsoft Asia has become a leading channel distributor for console games, and has forged multi-year deals with international video game publishers and studios such as Sega Corporation (“Sega”), Take-Two Interactive Software UK Limited (“Take-two”), CD Projekt S.A. (“CDPR”) and Warner Bros. Games to sell select game titles within certain territories in Asia. Together with Epicsoft Hong Kong, Epicsoft Malaysia and 2Game, Epicsoft Asia currently has one of the largest networks for video games distribution in Asia through resellers with more than 2,100 physical and online stores, and has sold more than 14.1 million of physical and digital copies of video games during the past three fiscal years. It has distributed in Asia four of the top ten best-selling video games of all time1, three of which it is currently still selling. It is also responsible for bringing to Asia some award-winning all-time favorite video games, such as Hogwarts Legacy, Grand Theft Auto IV, Grand Theft Auto V, Red Dead Redemption II, Cyberpunk 2077, The Witcher 3: Wild Hunt,  Elden Ring: Nightreign and Black Myth: Wukong.

2Game is GCL Group’s authorized digital sales platform. It operates as a business-to-business (“B2B”) and business-to-consumer (“B2C”) digital video game retailer. It sells and distributes game activation keys, the so-called “activation keys” or “game codes” to both resellers and consumers as part of GCL Group’s concerted effort to transition from physical console game compact discs to activation keys and content. There are currently more than 8,000 game titles available on 2Game’s platform. 2Game currently has almost 1 million registered users and approximately 41.2% of 2Game’s revenue comes from Europe, with approximately 26.2% from Asia, 26.9% from the U.S. and the remaining 5.7% from Latin America.

4Divinity is GCL Group’s publishing arm. Its mission is to develop game IP, invest in upcoming game titles, to publish, or co-publish with international game publishers and content development studios, to introduce new video games and entertainment properties to Asia’s fast-growing market of gamers, and to introduce original Asian-developed video games and entertainment content to the global market. As of the date of this Report, GCL Group has either published or co-published a total of twelve game titles.

Titan Digital Media (“TDM”) is a Group Subsidiary specialized in creating customized and strategic marketing campaigns specific to a brand’s needs. With its in-house strategists, producers, designers, video production and marketing team, TDM is a full-service agency that connects a brand with its target audience to achieve campaign key performance indicators (“KPIs”) and marketing goals. It has a production studio, an advertising agency, and a multi-channel network of talent.

Ban Leong Technologies Limited (“Ban Leong”) is an indirect wholly-owned subsidiary of the Company, principally engaged in the wholesale and distribution of computer peripherals, accessories and other multimedia products.

GCL Group is headquartered in Singapore, with subsidiaries in Malaysia, Hong Kong, China, Japan, Brazil, the United Kingdom and the United Arab Emirates.

Private Placement of Notes

On May 21, 2025, the Company entered into a Securities Purchase Agreement (the “PIPE Investor SPA”) with PIPE Investor (“PIPE Investor”) for the issuance and sale of a senior unsecured convertible note with an initial principal amount of $2,900,000 (the “Initial Note”). Pursuant to the PIPE Investor SPA, subject to certain conditions, either the Company or the Selling Shareholders may require the issuance and sale of additional senior unsecured convertible notes (the “Additional Notes” in the principal amount of $42,600,000, in the aggregate, for a purchase price of $38,340,000). Pursuant to the PIPE Investor SPA, as amended on August 26, 2025, the Company has agreed to issue and sell to PIPE Investor (i) an additional Note in the original principal amount of $1,500,000 on the date of submission of this registration statement by the Company to the SEC; and (ii) an additional Note in the original principal amount of $1,030,000 upon effectiveness of this Registration Statement. The Initial Note and the Additional Notes (collectively, the “Notes”) bear interest at a rate of 6% and are payable in the Company’s ordinary shares provided certain conditions are met. The maturity date of each Note is three years from the date of issuance of such Note. In an Event of Default (as defined in the SPA), the interest rate of the Notes increase to a default rate of 18%.

PIPE Investor has the option of converting all or any portion of the Notes after the date of issuance and prior to the maturity date of the Notes. The number of Ordinary Shares issuable upon conversion of the Notes is determined by dividing (i) the sum of (x) the portion of the principal amount to be converted, redeemed, or otherwise with respect to which this determination is being made at a 10% premium, and (y) all accrued and unpaid interest with respect to such principal amount and any accrued and unpaid late charges and such interest by (ii) a conversion price of $2.16, which conversion price is subject to anti-dilution adjustments.

Private Placement of Ordinary Shares

Pursuant to a Subscription Agreement dated August 22, 2025 with Ronald Teng (“Teng”), the Managing Director of Ban Leong Technologies Limited, an indirect wholly-owned subsidiary of the Company, the Company has agreed to sell and issue to Teng 625,000 ordinary shares at $4.00 per share, above the then trading price of the ordinary shares, in a private placement.

Resale by Selling Shareholders pursuant to this prospectus

This prospectus relates to the resale from time to time of up to 15,105,000 Shares, comprised of (i) up to 14,480,000 ordinary shares by PIPE Investor issuable upon the conversion of the Notes issued pursuant to a securities purchase agreement between the Company and PIPE Investor dated as of May 21, 2025, and (ii) 625,000 ordinary shares by Teng.

Of the 15,105,000 Shares being registered for resale hereby, 14,480,000 ordinary shares are being registered pursuant to registration rights granted to PIPE Investor under the PIPE Investor SPA and the Registration Rights Agreement between the parties dated May 21, 2025. The Registration Rights Agreement requires us to file a registration statement on or before August 21, 2026 to register those number of Ordinary Shares equal to the sum of (i) 100% of the maximum number of ordinary shares issuable upon conversion of the Notes (assuming for purposes hereof that (w) all Additional Notes issuable hereunder have been issued as of such date of determination, (x) the Notes are convertible at the Floor Price (as defined in the Notes) as of such applicable date of determination, (y) interest on the Notes shall accrue through the third (3rd) anniversary of the Initial Closing Date (as defined in the SPA) and will be converted in Ordinary Shares at a conversion price equal to the Floor Price as of such applicable date of determination, and (z) any such conversion shall not take into account any limitations on the conversion of the Notes set forth in the Notes), all subject to adjustment provided in the Notes (the “Required Registration Amount”). The PIPE Investor SPA provides that the First Additional Closing for the Additional Note in the aggregate original principal amount of $2,530,000 will take place on the date this registration statement is submitted to the SEC.

For so long as the effective registration statement of which this prospectus forms a part is available for use, the Selling Shareholders can sell under this prospectus an aggregate of up to 15,105,000 Ordinary Shares constituting approximately 10.7% of the issued and outstanding Ordinary Shares (assuming all Notes registered under this registration statement are converted in full at the Floor Price equal to $0.48). Given the substantial number of Ordinary Shares being registered for potential resale by the Selling Shareholders pursuant to this prospectus, the sale of shares by the Selling Shareholders, or the perception in the market that the holders of a large number of our Ordinary Shares intend to sell their shares, could increase the volatility of, or result in a significant decline in, the public trading price of the Ordinary Shares. See “Shares Eligible for Future Sales” for more details.

Our Corporate Information

We are an exempted company incorporated in the Cayman Islands with limited liability. Our principal executive office is located at 29 Tai Seng Avenue #02-01, Natural Cool Lifestyle Hub, Singapore 534119. Our telephone number is +65 80427330. Our website is www.gclglobalholdings.com.

The SEC maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

Our Organizational Structure

The following chart illustrates the current corporate structure of GCL:

Names of entities referred to in chart:

Term	Company Name	Term	Company Name
2Game	2Game Digital Limited	Epicsoft Hong Kong	Epicsoft (Hong Kong) Limited
2Game Brazil	2 Game Pro Ltda.	Epicsoft Malaysia	Epicsoft Malaysia Sdn. Bhd.
2Game Dubai	2Game Digital DMCC	GCL Global SG	GCL Global Pte. Ltd.
4Divinity	4Divinity Pte. Ltd.	Hainan GCL	Hainan GCL Technology Co. Ltd.
4Divinity UK	4Divinity UK Ltd.	Martiangear	Martiangear Pte. Ltd.
4Divinity JP	4Divinity Japan Ltd.	Starry Jewelry	Starry Jewelry Pte. Ltd.
Ban Leong	Ban Leong Technologies Limited	Titan Digital Media	Titan Digital Media Pte. Ltd.
Epicsoft Asia	Epicsoft Asia Pte. Ltd.

Summary of Risk Factors

Risks Related to the Company’s Business and Industry

●	Our business will suffer if we are unable to distribute and publish new game titles, “hit” game titles or sequels to such “hit” titles.

●	Our ability to acquire and maintain licenses to intellectual property through distribution agreements with game publishers may affect our revenue and profitability.

●	The increasing importance of digital content delivery exposes us to the risks of that business model, including greater competition from online and mobile games.

●	We rely on our sales channel partners some of whom influence the fee structures for online distribution of our games on their platforms.

●	We rely on third-party retailers to distribute our games and collect revenues generated on their websites or other e-commerce websites and third-party platforms.

●	Our success depends on Jacky Choo See Wee, our Group Chairman and CEO of Epicsoft Asia, and our senior management team. Loss of Mr. Choo’s leadership or services from any of our senior management team could have a material adverse effect on our business, financial condition and results of operations.

●	A limited number of customers account for a significant portion of our sales. The loss of a principal customer or other significant business relationship could seriously hurt our business.

●	Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our titles.

●	Our publishing business is partly dependent on our ability to enter into successful software development arrangements with third parties.

●	We have engaged, and expect to engage, third-party game development companies to co-develop, co-publish or operate certain games, and if they fail to perform as expected, our business may suffer.

●	If we do not successfully invest in, establish and maintain awareness of our brands and games, or if we incur excessive expenses promoting and maintaining our brands or our games, our business, financial condition, results of operations, or reputation could be harmed.

●	The video game industry is very competitive. If consumers prefer our competitors’ games over the ones we distribute or develop, our operating results could suffer.

●	We intend to grow our business through strategic acquisitions, investments, and joint ventures that involve numerous risks and uncertainties.

●	If we fail to manage our growth effectively, our business, financial condition, results of operations and prospects could be materially and adversely affected.

●	We plan to raise additional funds through sale of equity or convertible debt securities in order to fuel business growth. We are or may be subject to contractual covenants which place certain limitations on how we manage our business.

Risks Related to the Company’s International Operations, Legal and Regulatory Matters

●	Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.

●	Our international operations are, and our strategy to expand internationally will be, subject to increased challenges and risks.

●	Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on our business.

●	Any failure by us or our vendors to comply with applicable anti-money laundering or other related laws and regulations could damage its business, reputation, financial condition, and results of operation, or subject it to other risks.

●	We are subject to risks associated with operating and investing in Asia.

●	Our revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in Asia as well as globally.

●	Uncertainties with respect to the legal system in certain markets in we operate in could adversely affect our operations.

●	We could face uncertain tax liabilities in various jurisdictions where we operate, and suffer adverse financial consequences as a result.

●	Companies and governmental agencies may restrict access to platforms, our website or the Internet generally, which could lead to the loss or slower growth of our gamer base.

Risks Related to the Company Operating in China

●	The uncertainties and quick change of the legal system in China with little advance notice could limit the legal protections available or impose additional requirements and obligations on our business operation in Hong Kong, which may materially and adversely affect our business, financial condition, and results of operations.

●	The gaming industry in China is subject to a variety of PRC laws and regulations, many of which are unsettled and still developing, and which could subject us or our resellers to claims or otherwise harm our business, financial condition, results of operations and growth prospects.

●	Any lack of requisite approvals, licenses, or permits applicable to our resellers’ business may have a material and adverse impact on our resellers’ business, financial condition, and results of operations.

Risks Related to PubCo Operating as a Public Company

●	GCL Group’s management team has limited experience managing a public company.

●	In connection with the preparation of the Company’s consolidated financial statements for fiscal years 2025, the Company identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB. Failure to maintain effective internal controls over financial reporting could have a material adverse effect on GCL’s business, operating results and stock price.

●	If GCL ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

●	Because GCL is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

●	Although as a foreign private issuer, GCL is exempt from certain corporate governance standards applicable to US domestic issuers, if GCL cannot continue to satisfy the listing requirements and other rules of Nasdaq, GCL’s securities may be delisted, which could negatively affect the price of its securities and your ability to sell them.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because GCL is incorporated under Cayman Islands law.

●	As a “controlled company” under the Nasdaq rules, GCL may choose to exempt itself from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	GCL is deemed to be an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, GCL’s Ordinary Shares may be less attractive to investors.

Risks Related to Our Securities

Risks and uncertainties relating to our securities include, but are not limited to, the following:

●	uncertainty in the development of an active trading market for our shares;

●	price volatility of our shares;

●	sale or availability for sale of substantial amounts of our shares by the Selling Shareholderss that could cause the price of our shares to fall, and certain Selling Shareholders can earn a positive rate of return on their investment, even if other shareholders experience a negative return;

●	potential dilution for existing shareholders upon our issuance of additional shares;

●	trading price of our shares may be impacted by sales of our shares by the holder of the Notes;

●	the interests of the Selling Shareholders may not align with the interests of the other shareholders;

●	we will not receive any proceeds from the resale of Ordinary Shares by the Selling Shareholders;

●	volatility in our share price could subject us to securities class action litigation;

●	the impact of market volatility on the share price and trading volume of our securities;

●	our policy to not pay dividends in the foreseeable future;

●	if securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about us, the price and trading volume of our securities could decline significantly;

●	we are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to domestic public companies in the United States;

●	the IRS may not agree with the position that we should be treated as a foreign corporation for U.S. federal income tax purposes, which could have a material adverse effect on our financial position and results from operations and on non-U.S. holders’ securities;

●	we may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares;

●	changes to, or changes in interpretations of, tax laws could have a material adverse effect on our business, financial condition and results of operations; and

●	our ability to maintain the listing of our securities on Nasdaq in the future;

THE OFFERING

The summary below describes the principal terms of the offering. The “Description of Securities” section of this prospectus contains a more detailed description of the ordinary shares of the Company. Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” of this prospectus.

Issuer	GCL Global Holdings Ltd

Resale of Ordinary Shares

The Ordinary Shares that may be offered and sold from time to time by the Selling Shareholders	Up to 15,105,000 Ordinary Shares, par value $0.0001 per share, consisting of (i) 14,480,000 Ordinary Shares issuable upon conversion of the Notes issued to PIPE Investor; and (ii) 625,000 Ordinary shares by Teng.

Ordinary Shares issued before this Offering	126,318,225 Ordinary Shares

Ordinary Shares outstanding before this Offering	121,989,831 Ordinary Shares

Ordinary Shares issued after this Offering	141,423,225 Ordinary Shares (assuming all Notes registered under this registration statement are converted in full at the Floor Price pursuant to the PIPE Investor SPA and no exercise of outstanding options or warrants)

Outstanding Shares outstanding after this Offering	137,094,831 Ordinary Shares (assuming all Notes registered under this registration statement are converted in full at the Floor Price pursuant to the PIPE Investor SPA and no exercise of outstanding options or warrants)

Terms of the Offering	The Selling Shareholders will determine when and how they will dispose of the securities being registered for resale by the Selling Shareholders registered under this prospectus. The securities offered by this prospectus may be offered and sold at prevailing market prices, privately negotiated prices or such other prices as the Selling Shareholders may determine. See the section titled “Plan of Distribution”.

Conversion Terms of the Notes	Up to an aggregate original principal amount of $45,500,000 may be issued and sold pursuant to the PIPE Investor SPA at the option of PIPE Investor, or if certain conditions are met, of the Company. At any time, PIPE Investor has the right to convert all or a portion of the outstanding Notes at a conversion price of $2.16 per share, subject to certain adjustment in accordance with the terms of the Notes, at any time prior to the maturity date which is three years from the date of issuance. Shares issuable upon the conversion of up to only the aggregate original principal amount of $5,430,000 of Notes, at a conversion price equal to the floor price of $0.48, are being offered and sold from time to time by the Selling Shareholders in this prospectus.

Use of proceeds	We will not receive any of the proceeds from the sale of the securities by the Selling Shareholders.

Market for Ordinary Shares	Our Ordinary Shares are listed on The Nasdaq Global Select Market under the trading symbol “GCL”.

Risk factors	Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” and elsewhere in this prospectus.

Except where otherwise stated, the number of Ordinary Shares that will be outstanding immediately before this offering excludes 16,500,000 Ordinary Shares underlying the Warrants that are outstanding.

RISK FACTORS

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this prospectus, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, results of operations, and growth prospects would likely be materially and adversely affected. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The trading price and value of our securities could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the Company’s Business and Industry

Our business will suffer if we are unable to distribute and publish new game titles, “hit” game titles or sequels to such “hit” titles.

Our business depends on distributing and publishing games that consumers will purchase, download and spend time and money playing. We currently distribute and sell to retailers and consumers console games, game codes, and gaming content that are compatible with major gaming consoles such as Sony PlayStation, Microsoft Xbox, and personal computers (“PCs”). Our sales and marketing efforts are focused on both distributing more games and improving the experience of the games we currently distribute (for example, through merchandise and localized promotional materials). We generate revenue primarily from distribution of video games in Asia from international PC and video game publishers and studios. We commit to a certain marketing budget to market and promote the games. For games distributed through third-party platforms such as Steam, we are required to pay the platform providers at a pre-determined rate. These costs are expected to remain a significant portion of our cost of revenues. In order to remain profitable, we need to generate sufficient revenue from our existing and new game offerings to offset our ongoing development, sales and marketing and operating costs.

Since the revenue generated from game distributions accounted for Over 86.8%, 93.3% and 87.9% of our total consolidated revenue for the fiscal years ended March 31, 2025, 2024 and 2023, respectively, the GCL Group’s success depends largely on our ability to sell commercially successful “hit” game titles or sequels to such “hit” titles. If we experience any delays in product releases or disruptions following the commercial release of our “hit” titles or their sequels, our operating results will be materially adversely affected. Since our distribution agreements typically require us to commit to a minimum order quantity per game title, we may even experience a loss if demand for the games we distribute falls short of our expectations. Although we are currently one of the biggest video game distributors in Asia, there is no assurance that we can continue to maintain our market leading position in the game distribution industry in Asia if we fail to meet these minimum purchase commitments in our distribution agreements with game publishers. Our brand will also suffer if we fail to continue to distribute and publish consistently high quality and well-received game products and services, and as a result, our revenue and profitability may decline.

The success of our games depends, in part, on unpredictable and constantly changing factors beyond our control including consumer preferences and spending habits, competing games and the availability of other entertainment experiences. If the games we distribute do not meet consumer expectations, or if new games are not brought to market by us in a timely and effective manner, our ability to grow revenue and our financial performance will be adversely affected.

Our ability to successfully distribute and sell games to resellers and their ability to achieve commercial success will depend on our ability to:

●	effectively market the games to existing and new gamers;

●	adapt to changing gamers’ preferences and spending habits;

●	attract, retain and motivate and talented game designers and developers;

●	efficiently manage the distribution and publishing of new games and features;

●	achieve and maintain successful customer engagement and effectively monetize our games and game intellectual property (the “game IP”);

●	maintain an engaging gaming experience and retain our gamers;

●	compete successfully against a large and growing number of existing market participants;

●	accurately forecast the timing and expense of our operations, including original content development, marketing and customer acquisition, customer adoption and revenue growth; and

●	minimize and quickly identify bugs or outages as a game publisher.

These and other uncertainties make it difficult to know whether we will succeed in continuing to distribute or publish successful games, and launch new games and features in accordance with our operating plan. If we do not succeed in doing so, our business, financial condition, results of operations or reputation will suffer.

Our ability to acquire and maintain licenses to intellectual property through distribution agreements with game publishers may affect our revenue and profitability.

Our video game distribution business depends on the distribution agreements we enter into with publishers giving us the licenses or rights to third-party intellectual property for use in the games we distribute or platform to enhance the experience of our gamers. Pursuant to these distribution agreements, the publishers retain all the intellectual properties rights related to the games, and the licenses granted typically limit our use of the intellectual properties to specific uses and for specific time periods, and include other contractual obligations, including the achievement of certain minimum order quantities in order for the license to remain in effect. In many cases, certain intellectual property rights may be licensed to us on a non-exclusive basis, and accordingly, the owners of such intellectual property are free to license such rights to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Competition for these licenses is intense. If we are unable to obtain and remain in compliance with the terms of these licenses or obtain additional licenses on reasonable economic terms, our revenue and profitability may be adversely impacted.

The increasing importance of digital content delivery exposes us to the risks of that business model, including greater competition from online and mobile games.

The increased importance of digital content delivery in our industry, including through subscription-based access to a portfolio of interactive content, increases our potential competition, as the minimum capital needed to produce and publish a digitally delivered game is significantly less than that needed to produce and publish one that is delivered through retail distribution. A continuing shift to digital content delivery could result in a deprioritization of our games by retailers. This shift also requires us to dedicate capital to developing and implementing alternative marketing strategies which may or may not successful. If we are unable to effectively market and distribute our games, our business and operating results will be materially adversely affected.

We rely on our sales channel partners some of whom influence the fee structures for online distribution of our games on their platforms.

We rely on our sales channel partners, some of whom have retained the right to change the fee structures for online distribution of both paid content and free content (including patches and corrections) that we license to them for distribution on their platforms. Such channel partners’ ability to set or influence fees may increase costs, which could negatively affect our operating margins. We may be unable to distribute our content in a cost-effective or profitable manner through such distribution channel, which could adversely affect our business, financial condition and operating results.

Outside of fee arrangements, our agreements with our channel partners sometimes give them significant control over other aspects of the distribution of our products and services that we develop for their platform. If our channel partners establish terms that restrict our offerings through their channels, or significantly affect the financial terms on which these products are offered to our customers, we may be unable to distribute our product offerings through them or be forced to do so on materially worse financial or business terms in negotiating such various aspects of distribution. Increased competition for digital “shelf space” has put channel partners in more favorable bargaining positions in relation to such terms of distribution.

We rely on third-party retailers to distribute our games and collect revenues generated on their websites or other e-commerce websites and third-party platforms.

Over 86.8%, 93.3% and 87.9% of our total consolidated revenue for the fiscal years ended March 31, 2025, 2024 and 2023, respectively, was generated from game distributions. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms loses market share or falls out of favor, or is unavailable for a prolonged period of time, our business will suffer.

We are subject to the standard and non-negotiated policies and terms of service/publisher agreements of third-party platforms, which govern the promotion, distribution, content, and operation generally of games on the platform. Each platform provider has broad discretion to unilaterally change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how we are able to advertise on the platform, change how the personal information of its users is made available to application developers on the platform, limit the use of personal information for advertising purposes, or restrict how gamers can share information with their friends on the platform or across platforms. Our business could be harmed if:

●	the platform providers discontinue or limit our access to their platforms;

●	governments or private parties, such as internet providers, impose bandwidth restrictions, increase charges, or restrict or prohibit access to those platforms;

●	the platforms increase the fees they charge us or change the ways in which their fees are determined;

●	the platforms decline in popularity;

●	the platforms block or limit access to the genres of games that we provide in any jurisdiction;

●	the platforms change how the personal information of gamers is made available to developers or develop or expand their own competitive offerings; or

●	we are unable to comply with the platform providers’ terms of service.

Changes in the respective terms of service or policy changes of third-party platforms may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games, increase our costs to operate on these platforms, or result in the exclusion or limitation of our games. Any such changes could adversely affect our business, financial condition, or results of operations.

In addition, third-party platforms typically impose certain file size limitations, restricting our ability to create software with additional features that would result in a larger file size than what the platform providers would support. A larger game file size could also cause gamers to delete our games once the file size grows beyond the capacity of their devices’ storage limitations or could reduce the number of downloads of these games. If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms or conditions or experienced issues. If any of our third-party service providers is unable to process payments, even for a short period of time, our business could be harmed. These platforms and our third-party online payment service providers may also experience security breaches or other issues with their functionalities. In addition, if we violate, or a platform provider believes we have violated, its terms of service, policies, or standard publisher agreements (or if there is any change or deterioration in our relationship with any of these platform providers), that platform provider could limit or discontinue our access to the platform or we may be exposed to liability or litigation. If these third-party platforms and online payment service providers otherwise experience issues that impact the ability of gamers to download or access our games, it could materially and adversely affect our brands and reputation, as well as our business, financial condition, and results of operations.

Our success depends on Jacky Choo See Wee, our Group Chairman and CEO of Epicsoft Asia, and our senior management team. Loss of Mr. Choo’s leadership or services from any of our senior management team could have a material adverse effect on our business, financial condition and results of operations.

Our success to date was largely attributable to the leadership of industry veteran, Mr. Jacky Choo See Wee, our Group Chairman and CEO of Epicsoft Asia. We rely on Mr. Choo for our continued growth and operation, and the continued development of our strategic direction, based on his experience and connections in the industry in Asia.

We have an experienced senior management team comprised of Sebastian Toke, our GCL Group CEO, Keith Liu Min Tzau, our Group Deputy CEO and Group Chief Marketing Officer, Kenny Lin Yuxin, our Group Chief Financial Officer, and Catherine Choo See Ling, our Group Chief Operating Officer. Together, they are responsible for directing and managing daily operations in all aspects of our business, monitoring and supervising compliance and risk management, overseeing financial condition and performance, managing relationships with all stakeholders in our market and formulating business strategies. Loss of services of Mr. Choo or any of our key management members and failure to promptly find suitable replacement will cause our business and operations to suffer.

Our games and other software applications, and our and our vendors’ and other partners’ information technology and other systems and platforms (Steam/PSN and other partner platforms), have on occasion, experienced failures, errors, defects, or disruptions. Although such events have not had a material impact in the past, future similar events could disrupt our business, impact our games and related software applications, affect our ability to scale our technical infrastructure, diminish our brand and reputation, subject us to liability, and adversely affect our operating results and growth prospects.

Our games may contain errors, bugs, flaws, corrupted data, defects, and other vulnerabilities, some of which may only become apparent after their launch, particularly as we launch new games and rapidly release new features to existing games under tight time constraints. Furthermore, our development and testing processes may not detect errors and vulnerabilities in our games prior to their release. Any such errors, flaws, defects, and vulnerabilities may adversely affect the game experience of our gamers, harm our reputation, cause our gamers to stop playing our games, divert our resources, and delay market acceptance of our games, any of which could result in harm to our business, financial condition, or results of operations.

Our technology infrastructure is critical to the performance of our games and satisfaction of our gamers and to the general operation of our business. We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that the measures we take to detect and prevent or hinder cyber-attacks or other security or data breaches, to protect our systems, data and gamer information, and to prevent outages, data loss, and fraud, including a disaster recovery strategy for server, equipment, or systems failure and the use of third parties for certain cybersecurity services, will provide sufficient security or be adequate for our operations. Our vendors and other partners are also subject to the foregoing risks, and we do not have any control over them. We have experienced, and may in the future experience, system disruptions, outages, and other performance problems, including when releasing new software versions or bug fixes, due to a variety of factors, including infrastructure changes, human or software errors, and capacity constraints. Such disruptions have not had a material impact to date, however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our or third parties’ computer systems and technological infrastructure, including the data contained therein or transmitted thereby, could materially adversely affect our business, financial condition, results of operations, and prospects.

Programming errors, defects, and data corruption could also disrupt our operations, adversely affect the experience of our consumers, harm our reputation, cause our gamers to stop playing our games, divert our resources, and delay market acceptance of our games, any of which could result in legal liability to us or harm our business, financial condition, results of operations, and prospects.

If our gamer base and engagement continue to grow, and the number and types of games we offer continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our gamers’ needs and operate our business. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our games or other operations. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, which could further degrade the gamer experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (including the COVID-19 pandemic or other future health epidemics or contagious disease outbreaks), or other catastrophic events.

We believe that if our gamers have a negative experience with our games, or if our brand or reputation is negatively affected, gamers may be less inclined to continue or to engage with us. As such, a failure or significant interruption in our service would harm our reputation, business, and operating results.

A limited number of customers account for a significant portion of our sales. The loss of a principal customer or other significant business relationship could seriously hurt our business.

For each of the fiscal year ended March 31, 2025 and 2024, sales to our four biggest customers in the aggregate accounted for more than half of our total consolidated revenue. Our sales are made primarily without long-term agreements or other commitments, and our customers may terminate their relationship with us at any time. Certain of our customers may decline to carry products containing mature content. The loss of our relationships with principal customers and resellers or a decline in sales to principal customers or resellers, could materially adversely affect our business, financial condition, and operating results. In addition, if our customers or resellers are subject to pricing pressures due to deteriorating demand for our products, competition, or otherwise, such customers or resellers may pass those pricing pressures through to us, which could materially adversely affect our business, financial condition and operating results.

Furthermore, our customers may also be placed into bankruptcy, become insolvent, or be liquidated due to economic downturns, global credit contractions, or other factors. Bankruptcies or consolidations of certain large retail customers could seriously hurt our business, including as a result of uncollectible accounts receivable from such customers and the concentration of purchasing power among large retailers.

Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our titles.

Competition is intense among newly introduced interactive entertainment software titles for adequate shelf space and promotional support, with most and highest quality shelf space devoted to those games expected to be best sellers. We cannot be certain that our new game products will consistently achieve top seller status. Competition for retail shelf space is expected to continue to increase, which may require us to increase our marketing expenditures to maintain desirable sales levels of our titles. Competitors with more extensive lines and more popular titles may have greater bargaining power with retailers. Accordingly, we may not be able, or we may have to pay more than our competitors, to achieve similar levels of promotional support and shelf space. Similarly, as digital sales increase in importance to our business, there is increasing competition for premium placements of our games on websites. Such placement is subject to many similar risks as physical shelf space discussed above.

Our publishing business is partly dependent on our ability to enter into successful software development arrangements with third parties.

The success of our publishing business depends on our ability to continually identify and develop new game titles in a timely fashion. We rely on third-party software developers for the development of most of the game titles we publish. Quality third-party developers are continually in high demand, and those who have co-developed titles for us in the past may not be available to develop software for us in the future. Due to the limited availability of third-party software developers and the limited control that we exercise over them, these developers may not be able to complete game titles for us on a timely basis or within acceptable quality standards, if at all. We have entered into agreements with third parties to acquire the rights to publish and distribute games. These publishing agreements typically require us to make development payments, pay royalties, and satisfy other conditions. Our development payments may not be sufficient to permit developers to develop new software successfully, which could result in material delays and significant increases in our costs to bring particular products to market. Software development costs, promotion and marketing expenses and royalties payable to software developers and third-party licensors have continued to increase and reduce our profit margin. Future sales of our titles may not be sufficient to recover development payments and advances to software developers and licensors, and we may not have adequate financial and other resources to satisfy our contractual commitments to such developers. If we fail to satisfy our obligations under agreements with third-party developers and licensors, the publishing agreements may be terminated or modified in ways that are burdensome to us and have a material adverse effect on our business, financial condition, and operating results.

We have engaged, and expect to engage, third-party game development companies to co-develop, co-publish or operate certain games, and if they fail to perform as expected, our business may suffer.

We have in the past and expect in the future to, engage third-party game development companies to co-develop or co-publish certain video games with us. For instance, Atomic Heart, a game launched in February 2023, was co-published by us and Focus Entertainment, an international game studio backed by Chinese multinational conglomerate, Tencent Interactive Entertainment (“Tencent”), and an independent European video game developer and publisher. We also co-published S.T.A.L.K.E.R. 2: Heart of Chornobyl in November 2024 and JDM: Japanese Drift Master in May 2025. We typically have limited control over the work performed by the development company and are therefore subject to additional risks than if our own employees were developing and operating our games, such that completion of our games and their publication could be delayed due to the development company’s failure to adhere to our milestones and roadmaps, or political or other risks in the foreign country in which the development company operates. If our third-party game development companies fail to complete development milestones in accordance with our game development roadmap, or do not perform in accordance with our agreements with them, it could adversely affect the development of our games that are the subject of that agreement, including delaying their availability for launch and their performance once launched, which could materially and adversely impact our ability to meet our forecasts.

Once a co-published game is launched, we will be reliant on the development company’s ability to maintain an adequate number of knowledgeable and experienced personnel to operate and maintain the co-developed game or existing game successfully and to develop and implement future game updates, patches and bug fixes, as well as provide ongoing support services. If the development companies fail to operate and maintain the co-developed game or existing game, it could adversely affect such game’s performance and gamer satisfaction, and our business may suffer as a result. Further, if the game development companies breached our agreements with them, or unilaterally elected to discontinue providing services, we would have to find a substitute provider or replace the lost services internally, which could disrupt the operation of the games and result in dissatisfied gamers, increased expenses, lost revenues, and other adverse effects.

In addition, a co-published game may incorporate intellectual property owned by the applicable development company. In such cases, we have or will obtain licenses to use the intellectual property as integrated with and into the co-developed game, but we will not own such intellectual property. If the third-party game developer challenged our right to use its intellectual property or the manner in which we use such intellectual property, it could materially and adversely affect our ability to continue to publish the co-developed game.

If we do not successfully invest in, establish and maintain awareness of our brands and games, or if we incur excessive expenses promoting and maintaining our brands or our games, our business, financial condition, results of operations, or reputation could be harmed.

We believe that establishing and maintaining our brands is critical to maintaining and creating favorable relationships with gamers and content licensors, as well as competing for key talent. Increasing awareness of our brands and recognition of our games is particularly important in connection with our strategic focus on further publishing opportunities and entering game creation and development opportunities. In addition, we have only recently began to expand into publishing and entertainment properties management by bringing forth different monetization solutions for the game IP. Although we make significant sales and marketing expenditures in connection with the launch of our games, these efforts may not succeed in increasing awareness of our brands or the new games. If we fail to increase and maintain brand awareness and consumer recognition of our games, our potential revenue could be limited, our costs could increase, and our business, financial condition, results of operations, or reputation could suffer.

The video game industry is very competitive. If consumers prefer our competitors’ games over the ones we distribute or develop, our operating results could suffer.

Competition in the video game industry is intense. A relatively small number of “hit” game titles can account for a large portion of total sales revenue in our industry. “Hit” game titles offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause our sales revenue to drop. As our business is also dependent upon our ability to develop “hit” game titles, which require increasing budgets for development and marketing, the availability of significant financial resources has become a major competitive factor in developing and marketing games. Some of our competitors have greater financial, technical, personnel, and other resources than we do and are able to finance larger budgets for development and marketing and make higher offers to licensors and developers for commercially desirable properties. For instance, large game publishers, such as NetEase and Tencent, and global interactive entertainment companies such as Electronic Arts Inc. and Activision Blizzard, Inc. all have games that compete with the games we distribute or develop. Some of these current and potential competitors have significant resources, can incorporate their own strong brands and assets into their games, have a more diversified set of revenue sources than we do and may be less severely affected by changes in consumer preferences, regulations or other developments that may impact our industry.

In addition, both the online and mobile games marketplaces are characterized by frequent product introductions, relatively low barriers to entry, and new and evolving business methods, technologies and platforms for development. Widespread consumer adoption of these new platforms for games and other technological advances in and/or new business or payment models in online or mobile game offerings could negatively affect our sales of console and PC games.

We also compete with a vast number of small companies and individuals who are able to create and launch video games and other content for devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. The proliferation of titles in these open developer channels makes it difficult for us to compete for gamers without substantially increasing our marketing expenses. Our game titles also compete with other forms of entertainment, such as social media and casual games, in addition to motion pictures, television and audio and video products featuring similar themes, online computer programs and other entertainment, which may be less expensive or provide other advantages to consumers. Increasing competition could result in loss of gamers, increasing gamer acquisition and retention costs, and loss of talent, all of which could harm our business, financial condition or results of operations.

We intend to grow our business through strategic acquisitions, investments, and joint ventures that involve numerous risks and uncertainties.

We intend to grow our business through strategic transactions, including acquisitions, investments, and joint ventures, that involve numerous risks and uncertainties. We have previously closed several such transactions, including the acquisition of Martiangear, Starry Jewelry and 2Game, and are currently in the process of completing our acquisition of Ban Leong, and in the future expect to continue to be in, various stages of seeking, evaluating, and pursuing additional strategic transactions in Asia. These transactions often require unique approaches to integration due to, among other reasons, the structure of the transactions, the locations, and cultural differences among the other company’s teams and ours, and have required and will continue to require significant attention from our management team. If we are unable to obtain the anticipated benefits from these transactions, or if we encounter difficulties in integrating any acquired operations with our business, our financial condition and results of operations could be materially harmed.

Challenges and risks from such acquisitions, investments, and joint ventures include:

●	our ability to identify, compete effectively for, or complete suitable acquisitions and investments at prices we consider attractive;

●	our ability to estimate accurately the financial effect of acquisitions and investments on our business, our ability to estimate accurately any synergies or the impact on our results of operations of such acquisitions and investments;

●	acquired products, technologies or capabilities, particularly with respect to any that are still in development when acquired, may not perform as expected, may have defects, or may not be integrated into our business as expected;

●	acquired entities or joint ventures may not achieve expected business growth or operate profitably, which could adversely affect our results of operations, and we may be unable to recover investments in any such acquisitions or joint ventures;

●	our assumption of legal or regulatory risks, particularly with respect to smaller businesses that have immature business processes and compliance programs, or litigation we may face with respect to the acquired company, including claims from terminated employees, gamers, former shareholders, or other third parties;

●	negative effects on business initiatives and strategies from the changes and potential disruption that may follow the acquisition;

●	diversion of our management’s attention;

●	declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, or future prospects;

●	the need to integrate the operations, systems, technologies, products, and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

●	the difficulty in determining the appropriate purchase price of acquired companies may lead to the overpayment of certain acquisitions and the potential impairment of intangible assets and goodwill acquired in the acquisitions;

●	the difficulty in successfully evaluating and utilizing the acquired products, technology, or personnel;

●	acquisitions, investments, and joint ventures may require us to spend a significant amount of cash, to incur debt, resulting in increased fixed payment obligations and could also result in covenants or other restrictions on us, or to issue capital stock, resulting in dilution of ownership of our shareholders;

●	the need to implement controls, procedures, and policies appropriate for a larger, U.S. public company as companies that prior to acquisition may not have as robust controls, procedures, and policies;

●	the difficulty in accurately forecasting and accounting for the financial impact of an acquisition transaction, including accounting charges and integrating and reporting results for acquired companies that have not historically followed U.S. GAAP;

●	the fact that we may be required to pay contingent consideration in excess of the initial fair value, and contingent consideration may become payable at a time when we do not have sufficient cash available to pay such consideration;

●	the fees and costs of legal, accounting, and other professional advisors engaged by us for such acquisitions, which may be substantial;

●	under purchase accounting, we may be required to write off deferred revenue which may impair our ability to recognize revenue that would have otherwise been recognizable which may impact our financial performance or that of the acquired company;

●	risks associated with our expansion into new international markets and doing business internationally, including those described under the caption “Our international operations are, and our strategy to expand internationally will be, subject to increased challenges and risks”;

●	in the case of foreign acquisitions, the need to integrate operations across different regulatory environment, cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

●	the potential loss of, or harm to, our relationships with employees, gamers, content licensors, and other suppliers as a result of integration of new businesses;

●	our dependence on the accuracy and completeness of statements and disclosures made or actions taken by the companies we acquire or their representatives, when conducting due diligence and evaluating the results of such due diligence;

●	liability for activities of the acquired company before the acquisition, including intellectual property and other litigation claims or disputes, cyber and information security vulnerabilities, violations of laws, rules, and regulations, commercial disputes, tax liabilities, and other known and unknown liabilities; and

●	we may not be able to effectively influence the operations of our joint ventures, or we may be exposed to certain liabilities if our joint venture partners do not fulfill their obligations.

The benefits of an acquisition, investment, or joint venture may also take considerable time to develop, and we cannot be certain that any particular transaction will produce the intended benefits, which could adversely affect our business, financial condition, or results of operations. Our ability to grow through future acquisitions, investments, and joint ventures will depend on the availability of suitable candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger transactions. In addition, depending upon the duration and extent of shelter-in-place, travel and other business restrictions adopted by us and imposed by various governments in response to the COVID-19 pandemic or other future health epidemics or contagious disease outbreaks, we may encounter challenges in evaluating future acquisitions, investments, and joint ventures and integrating personnel, business practices, and company cultures from acquired companies. Acquisitions, investments, and joint ventures could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets, or write-offs of goodwill or intangible assets, which could adversely affect our results of operations and dilute the economic and voting rights of our shareholders.

If we fail to manage our growth effectively, our business, financial condition, results of operations and prospects could be materially and adversely affected.

As part of our business strategy, we have entered into and plan to pursue a wide array of potential strategic transactions, including strategic investments, alliances, partnerships, joint ventures and acquisitions, in each case relating to businesses, technologies, services and other assets that we expect to complement our business or that we believe will help to grow our business.

These types of transactions involve numerous risks, including, among others:

●	intense competition for suitable targets and partners, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

●	complex technologies, terms and arrangements, which may be difficult to implement and manage;

●	failures or delays in closing transactions;

●	difficulties integrating brand identity, technologies, operations, existing contracts, and personnel;

●	difficulties implementing our corporate or compliance policies and guidelines with the acquired entities effectively;

●	failure to realize the anticipated return on investment, benefits or synergies;

●	exclusivity provisions which prevent us from providing a particular service outside of the strategic alliance or partnership in a particular jurisdiction which could serve to limit access to business opportunities;

●	failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company, partner or technology, including but not limited to issues related to intellectual property, cybersecurity risks, regulatory compliance practices, litigation, security interests over assets, contractual issues, revenue recognition or other accounting practices, or employee or user issues;

●	expanding into business activities where we have limited experience, such as brick-and-mortar businesses, or no experience at all;

●	failure to retain key employees, to ensure that we can preserve value in the existing platform and avoid loss of institutional knowledge;

●	risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals or other adverse reactions from regulators, which may result in blockade, delay or restructuring of such transactions;

●	regulatory changes that require adjustments to our business or shareholding or rights in relation to subsidiaries or joint ventures;

●	any significant use of cash or incurrence of debt to finance the transactions may restrict our business and any issuance of equity and/or convertible note to finance or otherwise complete the transactions may result in dilution to our shareholders;

●	adverse reactions to acquisitions by investors and other stakeholders; and

●	distraction of our management from executing our existing strategic plan as each strategic transaction will require management time and resources to negotiate, execute and integrate.

If we fail to address the risks or other problems encountered in connection with past or future transactions such as the foregoing, or if we fail to successfully integrate or manage such transactions, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We plan to raise additional funds through sale of equity or convertible debt securities in order to fuel business growth.

To fuel the growth of our business, we plan to raise financing through sale of equity or convertible debt securities in the near future. However, there is no assurance that such financing will be available to us when needed, or if available, on terms that are favorable to us. Should the financing we require be unavailable to us, or on terms unacceptable to us when we require it, we may have to delay, curtail or alter our strategic acquisition or business plans, and as a result, our business, operating results, financial condition, and prospects could be materially adversely affected.

The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

We are or may be subject to contractual covenants which place certain limitations on how we manage our business.

Certain credit agreements we have with banks (the “Credit Agreement”) may limit our ability to take various actions, including incurring additional debt, paying dividends, repurchasing shares, and acquiring or disposing of assets or businesses. Accordingly, we may be restricted from taking actions that management believes would be desirable and in the best interests of us and our shareholders. Our Credit Agreement also requires us to satisfy specified financial covenants and comply with other affirmative and negative covenants. A breach of any of the covenants contained in our Credit Agreement could result in an event of default, which would allow our lenders to pursue various remedies, including accelerating the repayment of any outstanding indebtedness under our Credit Agreement.

Risks Related to the Company’s International Operations, Legal and Regulatory Matters

Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.

We currently operate in the large, diverse and complex Asia, Brazil, the U.K. and the UAE. We are subject to various regulations in each of the jurisdictions in which we operate.

Focus areas of regulatory risk that we are exposed to include, among others: (i) evolution of laws and regulations applicable to game distribution and video game development, (ii) various forms of data regulation such as data localization, data portability, cybersecurity and advertising or marketing, (iii) antitrust regulations, (iv) foreign ownership restrictions, (v) artificial intelligence regulation and (vi) regulations regarding the provision of online services, including with respect to the internet, mobile devices and e-commerce.

In addition, we may not be able to obtain all the licenses, permits and approvals that may be necessary to provide our game publishing and those we plan to publish. Because the gaming industry, in which we operate and which includes gaming devices technology, continues to develop, the relevant laws and regulations, are always evolving in certain jurisdictions and their interpretations may be unclear. This can make it difficult for us to assess which licenses and approvals are necessary for our business, or the processes for obtaining such licenses in certain jurisdictions. For these reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire, we will be able to renew them. We cannot be sure that its interpretations of the rules and their exemptions have always been or will be consistent with those of the local regulators. As we expand our businesses to gaming development area, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets we plan to operate in. For example, depending on the types of games that we offer and distribute to the customers and the way of distribution, we may need to obtain permits or licenses under the Gambling Control Act 2022 of Singapore and the Films Act 1981 of Singapore. Please refer to “Business — Regulations Applicable to the Company” for further information.

Our business is subject to regulations from various regulators within each jurisdiction it operates in, and such regulators may not always act in concert. As a result, we may be subject to requirements which separately may not be materially adverse to us but when taken together could have a material impact on us. In addition, we are subject to differing, and sometimes conflicting, laws and regulations in the markets in which it operates.

In addition, since we operate in different jurisdictions in Asia, we are subject to the risk that regulatory scrutiny or actions in one country may lead to other regulators taking similar actions. We may enter into exclusive regional partnership agreements with our suppliers or customers. Although we are not aware of any violations of competition laws in connection with our business model, we cannot assure you that we will not be subject to any inquiry, investigation, or even penalty from regulatory agencies in the future. In the event that a regulatory agency in one of the countries or jurisdictions initiates action against us, it may lead to other regulators taking similar actions.

Our actual or perceived failure to comply with applicable regulation could expose it to regulatory actions, including, but not limited to, potential fines, orders to temporarily or permanently cease all or some of our business activities. Any such actions could materially and adversely affect our business, financial condition, results of operations and prospects.

Our international operations are, and our strategy to expand internationally will be, subject to increased challenges and risks.

Continuing to expand our business to attract gamers outside of Asia is an important growth strategy of ours. Our ability to expand our business and to attract gamers and talented employees in other international markets we may enter will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, economics, legal systems, alternative dispute systems, regulatory systems, and commercial infrastructures.

Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, including risks associated with:

●	inability to offer certain games in certain foreign countries;

●	recruiting and retaining talented and capable management and employees in foreign countries;

●	challenges caused by distance, language, and cultural differences;

●	developing and customizing games and other offerings that appeal to the tastes and preferences of gamers in international markets;

●	competition from local game makers with intellectual property rights and significant market share in those markets and with a better understanding of gamer preferences;

●	obtaining, utilizing, protecting, defending, and enforcing our intellectual property rights;

●	negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;

●	the inability to extend proprietary rights in our brand, content, or technology into new jurisdictions;

●	compliance with applicable foreign laws and regulations, including laws relating to content and consumer protection;

●	compliance with anti-bribery laws, including the Foreign Corrupt Practices Act;

●	credit risk and higher levels of payment fraud;

●	currency exchange rate fluctuations;

●	protectionist laws and business practices that favor local businesses in some countries;

●	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the U.S. or the foreign jurisdictions in which we operate;

●	political, economic, and social instability;

●	public health crises, such as the COVID-19 pandemic and other future health epidemics or contagious disease outbreaks, which can result in varying impacts to our employees, gamers, vendors, and commercial partners internationally;

●	higher costs associated with doing business internationally;

●	export or import regulations; and

●	trade and tariff restrictions.

If we are unable to manage the complexity of our global operations successfully, our business, financial condition, and operating results could be adversely affected. Additionally, our ability to successfully gain market acceptance in any particular market is uncertain, and the distraction of our senior management team could harm our business, financial condition, or results of operations. Please refer to “Business — Regulations Applicable to the Company” for further information.

Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on our business.

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the U.S. There is currently significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs. and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future. Tariffs, or the threat of tariffs or increased tariffs, could have a significant negative impact on our business. We may not be able to adequately address the risks presented by these tariffs or other potential trade policy changes.

Any failure by us or our vendors to comply with applicable anti-money laundering or other related laws and regulations could damage its business, reputation, financial condition, and results of operation, or subject it to other risks.

Our payment systems may, in certain jurisdictions, be governed by laws and regulations related to payment and financial services activities, including, among other things, laws and regulations relating to banking, cross-border and domestic money transmission, anti-money laundering, counter-terrorist financing, electronic funds transfers, systemic integrity risk assessments, cybersecurity of payment processes, import and export restrictions and consumer protection. Our payment system may be susceptible to illegal and improper uses, including money laundering, terrorist financing, fraudulent sales of goods or services, and payments to sanctioned parties. These laws and regulations to which we are now, or in the future may be, subject are highly complex, may be vague, and could change and may be interpreted to make it difficult or impossible for us to comply with them. In addition, we may in the future offer new payment options that may be subject to additional regulations and risks. If we fail to comply with applicable laws and regulations, it may be subject to civil or criminal penalties, fines, and higher transaction fees, and we may lose its ability to accept or process online payment, payment card or other related transactions, which could make services on our games less convenient and attractive. In the event of any failure to comply with applicable laws and regulations, our business, financial condition, results of operations and prospects could be adversely affected.

In addition, laws and regulations related to online payments are evolving, and changes in such laws and regulations could affect our ability to provide services on its platform in the manner that it has done, expects to do, or at all. In addition, as we evolve our business or make changes to our operations, it may be subject to additional laws and regulations. Historical or future non-compliance with these laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions. Costs associated with fines and enforcement actions, as well as reputational harm, changes in compliance requirements, or limits on our ability to expand our product offerings, could harm our business.

We are subject to risks associated with operating and investing in Asia.

We derive a significant portion of its revenue from its operations in Asia, and we intend to continue to develop and expand our business and penetration in the region. Our operations and investments in Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate. For example, steep increase in tariffs placed on our console games and gaming consoles could materially adversely affect our results of operations if we cannot successfully pass onto the consumers the increased costs as a result of these tariffs, or if the resulting increased price would result in a decreased demand for the game titles we distribute or publish. Some of the other risks include the following:

●	inconsistent and evolving regulations, licensing and legal requirements may increase our operational risks and cost of operations among the countries in Asia in which we operates;

●	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

●	the effects of inflation within Asia generally and/or within any specific country in which we operate may increase our cost of operations;

●	governments or regulators may impose new or more burdensome regulations, taxes or tariffs;

●	political changes may lead to changes in the business, legal and regulatory environments in which we operate;

●	economic downturns, political instability, civil disturbances, war, military conflict, religious or ethnic strife, terrorism and general security concerns may negatively affect our operations;

●	enactment or any increase in the enforcement of regulations, including, but not limited to, those related to personal data protection and localization and cybersecurity, may incur compliance costs;

●	health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for its gaming products; and

●	natural disasters like volcanic eruptions, floods, typhoons and earthquakes may impact our operations severely.

Additionally, the laws in the countries in which we operate may change and their interpretation and enforcement may involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the legal regimes in the countries in which we operate.

Our revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in Asia as well as globally.

We may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. We derive a significant portion of its revenue from our operations in Asia and are exposed to political and economic uncertainties, including, but not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. As a result, our revenue and net income could be impacted to a significant extent by economic conditions in Asia and globally.

Substantially all of our assets and operations are located in Asia. As we continue to integrate Ban Leong’s business operations with ours, we expect our business, financial condition and results of operations to be influenced to a significant degree by political, economic and social conditions in Singapore. The economies in certain Asian countries differ from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the Asian markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies.

While the Asia economy, as a whole, has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in Asia, or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of Asia. Such developments could adversely affect our business and operating results, lead to reduction in demand for our game publishing and adversely affect our competitive position. Many of the governments in Asia have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations. Some Asia markets have historically experienced low growth in their GDP, significant inflation and/or shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to potential inflation in the markets in which we operate. In the past, some of the governments in Asia have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in Asia, which may adversely affect our business, financial condition, results of operations and prospects.

In addition, some Asian markets have experienced, and may in the future experience, political instability, including strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment could increase our costs, increase its exposure to legal and business risks, disrupt its office operations or affect its ability to expand our user base.

Uncertainties with respect to the legal system in certain markets we operate in could adversely affect our operations.

The interpretation and enforcement of laws and regulations involve uncertainties and inconsistencies. Since local administrative and court authorities and in certain cases, independent organizations, have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy in many of the jurisdictions and localities in which we operate. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our judgment on the relevance of legal requirements and its ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in Asia and elsewhere that could restrict our business segments. Scrutiny and regulation of the business segments in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing these regulations. Changes in current laws or regulations or the imposition of new laws and regulations in Asia or elsewhere regarding our business segments may slow the growth of our business segments and adversely affect its business, financial condition, results of operations and prospects.

We could face uncertain tax liabilities in various jurisdictions where we operate, and suffer adverse financial consequences as a result.

Our management believes we are in compliance with all applicable tax laws in the various jurisdictions where we are subject to tax, but its tax liabilities could be uncertain, and we could suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws.

Although GCL is a holding company incorporated as an exempted company under the laws of the Cayman Islands, the GCL Group collectively operates in multiple tax jurisdictions and pays income taxes according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine its effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction and changes in geographical allocation of income. We accrue income tax liabilities and tax contingencies based upon its best estimate of the taxes ultimately expected to be paid after considering its knowledge of all relevant facts and circumstances, existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available.

Our management believes that we are filing tax returns and paying taxes in each jurisdiction where we are required to do so under the laws of such jurisdiction. However, it is possible that the relevant tax authorities in the jurisdictions where we do not file returns may assert that we are required to file tax returns and pay taxes in such jurisdictions. There can be no assurance that the subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect our business, financial condition and results of operations.

In addition, we may, from time to time, be subject to inquiries or audits from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. We cannot be certain that the tax authorities will agree with its interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in its favor. To the extent the relevant tax authorities do not agree with its interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect its results of operations or financial condition. we may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If our appeal does not prevail, it may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect its results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us, that may adversely affect its business, financial condition and results of operations and may also impact its reputation, including but not limited to tax and other regulatory authorities in Asia.

Companies and governmental agencies may restrict access to platforms, our website or the Internet generally, which could lead to the loss or slower growth of our gamer base.

Our gamers generally need to access the Internet. Access to the Internet in a timely fashion is necessary to provide a satisfactory gamer experience to the gamers of our games. Companies and governmental agencies could block access to any platform, our website, or the Internet generally, or could limit the speed of data transmissions, for a number of reasons such as security or confidentiality concerns or regulatory reasons. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact gamers’ ability to access our games. If companies or governmental entities block or limit such access or otherwise adopt policies restricting gamers from playing our games, our business could be negatively impacted and could lead to the loss or slower growth of our gamer base.

Risks Related to the Company Operating in China

The uncertainties and quick change of the legal system in China with little advance notice could limit the legal protections available or impose additional requirements and obligations on our business operation in Hong Kong, which may materially and adversely affect our business, financial condition, and results of operations.

Although we are based in Singapore and our major markets are in Southeast Asia, we have recently formed a wholly-owned subsidiary in Hainan province in China to support our collaboration efforts with game developers and a game platform in China, a wholly-owned subsidiary in the U.K. to support our game publishing and game development business in Europe, and a wholly-owned subsidiary in Japan to support our game publishing and game development business in Japan. With our recent acquisition of Ban Leong, we now have operations in Thailand and expanded operations in Malaysia. We are subject to certain risks related to operating business in China. Epicsoft Hong Kong and 2Game, two of the Group Subsidiaries, are located in Hong Kong. The PRC government currently does not directly govern the manner in which Epicsoft Hong Kong and 2Game conduct their business activities outside of mainland China. However, despite the current Hong Kong legal environment of “One Country, Two Systems,” the PRC government may still exert substantial influence, discretion, oversight, and control over the manner in which Hong Kong-based companies must conduct their business activities. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The legal system in China evolves rapidly and new laws, regulations and rules may be adopted from time to time with or without advance notice. These laws, regulations, and legal requirements are constantly changing and their interpretation and enforcement involve inconsistency and uncertainties. In addition, the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. These uncertainties could limit the legal protections available to us. Further, the PRC government has significant oversight and discretion over the conduct of our business in Hong Kong and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Please refer to “Business — Regulations Applicable to the Company – Regulations in Hong Kong” for further information.

We cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards its contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue its operations. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of the GCL’s securities.

The gaming industry in China is subject to a variety of PRC laws and regulations, many of which are unsettled and still developing, and which could subject us or our resellers to claims or otherwise harm our business, financial condition, results of operations and growth prospects.

The gaming industry is subject to a variety of laws in China, including but not limited to those regarding gaming, consumer protection, electronic marketing, competition, taxation, intellectual property, export and national security, which are continuously evolving and developing. The scope and interpretation of the laws are or may be applicable to the gaming industry are often uncertain and may be conflicting. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with the gaming industry’s current practices and could have an adverse effect on us or our resellers’ business, financial condition, results of operations and growth prospects.

These developments and other developments or regulations, whether existing or to be implemented, may have an adverse effect on our resellers’ business, financial condition, results of operations and growth prospects. Furthermore, as uncertainties remain regarding the development, interpretation and implementation of notices, laws and regulations, our resellers may become subject to additional compliance costs and liabilities under such laws and regulations and our resellers may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Our resellers may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

 Any lack of requisite approvals, licenses, or permits applicable to our resellers’ business may have a material and adverse impact on our resellers’ business, financial condition, and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which our resellers operate, our resellers are required to maintain various approvals, licenses, and permits to operate their business, including but not limited to business license, online publishing service license, publishing electronic publications license, and value-added telecommunications business license. These approvals, licenses, and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

If our resellers fail to obtain the necessary licenses, permits and approvals, they may be subject to fines, confiscation of revenues generated from incompliance operations, or the suspension of relevant operations. The games that we distribute may also experience adverse publicity arising from such non-compliance with government regulations that negatively impacts its brand. Our resellers may experience difficulties or failures in obtaining the necessary approvals, licenses, and permits for new spaces or new service offerings. If our resellers fail to obtain the material licenses, our game offerings and business activities could be severely delayed in the PRC market. In addition, there can be no assurance that our resellers will be able to obtain, renew, and/or convert all of the approvals, licenses, and permits required for its existing business operations upon their expiration in a timely manner or at all, which could adversely affect our resellers’ business operations.

Risks Related to GCL Operating as a Public Company

GCL Group’s management team has limited experience managing a public company.

The members of GCL Group’s management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations it will now be subject to relating to reporting, procedures and internal controls, and the GCL management team may not successfully or efficiently manage its transition to being a public company. These new obligations and scrutiny will require significant attention from management and could divert their attention away from the day-to-day management of GCL Group’s business, which could adversely affect its business, financial condition and operating results.

In connection with the preparation of the Company’s consolidated financial statements for fiscal years 2025, the Company identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB. Failure to maintain effective internal controls over financial reporting could have a material adverse effect on GCL’s business, operating results and stock price.

The Company is a publicly listed company. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of the Company as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If GCL is not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of GCL ordinary shares.

GCL’s independent registered public accounting firm is not required to report on the effectiveness of its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until GCL’s first Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the first sale of common equity securities pursuant to an effective registration statement. If such evaluation were performed, control deficiencies could be identified by GCL’s management, and those control deficiencies could also represent one or more material weaknesses. In connection with the preparation of the Company’s consolidated financial statements for fiscal years 2025, the Company identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB. The material weakness identified related to (i) lack of accounting staff and resources with appropriate knowledge of GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with GAAP and the SEC requirements., and (ii) lack of information technology general controls in the areas of IT policies and procedures, user provisioning and termination, privileged access and service organization monitoring who are responsible for change management over certain core business system and accounting system. To remediate the material weaknesses, the Company has begun, and will continue, to (A) hire additional finance and accounting staff with qualifications and work experience in GAAP and SEC reporting requirements to formalize the key internal control over financial reporting; (B) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with GAAP and SEC reporting requirements; and (C) hire experienced IT staff with qualifications of the CRISC (“Certified in Risk and Information Systems Control”) to formalize and strengthen the key internal control over Information Technology General Control. In addition, GCL cannot predict the outcome of this determination and whether GCL will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years GCL is unable to assert that GCL’s internal control over financial reporting is effective, or if GCL’s auditors express an opinion that GCL’s internal control over financial reporting is ineffective, GCL may fail to meet the future reporting obligations in a timely and reliable manner and its financial statements may contain material misstatements. Any such failure could also adversely cause GCL’s investors to have less confidence in the accuracy and completeness of its financial reports, which could have a material adverse effect on the price of GCL’s securities.

If GCL ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, GCL will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because GCL is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

GCL’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of GCL’s home country of Cayman Islands do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of GCL, it is possible that fewer board members will be exercising independent judgment and the level of board oversight of the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. GCL, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that GCL’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a foreign private issuer, GCL is exempt from certain corporate governance standards applicable to US domestic issuers, if GCL cannot continue to satisfy the listing requirements and other rules of Nasdaq, GCL’s securities may be delisted, which could negatively affect the price of its securities and your ability to sell them.

GCL’s securities are listed on Nasdaq in connection with the Business Combination. GCL cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, in order to maintain its listing on Nasdaq, GCL is required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if GCL initially meets the listing requirements and other applicable rules of Nasdaq, GCL may not be able to continue to satisfy these requirements and applicable rules. If GCL is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq subsequently delists its securities from trading, GCL could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to its securities;

●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in GCL Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for GCL Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because GCL is incorporated under Cayman Islands law.

GCL is an exempted company incorporated under the laws of the Cayman Islands. GCL’s corporate affairs are governed by GCL’s Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against GCL’s directors, actions by GCL’s minority shareholders and the fiduciary duties of GCL’s directors to GCL under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of GCL’s shareholders and the fiduciary duties of GCL’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against GCL or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against GCL’s assets or the assets of GCL’s directors and officers.

Shareholders of Cayman Islands exempted companies like GCL have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. GCL’s directors have discretion under GCL’s Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, GCL’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by GCL’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

As a “controlled company” under the Nasdaq rules, GCL may choose to exempt itself from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Mr. Jacky Choo See Wee, our Group Chairman, holds a majority of the voting power of GCL. Accordingly, GCL is a “controlled company” within the meaning of Nasdaq Listing Rule 5615. GCL therefore, is eligible to utilize certain exemptions from the corporate governance requirements of the Nasdaq Stock Market. GCL’s status as a controlled company could cause its securities to look less attractive to certain investors or otherwise harm the trading price.

As a controlled company, GCL is qualified for, and our board of directors, the composition of which may be controlled by Mr. Choo, may rely upon, exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers, including that of the CEO, be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

Accordingly, to the extent that we may choose to rely on one or more of these exemptions, Public Shareholders would not be afforded the same protections afforded to the shareholders of other Nasdaq-listed companies that are subject to these corporate governance requirements.

GCL is deemed to be an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, GCL Ordinary Shares may be less attractive to investors.

GCL is deemed to be an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, and it intends to take advantage of some of the exemptions from reporting requirements that are available to emerging growth companies, including not being required to comply with the auditor attestation requirements in the assessment of GCL’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

GCL may take advantage of these reporting exemptions until it is no longer an emerging growth company. GCL will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement, (b) in which GCL has total annual gross revenue of at least $1.235 billion, or (c) in which GCL is deemed to be a large accelerated filer, which means the market value of GCL Ordinary Shares that is held by non-affiliates exceeds $700 million as of the end of its last fiscal year, and (2) the date on which GCL has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

GCL cannot predict if investors will find its ordinary shares less attractive because it will rely on the accommodations and exemptions available to emerging growth companies. If some investors find GCL Ordinary Shares less attractive as a result, there may be a less active trading market for GCL Ordinary Shares and GCL’s share price may be more volatile.

 Risks Related to Our Securities

We cannot be sure that an active trading market will develop for the Ordinary Shares.

We are a newly formed entity and prior to the Business Combination, we had not issued any securities in the U.S. markets nor had there been extensive information about us, our businesses, or our operations publicly available. Notwithstanding the listing of our securities on the Nasdaq Global Select Market currently, we cannot assure you that an active market for our Ordinary Shares will develop or the price at which the Ordinary Shares will trade.

There also may not be enough liquidity in such market to enable shareholders to sell their Ordinary Shares. If an active trading market for the Ordinary Shares does not develop, investors may not be able to re-sell their Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. The trading price of and demand for the Ordinary Shares and the development and continued existence of a market and favorable price for the Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, our businesses, operations, results and prospects, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the price and liquidity of the Ordinary Shares. Many of these factors and conditions are beyond the control of us and shareholders.

Our share price may be volatile and could decline substantially.

The market price of our Ordinary Shares may be volatile, both because of actual and perceived changes in our financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the gaming industry;

●	changes in economic and financial market conditions;

●	changes in the market valuations of other companies in the gaming industry;

●	announcements by us or our competitors of new services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving us;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting us or our industry;

●	the trading volume of the Ordinary Shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on our outstanding equity securities or sales of additional equity securities, including sales of ordinary shares being offered and sold from time to time by the Selling Shareholders pursuant to this prospectus;

●	potential litigation or regulatory investigations;

●	changes in financial estimates by research analysts;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of equity securities of businesses in our and certain other industries may become extremely volatile and sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of the Ordinary Shares.

We may issue additional Ordinary Shares or other equity or convertible debt securities without approval of the holders of the Ordinary Shares, which would dilute existing ownership interests and may depress the market price of our Ordinary Shares.

We may issue additional Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the Ordinary Shares in certain circumstances. Our issuance of additional Ordinary Shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) our existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding Ordinary Shares may be diminished; and (4) the market price of the Ordinary Shares may decline.

The interests of the Selling Shareholders may not align with the interests of other shareholders.

The Selling Shareholders may sell the ordinary shares (including the ordinary shares underlying the Notes) at any time, including during periods when our stock price is low or declining or during a period of market weakness. Such sales could cause further downward pressure on our share price, and the timing of these sales is outside of our control.

PIPE Investor has acquired the Notes at a discount to market value and may seek to convert and resell the underlying Ordinary Shares for short-term gains. PIPE Investor’s investment strategy may not align with the long-term interests of other shareholders, and the resulting trading activity may contribute to market volatility or downward pressure on our stock price.

We will not receive any proceeds from the resale of Ordinary Shares by the Selling Shareholders.

We will not receive any of the proceeds from the sale of the Ordinary Shares by the Selling Shareholders under this registration statement. Accordingly, the resale of the shares by the Selling Shareholders will not provide us with any capital to fund our operations.

Volatility in our share price could subject us to securities class action litigation.

The market price of our Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of securities class action litigation and investigations. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect our business, financial condition and results of operations.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, we have incurred and expect to continue to incur relevant legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase our legal and financial compliance costs and render our certain business activities more time-consuming and costly.

Members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent the improvement of our business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee and nominating committee, and qualified executive officers.

Recent market volatility could impact the share price and trading volume of our securities.

The trading market for our securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for the Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of the Ordinary Shares that largely exceeds supply may lead to price volatility in the Ordinary Shares. Investors may purchase the Ordinary Shares to hedge existing exposure or to speculate on the price of the Ordinary Shares. Speculation on the price of the Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of the Ordinary Shares available for purchase, investors with short exposure may have to pay a premium to repurchase the Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the Ordinary Shares that are not directly correlated to the operating performance.

It is not expected that we will pay dividends in the foreseeable future.

It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors has complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that our shares will appreciate in value or that the trading price of the shares will not decline.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about us, the price and trading volume of our securities could decline significantly.

The trading market for our Ordinary Shares and Warrants will depend in part on the research and reports that securities or industry analysts publish about us. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage us, the trading price for the Ordinary Shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage or fail to publish reports on us, demand for the Ordinary Shares could decrease, which might cause our share price and trading volume to decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to domestic public companies in the United States.

As a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (1) the majority of our directors or executive officers are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

The IRS may not agree with the position that we should be treated as a foreign corporation for U.S. federal income tax purposes, which could have a material adverse effect on our financial position and results from operations and on non-U.S. holders’ securities.

Although we are incorporated under the laws of the Cayman Islands, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Because we are incorporated under the laws of the Cayman Islands, we would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) for U.S. federal income tax purposes. Section 7874 provides an exception pursuant to which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application. If it were determined that we should be taxed as a U.S. corporation for U.S. federal income tax purposes under section 7874, we would be subject to U.S. federal income tax on our taxable income like any other U.S. corporation and certain distributions made by us to non-U.S. holders’ securities would be subject to U.S. withholding tax at the rate of 30% or such lower rate as provided by an applicable treaty. Taxation as a U.S. corporation could also have a material adverse effect on our financial position and results from operations.

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Changes to, or changes in interpretations of, tax laws could have a material adverse effect on our business, financial condition and results of operations.

We are subject to income taxes and non-income taxes in the United States and other countries in which we transact or conduct business, and such laws and rates vary by jurisdiction. Tax laws and regulations, including at non-U.S. and U.S. federal and local jurisdictions, frequently change, especially in relation to the interpretation of existing tax laws for new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future tax laws.

Any changes in the taxation of our business activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations. Our tax expense could also be impacted by the applicability of withholding taxes and the impact of changes in the evaluation of tax positions we have taken in prior tax periods. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations.

All statements contained herein concerning U.S. federal income or other tax consequences are based on existing law and interpretations thereof. The tax regimes to which we are subject or under which we operate, including income and non-income taxes, are unsettled and may be subject to significant change. While some of these changes could be beneficial, others could negatively affect our after-tax returns. Accordingly, no assurance can be given that the currently anticipated tax treatment will not be modified by legislative, judicial or administrative changes, possibly with retroactive effect. In addition, no assurance can be given that any tax authority or court will agree with any particular interpretation of the relevant laws.

We may be unable to maintain the listing of our securities in the future.

If we fail to meet the continued listing requirements and Nasdaq delists the Ordinary Shares, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Ordinary Shares;

●	a limited amount of news and analyst coverage for us; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

USE OF PROCEEDS

All of the securities offered by the Selling Shareholders pursuant to this prospectus will be sold by the Selling Shareholders for its account. We will not receive any of the proceeds from these sales.

The Selling Shareholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2025 on:

●	a historical basis as of March 31, 2025; and

●	a pro forma basis for the Company, giving effect to the Ban Leong Transaction. See “Unaudited Pro Forma Condensed Combined Financial Information” for more details.

	As of March 31, 2025
	Actual	Pro forma

Cash, cash equivalents and restricted cash	$21,378,715	$27,260,434

Debt:
Bank Loans, current	$10,500,085	$15,872,474
Bank Loans, non-current	1,421,139	35,812,676
Total indebtedness	$11,921,224	$51,685,150

Total shareholders’ equity	$36,957,262	$36,957,262

Total capitalization	$48,878,486	$88,642,412

The information in this table should be read in conjunction with the financial statements and notes thereto and other financial information included in this prospectus and any prospectus supplement and the information in the section titled “GCL Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 30, 2025, GCL Global Holdings Ltd (“GCL”) announced that its indirect wholly-owned subsidiary, Epicsoft Asia Pte. Ltd. (the “Offeror”), made a voluntary conditional cash offer to acquire 100% of the issued shares of Ban Leong Technologies Limited (“Ban Leong”) (SGX: B26) at S$0.6029 per share (approximately US$0.4484). The total estimated consideration for the transaction is approximately US$48.3 million, which was financed through a secured term loan facility from Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “HSBC term loan facility”) and the Offeror’s cash on hand. The HSBC term loan facility is secured by all assets of GCL Global Pte Ltd, carries a tenure of five years, and bears a floating interest rate ranging from 2.5% to 7.5%. Repayments are to be made quarterly, with the final installment due in July 2030.

Ban Leong is a leading Singapore-based distributor of IT hardware, gaming components, and smart technology, with operations across Singapore, Malaysia, and Thailand. Ban Leong serves as an authorized distributor for major brands such as Razer, NVIDIA, and Samsung. The acquisition aligns with GCL’s strategy to expand its bundled gaming product offerings and enhance its distribution network in Asia. The transaction is expected to generate revenue synergies through cross-selling opportunities and cost synergies from integrated procurement and logistics. GCL anticipates the acquisition will have a positive impact on its financial performance.

The acquisition became probable on May 27, 2025, when the Offeror received valid acceptances exceeding 50% of Ban Leong’s total issued share capital. Subsequently on July 2, 2025, the Offeror announced the successful close of its voluntary unconditional cash offer for Ban Leong. The Offeror received valid acceptance for 104,122,998 ordinary shares, representing 96.59% of the total issued share capital, at the offer price of S$0.6029 per share. As the Offeror has received valid acceptances of more than 90% of the total number of issued shares of Ban Leong, the Offeror exercised its right of compulsory acquisition under the Companies Act 1967 of Singapore. As of the date of this prospectus, Ban Leong is a wholly-owned subsidiary of Epicsoft Asia Pte. Ltd. and effective August 26, 2025, Ban Leong was officially delisted from the SGX-ST.

The following unaudited pro forma condensed combined balance sheet, unaudited pro forma condensed combined statement of income and comprehensive income, and the explanatory notes give effect to the mergers of Ban Leong Technologies Limited and Epicsoft Asia Pte. Ltd., a wholly-owned subsidiary of GCL Global Holdings Ltd.

The unaudited pro forma condensed combined statement of income and comprehensive income for the year ended March 31, 2025 have been prepared as if the mergers of Ban Leong Technologies Limited and Epicsoft Asia Pte. Ltd. had been consummated on April 1, 2024. The unaudited pro forma condensed combined balance sheet as of March 31, 2025 has been prepared as if the mergers of Ban Leong Technologies Limited and Epicsoft Asia Pte. Ltd. was consummated on March 31, 2025.

The unaudited pro forma condensed combined statements of income and comprehensive income combine the audited consolidated statement of income and comprehensive income of GCL for the year ended March 31, 2025 with the audited consolidated statement of income and comprehensive income of Ban Leong for the year ended March 31, 2025, giving effect to the business acquisition, as if it had occurred as of April 1, 2024.

The unaudited pro forma condensed combined balance sheet as of March 31, 2025 combines the audited consolidated balance sheet of GCL as of March 31, 2025 with the audited consolidated balance sheet of Ban Leong as of March 31, 2025, giving effect to the business acquisition, as if it had been consummated as of March 31, 2025.

 The unaudited pro forma condensed combined financial statements have been derived from and should be read in connection with:

●	the accompanying explanatory notes to the unaudited pro forma condensed combined financial statements;

●	the audited consolidated financial statements of Ban Leong as of and for the year ended March 31, 2025 and the related notes included in this prospectus;

●	the audited consolidated financial statements of GCL as of and for the year ended March 31, 2025 and the related notes included in this prospectus;

●	the sections entitled “GCL Management’s Discussion and Analysis of Financial Condition and Results of Operations” “Ban Leong Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information relating to GCL and Ban Leong.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S- X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). These pro forma adjustments were presented in separate columns after the presentation of the combined historical information of GCL and Ban Leong. The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the combination. The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of a true picture of the financial position and the results of operations of the combined companies following the completion of the combination. The pro forma adjustments are subject to material change and are based upon currently available information and certain assumptions that the Company believes are reasonable.

There were no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma condensed combined financial statements.

GCL GLOBAL HOLDINGS LTD AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2025

	GCL	Ban Leong	Ban Leong	Pro Forma Adjustments	Notes	Pro Forma Combined
	$	S$	$	$		$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	18,247,380	21,053,603	15,659,058	(9,777,339)	a	24,129,099
Restricted cash	3,131,335	-	-	-		3,131,335
Accounts receivable, net	25,761,683	22,685,598	16,872,888	-		42,634,571
Amount due from related parties	392,334	-	-	-		392,334
Inventories, net	5,936,223	33,567,179	24,966,292	-		30,902,515
Other receivable and other current assets, net	1,733,022	4,404,891	3,276,230	-		5,009,252
Prepayments, net	6,239,861	103,415	76,917	-		6,316,778
Derivative asset	269,119	-	-	-		269,119
Loan to third party	382,024	-	-	-		382,024
Total current assets	62,092,981	81,814,686	60,851,385	(9,777,339)		113,167,027

NONCURRENT ASSETS
Property and equipment, net	380,315	663,357	493,386	-		873,701
Definite-lived intangible assets, net	2,207,852	-	-	4,462,626	c	6,670,478
Indefinite-lived intangible assets	14,324,323	-	-	-		14,324,323
Goodwill	2,990,394	-	-	7,810,460	c	10,800,854
Long-term investments	15,435,274	-	-	-		15,435,274
Prepayments, a related party	3,000,000	-	-	-		3,000,000
Operating leases right-of-use assets	442,376	2,976,712	2,213,992	-		2,656,368
Finance leases right-of-use assets	363,008		-	-		363,008
Deferred tax assets, net	351,060	35,315	26,266	-		377,326
Total noncurrent assets	39,494,602	3,675,384	2,733,644	12,273,086		54,501,332

TOTAL ASSETS	101,587,583	85,490,070	63,585,029	2,495,747		167,668,359

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank Loans, current	10,500,085	2,242,598	1,667,979	3,704,410	a, b	15,872,474
Accounts payable	28,389,357	24,641,332	18,327,506	-		46,716,863
Accounts payable, a related party	4,567,337	-	-	-		4,567,337
Contract liabilities	505,323	-	-	-		505,323
Other payables and accrued liabilities	4,702,791	5,345,222	3,975,621	464,857	b	9,143,269
Operating lease liabilities, current	376,751	859,401	639,197	-		1,015,948
Contingent consideration for acquisition, current	1,121,006	-	-	-		1,121,006
Finance leases liabilities, current	84,528	-	-	-		84,528
Amount due to related parties	683,338	-	-	-		683,338
Tax payables	1,417,173	574,501	427,297	-		1,844,470
Total current liabilities	52,347,689	33,663,054	25,037,600	4,169,267		81,554,556

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	110,368	2,257,549	1,679,099	-		1,789,467
Finance leases liabilities, non-current	164,606	-	-	-		164,606
Bank Loans, non-current	1,421,139	-	-	34,391,537	a, b	35,812,676
Contingent investment consideration payable	7,500,000	-	-	-		7,500,000
Derivative liabilities, non-current	3,086,519	-	-	-		3,086,519
Deferred tax liabilities	-	-	-	803,273	c	803,273
Total non-current liabilities	12,282,632	2,257,549	1,679,099	35,194,810		49,156,541

TOTAL LIABILITIES	64,630,321	35,920,603	26,716,699	39,364,077		130,711,097

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary share, par value $0.0001; 500,000,000 shares authorized, 126,276,372 shares issued as of March 31, 2025, and 121,947,978 outstanding as of March 31, 2025*	12,196	11,173,106	8,310,231	(8,310,231)	d	12,196
Treasury Shares	-	(2,722,887)	(2,025,204)	2,025,204	d	-
Returned Shares	-	(104,822)	(77,964)	77,964	d	-
Additional paid-in capital	18,149,582	-	-	-	d	18,149,582
Other reserve	-	65,685	48,855	(48,855)	d	-
Retained earnings	17,513,985	39,579,622	29,438,172	(29,438,172)	d	17,513,985
Accumulated other comprehensive income (loss)	178,312	(447,720)	(332,999)	332,999	d	178,312
TOTAL GCL Global Holdings Ltd shareholders' equity	35,854,075	47,542,984	35,361,091	(35,361,091)		35,854,075

Non-controlling interests	1,103,187	2,026,483	1,507,239	(1,507,239)	d	1,103,187

TOTAL SHAREHOLDERS' EQUITY	36,957,262	49,569,467	36,868,330	(36,868,330)		36,957,262

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	101,587,583	85,490,070	63,585,029	2,495,747		167,668,359

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

GCL GLOBAL HOLDINGS LTD AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Income and Comprehensive Income

For the Year Ended March 31, 2025

	GCL	Ban Leong	Ban Leong	Pro Forma Adjustments	Notes	Pro Forma Combined
	$	S$	$	$		$
REVENUES	142,072,586	193,626,934	144,713,703	-		286,786,289

COST OF REVENUES	(120,829,225)	(176,778,439)	(132,121,404)	-		(252,950,629)

GROSS PROFIT	21,243,361	16,848,495	12,592,299	-		33,835,660

OPERATING EXPENSES
Selling and marketing	(2,568,702)	(8,051,604)	(6,017,641)	-		(8,586,343)
General and administrative	(15,438,447)	(4,842,891)	(3,619,501)	(72,522)	e	(19,130,470)
Total operating expenses	(18,007,149)	(12,894,495)	(9,637,142)	(72,522)		(27,716,813)
				-		-
INCOME (LOSS) FROM OPERATIONS	3,236,212	3,954,000	2,955,157	(72,522)		6,118,847

OTHER INCOME (EXPENSE)
Other income, net	867,823	1,054,051	787,781	-		1,655,604
Interest expense, net	(2,255,934)	(55,951)	(41,817)	(1,660,967)	b, f	(3,958,718)
Change in fair value of contingent consideration for acquisition	(545,428)	-	-	-		(545,428)
Change in fair value of convertible notes	5,254,103	-	-	-		5,254,103
Change in fair value of derivative liabilities	(378,683)	-	-	-		(378,683)
TOTAL OTHER INCOME (EXPENSE)	2,941,881	998,100	745,964	(1,660,967)		2,026,878

INCOME (LOSS) BEFORE INCOME TAXES	6,178,093	4,952,100	3,701,121	(1,733,489)		8,145,725

INCOME TAXES EXPENSE	(1,128,672)	(893,015)	(667,425)	-		(1,796,097)

NET INCOME (LOSS)	5,049,421	4,059,085	3,033,696	(1,733,489)		6,349,628

Less: net (loss) income attributable to non-controlling interests	(538,204)	50,334	37,619	-		(500,585)

NET INCOME (LOSS) ATTRIBUTABLE TO GCL GLOBAL HOLDINGS LTD'S SHAREHOLDERS	5,587,625	4,008,751	2,996,077	(1,733,489)		6,850,213

NET INCOME (LOSS)	5,049,421	4,059,085	3,033,696	(1,733,489)		6,349,628

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	312,217	706,194	527,798	-		840,015

COMPREHENSIVE INCOME (LOSS)	5,361,638	4,765,279	3,561,494	(1,733,489)		7,189,643

Less: total comprehensive (loss) income attributable to noncontrolling interests	(522,820)	179,111	133,865	-		(388,955)

Total comprehensive income (loss) attributable to GCL Global Holdings Ltd's shareholders	5,884,458	4,586,168	3,427,629	(1,733,489)		7,578,598

INCOME PER SHARE - BASIC AND DILUTED, ORDINARY SHARES	0.05					0.06

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING*
Basic and diluted	107,156,840					107,156,840

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

GCL GLOBAL HOLDINGS LTD AND SUBSIDEARIES

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(Expressed in U.S. dollar, except for the number of shares, or otherwise noted)

1. Basis of presentation

The unaudited pro forma condensed combined financial statements should be read in conjunction with the consolidated financial statements and the related notes thereto of Ban Leong (included herein) as well as those of GCL. The audited consolidated financial statements referred to above for GCL were included in the Annual Report on Form 20-F for the year ended March 31, 2025. The audited consolidated financial statements referred to above for Ban Leong are contained herein.

The unaudited pro forma condensed combined statement of income and comprehensive income for the year ended March 31, 2025 have been prepared as if the mergers of Ban Leong Technologies Limited and Epicsoft Asia Pte. Ltd. had been consummated on April 1, 2024. The unaudited pro forma condensed combined balance sheet as of March 31, 2025 has been prepared as if the mergers of Ban Leong Technologies Limited and Epicsoft Asia Pte. Ltd. was consummated on March 31, 2025.

2. Preliminary Purchase Price Allocation

GCL accounted for the acquisition of Ban Leong as a business combination under U.S. GAAP. The total consideration transferred was allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The purchase price exceeded the net fair value of the identifiable assets, resulting in the recognition of goodwill, which primarily reflects the expected synergies from combining operations and Ban Leong’s established market position.

The following table summarizes the total consideration paid to acquire 100% of Ban Leong’s issued share capital:

March 31, 2025
Total cash consideration paid	$48,338,143

●	The total cash consideration of approximately US$48.3 million was determined based on the offer price of S$0.6029 per share (approximately US$0.4484), applied to all outstanding shares of Ban Leong as of offeror’s announcement was 107,796,700 Shares (excluding 8,703,300 treasury shares and 681,818 returned shares). The acquisition was financed through a HSBC term loan facility of S$52 million (approximately US$38.7 million) and Offeror’s cash on hand of S$13 million (approximately US$9.6 million).

●	No contingent consideration was included in the transaction, as the offer was structured as an unconditional cash purchase.

●	Therefore, the total consideration transferred is US$48.3 million.

The following table summarizes the fair value of the identifiable net assets of Ban Leong as of March 31, 2025:

	As of March 31, 2025
	(Book Value)		(Fair Value)
	S$	$	$
Identifiable assets acquired:
Cash and cash equivalents	21,053,603	15,659,058	15,659,058
Accounts receivable, net	22,685,598	16,872,888	16,872,888
Inventories, net	33,567,179	24,966,292	24,966,292
Other receivable and other current assets, net	4,404,891	3,276,230	3,276,230
Prepayments, net	103,415	76,917	76,917
Property and equipment, net	663,357	493,386	493,386
Definite-lived intangible assets, net	-	-	4,462,626
Operating leases right-of-use assets	2,976,712	2,213,992	2,213,992
Deferred tax assets, net	35,315	26,266	26,266
Total identifiable assets acquired:	85,490,070	63,585,029	68,047,655

Liabilities assumed:
Bank Loans, current	2,242,598	1,667,979	1,667,979
Accounts payable	24,641,332	18,327,506	18,327,506
Other payables and accrued liabilities	5,345,222	3,975,621	3,975,621
Operating lease liabilities, current	859,401	639,197	639,197
Tax payables	574,501	427,297	427,297
Operating lease liabilities, non-current	2,257,549	1,679,099	1,679,099
Deferred tax liabilities	-	-	803,273
Total Liabilities assumed	35,920,603	26,716,699	27,519,972

Total identifiable net assets acquired	49,569,467	36,868,330	40,527,683

Goodwill is recognized as a separate asset as the aggregate of (1) the consideration transferred (in accordance with ASC 805, generally at acquisition-date fair value), (2) the fair value of any non-controlling interests, and (3) the fair value of the acquirer’s previously-held equity interest, less the fair value of the net identifiable assets. The pro forma balance sheet includes preliminary goodwill of US$7,810,460, representing the excess of purchase consideration over the fair value of identifiable net assets acquired. This amount is subject to final adjustment during the measurement period, not to exceed one year post-acquisition.

As of March 31, 2025
Fair value of the consideration	$48,338,143
Less: Recognized value of the identifiable net assets acquired	40,527,683
Goodwill recognized on consolidated level	$7,810,460

3. Translation of foreign currency

The audited financial information of Ban Leong was presented in Singapore dollars (“S$”). The statement of income and comprehensive income of Ban Leong is translated to US$ at the average exchange rate during the reporting period. The balance sheet of Ban Leong is translated to US$ at the applicable exchange rates as of March 31, 2025. The following table outlines the exchange rates between S$ and US$ used for translation.

Exchange rates on March 31, 2025	S$1.3445 per US$
Average exchange rates for the year ended March 31, 2025	S$1.3380 per US$

4. Pro forma adjustments

Adjustments included in the pro forma adjustments’ column of the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of income and comprehensive income include the following:

a.	Reflects adjustments to record the proceeds from the HSBC term loan facility of US$38,676,088, the payment of total consideration of US$48,338,143 for the acquisition, and the payment of US$115,284 structuring fee in according to the HSBC term loan facility agreement;

b.	Reflects adjustments to record the capitalization of structuring fee of US$580,141 associated with the HSBC term loan facility. Of this amount, US$115,284 is payable upon the signing of the loan agreement, while the remaining US$464,857 is due on or before February 26, 2026.

c.	Reflects adjustments to record the fair value of identifiable intangible, specifically customer relationships, assets totaling US$4,462,626, the recognition of a corresponding deferred tax liability of US$803,273 arising from the difference between the tax base and the accounting basis of the intangible assets, and the resulting goodwill of US$7,810,460 recognized upon completion of the acquisition.

d.	Reflects the adjustments to record the elimination of GCL’s long-term investment of Ban Leong and Ban Leong’s net asset.

e.	Reflects the adjustments to record the amortization of the intangible assets of US$72,522. According to ASC350-30-35-6, the method of amortization shall reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The Company amortized the intangible assets based on the respective cashflow that the consumer relationships will contribute each year.

f.	Reflects the adjustments to record the interest expense of US$1,660,967 related to the HSBC term loan facility.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of Ordinary Shares for a U.S. Holder (as defined below). This discussion address only U.S. Holders that acquire Ordinary Shares in this offering. This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. holder as a result of the ownership and disposition of Ordinary Shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder (whether final, temporary, or proposed) (the “Treasury Regulations”), published administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. U.S. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

The Company has not sought any rulings from the IRS with respect to the statements made and the positions or conclusions described in this summary; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold Ordinary Shares as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	brokers or dealers in securities or currencies or holders that are traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former citizens or long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	any holder that is not a U.S. Holder;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received shares of Ordinary Shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the issued shares of the Company;

●	the Company’s officers or directors;

●	persons that hold Warrants or other rights to acquire Ordinary Shares; or

●	holders holding Ordinary Shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of Ordinary Shares for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Ordinary Shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. This discussion does not address the tax consequences to any such partner or partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the ownership and disposition of Ordinary Shares.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Treatment of PubCo

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization and incorporation. Accordingly, under generally applicable U.S. federal income tax rules, PubCo, which is incorporated under the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliate group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “ownership test”). The ownership test in clause (iii) above is modified with respect to potential “third-country transactions” such that the ownership test will be met if, after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (as modified, the “modified ownership test”). Because the Business Combination was a potential third-country transaction, the potential Section 7874 treatment of PubCo was determined using the modified ownership test.

For purposes of Section 7874 of the Code, the first two conditions described above were expected be met with respect to the Business Combination because PubCo acquired indirectly all of the assets of RFAC through the SPAC Merger, and PubCo, including its “expanded affiliate group,” was not expected to satisfy the substantial business activities test upon consummation of the Business Combination. As a result, whether Section 7874 applied to cause PubCo to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination potentially depended on the satisfaction of the modified ownership test.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, the Section 7874 ownership percentage of the RFAC stockholders in PubCo is expected to have been less than 60%. Accordingly, PubCo is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, the calculations for determining share ownership for purposes of the ownership test under Section 7874 of the Code are complex, subject to detailed rules and regulations (the application of which is uncertain in various respects and could be impacted by changes to applicable rules and regulations under U.S. federal income tax laws, with possible retroactive effect), and subject to certain factual uncertainties. Furthermore, for purposes of determining the ownership percentage of RFAC stockholders for purposes of Section 7874, among other adjustments required to be taken into account, RFAC stockholders will be deemed to own an amount of PubCo Ordinary Shares in respect to certain redemptions by RFAC prior to the SPAC Merger. Accordingly, given the inherently factual nature of the analysis, neither RFAC nor PubCo has sought a legal opinion from counsel in respect of the potential applicability of Section 7874 to the Business Combination, and there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.

If PubCo were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. investors could be subject to U.S. withholding tax.

The remainder of this discussion assumes that PubCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

U.S. Federal Income Tax Consequences of Ownership and Disposition of Ordinary Shares

Distribution on Ordinary Shares

Subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” a U.S. Holder generally will be required to include in gross income any distribution of cash or property paid on Ordinary Shares that is treated as a dividend for U.S. federal income tax purposes. A distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. The Treasury guidance indicates that shares listed on the Nasdaq will be considered readily tradable on an established securities market in the United States. Although the Ordinary Shares are currently listed on the Nasdaq, there can be no assurance that the Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, we will not constitute a qualified foreign corporation for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Status.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by us, calculated by reference to the spot exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss.

To the extent that the amount of any distribution made by us on the Ordinary Shares exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares.” However, we may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions we make as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, or other taxable disposition of Ordinary Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Ordinary Shares will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company Status

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which U.S. Holders hold our securities. A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any entity in which it is considered to own at least 25% of the interest by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any entity in which it is considered to own at least 25% of the interest by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Under the income test described above, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering, including this offering. We do not currently expect to be a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

BUSINESS

The following discussion reflects our business. Unless the context otherwise requires, all references in this section to “we,” “us,” and “our” refer collectively to GCL Global Holdings Ltd and its subsidiaries following the consummation of the Business Combination.

History and Development of the Company

The Company was incorporated under the laws of the Cayman Islands on October 12, 2023 solely for the purpose of effectuating the Business Combination, which was consummated on February 13, 2025. The Company owns no material assets other than its interests in GCL Global and RFAC acquired in the Business Combination and does not operate any business other than through GCL Global, its wholly-owned subsidiary. GCL Global is Cayman Islands exempted company. See “GCL Management’s Discussion and Analysis - Operating and Financial Review and Prospects” for a discussion of GCL Global’s operating and financial review and prospects for the year ended March 31, 2025.

The mailing address of the Company’s principal executive office is 29 Tai Seng Avenue #02-01, Natural Cool Lifestyle Hub, Singapore 534119, and its telephone number is +65 80427330. The information contained on, or accessible through, the Company’s website www.gclglobalholdings.com is not incorporated by reference into this Report, and you should not consider it a part of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. On December 31, 2024, the Company and RFAC furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, such as the making of certain required securities law filings and the establishment of Merger Subs. Upon the Closing, the Company became the direct parent of GCL Global, and conducts its business through GCL Global and GCL Global’s subsidiaries (together, the “GCL Group”).

The Company, together with the Group Subsidiaries (“GCL Group”), is a developer, distributor, marketer, and publisher of video games and other entertainment content throughout Asia, Europe, the U.S. and Latin America. It sells and distributes to retailers and consumers in Asia physical and digital copies of video games through physical retailers, such as Sony PlayStation stores in Japan, and online channels in Singapore, Hong Kong, Malaysia, Japan, South Korea, Taiwan, Thailand, Indonesia, the Philippines and other Asian countries. Over 86.8%, 93.3% and 87.9% of our total consolidated revenue for the fiscal years ended March 31, 2025, 2024 and 2023, respectively, was derived from the sale of either games on consoles such as Sony PlayStation, Microsoft Xbox, Nintendo Switch and personal computer (“PC”) to retailers, or game activation keys (the so-called “game codes”) via electronic delivery to retailers or end-users through email or download.

The Company has its own creative media design team with studio facilities to produce marketing and promotional materials adapted to local markets and develop original content as part of its content creation or marketing business. Partnering with international video game publishers and developers, the Company has an established track record of selling and marketing top-tier video game franchises such as Grand Theft Auto, Red Dead Redemption, Sonic the Hedgehog, Cyberpunk 2077 and Black Myth: Wukong.

GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms. 4Divinity was formed in 2022 as a Group Subsidiary dedicated to games publishing and game development. As of the date of this Report, GCL Group has either published or co-published a total of twelve game titles. The Company also has its own production studio and advertising agency, providing media and content advertising services for small and medium-sized enterprises (the “SMEs”) and government agencies.

Mr. Jacky Choo See Wee, our Group Chairman and Chief Executive Officer of Epicsoft Asia and 4Divinity, has over 20 years of video games distribution and retail network management experience in Asia. Under Mr. Choo’s leadership, Epicsoft Asia has become a leading channel distributor for console games, and has forged multi-year deals with international video game publishers and studios such as Sega Corporation (“Sega”), Take-Two Interactive Software UK Limited (“Take-two”), CD Projekt S.A. (“CDPR”) and Warner Bros. Games to sell select game titles within certain territories in Asia. Together with Epicsoft Hong Kong, Epicsoft Malaysia and 2Game, Epicsoft Asia currently has one of the largest networks for video games distribution in Asia through resellers with more than 2,100 physical and online stores, and has sold more than 14.1 million of physical and digital copies of video games during the past three fiscal years. It has distributed in Asia four of the top ten best-selling video games of all time1, three of which it is currently still selling. It is also responsible for bringing to Asia some award-winning all-time favorite video games, such as Hogwarts Legacy, Grand Theft Auto IV, Grand Theft Auto V, Red Dead Redemption II, Cyberpunk 2077, The Witcher 3: Wild Hunt,  Elden Ring: Nightreign and Black Myth: Wukong.

2Game is GCL Group’s authorized digital sales platform. It operates as a business-to-business (“B2B”) and business-to-consumer (“B2C”) digital video game retailer. It sells and distributes game activation keys, the so-called “activation keys” or “game codes” to both resellers and consumers as part of GCL Group’s concerted effort to transition from physical console game compact discs to activation keys and content. There are currently more than 8,000 game titles available on 2Game’s platform. 2Game currently has almost 1 million registered users and approximately 41.2% of 2Game’s revenue comes from Europe, with approximately 26.2% from Asia, 26.9% from the U.S. and the remaining 5.7% from Latin America.

4Divinity is GCL Group’s publishing arm. Its mission is to develop game IP, invest in upcoming game titles, to publish, or co-publish with international game publishers and content development studios, to introduce new video games and entertainment properties to Asia’s fast-growing market of gamers, and to introduce original Asian-developed video games and entertainment content to the global market. As of the date of this Report, GCL Group has either published or co-published a total of twelve game titles.

Titan Digital Media (“TDM”) is a Group Subsidiary specialized in creating customized and strategic marketing campaigns specific to a brand’s needs. With its in-house strategists, producers, designers, video production and marketing team, TDM is a full-service agency that connects a brand with its target audience to achieve campaign key performance indicators (“KPIs”) and marketing goals. It has a production studio, an advertising agency, and a multi-channel network of talent.

Ban Leong Technologies Limited ("Ban Leong") is an indirect wholly-owned subsidiary of the Company, principally engaged in the wholesale and distribution of computer peripherals, accessories and other multimedia products.

GCL Group is headquartered in Singapore, with subsidiaries in Malaysia, Hong Kong, China, Japan, Brazil, the United Kingdom and the United Arab Emirates.

[1]	https://www.gamespot.com/gallery/top-10-best-selling-video-games-of-all-time/2900-4814/#1

Industry Background and Market Opportunities

Based on Newzoo’s Global Games Market Report 2024 (August 2024), the global games market is projected to generate $186 billion in revenue in 2025. While mobile games have grown to now account for approximately 49% of the global games market revenue, PC and console gaming was a major growth driver. It is also projected that the global games market will grow to $213.3 billion by 2027.

The number of players worldwide is projected at 3.42 billion in 2024, an annual growth rate of over 4.5% from 2023. Based on Newzoo’s Global Market Report 2024, it is estimated that over 53% of the 3.42 billion gamers are from the Asia-Pacific region. Most of this growth is driven by player growth in Central and Southeast Asian markets.

Video game sales and distribution was one of the handful of businesses positively affected by the COVID-19 pandemic, driven by the demand for more home entertainment. Game-related engagement is sticky, and we believe many players who entered the market during the early lockdown years of the pandemic will continue to be engaged with video games in one form or another. Historically, the video game industry has proved to be relatively resilient during periods of economic downturn since gaming offers a cheaper home entertainment alternative to the large ticket discretionary spending items.

Video game piracy is when an individual, group, or business copies and/or distributes video game software without the authorization of the intellectual property owner of the video game. By making unauthorized copies of the games or allowing players to download games for free or at a reduced price, scammers are taking profit from game developers, publishers and studios. Game piracy is a global issue in the gaming industry. Based on a survey published by QATestLab on November 16, 2022, around 1 in 10 gamers have illegally downloaded or played a pirated video game over the past three months2. Today, this presents a challenge to all game studios which are losing sizeable revenue to unauthorized listings of their games online. Through our distribution network and long-standing relationships with our customers, we believe we can offer a unique value proposition to the international game studios in combating the issue of game piracy through take-down and conversion of unauthorized sales listings. We believe that there is a large market demand for this service and we plan to leverage our network and technology to help game studios and publishers recoup some of the revenues lost to piracy.

We believe that the overall entertainment industry is converging towards transmedia, a trend in which game companies bring their game IP to film, television, and other media to expand the reach of their franchise and bring consumers back to their core game franchise. By growing our business into game publishing, game creation and game IP investment, we believe we are well-positioned to move up the value chain in the game creation process to build our game IP and potentially monetize game IP through transmedia.

[2]	https://advanced-television.com/2022/10/11/survey-video-game-piracy-set-to-rise/

GCL Group

Through two intermediary holding companies, namely (i) GCL Global Pte. Ltd., a Singaporean company formed in July 2021 (“GCL Global SG”), and (ii) Grand Centrex Limited, a British Virgin Islands business company formed in November 2018 (“GCL BVI”), GCL Global holds the following operating subsidiaries:

●	Ban Leong Technologies Limited (“Ban Leong” or “BLT”) — formed in June 1993 in Singapore primarily engaged in the wholesale and distribution of computer peripherals, accessories and other multimedia products in Singapore, Malaysia and Thailand.

●	Epicsoft Asia Pte. Ltd. (“Epic Asia” or “Epicsoft Asia”) — formed in September 2014 in Singapore primarily for marketing and retail distribution of video games software, game codes, and other related consumer items in Singapore.

●	Epicsoft (Hong Kong) Limited (“Epic HK” or “Epicsoft Hong Kong”) — formed in April 2005 in Hong Kong primarily for marketing and retail distribution of video games software, game codes, and other related consumer items in Hong Kong.

●	Epicsoft Malaysia Sdn. Bhd. (“Epic MY” or “Epicsoft Malaysia”) — formed in June 2019 in Malaysia primarily for marketing and retail distribution of video games and related products in Malaysia.

●	Titan Digital Media Pte. Ltd. (“TDM”) — formed in January 2018 in Singapore as a branding and digital marketing agency with 90% of the then outstanding equity interests held by our current Group Chairman, Mr. Jacky Choo See Wee. In December 2018, GCL BVI acquired all outstanding shares of TDM. After TDM’s acquisition of Starry Jewelry Pte. Ltd. (“Starry Jewelry”) in April 2023, GCL Group holds 85% of the equity interests in TDM, with former owner of Starry Jewelry, who is also the spouse of Mr. Jianhao Tan, the CEO of TDM, holding the remaining 15%.

●	Martiangear Pte. Ltd. (“Martiangear”) — formed in September 2020 in Singapore specialized in the sale of gaming chairs and related merchandise. TDM acquired all equity interests of Martiangear from two seller parties unaffiliated with the GCL Group for a combination of cash and stock consideration. In December 2024, GCL Global SG acquired 100% equity interests of Martiangear from TDM.

●	4Divinity Pte. Ltd. (“4Divinity”) — formed in September 2022 in Singapore initially dedicated to the games publishing business, but more recently, also to game development. In December 2024 and April 2025, each of 4Divinity UK Ltd. (“4Divinity UK”) and 4Divinity Japan (“4Divinity JP”) was formed as a wholly-owned subsidiary of 4Divinity to support GCL Group’s game publishing and development business in Europe and Japan, respectively.

●	2Game Digital Limited (“2Game”) — formed in May 2022 in Hong Kong primarily for distribution of activation keys and related products. In July 2022, GCL Global SG acquired 51% of the equity interests in 2Game in a combination of cash and stock transaction. In March 2025, GCL Global SG increased its equity stake in 2Game from 51% to 61%. See “Recent Developments.” 2Game is GCL Group’s officially authorized digital video game platform, representing GCL Group’s effort to transition from physical goods to digital content, including the sale of activation keys to retailers and consumers. In August 2023, 2Game Pro Ltda (“2Game Brazil”) was formed in Brazil as a wholly-owned subsidiary of 2Game to expand its business into Latin America. In October 2024, 2Game Digital DMCC (“2Game Dubai”) was formed in Dubai as a wholly-owned subsidiary of 2Game to expand its business into the UAE and MENA region.

●	Hainan GCL Technology Co. Ltd. (“Hainan GCL”) — formed in July 2024 in China to support GCL Group’s collaboration efforts with game developers and a game platform in China.

Acquisition of Ban Leong Technologies Limited

On April 30, 2025, Epicsoft Asia (the “Offeror”) made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (“Ban Leong”), a Singaporean company listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The Offer became unconditional on May 27, 2025. As the Offeror has received valid acceptances of more than 90% of the total number of issued shares of Ban Leong, the Offeror exercised its right of compulsory acquisition under the Companies Act 1967 of Singapore. As of the date of the prospectus, Ban Leong is a wholly-owned subsidiary of Epicsoft Asia Pte. Ltd. and effective August 26, 2025, Ban Leong was officially delisted from the SGX-ST. Cash consideration of the Offer was financed through a combination of an approximately $38.7 million secured term loan facility provided by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “HSBC term loan facility”) and approximately $10.0 million cash on hand from the Company. The HSBC term loan facility is secured by all assets of GCL Global Pte Ltd, has a five-year term, bears a floating interest rate ranging between 2.5% and 7.5%, and requires quarterly repayments, with the final installment due in July 2030. See “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION,” “Ban Leong Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ban Leong’s audited financial statements and notes thereto, presented in accordance with U.S. GAAP, which are included elsewhere in this prospectus. Ban Leong’s historical results are not necessarily indicative of future results.

For over 30 years, Ban Leong has distributed a wide range of technology products across Asia that include IT accessories, gaming components, smart (IOT) technology, and commercial products. Ban Leong is an authorized distributor for over 50 well-known brands, including Razer, Nvidia, Samsung, Huawei, TP-Link, and LG. Ban Leong’s multi-channel distribution strategy encompasses e-commerce platforms, brick-and-mortar retailers, chain stores, and direct sales to corporate resellers and system integrators, and operating service centres in Singapore, Malaysia, and Thailand that provide technical support and repair services.

Other Recent Developments

In September 2024, Hainan GCL made a secured loan in the aggregate amount of $3,000,000 to Nekcom Inc. (“Nekcom”), a Delaware parent company of a developer of the game Showa American Story in China. In November 2024, GCL Global, Nekcom and certain significant shareholders of Nekcom entered into a Series B Preferred Stock Purchase Agreement (the “Nekcom SPA”) pursuant to which, among other things, (i) Nekcom entered into a publishing agreement with GCL Global (the “Nekcom Publishing Agreement”) appointing 4Divinity as Nekcom’s global publisher and distributor of the upcoming game Showa American Story, excluding certain regions previously licensed to other parties; and (ii) the Company purchased 12,250,000 shares of Nekcom’s Series B Preferred Stock constituting 20% of the total outstanding shares of Nekcom for an aggregate purchase price of $15,000,000 consisting of (a) $7,500,000 in cash, and (b) $7,500,000 in GCL Global ordinary shares. Pursuant to the Nekcom Publishing Agreement, the $3,000,000 secured loan extended to Nekcom in September 2024 was converted into part of a minimum guarantee advanced by 4Divinity to Nekcom, recoverable from net revenue generated pursuant to the Nekcom Publishing Agreement. In connection with the Nekcom SPA, 262,325 ordinary shares of GCL Global (the “Nekcom Consideration Shares”) and an additional 262,325 ordinary shares of GCL Global (the “Nekcom Additional Consideration Shares”) were issued in the name of Nekcom on December 18, 2024 but were held in escrow until Full Recoupment Date (as defined in the Publishing Agreement) when they will be released to either Nekcom or the Company depending on the value of Nekcom Consideration Shares (the “Consideration Shares VWAP”) based on the volume weighted average price of the Consideration Shares over thirty (30) trading days immediately preceding the Full Recoupment Date. If the Consideration Shares VWAP exceeds $7,500,000, all Nekcom Consideration Shares will be released to Nekcom, and all Nekcom Additional Consideration Shares will be returned to GCL Global for cancellation. In the event that the Consideration Shares VWAP is below $7,500,000 but exceeds $1,200,000, Nekcom will receive such number of Nekcom Additional Consideration Shares from the escrow account that would make up the shortfall, with the balance returned to the Company for cancellation. If the value of the Nekcom Additional Consideration Shares so released from the escrow account is not sufficient to make up the shortfall, the Company has agreed to either pay Nekcom cash to make up the shortfall, or issue additional shares to Nekcom and use its reasonable best efforts to register such shares for resale. If the Consideration Shares VWAP is below $1,200,000, the Company has agreed to pay Nekcom the shortfall between $7,500,000 and the Consideration Shares VWAP in cash.

In October 2024, 2Game Dubai was formed as a wholly-owned subsidiary of 2Game to expand its business into the UAE and MENA region.

From September 30, 2024 to December 2024, pursuant to certain convertible note purchase agreements (as further amended on or about February 5, 2025, the “Note Purchase Agreements”), GCL Global issued to certain accredited investors (the “Transaction Investors”) an aggregate of $33,025,000 convertible notes which were exchanged for 9,540,552 shares of Merger Consideration Shares (as defined in the Merger Agreement) on February 13, 2025 upon closing of the business combination. Of the 9,540,552 shares issued at Closing, 2,201,665 shares were “Bonus Shares” (as defined in the Note Purchase Agreements) held in escrow for three (3) years from the Closing Date; and at the end of each of the first three anniversary dates of the Closing Date, one-third (1/3) of the Bonus Shares shall be released from the escrow account to either the Transaction Investors or to the Company for cancellation, based on the number of Merger Consideration Shares held by the Transaction Investors at the time. In the event that the lowest volume-weighted average closing price of the Merger Consideration Shares is less than $4.50 per share for any ten (10) consecutive trading days during the last month prior to the third anniversary day of the Conversion Date, the Transaction Investors will be entitled to receive certain Top-Up Shares (defined in the Note Purchase Agreement) and, under certain limited circumstances, a cash payment, based on the number of Merger Consideration Shares held on the third anniversary date of the Business Combination.

In December 2024 and April 2025, each of 4Divinity UK and 4Divinity JP was formed as a wholly-owned subsidiary of 4Divinity to support GCL Group’s game publishing and development business in Europe and Japan, respectively.

Pursuant to the Share Sale and Purchase Agreement dated March 19, 2025 (the “2Game SPA”) by and among GCL Global SG and the 2Game Sellers, GCL Global SG purchased from the 2Game Sellers 1,000 shares of 2Game (the “Sale Shares”) for $1,200,000, resulting in GCL Global SG currently holding 61% equity interests of 2Game. The 2Game SPA contains certain financial performance targets for 2Game over the next three years starting and including fiscal year 2026. Pursuant to the terms of the 2Game SPA, in the event that 2Game fails to generate at least $70,000,000 of revenue and net profit after tax of at least $2,500,000 during fiscal year 2026, the 2Game Sellers will be required to buy back the Sale Shares for $1,272,000. In the event that the financial targets for fiscal year 2026 are met, GCL Global SG will have the right to require the 2Game Sellers to buy back the Sale Shares for $1,272,000.

On May 21, 2025, the Company entered into a securities purchase agreement (the “PIPE Investor SPA”) with PIPE Investor Partners (the “Investor”) for the issuance of senior unsecured convertible notes, through a facility of up to $45.5 million. Pursuant to the PIPE Investor SPA, the Company has issued and sold to the Investor an initial note in the aggregate original principal amount of $2,900,000, at a purchase price of $2,610,000 on May 22, 2025. Either the Company or the Buyer may require the issuance and sale of additional convertible notes at one or more additional closings, with the aggregate original principal amount not to exceed $42,600,000, at a purchase price of $38,340,000 under the facility, subject to satisfaction of certain conditions specified in the PIPE Investor SPA. Pursuant to the PIPE Investor SPA, as amended on August 26, 2025, the Company has agreed to issue and sell to PIPE Investor (i) an additional Note in the original principal amount of $1,500,000 on the date of submission of this registration statement by the Company to the SEC; and (ii) an additional Note in the original principal amount of $1,030,000 upon effectiveness of this Registration Statement. The Notes have a three-year term and bear interest at 6% per annum, payable monthly, at GCL’s option, in cash or, provided that certain conditions are met, in ordinary shares. The proceeds shall be used for general corporate and working capital purposes.

In connection with that certain Facility Letter dated as of October 1, 2024, as supplemented by the Supplemental Letter dated as of March 12, 2025 and July 7, 2025 between Epicsoft Asia Pte. Ltd. (the “Borrower”), a wholly-owned subsidiary of GCL Global Holdings Ltd (the “Company” or “GCL”), and Oversea-Chinese Banking Corporation Limited (“OCBC”) for a financing of up to SGD5,000,000 (the “Facility Agreement”), the Company issued to OCBC a warrant (the “OCBC Warrant”) to purchase up to 899,281 ordinary shares of the Company (the “Warrant Shares”) at an exercise price of US$4.17 per share (the “Exercise Price”) to meet one of the conditions precedent for the Borrower to draw down funds under the Facility Agreement. The aggregate Exercise Price payable for the total number of Warrant Shares purchasable under the OCBC Warrant shall be US$3,750,000, and shall first be used to repay all principal, interest and other amounts outstanding under the Facility Agreement with the remainder, if any, for the Borrower’s working capital. The OCBC Warrant was issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). On July 29, 2025, the Company and OCBC entered into Amendment No. 1 to the Warrant (the “Amendment”) to clarify their commercial understanding that none of the terms of the OCBC Warrant shall have any legal effect on the Borrower and/or the Company unless and until the entire SGD 5,000,000 has been disbursed to the Borrower by OCBC under the Facility Agreement; and that OCBC will have no claims for penalties, damages and legal remedies of any kind against either the Company or the Borrower for non-performance of any obligations under the OCBC Warrant. The Amendment also provides that, among other things, until the full amount of SGD5,000,000 is disbursed by OCBC to the Borrower pursuant to the Facility Agreement, (i) the OCBC Warrant shall not be capable of exercise of any kind, and shall remain un-exercisable; and (ii) OCBC will have no rights to Piggyback Registration (as defined in the OCBC Warrant). Under the Amendment, the Company will have six months from the date the full amount of SGD5,000,000 is disbursed to file a registration statement for the public resale of all of the Warrant Shares (as defined in the OCBC Warrant). As of the date of this prospectus, no fund has been disbursed under the Facility Agreement.

Restructuring and Current GCL Group Structure

Pursuant to the Merger Agreement (as amended on December 1, 2023, December 15, 2023, January 31, 2024, and September 30, 2024), GCL Group completed the Restructuring (as defined in the Merger Agreement) on February 14, 2024 in a sequential two-step transaction involving (a) sale by GCL BVI of all its equity interests in GCL Global SG (representing 100% of the total issued and outstanding shares of GCL Global SG) to GCL Global in return for GCL Global shares being issued to the GCL Shareholders (defined below), resulting in (i) GCL Global SG (which in turn holds equity interests in the Group Subsidiaries, except for Epicsoft Malaysia) becoming a wholly-owned subsidiary of GCL Global; and (ii) GCL Shareholders holding all issued and outstanding shares in GCL Global; and (b) sale by GCL BVI shareholders holding a total of 99.8% of the total outstanding shares of GCL BVI (“GCL Shareholders”) of their equity interests in GCL BVI to GCL Global, resulting in GCL BVI (which in turn holds 100% of the total issued and outstanding shares of Epicsoft Malaysia) becoming a 99.8%-owned subsidiary of GCL Global.

The following chart illustrates the current corporate structure of GCL:

Term	Company Name	Term	Company Name
2Game	2Game Digital Limited	Epicsoft Hong Kong	Epicsoft (Hong Kong) Limited
2Game Brazil	2 Game Pro Ltda.	Epicsoft Malaysia	Epicsoft Malaysia Sdn. Bhd.
2Game Dubai	2Game Digital DMCC	GCL Global SG	GCL Global Pte. Ltd.
4Divinity	4Divinity Pte. Ltd.	Hainan GCL	Hainan GCL Technology Co. Ltd.
4Divinity UK	4Divinity UK Ltd.	Martiangear	Martiangear Pte. Ltd.
4Divinity JP	4Divinity Japan Ltd.	Starry Jewelry	Starry Jewelry Pte. Ltd.
Ban Leong	Ban Leong Technologies Limited	Titan Digital Media	Titan Digital Media Pte. Ltd.
Epicsoft Asia	Epicsoft Asia Pte. Ltd.

Through its subsidiaries, GCL Group currently operates in the following four key business segments:

●	distribution and sale of PC and console games;

●	game publishing;

●	video marketing campaign and social media advertising services; and

●	wholesale and distribution of technology products.

Game Distribution

Epicsoft Asia is a leading channel distributor for PC and console games in Asia. It is responsible for bringing to Asia some award-winning all-time favorite video games, including Hogwarts Legacy, Grand Theft Auto V, Red Dead Redemption II, Cyberpunk 2077, The Witcher 3: Wild Hunt, Elden Ring: Nightreign and Black Myth: Wukong.

It has distributed in Asia four of the top ten best-selling video games of all time3, three of which are currently still selling:

Our Group Chairman, Mr. Jacky Choo See Wee is an industry veteran with over 20 years of experience in the video game industry. Mr. Choo has led Epicsoft Asia in the video games distribution and retail network management business in Asia for the past ten years, and has forged multi-year deals with international video game publishers and studios such as Sega Corporation (“Sega”), Take-Two Interactive Software UK Limited (“Take-two”), CD Projekt S.A. (“CDPR”) and Warner Bros. Games to sell select game titles within certain territories in Asia. Together with Epicsoft Hong Kong, Epicsoft Malaysia and 2Game, Epicsoft Asia currently has one of the largest networks for video games distribution in Asia through resellers with more than 2,100 physical and online stores, and has sold more than 14.1 million of physical and digital copies of video games during the past three fiscal years.

We started distributing Sega© game titles and products in 2018. Pursuant to a Distribution License Agreement dated February 1, 2018 which was amended on April 1, 2020 (as amended, the “Sega Distribution Agreement”), EpicSoft Asia was given a non-exclusive, non-sublicensable, limited license to distribute certain Sega© game titles and products (the “Sega Licensed Products”) in Southeast Asian countries, Hong Kong and Macau. Pursuant to the Sega Distribution Agreement, Epicsoft Asia has agreed to conduct marketing, advertisement and promotion activities, and provide end user customer and technical support, for the Sega Licensed Products within the defined distribution territory. In return, Epicsoft Asia may purchase the Sega Licensed Products based on an agreed discount to the suggested retail price determined by Sega, and is entitled to make a claim to Sega for reasonable marketing costs actually incurred. The Sega Distribution Agreement has an initial term of one year and automatically renews annually for one year periods unless earlier terminated by either party upon 45 days’ written notice to the other party.

[3]	https://www.gamespot.com/gallery/top-10-best-selling-video-games-of-all-time/2900-4814/#1

On August 20, 2018, Epicsoft Asia and Sega entered into an Activation Key Distribution Agreement (the “Sega Activation Key Agreement”) pursuant to which Epicsoft Asia was given non-exclusive right to sell and distribute activation keys of certain Sega© games via the Steam download platform in Singapore, Malaysia, the Philippines, Indonesia, Thailand, the Peoples’ Republic of China, Hong Kong and Macau. Pursuant to the Sega Activation Key Agreement, Epicsoft Asia has agreed to conduct marketing, advertisement and promotion activities, and provide end user customer and technical support, for the activation keys at its own costs within the defined distribution territory. In return, Epicsoft Asia may purchase the activation keys at an agreed discount to either the wholesale price (for sales to retailers) or the suggested retail price (for sales directly to end users) of the Sega© games determined by Sega. The Sega Distribution Agreement has an initial term of one year and automatically renews annually for one year periods unless earlier terminated by either party upon 30 days’ written notice to the other party.

Today, because of our distributor relationship with Sega, we continue to distribute popular Sega© game titles, including games under the Sonic franchise, the Yakuza series and Persona 5 in Asia. Distribution revenue derived from Sega© game titles accounted for more than 15%, 29% and 20% of GCL Group’s total consolidated revenue for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. Sega is also a shareholder of the Company.

Pursuant to distribution agreements and street date (the date on which the video game has its initial commercial release to consumers) agreements with other international video game publishers and studios, Epicsoft Asia can be granted either an exclusive right or a non-exclusive, non-sublicensable, limited license to distribute certain game products, and the publishers retain all rights to the intellectual property, the so-called “game IP,” including but not limited to, the trademarks, copyright and design rights. These distribution agreements typically require Epicsoft Asia to spend a pre-determined minimum amount on marketing and promoting the video game products, including the Add-Ons, during and after the initial launch of the game in Asia, and commit to a minimum order quantity per game title within a certain time period. Epicsoft Asia is offered a wholesale unit price per game and per Packaged Media Unit, and certain payment terms based on a variety of factors including, past relationships, purchase quantities, language version (e.g., Chinese, Korean, Thai), and the format in which the game is delivered. Most multi-year deals also cover the so-called “day one edition,” “enhanced edition,” “collector’s edition” and “game of the year edition” that may be produced by the video game publisher for release in Packaged Media Units after the initial release of the video games. In some cases, Epicsoft Asia also provides localization services, and end user customer and technical support for the game products distributed within its territories.

Epicsoft Asia generates revenue from sales to retailers and consumers of console games and game codes, and distributing gaming content that are compatible with major gaming consoles such as Sony PlayStation, Microsoft Xbox, Nintendo Switch and PCs to resellers and consumers.

Revenue is derived from the sale of console games and activation keys either at a fixed price or at a transaction price that varies based on a number of factors including but not limited to, the retailers’ monthly sales, and proportional factor from sales of each specific game title.

Video game sales and distribution was one of the handful of businesses positively affected by the COVID-19 pandemic, driven by the demand for more entertainment such as video games, when staying home. Like most businesses, the pandemic has caused Epicsoft Asia to accelerate the process of further digitization and rely more on e-commerce. Since July 2022, 2Game has served as GCL Group’s authorized digital sales platform that operates as a business-to-business (“B2B”) and business-to-consumers (“B2C”) digital video game retailer. It sells and distributes activation keys to both resellers and consumers, as part of GCL Group’s effort to transition from physical console game compact discs to activation keys and digital content. 2game’s revenue is primarily generated from sale of activation keys.

For the fiscal year ended March 31, 2025, 2024 and 2023, revenue generated from game distributions was approximately $123.3 million, $91.0 million and $68.1 million, respectively, representing approximately 86.8%, 93.3% and 87.9% of GCL Group’s total consolidated revenue during the respective periods.

Game Publishing

4Divinity is a GCL Group Subsidiary dedicated to the games publishing business. Its mission is to partner with international game publishers and content development studios to introduce new video game and entertainment properties to Asia’s fast-growing market of gamers, and to introduce original Asian-developed content to the global market. In December 2024 and April 2025, each of 4Divinity UK and 4Divinity JP was formed as a wholly-owned subsidiary of 4Divinity to support GCL Group’s game publishing and development business in Europe and Japan, respectively. As of the date of this Report, GCL Group has either published or co-published twelve (12) games: Black Myth Wukong (physical publishing), S.T.A.L.K.E.R. 2: Heart of Chornobyl, JDM: Japanese Drift Master, Kong: Survivor Instinct, Mandragora- Whispers of the Witch Tree, TerraTech Worlds, First Dwarf, Atomic Heart, Daymare: 1994 Sandcastle, Figment 2: Creed Valley, Windstorm Collection, and Life in Willowdale. Atomic Heart is a video game co-published with Focus Entertainment, an international game studio backed by Chinese multinational conglomerate, Tencent, and an independent European video game developer and publisher.

We give Valve’s Steam, Microsoft Xbox and Sony’s PlayStation Network a non-exclusive license to reproduce, publicly display and perform, transmit, sell, license and otherwise distribute the PC games in object code form, and generate our games publishing revenue on these gaming platforms. We recognize our games publishing revenue at the point in time when control of the console game code is transferred to the gaming platform, which specifically occurs when the console game code has been activated. We recognized revenue from game publishing on a gross basis, and remit to the developer a development fee based on a certain percentage of the revenue generated from the gaming platform. The publishing agreements we have with the international game studios and developers give us the publishing rights, and typically contain, among other things, (i) a minimum sales guarantee payable upon achievement of certain milestones before the game is published, (ii) a minimum guaranteed development fee, (iii) a marketing budget, and (iv) localization services (with specified supported languages). These agreements typically cover all editions of the game available for release on platforms, including Steam, PlayStation and Xbox, within a certain pre-determined time period after the first commercial release of the game. In some cases, depending on the number of games sold, we may be entitled to recoup all or a portion of the marketing expenses used to promote the game from the sale proceeds of the game.

For the fiscal year ended March 31, 2025, 2024 and 2023, revenue generated from games publishing was approximately $16.0 million, $3.4 million and $6.1 million, representing approximately 11.3%, 3.5% and 7.9% of GCL Group’s total consolidated revenue, respectively. Black Myth: Wukong, a new tame title initially published in 2024, generated approximately $11.2 million of the $16.0 million in game publishing revenue during the fiscal year ended March 31, 2025.

Video Marketing Campaign and Social Media Advertising Services

TDM is a branding and digital marketing agency managed by Tan Jian Hao, a top YouTuber creator and influencer in Singapore. TDM specializes in creating customized and strategic marketing campaigns specific to a brand’s needs. It provides video marketing campaign services, which include video production, content alteration based on the customer’s specifications, and video publishing on designated influencers’ social media platforms, such as Tiktok and YouTube. It has more than 100 million monthly organic views, and its customers include small and medium-sized enterprises (the “SMEs”) and government agencies.

TDM also generates advertising revenue from participating in the social media advertising programs allowing YouTube to display advertisements on TDM’s video posting and share a portion of the revenue generated from those advertisements with TDM. The profit-sharing arrangements with the social media platform can be based on multiple factors over time, including viewer engagement, viewer location, the type of advertisement, the number of advertisements placed.

With its in-house strategists, producers, designers, video production and marketing team, TDM is a full-service agency that connects a brand with its target audience to achieve campaign key performance indicators (“KPIs”) and marketing goals. It has a production studio, an advertising agency, and a multi-channel network of talents. TDM is an 85%-owned subsidiary of GCL Group. For the fiscal year ended March 31, 2025, 2024 and 2023, revenue generated from media and content advertising services was approximately $2.2 million, $2.7 million and $3.3 million respectively, representing approximately 1.6%, 2.8% and 4.2% of GCL Group’s total consolidated revenue of the respective periods.

Wholesale and Distribution of Technology Products

Ban Leong is a leading Singapore-based brand-driven distributor of computer peripherals, accessories and other multimedia products across Singapore, Malaysia, and Thailand. The products it distributes include, but are not limited to, the following:

●	IT accessories: computer systems, DIY components, mobile, wearables, and power-related products,

●	gaming peripherals and multimedia products: audio-video products such as speakers, earphones, and monitors,

●	smart Internet-of-Things (“IoT”) devices: networking, smart home, and tracking products, and

●	commercial IT solutions: large format displays, unified communication, video conferencing solutions, software, and computing systems for B2B clients.

Since Ban Leong’s incorporation in 1993, it has evolved from a traditional “box-moving” distributor into a value-added, multi-channel solutions provider. Ban Leong’s operations encompass product marketing, after-sales support, and regional logistics, enabling us to serve a diverse customer base through retail, e-commerce, and commercial sales channels. Ban Leong is an authorized distributor for over 50 brand, including Razer, Nvidia, Samsung, Huawei, TP-Link, and LG. We believe our long-standing relationships with globally recognized brand principals, together with our integrated distribution model, supports our competitive positioning in the Southeast Asian market. See “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION,” “Ban Leong Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ban Leong’s audited financial statements and notes thereto, presented in accordance with U.S. GAAP, which are included elsewhere in this prospectus. Ban Leong’s historical results are not necessarily indicative of future results.

Our Competitive Strengths

Multi-year distribution arrangements with international video game publishers and studios

We have forged multi-year deals with international video game publishers and studios such as Sega Corporation (“Sega”), Take-Two Interactive Software UK Limited (“Take-two”), CD Projekt S.A. (“CDPR”) and Warner Bros. Games to sell select game titles (including Cyberpunk 2077, Grand Auto Theft V, NBA 2K24, The Witcher 3: the Wild Hunt, Hogwarts Legacy, and Mortal Kombat 1) within certain territories in Asia (e.g., Hong Kong, Indonesia, Malaysia, Philippines, Singapore, Taiwan and Thailand). Epicsoft Asia started distributing Sega© games in 2018. We continue to distribute popular Sega© game titles, including games under the Sonic franchise, the Yakuza series and Persona 5 in Asia.

Extensive distribution network

We have one of the largest distribution networks for video games in Asia through resellers with physical and online stores. We have over ten years of video games distribution and retail network management experience, and long-standing relationships with resellers with more than 2,100 online and offline stores. Some of these resellers operate e-commerce sites in Asia, such as Shopee, Lazada, and Taobao. Since July 2022, we also started selling and distributing activation keys to both resellers and consumers on our own digital platform, www.2game.com. There are currently more than more than 8,000 game titles available on 2Game’s platform. 2Game currently has almost 1 million registered users and approximately 41.2% of 2Game’s revenue comes from Europe, with approximately 26.2% from Asia, 26.9% from the U.S. and the remaining 5.7% from Latin America. We have sold more than 14.1 million of physical and digital copies of video games during the past three fiscal years.

Based on Newzoo’s Global Games Market Report 2024 (August 2024), over 53% of the 3.42 billion gamers in the world in 2024 are from the Asia-Pacific region. Most of this growth is driven by player growth in Central and Southeast Asian markets. It was reported that as of March 2025, Chinese overtakes English as the most commonly used language on Steam4. The number of indie & premium games from Asia are also on the rise. Black Myth: Wukong sold 25,000,000 copies globally during the first five months of its launch in August 20245 and physical copies of the game are being distributed by GCL in Asia. Management believes that GCL Group’s leading position and track record in game distribution in Asia, and strong foothold and presence in different parts of the Asia-Pacific region make us an appealing business partner to Chinese game giants, such as Tencent Interactive Entertainment (“Tencent”) and NetEase Games, which rely on strong partners to distribute and publish their games outside of China. Partnerships with these major players in the gaming market will allow us the opportunity to strengthen our leading market position leveraging on our established reputation in the industry and extensive distribution network.

Unique position to offer a full suite of game marketing, distribution and publishing services with strong value proposition for game studios

The Asian gaming market remains fragmented and highly competitive today with games being sold at different price points, depending on the demand and purchasing power of the local market. Given the number of Asian languages and cultures in the region, there is also a non-uniform demand of gaming content depending on the relevance of the game IP in Asia. For example, the demand of a basketball game like NBA would traditionally be stronger in the Philippines than in Indonesia due to the sports centric local culture in the Philippines that transcends through social and economic barriers.

With our extensive distribution network in Asia, and long-standing relationships with our resellers in the region, we have built our expertise and local domain knowledge by staying very close to the ground as historical games sales data can give us intelligence on the best ways certain games should be distributed in certain parts of Asia. We have an in-house creative media design team with creative designers, video editors, videographers and studio facilities to produce marketing and promotional materials adapted to local markets. We also have our own production studio and an advertising agency. We leverage TDM influencers to help increase the outreach and visibility of our games via content creation in a bid to quickly amass substantial player numbers. For many consumers, the viewpoints and recommendations of these influencers and creators have replaced traditional journalism and games criticism. Growing our business into game publishing, marketing and media and having our own digital game distribution platform means that we have a strong value proposition for game studios who want to penetrate the Asian gaming market. We distinguish ourselves from our competitors in our ability to offer for international game publishers and studios a one-stop shop for all their marketing, distribution. and publishing needs.

[4]	https://spilled.gg/simplified-chinese-overtakes-english-popular-language-steam/
[5]	https://gameworldobserver.com/2025/01/31/black-myth-wukong-25m-copies-sold-merchandise-china

Leadership by an industry veteran

Our Group Chairman, Mr. Jacky Choo See Wee is an industry veteran with over 20 years of experience in the video game industry. He has deep insights and connections with international publishers, developers, studios and video game resellers in Asia. He has a deep understanding of gaming trends, technology, and market dynamics. Mr. Choo has been serving in multiple executive and decision making positions within the GCL Group and other private companies in the video game industry since 2005. He capitalized on emerging trends and led the digital transformation of the Company’s business by expanding into digital game distribution. Under Mr. Choo’s leadership, GCL Group will continue to invest in emerging opportunities in upcoming titles across all platforms, as well as downloadable content for existing titles.

Our Growth Strategies

Our key growth strategies include the following:

Diversify revenue streams and achieve economies of scale through acquisition of Ban Leong

We expect to benefit from economies of scale and improved operational efficiencies from our acquisition of Ban Leong. The acquisition is also expected to allow us to diversify our revenue streams, introduce additional sales channels, and enhance both companies’ brand positioning within an integrated gaming ecosystem. By incorporating Ban Leong’s presence in gaming hardware and consumer electronics along with its distribution rights to some of the biggest gaming hardware and consumer electronics brand, we believe we will benefit from its relatively stable revenue trajectory. We plan to align with Ban Leong’s marketing and procurement strategies in the consumer electronics and gaming hardware sectors. This may include initiatives such as leveraging Ban Leong’s industry relationships, exploring B2C sales opportunities for gaming peripherals and PC components that complement GCL’s gaming content, and evaluating the feasibility of introducing branded gaming devices pre-installed with GCL titles. In connection with these initiatives, GCL may also consider bundling its software content with hardware products and assess potential areas for collaboration that align its intellectual property with Ban Leong’s product offerings. GCL will also leverage the combined infrastructure to support the broader commercialisation of GCL’s games portfolio.

Expand our “hit” game titles offerings through more sales channels

Our core strategy is to capitalize on the popularity of video games by distributing and publishing more high-quality interactive entertainment experiences to the growing Asian gaming market. We focus on building a large catalogue of game offerings by obtaining the distribution rights for “hit” game titles which can create sequels and incremental revenue opportunities through add-on content and merchandise. During the fiscal year ended March 31, 2025, 2024 and 2023, we sold approximately 6.5 million, 5.0 million, and 2.7 million physical and digital game titles in addition to back catalog games, respectively. We plan to continue to support the success of our games in the marketplace through innovative marketing programs, leverage global and our own TDM influencers to help increase the outreach and visibility of our games, and further expand our distribution network by acquiring additional retail sales and distribution channels, including e-commerce sites that are relevant to our target audience. This strategy will not only bolster our market leading position in the game distribution market but also attract more game publishing opportunities to us, and therefore enhancing our overall ability to monetize game IP. To further expand our game titles offerings, we have started extensive planning of a large scale game development project since early 2024. For instance, in December 2024, Nekcom signed a publishing agreement with us appointing 4Divinity as Nekcom’s global publisher and distributor of its upcoming game Showa American Story, excluding certain regions previously licensed to other parties.

Invest in game IP, development studios, and distribution channels, including digitally delivered content

The interactive entertainment software industry is delivering a growing amount of content for traditional platforms through digital download. Partly due to the availability of digital-only consoles and early-access benefits of digital copies of video games, we believe digital distribution of the games will continue to rise. We provide digitally delivered games in the form of activation keys, which typically have a higher gross margin than physically delivered boxed console games. Many of our titles that are available through retailers as packaged goods products are also available through activation keys (from websites we own or third-party websites). We will continue to invest in emerging opportunities in upcoming titles across all platforms, as well as downloadable content for existing titles.

During the fiscal year 2025, we have made an equity investment in Nekcom, Inc., a development studio based in China, and have announced plans to invest in other promising game development studios as part of our concerted effort to move upstream into game IP development. We believe in investing in culturally distinctive and globally resonant game IP. We are committed to building a portfolio of valuable game IP, and believe we can offer development studios with the capital, publishing reach, and strategic support needed for them to scale globally.

Grow into a fully integrated ecosystem in the industry through organic growth and strategic acquisitions of complementary or ancillary businesses

Based on our core business in game distribution, we know the demand of the gaming community in the Asian markets. In 2022, we started to dedicate resources to game publishing by forming a wholly-owned subsidiary, 4Divinity, to invest in game IP. In December 2024 and April 2025, each of 4Divinity UK and 4Divinity JP was formed as a wholly-owned subsidiary of 4Divinity to support GCL Group’s game publishing and development business in Europe and Japan, respectively. When we partner with international game studios, we help them create games and then support the games through our marketing campaigns. We formulate media content for the games and provide localization services by providing the games the connection to the local gaming communities. We provide a full suite of marketing, distribution and publishing services for the international game studios and developers. During fiscal year 2025, we have started to move into content and game creation by investing in a development game studio. We are committed to growing ancillary businesses such as gaming hardware, by acquiring Ban Leong and Martiangear. We believe that upstream value creation process will not only add to our revenue stream but also propel us to become the next Asian powerhouse in video games and entertainment content marketing, delivering high-quality and engaging entertainment experiences across smart devices, consoles, PCs and streaming platforms, and introducing original Asian-developed video games and entertainment content to the global market.

Mr. Choo, our Group Chairman, has extensive experience in strategic acquisitions in the gaming industry. We believe strategic acquisition in our core game distribution business as well as ancillary businesses will greatly contribute and accelerate our growth and broaden our appeal to different stakeholders in the industry. Although we have no agreements in place, we are actively exploring strategic acquisition opportunities that support our mission, and are focused on growing into a fully integrated ecosystem in the gaming industry through organic growth and strategic acquisitions of complementary businesses.

Invest and monetize game IP through transmedia

We believe that the overall entertainment industry is converging towards transmedia, a trend in which game companies adapt rich source material from their game IP to film, television, comics and other media to boost revenues, deepen engagement and expand the reach of the franchise. Recent notable examples would be the Dungeon & Dragon movie and the Witcher series on Netflix which were based on the Dungeons and Dragons and the Witcher game series and derived from the Witcher novel series. Since 2018, we have witnessed a growing number of video game adaptations that have made their way onto home streaming services. In the case of S.T.A.L.K.E.R. 2: Heart of Chornobyl, a game we co-published in 2024, the anticipation of the game led to a film adaptation released in October 2024 which became a catalyst for the game launch in November 2024. As we enter into content and game creation and investment in game IP and establish our international presence as game publisher outside of Asia, we believe we are well positioned to allow for IP adaptations across various mediums for potential further monetization through transmedia.

Build a digital platform to increase market share in the distribution of activation keys

Games are currently being distributed either as a physical packaged good or in the form of activation keys. While the market for distribution of games as physical packaged goods is quite mature, we believe the market for distribution of activation keys is still nascent in Asia primarily for the following reasons:

●	lack of data security over the transmission of activation keys from game studios to game distributors due to a gap in technology infrastructures;

●	a gap in live governance over the consignment and sale of activation keys by retail partners;

●	the need for a high degree of human intervention in the transmission of activation keys from game studios to game distributors, reconciliation of records, such as the number of activation keys sold, and tracking of sales periods;

●	lack of a live tracking system allowing the price of the activation keys to track the sales period on the Steam platform, and the sales periods designated by the game studios as the special promotional periods.

We are building a new digital platform (“Key Vault”) to address some of the foregoing technological challenges. Key Vault is currently in beta testing. When fully developed, management expects Key Vault to provide a centralized alternative to streamline the sale of activation keys in Asia by allowing game studios to upload activation keys into Key Vault for purchase, and tracking discount sales to allow for live price adjustments; and thereby improves sales data reporting to the game studios. We believe this will be a strong catalyst for us to sign more distribution agreements with game studios, and add new sales channel partners to our distribution network.

Sales and Marketing

We sell our game titles both physically and digitally in Asia through our direct relationships with resellers through their physical and digital storefronts. Our top customers include regional resellers in Singapore, Hong Kong, Malaysia, Japan, South Korea, Taiwan, Thailand, Indonesia, the Philippines and other Asian countries. We have sales operations in Singapore, Hong Kong, Malaysia, but also have marketing staff in Europe, the Middle East and other parts of the world outside of Asia.

For the fiscal year ended March 31, 2025, 2024 and 2023, over 86.8%, 93.3% and 87.9% of our total consolidated revenue was generated from game distributions, respectively. We are dependent on a limited number of customers that account for a significant portion of sales. For the fiscal year ended March 31, 2025, our three biggest customers accounted for approximately 15%, 15% and 14% of our total revenue, respectively. For the fiscal year ended March 31, 2024, sales to our four biggest customers accounted for over half of our total consolidated revenue, with each of them accounting for approximately 17%, 12%, 11% and 11% of our total revenue, respectively. For the fiscal year ended March 31, 2023, sales to our five biggest customers accounted for almost half of our total consolidated revenue, with the top three customers accounting for approximately 13%, 11%, and 10% of our total revenue, respectively. While we believe digital distribution will continue to rise and presents an important growth opportunity for our industry and company, we expect that packaged goods and traditional retailers will continue to be a significant channel for the sale of our console products for the foreseeable future.

Our marketing and promotional efforts are intended to maximize consumer interest in our game titles, promote brand name recognition in the industry, assist retailers and properly position, package and merchandise the game titles we distribute. Depending on the arrangements we have with the game publishers, we may be able to recoup some or all of our marketing expenses in connection with our promotional efforts of certain select game titles.

We market game titles by:

●	implementing promotional campaigns, using digital, online, outdoor, and print marketing;

●	adapting international game products to local markets, including but not limited to, producing localization materials in additional languages (e.g., Chinese, Japanese, Korean, and Thai) and otherwise providing a connection between the games and the local gaming communities;

●	employing various other marketing methods designed to promote consumer awareness, including social media, the use of character standees, point-of-sale (“POS”) materials, compact discs (“CDs”), CD inlays, manuals, and stationary and mobile billboards;

●	hosting in-person and virtual launch or other promotional events; and

●	leveraging TDM influencers to help increase the outreach and visibility of our games via content creation in a bid to quickly amass substantial player numbers for the games we distribute.

Ban Leong’s operations encompass product marketing, after-sales support, and regional logistics. It has operating service centres in Singapore, Malaysia, and Thailand. Our sales and marketing efforts are spearheaded by our Deputy Group CEO and Group Chief Marketing Officer, With the addition of Ban Leong, we have a total of 168 full-time employees dedicated to sales and marketing as of August [26], 2025.

Regulations Applicable to the Company

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on the Company’s operations and business in Asia. This summary does not purport to be a complete description of all laws and regulations, which apply to the Company’s business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this Report, which may be subject to change.

Our business is predominantly conducted by our Group Subsidiaries in Singapore, but we have operations also in Malaysia and Hong Kong and outside of Asia. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, under the principle of “one country, two systems”; furthermore, the laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law, shall be maintained, except for any that contravene the Basic Law and are subject to any amendment by the legislature of Hong Kong, and the national laws of the mainland China shall not be applied in Hong Kong except for those that relating to defense, foreign affairs and other matters that are not outside the limits of the autonomy of Hong Kong as specified by the Basic Law, which are listed under Annex III to the Basic Law.

We are subject to various laws and regulations in Singapore, Malaysia, Hong Kong and the other countries in which we operate, including those relating to video game distribution and classification, internet content, consumer protection, labor laws, prevention of money laundering and financing of criminal activity and terrorism, privacy and data protection, foreign exchange controls and competition laws, among others, all of which are continuously evolving and developing. It is also likely that as our business grows and evolves to other countries, including Japan, PRC, Brazil, U.A.E and United Kingdom,   and we will become subject to laws and regulations in additional jurisdictions. The scope and interpretation of the laws and regulations that are or may be applicable to us are often unclear and may conflict. Additional laws in these and other areas affecting our business are likely to be enacted in the future, which could limit or require changes to the ways in which we conduct our business, and could both increase our compliance costs and decrease our revenues. See “Risk Factors — Risks Related to the Company’s International Operations, Legal and Regulatory Matters.”

Regulations in Singapore

We conduct business in Singapore through the following subsidiaries: (a) Epicsoft Asia, which is primarily involved in the marketing and retail distribution of video games, game codes and other related consumer items in Singapore, (b) TDM, which operates a branding and digital marketing agency, (c) Starry Jewelery, which is in the business of fashion jewellery sales, (d) Martiangear, which is in the business of sales of gaming chairs and related merchandise sales, and (e) 4Divinity, which is primarily involved in the digital and retail game business.

Each of our Singapore subsidiaries has been incorporated in accordance with the Companies Act 1967 of Singapore (“Singapore Companies Act”) and registered with the Accounting and Corporate Regulatory Authority of Singapore as required by the Singapore Companies Act.

Regulations on Video Game Distribution and Classification

Pursuant to the Films Act 1981 of Singapore, the Infocomm Media Development Authority (“IMDA”), being the regulator of the information, communications and media sectors in Singapore, is responsible for classifying films, videos and video games distributed in Singapore. In particular, it administers the video game classification system under the Films Act 1981, which requires businesses importing or distributing physical copies of video games in Singapore to submit the video games to the IMDA for rating and classification. However, the video game classification system does not apply to games which are only available via internet download. Since the online games that we offer are available only through online platforms, we in general are not subject to the video game classification system. However, the IMDA retains the right to issue a rating and/or classification of any of the online games we offer, should it choose to do so.

Under the Films (Class Licence for Video Games Distribution) Order 2019, distributors and retailers of video games in Singapore are automatically class licensed, and shall comply with the conditions of the class licence under the said Order such as ensuring that only appropriate video games or any related promotional films are distributed.

Regulations on Consumer Protection

There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions including electronic transactions, but are not specifically targeted at regulating e-commerce operations. One or more of these laws would be relevant in the context of live streaming operations or e-commerce operations.

The Consumer Protection (Fair Trading) Act 2003 of Singapore is the primary statute governing consumer protection which sets out a legislative framework prohibiting suppliers from engaging in unfair practices in relation to transactions and to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of supplier under the Consumer Protection (Fair Trading) Act 2003 of Singapore includes persons who promote the use or purchase of goods or services. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things, (i) doing or saying anything, or omitting to do or say anything, that would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.

The Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore prohibits the use of false trade descriptions on goods supplied in the course of trade. Trade descriptions include any description, statement or indication that directly or indirectly relates to the fitness for purpose, strength, performance, behavior or accuracy of any goods. This prohibition applies to all persons in the course of business and would be applicable in an e-commerce marketplace. Violations of the Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore are subject to criminal liability.

The Unfair Contract Terms Act 1977 of Singapore generally regulates against unfair contract terms such as exclusion clauses and limitation of liability clauses in most consumer and standard form contracts. Amongst other things, the Unfair Contract Terms Act 1977 of Singapore prohibits the exclusion or restriction of liability for death or personal injury caused by negligence in all contracts. It also prevents sellers/service providers from excluding or limiting their liability for a breach of contract, unless it is reasonable for them to do so. The Unfair Contract Terms Act 1977 also circumscribes the limitation of liability in relation to certain implied terms in respect of goods purchased.

The Singapore Code of Advertising Practice (the “SCAP”) is a code of practice set out by the Advertising Standards Authority of Singapore (the “ASAS”) prescribing general principles applicable to advertisements, which include decency, honesty and truthful presentation, and contains guidelines relating to specific services/products. While the SCAP has no force of law, a breach of the SCAP may lead to ASAS referring the matter to the Consumers Association of Singapore for actions under the Consumer Protection (Fair Trading) Act 2003 of Singapore if an advertiser has repeatedly violated the SCAP by marketing false, misleading or unsubstantiated claims. The ASAS has also issued additional guidelines from time to time, such as the Guidelines for Interactive Marketing Communication & Social Media, which emphasizes that marketing communication should be clearly distinguishable from editorial and personal opinion and should not take the form of social media content that appears to originate from a credible and impartial source, and the Guidelines on Advertising of Investments, which aim to minimize investments-related advertisement with claims that are speculative, misleading or not substantiable.

The Spam Control Act 2007 of Singapore, as administered by the IMDA regulates the sending or receiving of unsolicited bulk commercial electronic messages, or “spam”, in Singapore It imposes certain requirements on the sending or receiving of unsolicited bulk commercial electronic messages, or “spam,” in Singapore and applies to emails and text messages that have a Singapore nexus. Electronic messages must have an “unsubscribe facility” or “opt-out” function, and the recipient should be removed from the distribution list within 10 business days after submitting an opt-out request. Any person who suffers loss or damage as a result of any violation of the foregoing requirements is entitled to institute legal action, and the court may grant injunctions, damages or statutory damages.

Regulations on Internet Content

Under the Broadcasting Act 1994 of Singapore (“Broadcasting Act”), no licensable broadcasting services in or from Singapore can be provided unless a broadcasting license has been granted by the IMDA. “Computer online services” provided by internet content providers (as defined under the Broadcasting (Class License) Notification, “ICPs”) are a licensable broadcasting service under the Broadcasting Act. Providers of Internet-based content generally are considered ICPs under the Broadcasting (Class License) Notification and are subject to an automatically-granted class license.

ICPs must comply with codes of practice issued by the IMDA from time to time, including the Internet Code of Practice issued by IMDA. These requirements include, among other things, that the ICP must use its best efforts to ensure that prohibited material (i.e., any material that is objectionable on the grounds of public interest, public morality, public order, public security or national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcasted via the internet to users in Singapore and must deny access to any material considered by IMDA to be prohibited material if it is directed to do so by the IMDA.

The Protection from Harassment Act 2014 of Singapore protects persons against harassment and harmful social behavior such as cyber bullying and unlawful stalking, as well as the publication of false statements of fact about any person. Perpetrators can be both individuals and organisations. Individual suffering from such harassment or social behavior, a victim, may apply for a protection order if he or she is able to show, inter alia, that the perpetrator of harassment, through threatening, abusive or insulting communication, has: (i) caused harassment, alarm or distress to the victim through the intention to use or make any threatening, abusive or insulting communication; or (ii) caused the victim to believe that violence will be used or provoked against him or her. Where a protection order has been granted by the Singapore courts under the relevant provisions of the Protection from Harassment Act 2014 of Singapore in relation to online harassment that has been perpetrated, the perpetrator may be required to take down the offending communication and may also be required to comply with any other conditions set by the courts.

In addition, the Protection from Online Falsehoods and Manipulation Act 2019 of Singapore (“POFMA”) counters the proliferation of online falsehoods. Under the POFMA, it is an offence to, inter alia, knowingly communicate a false statement of fact which is likely to be prejudicial to the security of Singapore or any part of Singapore. To the extent that our platforms or services transmit or allow our users to access third-party online content, we would be an internet intermediary under the POFMA. POFMA empowers any Singapore government minister to direct the POFMA Office, situated within IMDA that is responsible for the administration of POFMA, to issue certain directions to internet intermediaries whose service has been used to communicate material that contains or consists of a false statement of fact in Singapore if the minister is of the opinion that it would be in the public interest to do so. Such directions would include (a) targeted correction directions, which require the internet intermediary to communicate a correction notice on its service to all end-users in Singapore who accessed the offending false statement of fact by means of its service after a specified time; and (b) disabling directions, which require the internet intermediary to disable access by end-users in Singapore to the offending false statement of fact being communicated on or through its service. Internet intermediaries may be fined or have their access to their online location by Singapore end-users disabled if they fail to comply with directions issued under POFMA without reasonable excuse.

There are also various other content regulation laws in Singapore, including:

(i)	Undesirable Publications Act 1967 (“UPA”): The UPA prevents the importation, distribution and reproduction of obscene and objectionable publications. The definition of “publication” is wide, and includes “any picture or drawing, whether made by computer-graphics or otherwise howsoever”. The UPA makes it an offence for a person to reproduce any obscene or objectionable publication knowing or having reason to believe that it is obscene or objectionable.

(ii)	Foreign Interference (Countermeasures) Act 2021 (“FICA”): The FICA is intended to counteract foreign interference in the public interest. Under the FICA, it would be an offence to, inter alia, undertake (or prepare or plan to undertake) “electronic communications activity” in or outside Singapore that results in or involves the publication in Singapore of any information/material on behalf of (i) a foreign principal or (ii) another person acting on the foreign principal’s behalf, where any part of the undertaking or electronic communications activity is covert or involves deception, and with knowledge or reason to believe that the electronic communications activity or the published information/material is likely to be prejudicial to the security of Singapore or any part of Singapore.

(iii)	The Online Safety (Miscellaneous Amendments) Act 2022 (the “OSA”): The OSA seeks to amend the Broadcasting Act 1994 to introduce a new Part 10A, which will regulate online communication services (“OCSs”) provided to Singapore end-users and listed in a new schedule under the Broadcasting Act 1994. These regulations will apply to OCSs provided from outside Singapore as well as services provided in or from Singapore. At present, only one type of OCS is specified, namely social media services (“SMS”). An SMS is defined as an electronic service whose sole or primary purpose is to enable online interaction or linking between two or more end-users, including enabling end-users to share content for social purposes, and which allows end-users to communicate content on the service. Under the new Part 10A, (i) providers of OCSs with significant reach or impact (as designated by the IMDA) are to comply with the IMDA’s codes of practice; and (ii) if the IMDA is satisfied that any egregious content provided on an OCS can be accessed by Singapore end-users, IMDA can, among others, issue directions to the OCS provider to disable access to the egregious content by Singapore end-users, and stop the egregious content from being transmitted to Singapore end-users via other channels or accounts (though such directions cannot be issued in respect of private communications due to privacy concerns). Non-compliance with a direction by IMDA constitutes a criminal offence, punishable with a fine.

Regulations on Intellectual Property Rights

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1988 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. Unregistered trademarks are also protected under the common law of passing off, provided that the owner is able to prove that there is goodwill or reputation in the mark; misrepresentation on the part of the infringer; and damage to the mark as a result.

Regulations on Competition Laws

The Competition Act 2004 of Singapore prohibits anti-competitive practices. Specific prohibited activities include agreements that prevent, restrict or distort competition, abuse of dominance and mergers that substantially lessen competition, whether these take place within or outside of Singapore, so long as they have an impact on a market in Singapore. The Competition and Consumer Commission of Singapore (the “CCCS”) is responsible for administering and enforcing the Competition Act 2004 of Singapore, which covers all industries and sectors unless specifically exempted or excluded. Infringements of the Competition Act can result in financial penalties of up to 10 per cent. of the turnover of the business in Singapore for each year of infringement, up to a maximum of three years. The CCCS also has powers to impose directions requiring infringing undertakings to stop or modify the activity or conduct, or in the case of anti-competitive mergers, to remedy, mitigate or eliminate the adverse effects arising from the merger.

Regulations on Labor and Employment

The Employment Act 1968 of Singapore (the “Singapore Employment Act”) generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees (i.e., seafarers, domestic workers and public workers). It provides employees falling within its ambit certain protections such as minimum notice periods, restrictions in relation to the deductions from wages, minimum days of annual and sick leave, maternity/paternity leave and paid childcare leave. The Singapore Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Singapore Employment Act. Employers in Singapore owe a statutory obligation under the Central Provident Fund Act 1953 of Singapore to contribute to a Central Provident Fund in relation to wages for employees who are Singapore citizens or permanent residents of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident and the age group and wage band of the employee.

The Employment of Foreign Manpower Act 1990 of Singapore, provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes. In relation to the employment of semi-skilled foreign workers in the construction, manufacturing, marine shipyard, process or services sectors, employers must ensure that such persons apply for a “Work Permit”. In relation to the employment of foreign mid-level skilled workers, such persons apply for an “S Pass”. From 1 September 2023, the minimum monthly salary requirement for “S Pass” applicants will be S$3,150, with a higher minimum qualifying salary requirement of S$3,650 for “S Pass” applicants in the financial services sector. In relation to the employment of foreign professionals, managers and executives earning a monthly fixed salary of at least S$5,000 (or S$5,500 for “Employment Pass” applicants in the financial services sector), employers must ensure that such persons apply for an “Employment Pass”. From 1 September 2023, in addition to meeting the minimum qualifying salary, “Employment Pass” applicants must also pass a points-based Complementarity Assessment Framework (“COMPASS”), with certain exceptions.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

The primary anti-money laundering and counter-terrorist financing legislation in Singapore that are of general application are the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (the “CDSA”) and Terrorism (Suppression of Financing) Act 2002 of Singapore (the “TSOFA”). The CDSA provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits. The CDSA permits the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. The CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office, Singapore’s Financial Intelligence Unit within the Criminal Affairs Division of the Singapore Police Force. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability. In addition, the TSOFA has extraterritorial reach, and any person outside Singapore who commits an act or omission that would constitute an offense under the TSOFA if committed in Singapore may be proceeded against, charged, tried and punished accordingly in Singapore.

Regulations on Data Protection

The Personal Data Protection Act 2012 of Singapore (the “Singapore PDPA”) governs the collection, use and disclosure of the personal data of individuals (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (the “PDPC”) and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

Organizations are required to, among other things, (i) obtain consent from individuals and inform them of the applicable purposes before collecting, using or disclosing their personal data; and (ii) put in place reasonable measures to (a) protect the personal data in their possession or control from unauthorized access, loss or damage and (b) prevent the loss of any storage medium or device on which personal data is stored. In the event of a data breach involving any personal data in an organization’s possession or control, the Singapore PDPA requires the organization to reasonably and expeditiously assess whether the data breach is notifiable and notify the PDPC and, unless exceptions apply, the affected individuals of the data breach, if the data breach is assessed to be one that (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) is, or is likely to be, of a significant scale. Other obligations include accountability, retention and requirements around the overseas transfers of personal data.

In addition, Do-Not-Call (“DNC”) requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, unless clear and unambiguous consent to such marketing was obtained from the individual.

Non-compliance with the Singapore PDPA may attract financial penalties or even criminal liability. The PDPC has broad powers to give any such directions as it thinks fit to ensure compliance, which include requiring an organization to pay a financial penalty. In this connection: (i) in the case of contravention of the parts of the Singapore PDPA which sets out the obligations of organizations relating to data protection (including the obligation to protect and care for personal data, and to conduct assessments of data breaches), the maximum financial penalty that may be imposed: (a) on an organization whose annual turnover in Singapore exceeds S$10 million is 10% of the organization’s annual turnover in Singapore, if the contravention occurs on or after October 1, 2022; and (b) in any other case is S$1 million; and (ii) in the case of contravention of the DNC requirements, the maximum financial penalty that may be imposed is S$1 million.

Regulations on Foreign Investment and Exchange Control

Singapore does not have an umbrella regime for regulating foreign investment. Instead, foreign investment is regulated (if at all) by sector. Singapore imposes no significant restrictions on the repatriation of earnings and capital, or on remittances, foreign exchange transactions and capital movements.

Regulations on Takeovers and Mergers

Takeovers and mergers of Singapore companies are regulated by the Singapore Code on Take-overs and Mergers (the “Singapore Takeover Code”), which is administered by the Securities Industry Council of Singapore (the “SIC”). The Singapore Takeover Code applies to both public companies and, in some cases, private companies with more than 50 shareholders and significant net tangible assets.

The Singapore Takeover Code sets out the legal and procedural framework for takeovers, including requirements relating to mandatory offers, pricing, disclosures, offer documentation, shareholder treatment, and timelines. Where applicable, we are required to comply with the Singapore Takeover Code in connection with any takeover or merger offer involving a Singapore target company.

Regulations in Malaysia

We conduct business in Malaysia through our subsidiary, Epicsoft Malaysia, which is primarily engaged in the marketing and retail distribution of video games and related products in Malaysia.

Regulations on Business Registration

A person who desires to form a company shall apply for incorporation, pursuant to the provisions of the Companies Act 2016 of Malaysia (the “Malaysian Companies Act”), with the Companies Commission of Malaysia. The Local Government Act 1976 of Malaysia empowers every local authority to make, amend or revoke any by-laws in respect of the local government area, and to grant any licence or permit of any trade, occupation or premises and such licence shall be subject to such conditions and restrictions as the local authority may prescribe. As such, prior to the commencement of our business operations in Malaysia, we are required to apply for business premises licenses for each operating premise from the relevant local authority. We have registered our Malaysia subsidiary in accordance with the Malaysian Companies Act and have obtained the business premises license from the local authority.

Regulations on Labor and Employment

Employment and industrial relations in Malaysia are mainly governed by the Employment Act 1955 of Malaysia (the “Malaysian Employment Act”). The requirements under the Malaysia Employment Act apply to all employees that enter into a contract of service regardless of wages (except that, for certain prescribed categories of employees such as employees earning more than RM4,000 per month, provisions in the Malaysia Employment Act relating to, among other things, overtime payments and termination benefits do not apply). Both employees and employers in Malaysia are required to contribute toward the Employees Provident Fund, the Employment Insurance System and the Employees Social Security Fund. The contributions are premised on the statutorily prescribed rates under the Employees Provident Fund Act 1991 of Malaysia, Employment Insurance System Act 2017 of Malaysia and Employees’ Social Security Fund Act 1969 of Malaysia.

Worker Classification

Under Malaysian law, an “employee” means a person engaged under a contract of service while an “independent contractor” means a person engaged pursuant to a contract for services. The Malaysian Employment Act defines “contract of service” as any agreement, whether oral or in writing and whether express or implied, whereby one person agrees to employ another as an employee and that other agrees to serve his or her employer as an employee and includes an apprenticeship contract. There is no single legal test to determine whether a person is engaged as an employee or an independent contractor. The degree of control exercised over the person engaged is an important factor but not the sole criteria in making a determination. The Industrial Court of Malaysia will examine all facts and circumstances and the conduct of the parties, including but not limited to the degree of control, whether there is a fixed compensation package or whether the individual undertook a business risk, exclusivity, whether any statutory contributions (such as the Employees Provident Fund) have been made and the contractual terms of the engagement in determining the status of an employee or independent contractor.

Competition Law

The competition law in Malaysia achieves this by prohibiting two categories of activities: (i) anti-competitive practices and (ii) abuse of dominant positions, and the Competition Act 2010 of Malaysia is generally enforced by the Malaysia Competition Commission (the “MyCC”), save for competition issues arising in specific sectors (such as the telecommunications sector, the aviation sector and the energy and gas supply sector which fall under the relevant applicable laws and are regulated by other regulators). The Competition Act 2010 of Malaysia applies to all commercial activities which have an effect on competition in any market in Malaysia, whether such activities are carried out within or outside Malaysia. Infringements of the Competition Act 2010 of Malaysia may result in, among other things, the imposition of a financial penalty of up to 10% of the worldwide turnover of the enterprise for the period during which the infringement occurred. The MyCC may also take other actions, including issuing cease and desist orders. Infringements of Section 61 of the Competition Act 2010 of Malaysia, may result in a fine not exceeding five million ringgit, and for a second or subsequent offence, to a fine not exceeding ten million ringgit; or (b) if such person is not a body corporate, to a fine not exceeding one million ringgit or to imprisonment for a term not exceeding five years or to both, and for a second or subsequent offense, to a fine not exceeding two million ringgit or to imprisonment for a term not exceeding five years or to both.

Regulations on Data Protection

The Personal Data Protection Act 2010 of Malaysia (the “Malaysia PDPA”) regulates the processing of personal data in commercial transactions in Malaysia and is enforced by the Personal Data Protection Commission. The Malaysia PDPA applies to (a) any person who processes, and (b) any person who has control over or authorizes the processing of, any personal data in respect of commercial transactions. The Malaysia PDPA also applies to a person in respect of personal data if (a) the person is established in Malaysia and personal data is processed, whether or not in the context of that establishment, by that person or any other person employed or engaged by that establishment, or (b) the person is not established in Malaysia but uses equipment in Malaysia for processing the personal data, except for the purposes of transit through Malaysia.

“Personal data” is statutorily defined to mean any information in respect of commercial transactions, which (a) is being processed wholly or partly by means of equipment operating automatically in response to instructions given for that purpose, (b) is recorded with the intention that it should wholly or partly be processed by means of such equipment, or (c) is recorded as part of, or with the intention that it should form a part of, a relevant filing system that relates directly or indirectly to a data subject (i.e., an individual who is the subject of the personal data) who is identified or identifiable from that information or from that and other information in the possession of a data user, including any sensitive personal data and expression of opinion about the data subject. “Personal data” does not include any information that is processed for the purpose of a credit reporting business carried on by a credit reporting agency under the Credit Reporting Agencies Act 2010 of Malaysia.

Under the Malaysia PDPA, a “data user” is a person who either alone or jointly, or in common with other persons, processes any personal data or has control over, or authorizes the processing of, any personal data but does not include a processor. The Malaysia PDPA provides that data users must adhere to the following principles with respect to the processing of personal data:

(a)	the general principle;

(b)	the notice and choice principle;

(c)	the disclosure principle;

(d)	the security principle;

(e)	the retention principle;

(f)	the data integrity principle; and

(g)	the access principle.

In general, to process or disclose personal data relating to any individuals would require (i) consent from such individuals, particularly pertaining to sensitive personal data, which may be obtained in any form that can be recorded and maintained properly by the data user; and (ii) written notice to such individuals informing such individuals amongst others, (a) personal data that is being processed by or on behalf of the data user and whether it is obligatory or voluntary for the individual to supply the personal data and, where it is obligatory for the individual to supply the personal data, the consequences that the individual may face if the individual fails to supply the personal data, (b) the purposes for which the personal data is being or is to be collected and further processed, (c) any information available to the data user as to the source of that personal data, and (d) the individual’s right to request access to and request correction of the personal data. Any person engaged in processing personal data shall take measures to protect the personal data from any loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction and to maintain the integrity of the personal data processed, which should not be kept longer than necessary for the fulfilment of the purpose for which it was to be processed. Violation of the Malaysia PDPA, when convicted, may result fine up to RM500,000 and/or to imprisonment or both.

Regulations on Foreign Investment

As there is no overarching FDI regime in Malaysia, foreign equity restrictions thresholds vary between every industry, depending on the applicable laws, policies, and regulations issued by the relevant governmental departments. Epicsoft Malaysia is not subject to restrictions on foreign investment.

Regulations on Exchange Control

The exchange control regime in Malaysia is regulated by the Financial Services Act 2013 of Malaysia (the “FSA”), which regulates the domestic and international transactions involving residents and non-residents of Malaysia and prescribes a list of transactions that are prohibited without approval from the Bank Negara Malaysia (the Central Bank of Malaysia) (the “BNM”). In exercise of the powers conferred by the FSA, BNM issues the Foreign Exchange Notices (the “FE Notices”) which provides the directions, requirements, restrictions, and conditions of approval in respect of the prohibited transactions.

Foreign investors are generally free to repatriate proceeds, profits, dividends, rent, fees, and interest arising from any investment in Malaysia in foreign currency (except for the currency of Israel), subject to any withholding tax, in accordance with the FE Notices. The conversion of ringgit into foreign currency may be freely effected onshore with licensed banks or money-changers with certain limited exceptions.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLATFA”), makes it an offense for any person to engage in or abet the commission of money laundering and terrorist financing, and seeks, among other things, to implement measures for the prevention of money laundering and terrorism financing offences. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of proceeds of unlawful activity commits a money laundering offense under the AMLATFA.

AMLATFA sets out the reporting institution under the First Schedule of the AMLATFA to comply with the further obligations of prevention of money laundering and financing terrorism, which include reporting and recordkeeping duties, such as submitting suspicious transaction reports, implementing a risk-based application, and conducting customer due diligence. Epicsoft Malaysia. is not deemed to be a reporting institution under the AMLATFA.

Regulations in Hong Kong

We conduct business in Hong Kong mainly through the following subsidiaries: (a) Epicsoft Hong Kong, which is primarily engaged in the marketing and retail distribution of video games software, game codes and other related consumer items in Hong Kong; and (b) 2Game, which is primarily engaged in the distribution of video games and related products including digital content such as console game codes. Each of our Hong Kong subsidiaries has obtained a business registration certificate under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) since incorporation and the commencement of its business operations.

Regulations Related to Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong), administered by Business Registration Office, requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable for a fine of HK$5,000 and imprisonment for one year. As of the date of this Report, each of the Hong Kong subsidiaries have obtained and maintains a valid business registration certificate.

Regulations Relating to Trade Description of Products

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) prohibits false descriptions, false, misleading or incomplete information in respect of goods provided in the course of trade and to prohibit certain unfair trade practices. Under the Trade Descriptions Ordinance, it is an offence for a person, in the course of trade or business, to apply a false or misleading trade description to any goods or supply any goods with false or misleading trade descriptions, to forge any trademark or falsely apply any trademark to any goods, or to engage in relation to a consumer in a commercial practice that is a misleading omission, aggressive, bait advertising, a bait and switch, or constitutes wrongly accepting payment for a product.

A person who commits any such offense is subject to, on conviction on indictment, a fine of up to HK$500,000 and imprisonment for five years and, on summary conviction, a fine of HK$100,000 and imprisonment for two years.

Regulations on Labor and Employment

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, among other things, notice of termination of his or her employment contract, payment in lieu of notice, maternity protection in the case of a pregnant employee, sickness allowance, statutory holidays or alternative holidays and paid annual leave.

Under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), employers must participate in a Mandatory Provident Fund (the “MPF”) Scheme for employees employed under the jurisdiction of the EO. Under the MPF Scheme, generally, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000.

Employers are also required to maintain a policy of insurance issued by an insurer for an amount not less than the applicable amount stated in the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) in respect of work-related injuries. According to the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees.

Regulations Related to Anti-competition

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (i) prohibits conduct that prevents, restricts or distorts competition in Hong Kong; (ii) prohibits mergers that substantially lessen competition in Hong Kong; and (iii) provides for incidental and connected matter.

The first conduct rule prohibits anti-competitive agreements, practices and decisions. It provides that an undertaking must not (i) make or give effect to an agreement; (ii) engage in a concerted practice; or (iii) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. Serious anti-competitive conduct includes (i) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (ii) allocating sales, territories, customers or markets for the production or supply of goods or services; (iii) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; and (iv) bid-rigging.

The second conduct rule prohibits the abuse of market power. It provides that an undertaking that has a substantial degree of market power in a market must not abuse such power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. This conduct may in particular, constitute an abuse of such market power if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers. Matters that may be taken into consideration when determining whether an undertaking has a substantial degree of market power in a market include (i) the market share of the undertaking; (ii) the undertaking’s power to make pricing and other decisions; and (iii) any barriers to entry to competitors into the relevant market.

The first conduct rule and the second conduct rule apply to all sectors of the Hong Kong economy. Therefore, the Hong Kong subsidiaries’ business is subject to Competition Ordinance generally.

In the event of contravention of a competition rule, the Competition Tribunal may (i) on application by the Competition Commission, impose pecuniary penalty of any amount it considers appropriate subject to a maximum of 10% of the turnover of the undertaking concerned for each year in which the contravention occurred for each single contravention (if the contravention occurred in more than three years, 10% of the turnover of the undertaking for the three years that saw the highest, second highest and third highest turnover); (ii) on application by the Competition Commission, make an order disqualifying a person from being a director of a company or from otherwise being concerned in the affairs of a company; and (iii) make orders it considers appropriate, including but not limited to prohibiting an entity from making or giving effect to an agreement, requiring modification or termination of an agreement, requiring payment of damages to a person who has suffered loss or damage as a result of the contravention.

Regulations Related to Data Privacy

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes the six data protection principles unless the act or practice, as the case may be, is required or permitted under the PDPO. The six data protection principles are:

(a)	Principle 1 — purpose and manner of collection of personal data;

(b)	Principle 2 — accuracy and duration of retention of personal data;

(c)	Principle 3 — use of personal data;

(d)	Principle 4 — security of personal data;

(e)	Principle 5 — information to be generally available; and

(f)	Principle 6 — access to personal data.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

(i)	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

(ii)	if the data user holds such data, to be supplied with a copy of such data; and

(iii)	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes certain uses, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations on Foreign Investment, Exchange Control and Dividend Distribution

There are no restrictions on foreign investments or foreign ownership applicable to the businesses currently conducted by our Hong Kong subsidiaries. There are also no foreign exchange controls currently in force in Hong Kong, and the Hong Kong dollar is freely convertible into other currencies. Our Hong Kong subsidiaries are not restricted in their ability to pay dividends.

Regulations Related to Hong Kong Taxation

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Withholding Tax on Dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by the Hong Kong subsidiaries in Hong Kong.

Capital Gains and Profit Tax

The Inland Revenue Ordinance provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate at 16.5%, except for the qualifying group entity under the two-tiered profits tax regime. The two-tiered profits tax regime is applicable to years of assessment commencing on or after April 1, 2018, for which the first HK$2,000,000 of assessable profits are taxed at the rate of 8.25% and the remaining assessable profits are taxed at 16.5%. The Inland Revenue Ordinance also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation of capital assets.

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains, unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

The Anti-money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLO”) imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks. Our Hong Kong subsidiaries are not subject to these requirements.

Among other things, the Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (the “OSCO”) empowers officers of the Hong Kong Police Force and the Hong Kong Customs & Excise Department to investigate organized crime and triad activities, and confers jurisdiction on the Hong Kong courts to confiscate the proceeds of organized and serious crimes and to issue restraint orders and charging orders in relation to the property of defendants of specified offenses under the OSCO. The OSCO extends the money laundering offense to cover the proceeds from all indictable offenses.

Among other things, the UN United Nations (Anti-terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (the “UNATMO”) stipulates that it is a criminal offense to (i) provide or collect property (by any means, directly or indirectly) with the intention to, or knowledge that the property will be used to, commit, in whole or in part, one or more terrorist acts; or (ii) make any property or financial (or related) services available, by any means, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate, or collect property or solicit financial (or related) services, by any means, directly or indirectly, for the benefit of a person knowing that, or being reckless as to whether, the person is a terrorist or terrorist associate. The UNATMO also requires a person to disclose his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offense under the UNATMO.

Competition

The market for video game distribution and marketing in Asia is quickly evolving, and competition is intensifying as new competitors enter the market and current competitors expand their product offerings. In order to secure licensing and distribution agreements with AAA game publishers when competing with larger, better financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the distribution agreement, which could adversely affect our margins. Our failure to compete effectively for the distribution right for “hit” game titles could have a material adverse effect on our business, prospects, financial condition or future operating results.

In our video game distribution business, we face competition primarily from other games and interactive entertainment companies, that range in size and cost structures from small, little known local or regional distributors with limited resources to very large with greater financial, marketing, technical and other resources than ours, such as Electronic Arts Inc. and Activision Blizzard, Inc. Small business competitors may be able to offer more cost competitive solutions for video game distributions, due to their lower overhead costs.

In our game publishing business, we face competition from large developer and marketer of interactive entertainment software companies, such as Tencent Games, NetEase Games, Sega and Sony Interactive Entertainment, that have the financial resources to withstand significant price competition, implement extensive advertising campaigns, and utilize their substantially greater resources and economies of scale to develop competing video games and divert sales away from our games offerings.

Competition in the interactive entertainment software industry is based on innovation, features, playability, product quality, brand name recognition, compatibility with popular platforms, access to distribution channels, price, marketing, and customer service. Our business is driven by the number of hit game titles we sell, distribute and publish, which require increasing budgets for development and marketing.

We will continue to compete effectively and strategically grow our business by focusing on (i) our ability to develop original content and new games as well as by continuing to enhance our existing services to keep pace with user preferences and demands, and (ii) expanding our best-selling games portfolio.

Competition in the distribution of computing hardware and IT accessories business in Asia is intense. We will continue to compete with both small business competitors that may be able to offer more cost competitive solutions due to their lower overhead costs, as well as bigger companies with much more resources than we have.

Intellectual Property

Our business depends on the licensing and protection of intellectual property rights of the video games we distribute that are retained by the publishers. We also try to protect our software and production techniques under copyright and trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution.

AV Labs International Pte Ltd has the following registered trademark in Singapore:

Mark	Trademark No.	Registration Date	Expiry Date
	T0319337H	August 22, 2003	August 22, 2033

Martiangear has the following registered trademark in Singapore:

Mark	Trademark No.	Registration Date	Expiry Date
	40202103658T	August 6, 2021	February 15, 2031

TDM has the following three registered trademarks in Singapore:

Mark	Trademark No.	Registration Date	Expiry Date
	40202008815V	November 26, 2020	April 30, 2030

	40201923456S	April 1, 2020	October 25, 2029

40202259168G	September 8, 2023	October 26, 2032

Human Capital

With the addition of Ban Leong, we have a total of 386 full-time employees, consisting of 317 in Asia Pacific, 37 in the Americas (including 33 in Brazil), 28 in Europe, and 4 in the UAE as of August [26], 2025, carrying out the following primary functions:

Media Production	8
Content Development and Publishing	3
Operations	128
Sales and Marketing	168
Finance	37
Management and Administration	42
Total	386

GCL Group seeks to hire and develop employees who are dedicated to our strategic mission. Over the next twelve months, we intend to continue to hire a significant number of additional personnel across a variety of functions including, but not limited to, sales and marketing, research and development, content design and creation, video production, and operations to support of our anticipated growth.

We are committed to maintaining equitable compensation programs including equity participation. We offer market-competitive salaries aimed at attracting and retaining team members capable of making exceptional contributions to our success. Our compensation decisions are guided by the external market, role criticality, and the contributions of each team member.

To date, we have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Facilities

GCL Group’s corporate headquarters are located at 29 Tai Seng Avenue #02-01, Singapore 534119. The term of the lease is through March 31, 2028. Together with six other properties (including our Chairman’s residence which also serves as his office), our leases total over 6,604 square meters in Singapore. As of August 26, 2025, GCL Group also has leased office facilities in Hong Kong, China, Dubai, Japan, Brazil, Thailand and Malaysia, totaling over 4,447 square meters. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, or results of operations.

GCL MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, for purposes of this section, the terms “GCL”, “we,” “us,” or “our,” refer to GCL Global Limited and its subsidiaries prior to the consummation of the Business Combination. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis are set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section of this prospectus titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

GCL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations on its own, we conduct all our operations through our subsidiaries in Singapore, Hong Kong, Malaysia, China, the United Kingdom, Japan, Brazil, and Dubai.

We are a marketer, distributor, publisher and developer of video games and entertainment content sold in Asia, Europe, the U.S. and Latin America. We sell and distribute to retailers and consumers in Asia physical and digital copies of video games through physical retailers, such as Sony PlayStation stores in Japan, as well as online channels in Singapore, Hong Kong, Malaysia, Japan, South Korea, Taiwan, Thailand, Indonesia, the Philippines and other Asian countries. Over 86.8% ,93.3%, and 87.9% of our total consolidated revenue for the years ended March 31, 2025 and 2024 and 2023, respectively, was derived from sale of either games on consoles such as Sony PlayStation, Microsoft Xbox, Nintendo Switch and PCs to retailers, or game codes via electronic delivery to retailers or end-users through email or download. We also have our own production studio and an advertising agency, providing media and content advertising services for small and medium-sized enterprises (the “SMEs”) and government agencies. In September 2022, we formed a subsidiary dedicated to our game publishing business investing in upcoming game titles as either a publisher or a co-publisher for the global market.

We derive revenues from (i) distribution and sale of console games; (ii) game publishing; (iii) media advertising services; and (iv) others. The total revenue increased by $44.5 million, or 45.7% to approximately $142.1 million for the year ended March 31, 2025 from approximately $97.5 million for the same period in 2024. This increase in revenue was primarily attributable to the approximately $32.2 million increased sales from console games and increase of approximately $12.6 million in game publishing revenue. The total revenue increased by $20.1 million, or 25.9%, to approximately $97.5 million for the year ended March 31, 2024 from approximately $77.4 million for the same period in 2023. This increase in revenue was primarily attributable to the approximately $22.9 million increased sales from console games and offset by decrease of approximately $2.7 million in game publishing revenue.

Resale by Selling Shareholders pursuant to this prospectus

This prospectus relates to the resale from time to time of up to 15,105,000 Shares, comprised of (i) up to 14,480,000 ordinary shares by PIPE Investor issuable upon the conversion of the Notes issued pursuant to a securities purchase agreement between the Company and PIPE Investor dated as of May 21, 2025, and (ii) 625,000 ordinary shares by Teng.

For so long as the effective registration statement of which this prospectus forms a part is available for use, the Selling Shareholders can sell under this prospectus an aggregate of up to 15,105,000 Ordinary Shares constituting approximately 10.7% of the issued and outstanding Ordinary Shares (assuming all Notes registered under this registration statement are converted in full at the Floor Price). Given the substantial number of Ordinary Shares being registered for potential resale by the Selling Shareholders pursuant to this prospectus, the sale of shares by the Selling Shareholders, or the perception in the market that the holders of a large number of our Ordinary Shares intend to sell their shares, could increase the volatility of, or result in a significant decline in, the public trading price of the Ordinary Shares. See “Shares Eligible for Future Sales” for more details.

Sales of a substantial number of the Company’s Ordinary Shares in the public market by the Selling Shareholders and/or by our other existing shareholders, or the perception that those sales might occur, could result in a significant decline in the public trading price of the Company’s Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. Because the prices at which the Selling Shareholders acquired the securities that they may sell pursuant to this prospectus may be lower than that of the Company’s public shareholders, the Selling Shareholders may still experience a positive rate of return on the securities that they sell pursuant to this prospectus, and be incentivized to sell such shares, when the Company’s public shareholders may not experience a similar rate of return.

Key Factors that Affect Operating Results

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Distribution arrangements with game publishers and studios to sell “hit” game titles

We derive our revenue primarily from sales to retailers and consumers of console games and game codes and distributing gaming content that are compatible with major gaming consoles and PCs to resellers. We sold 50, 51 and 44 new game titles in addition to back catalog games during the fiscal year ended March 31, 2025, 2024 and 2023, respectively. We have forged multi-year distribution deals with international video game publishers and studios to sell selected game titles within certain territories in Asia. We have sold more than 14.1 million of physical and digital copies of video games during the past three fiscal years. Our success will continue to depend on our ability to obtain the distribution rights for “hit” game titles which can create sequels and incremental revenue opportunities through add-on content and merchandise. The success of the games we distribute also depends, in part, on unpredictable and constantly changing factors beyond our control including consumer preferences and spending habits, competing games and the availability of other entertainment experiences. Our ability to negotiate with resellers and platform partners, and to add sales channels in territories outside of the countries we currently distribute games can determine our continued success in the game distribution business

Growth in the game publishing business and game IP development

4Divinity was formed in 2022 as a Group Subsidiary dedicated to games publishing and game development. As of the date of this Report, GCL Group has either published or co-published a total of twelve game titles, generating publishing revenue from digital sales of games sold on the Steam, Xbox and PlayStation platforms. Our success in growing the game publishing business will depend on our ability to identify global game designing talents, and partner with game developers, publishers, and brand owners to create original content and entertainment properties. To further expand our game titles offerings, we have started extensive planning of a large scale game development project since early 2024. For instance, in December 2024, Nekcom signed a publishing agreement with us appointing 4Divinity as Nekcom’s global publisher and distributor of the upcoming game Showa American Story, excluding certain regions previously licensed to other parties. In the future, we plan to have a large and diversified library of game titles that would come from internally developed game IP. Our success in developing game IP will depend on our ability to raise adequate funding required for the projects.

Risks associated with operating and investing in Asia

We derive a significant portion of revenue from our operations in Asia. With our recent acquisition of Ban Leong, we now have operations in Thailand and expanded operations in Malaysia. Our operations and investments in Asia are subject to various risks related to the economic, political, and social conditions of the countries in which we operate. We intend to continue to develop and expand our business and penetration in the region and outside of Asia.

Recent Development

Business Combination

On February 13, 2025, we consummated the business combination contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated October 18, 2023, as amended on December 1, 2023, December 15, 2023, January 31, 2024, and September 30, 2024. As contemplated by the Merger Agreement, the business combination was effected by the merger of RFAC and GCL and its subsidiaries into wholly owned subsidiaries of the Company.

Convertible Notes

Between September and December 2024, we entered into convertible note (“Convertible Note “) purchase agreements with accredited investors for an aggregate principal amount of $33,025,000. The Convertible Notes were converted into 7,338,887 ordinary shares at the closing of the Business Combination on February 13, 2025, based on a $4.50 per share conversion price. In connection with the conversion, an additional 2,201,665 ordinary shares were issued and placed in escrow for three years as Bonus Shares, subject to release to the investors or cancellation by the Company based on the number of shares held by investors at the end of each of the following three years.

On May 21, 2025, we entered into a Securities Purchase Agreement with an investor for the issuance of a senior unsecured convertible note with an initial principal amount of $2,900,000 issued at a discount for a purchase price of $2,610,000. The note bears interest at 6% per annum, increasing to 18% upon default, and the Company may elect to settle interest payments in cash, ordinary shares, or a combination thereof, subject to specified equity conditions. The note is convertible at the holder’s discretion into our ordinary shares at an initial fixed conversion price of $2.16 per share, subject to customary anti-dilution adjustments. The agreement also provides the investor with the right to purchase up to an additional $42,600,0000 in convertible notes, in specified increments, which may provide additional liquidity if exercised.

Acquisition of additional controlling interest in 2Game

Pursuant to the Share Sale and Purchase Agreement dated March 19, 2025 (the “2Game SPA”) by and among GCL Global SG and the 2Game Sellers, GCL Global SG purchased from the 2Game Sellers 1,000 shares of 2Game (the “Sale Shares”) for $1,200,000, resulting in GCL Global SG currently holding 61% equity interests of 2Game. The 2Game SPA contains certain financial performance targets for 2Game over the next three years starting and including fiscal year 2026. Pursuant to the terms of the 2Game SPA, in the event that 2Game fails to generate at least $70,000,000 of revenue and net profit after tax of at least $2,500,000 during fiscal year 2026, the 2Game Sellers will be required to buy back the Sale Shares for $1,272,000. In the event that the financial targets for fiscal year 2026 are met, GCL Global SG will have the right to require the 2Game Sellers to buy back the Sale Shares for $1,272,000.

OCBC Warrant

In connection with that certain Facility Letter dated as of October 1, 2024, as supplemented by the Supplemental Letter dated as of March 12, 2025 and July 7, 2025 between Epicsoft Asia Pte. Ltd. (the “Borrower”), a wholly-owned subsidiary of the Company, and Oversea-Chinese Banking Corporation Limited (“OCBC”) for a financing of up to SGD5,000,000 (the “Facility Agreement”), the Company issued to OCBC a warrant (the “OCBC Warrant”) to purchase up to 899,281 ordinary shares of the Company (the “Warrant Shares”) at an exercise price of US$4.17 per share (the “Exercise Price”) to meet one of the conditions precedent for the Borrower to draw down funds under the Facility Agreement. The aggregate Exercise Price payable for the total number of Warrant Shares purchasable under the OCBC Warrant shall be US$3,750,000, and shall first be used to repay all principal, interest and other amounts outstanding under the Facility Agreement with the remainder, if any, for the Borrower’s working capital. The OCBC Warrant was issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). On July 29, 2025, the Company and OCBC entered into Amendment No. 1 to the Warrant (the “Amendment”) to clarify their commercial understanding that none of the terms of the OCBC Warrant shall have any legal effect on the Borrower and/or the Company unless and until the entire SGD 5,000,000 has been disbursed to the Borrower by OCBC under the Facility Agreement; and that OCBC will have no claims for penalties, damages and legal remedies of any kind against either the Company or the Borrower for non-performance of any obligations under the OCBC Warrant. The Amendment also provides that, among other things, until the full amount of SGD5,000,000 is disbursed by OCBC to the Borrower pursuant to the Facility Agreement, (i) the OCBC Warrant shall not be capable of exercise of any kind, and shall remain un-exercisable; and (ii) OCBC will have no rights to Piggyback Registration (as defined in the OCBC Warrant). Under the Amendment, the Company will have six months from the date the full amount of SGD5,000,000 is disbursed to file a registration statement for the public resale of all of the Warrant Shares (as defined in the OCBC Warrant). As of the date of this prospectus, no fund has been disbursed under the Facility Agreement.

Acquisition of Ban Leong Technologies Ltd

On April 30, 2025, Epicsoft Asia (the “Offeror”) made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (“Ban Leong”), a Singaporean company listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The Offer became unconditional on May 27, 2025. As the Offeror has received valid acceptances of more than 90% of the total number of issued shares of Ban Leong, the Offeror exercised its right of compulsory acquisition under the Companies Act 1967 of Singapore. As of the date of the prospectus, Ban Leong is a wholly-owned subsidiary of Epicsoft Asia Pte. Ltd. and effective August 26, 2025, Ban Leong was officially delisted from the SGX-ST. Cash consideration of the Offer was financed through a combination of an approximately $38.7 million secured term loan facility provided by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “HSBC term loan facility”) and approximately $10.0 million cash on hand from the Company. The HSBC term loan facility is secured by all assets of GCL Global Pte Ltd, has a five-year term, bears a floating interest rate ranging between 2.5% and 7.5%, and requires quarterly repayments, with the final installment due in July 2030. See “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION,” “Ban Leong Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ban Leong’s audited financial statements and notes thereto, presented in accordance with U.S. GAAP, which are included elsewhere in this prospectus. Ban Leong’s historical results are not necessarily indicative of future results.

Key Operating Metric

Our management regularly reviews the operating metric to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metric we consider, and our results for the years ended March 31, 2025, 2024 and 2023, are set forth in the tables below:

Number of game copies sold in physical form and digital form:

	For the Years Ended March 31,
	2025	%	2024	%	Change	Change %
Physical copies sold	1,832,740	28.2%	1,234,149	24.6%	598,591	48.5%
Digital copies sold	4,656,893	71.8%	3,787,922	75.4%	868,971	22.9%
Total copies sold	6,489,633	100.0%	5,022,071	100.0%	1,467,562	29.2%

	For the Years Ended March 31,
	2024	%	2023	%	Change	Change %
Physical copies sold	1,234,149	24.6%	1,006,162	37.9%	227,987	22.7%
Digital copies sold	3,787,922	75.4%	1,647,361	62.1%	2,140,561	129.9%
Total copies sold	5,022,071	100.0%	2,653,523	100.0%	2,368,548	89.3%

We experienced substantial growth in the number of digital copies sold. Approximately 4.7 million of digital copies were sold for year ended March 31, 2025, compared to approximately 3.8 million and 1.6 million digital copies sold for the same period in 2024 and 2023, respectively, representing an increase of 22.9% and 129.9% for the year ended March 31, 2025, and 2024, respectively. Meanwhile, the number of physical copies sold increased by 48.5% and 22.7% for the year ended March 31, 2025, and 2024, respectively. These changes highlight our effective adaptation to consumer preferences for digital formats, reflecting broader industry trends towards convenient, direct access to gaming content and an increasing environmental consciousness. Our strategic focus on enhancing digital distribution channels has successfully positioned us well for sustained growth in the digital marketplace.

Results of Operations

Comparison of the Years Ended March 31, 2025 and 2024

	For the Years Ended March 31,
	2025	2024	Change	Percentage Change
Revenues	$142,072,586	$97,534,701	$44,537,885	45.7%
Cost of revenues	120,829,225	84,216,243	(36,612,982)	43.5%
Gross profit	21,243,361	13,318,458	7,924,903	59.5%
Selling and marketing	2,568,702	2,602,892	(34,190)	(1.3)%
General and administrative	15,438,447	13,109,638	2,328,809	17.8%
Income (loss) from operations	3,236,212	(2,394,072)	5,630,284	(235.2)%
Other income, net	2,941,881	486,407	2,455,474	504.8%
Income tax expense	1,128,672	53,291	1,075,381	2017.9%
Net income (loss)	$5,049,421	$(1,960,956)	$7,010,377	(357.5)%

Revenues

Our revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2025	%	2024	%	USD	%
Console game	$123,263,543	86.8%	$91,018,804	93.3%	$32,244,739	35.4%
Game publishing	16,029,523	11.2%	3,431,680	3.5%	12,597,843	367.1%
Media advertising services	2,238,364	1.6%	2,716,089	2.8%	(477,725)	(17.6)%
Others	541,156	0.4%	368,128	0.4%	173,028	47.0%
Total revenues	$142,072,586	100.0%	$97,534,701	100.0%	$44,537,885	45.7%

Our revenues are mainly derived from sale of console games, game publishing, and media advertising service. The total revenue increased by approximately $44.5 million, or 45.7%, to approximately $142.1 million for the year ended March 31, 2025 from approximately $97.5 million for the same period in 2024. The increase was mainly attributed to the following:

Sale of Console Game

Our revenue from sale of console games increased by approximately $32.2 million, or 35.4%, to approximately $123.3 million for the year ended March 31, 2025 from approximately $91.0 million for the year ended March 31, 2024. The increase was primarily attributable to increase in revenue from sales of console game codes of approximately $34.6 million, representing an 65.8% increase in revenue from sales of console game codes. The reason for the increase in revenue from sales of console game codes was that we experienced higher demand for game downloads from online stores, allowing us to sell 4,656,893 copies of game codes for the year ended March 31, 2025, compared to 3,787,922 copies for the same period in 2024. The increase was offset by decrease in revenue from sales of physical console game of approximately $2.3 million, representing a 6.1% decrease in revenue from sales of physical console game primarily due to shifting consumer preferences toward digital downloads over physical discs.

Game Publishing

Revenue from game publishing was generated from collaboration with third party game developers and obtaining exclusive publishing right in distributing the console game codes though third parties’ storefronts, such as Sony’s PlayStation Network and Valve’s Steam. For the year ended March 31, 2025, we published four new game titles in addition to two game titles published during the year ended March 31, 2024 in above-mentioned store fronts, and generated approximately $16.0 million of revenue from game publishing.

The 367.1% increase in revenue from game publishing was primarily due to the increase in revenue generated from the new game title, Black Myth: Wukong, which was initially published during the fiscal year ended March 31, 2025. Black Myth: Wukong generated approximately $11.2 million in game publishing revenue during the year ended March 31, 2025, reflecting strong market demand following its initial launch.

Media advertising Service

Revenue from media advertising services consisted of video marketing campaign service and social media advertising service. Our revenue from advertising services decreased approximately $0.5 million, or 17.6%, to approximately $2.2 million for the year ended March 31, 2025 from approximately $2.7 million for the same period of 2024. The decrease was driven partially by a decrease in revenue from social media advertising service for approximately $0.2 million due to reduced earnings from our YouTube channel, which is highly dependent on video views. It was also caused by a decreased revenue from video marketing campaign services of approximately $0.3 million due to fewer service contracts entered when compared to the same period in 2024.

Other revenue

Other revenue comprised of sales of fashion jewelry through our online e-commerce platform. For the year ended March 31, 2025, this revenue amounted to approximately $0.5 million. We anticipate that this source of revenue will continue to remain insignificant to our overall operations.

Cost of Revenues

Our cost of revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2025	%	2024	%	USD	%
Console game	$108,588,100	89.9%	$80,340,157	95.4%	$28,247,943	35.2%
Game publishing	11,110,156	9.2%	2,350,855	2.8%	8,759,301	372.6%
Advertising services	956,391	0.8%	1,389,562	1.6%	(433,171)	(31.2)%
Others	174,578	0.1%	135,669	0.2%	38,909	28.7%
Total Cost of revenues	$120,829,225	100.0%	$84,216,243	100.0%	$36,612,982	43.5%

Cost of revenue increased by approximately $36.6 million, or 43.5%, to approximately $120.8 million for the year ended March 31, 2025 from approximately $84.2 million for the same period in 2024. The increase in cost of revenues was attributed to the following:

Cost of revenue from console games increased by approximately $28.2 million, or 35.2%, to approximately $108.6 million for the year ended March 31, 2025 from approximately $80.3 million for the same period in 2024. The increase was in line with increase in revenue from console games.

Cost of revenue from game publishing increased by approximately $8.8 million, or 372.6%, to approximately $11.1 million for the year ended March 31, 2025 from approximately $2.4 million for the same period in 2024. The increased cost of game publishing was in line with the increase of revenue from game publishing.

Cost of revenue from media advertising services decreased approximately $0.4 million or 31.2%, to approximately $1.0 million for the year ended March 31, 2025 from approximately $1.4 million for the same period in 2024. The decrease was attributable to decrease in the cost of revenue from social media advertising service by $0.2 million as we incurred less video production costs related to creating video content published on our YouTube Channel. The decrease in the cost of revenue from media advertising was attributable to the decreased cost of revenue from video marketing campaign production by approximately $0.3 million as we incurred lower labor cost.

Gross Profit

Our gross profit from our major revenue categories is summarized as follows:

	For the Years Ended March 31,
	2025	2024	Change (USD)	Change (%)
Console Game
Gross profit margin	$14,675,445	$10,678,647	$3,996,798
Gross profit percentage	11.9%	11.7%	0.2%	37.4%
Game Publishing
Gross profit margin	$4,919,367	$1,080,825	$3,838,543
Gross profit percentage	30.7%	31.5%	(0.8)%	355.1%
Advertising Service
Gross profit margin	$1,281,973	$1,326,527	$(44,554)
Gross profit percentage	57.3%	48.8%	8.4%	(3.4)%
Others
Gross profit margin	$366,578	$232,459	$134,117
Gross profit percentage	67.7%	63.1%	4.6%	57.7%
Total
Gross profit	$21,243,361	$13,318,458	$7,924,903
Gross profit margin	15.0%	13.7%	1.3%	59.5%

Our gross profit increased by approximately $7.9 million, or 59.5%, to approximately $21.2 million for the year ended March 31, 2025 from approximately $13.3 million for the same period in 2024. The increase was primarily attributable to increased gross profit from console games and game publishing by approximately $4.0 million and $3.8 million, respectively. These increases are consistent with the corresponding growth in revenue from console games and game publishing.

For the year ended March 31, 2025, our overall gross margin increased slightly to 15.0% from 13.7% for the year ended March 31, 2024, primarily reflecting our ability to maintain stable pricing and cost structure across our major segments, including console game and game publishing.

Operating Expenses

Total operating expenses increased by approximately $2.3 million, or 16.5%, to approximately $18.0 million for the year ended March 31, 2025 from approximately $15.7 million for the year ended March 31, 2024. The increase was mainly attributed to the following:

Approximately $34,000, or 1.3%, decrease in selling expense was mainly attributed to a reduction of approximately $642,000 in sales commissions and salaries as part of our efforts to improve operating efficiency in sales activities, offset by an increase of approximately $608,000 in advertising and marketing expenses as we increase spending in promoting our brand and products.

Approximately $2.3 million, or 17.8%, increase in general and administrative expense was mainly attributed to increase of approximately $2.6 million increase in salary expenses, travel expense, depreciation expense, software development expense, and other office related expense due to our current business expansion, approximately $1.3 million increase professional fee, primarily due to costs incurred in connection with the completion of the merger with RFAC offset by approximately $1.1 million decrease in director fee.

Other income, net

For the year ended March 31, 2025 and 2024, we have other income, net amounted to approximately $2.9 million and $0.5 million, respectively, representing an increase of approximately $2.4 million or 504.8%. The increase was attributable to recognition of approximately $4.9 million gain from change in fair value of convertible notes and derivative liabilities, while offset by approximately $0.4 million decrease in other income, net, which was primarily due to the decrease of marketing revenue recognized from our vendor who compensated our marketing expense incurred from prior period, approximately $1.8 million increase in interest expense due to increased debt financing in current period and approximately $1.6 million of finance cost related to debt issuance cost from issuance of the convertible notes, and approximately $0.3 million increase in loss from change in fair value of consideration payable related to 2Game acquisition from prior period.

Income taxes expense

Our income tax expense increased by approximately $1.1 million, or 2017.9%, to approximately $1.1 million for the year ended March 31, 2025, compared to approximately $53,000 for the same period in 2024. This increase was primarily attributable to (i) an increase of approximately $0.6 million in current income tax expense resulting from higher taxable income in the current period, and (ii) a decrease of approximately $0.4 million in deferred income tax benefit due to the utilization of previously recognized deferred tax assets against current taxable income.

Net Income (Loss)

We incurred a net income of approximately $5.0 million for the year ended March 31, 2025, while we have a net loss of approximately $2.0 million for the same period in 2024, representing a change of approximately $7.0 million, or 357.5%. Such change mainly was a direct outcome of the reasons discussed above.

Results of Operations

Comparison of The Years Ended March 31, 2024 and 2023

	For the Years Ended March 31,
	2024	2023	Change	Percentage Change
Revenues	$97,534,701	$77,444,155	$20,090,546	25.9%
Cost of revenues	$84,216,243	$63,598,608	$20,617,635	32.4%
Gross profit	$13,318,458	$13,845,547	$(527,089)	(3.8)%
Selling and marketing	$2,602,892	$2,689,213	$(86,321)	(3.2)%
General and administrative	$13,109,638	$7,555,613	$5,554,025	73.5%
(Loss) income from operations	$(2,394,072)	$3,600,721	$(5,994,793)	(166.5)%
Other expense, net	$486,407	$(839,909)	$1,326,316	(157.9)%
Income tax expense	$53,291	$620,142	$(566,851)	(91.4)%
Net (Loss) income	$(1,907,665)	$2,140,670	$(4,101,626)	(191.6)%

Revenues

Our revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2024	%	2023	%	USD	%
Console game	$91,018,804	93.3%	$68,075,142	87.9%	$22,943,662	33.7%
Game publishing	3,431,680	3.5%	6,103,312	7.9%	(2,671,632)	(43.8)%
Media advertising services	2,716,089	2.8%	3,265,701	4.2%	(549,612)	(16.8)%
Other	368,128	0.4%	—	—%	368,128	100.0%
Total revenues	$97,534,701	100.0%	$77,444,155	100.0%	$20,090,546	25.9%

Our revenues are mainly derived from sale of console games, game publishing, and media advertising service. The total revenue increased by approximately $20.1 million, or 25.9%, to approximately $97.5 million for the year ended March 31, 2024 from approximately $77.4 million for the same period in 2023. The increase was mainly attributable to the following:

Sale of Console Game

Our revenue from sale of console games increased by $22.9 million, or 33.7%, to approximately $91.0 million for the year ended March 31, 2024 from approximately $68.1 million for the year ended March 31, 2023. The increase was primarily attributable to increase in revenue from sales of console game codes of approximately $24.0 million, representing an 84.0% increase in revenue from sales of console game codes. The increase of revenue from sales of console game codes was that we experienced higher demand for game downloads from online stores, allowing us to sell 3,787,922 copies of game codes for the year ended March 31, 2024, compared with 1,647,361 copies for the same period in 2023.

Game Publishing

Revenue from game publishing was generated from a newly adopted business model from the second half of the fiscal year ended March 31, 2023. We collaborate with third party game developers and obtain exclusive publishing right in distributing the console game codes though third parties’ storefronts, such as Sony’s PlayStation Network and Valve’s Steam. For the year ended March 31, 2024, we published two new game titles in addition to two game titles published during the year ended March 31, 2023 in above mentioned store front, and generated revenue from game publishing for approximately $3.4 million, when compared to two game titles published of approximately $6.1 million of generated revenue for the year ended March 31, 2023.

The 43.8% decrease in revenue from game publishing was primarily due to the decline in revenue generated from the game title, Atomic Heart, which was initially published during the fiscal year ended March 31, 2023. Atomic Heart generated approximately $6.1 million in game publishing revenue during the year ended March 31, 2023, compared to approximately $3.3 million for the same period in 2024, as sales typically peak shortly after a game’s release due to initial excitement and high demand, then decline over time as the market becomes saturated and player interest wanes.

Media advertising Service

Revenue from media advertising services consisted of video marketing campaign service and social media advertising service. Our revenue from advertising services decreased approximately $0.6 million, or 16.8%, to approximately $2.7 million for the year ended March 31, 2024 from approximately $3.3 million for the same period of 2023. The decrease was driven partially by a decrease in revenue from social media advertising service for approximately $0.2 million due to reduced earnings from our YouTube channel, which is highly dependent on video views. It was also caused by a decreased revenue from video marketing campaign services of approximately $0.4 million due to fewer service contracts entered when compared to the same period in 2023.

Other revenue

Other revenue comprised sales of fashion jewelry through our online e-commerce platform. For the year ended March 31, 2024, this revenue amounted to approximately $0.4 million. Going forward into 2025 and beyond, we anticipate that this source of revenue will continue to remain insignificant to our overall operations.

Cost of Revenues

Our cost of revenues from our revenue categories are summarized as follows:

	For the Years Ended March 31,				Change	Change
	2024	%	2023	%	USD	%
Console game	$80,340,157	95.4%	$58,005,203	91.2%	$22,334,954	38.5%
Game publishing	2,350,855	2.8%	4,056,790	6.4%	(1,705,935)	(42.1)%
Advertising services	1,389,562	1.6%	1,536,615	2.4%	(147,053)	(9.6)%
Others	135,669	0.2%	—	—%	135,669	100.0%
Total Cost of revenues	$84,216,243	100.0%	$63,598,608	100.0%	$20,617,635	32.4%

Cost of revenue increased by approximately $20.6 million, or 32.4%, to approximately $84.2 million for the year ended March 31, 2024 from approximately $63.6 million for the same period in 2023. The increase in cost of revenues was attributable to the following:

Cost of revenue from console games increased by approximately $22.3 million, or 38.5%, to approximately $80.3 million for the year ended March 31, 2024 from approximately $58.1 million for the same period in 2023. The increase was primarily driven by increase of revenue from console games as more units (both compact discs and console game codes) were sold during year ended March 31, 2024. Additionally, the increase was attributable to higher purchasing costs, which were influenced by price increases from our vendors.

Cost of revenue from game publishing decreased by approximately $1.7 million, or 42.1%, to approximately $2.4 million for the year ended March 31, 2024 from approximately $4.1 million for the same period in 2023. This decrease was primarily driven by a reduction in development fees, which corresponded to the overall decline in game publishing revenue of approximately $2.7 million, or 43.8%. As the Company remits a development fee based on a percentage of revenue generated from the gaming platform, the reduction in revenue directly resulted in lower development fees owed to the developer.

Cost of revenue from media advertising decreased approximately $0.1 million or 9.6%, to approximately $1.4 million for the year ended March 31, 2024 from approximately $1.5 million for the same period in 2023. The decrease was attributable to decrease in the cost of revenue from social media advertising service by $0.2 million as we incurred less video production cost related to creating video content published on our YouTube Channel. The decrease in the cost of revenue from media advertising was offset by increased cost of revenue from video marketing campaign production by approximately $0.1 million as we incurred higher labor cost.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Years Ended March 31,
	2024	2023	Change (USD)	Change (%)
Console Game
Gross profit margin	$10,678,647	$10,069,939	$608,708
Gross profit percentage	11.7%	14.8%	(3.1)%	6.0%
Game Publishing
Gross profit margin	$1,080,825	$2,046,522	$(965,697)
Gross profit percentage	31.5%	33.5%	(2.0)%	(47.2)%
Advertising Service
Gross profit margin	$1,326,527	$1,729,086	$(402,559)
Gross profit percentage	48.8%	52.9%	(4.1)%	(23.3)%
Others
Gross profit margin	$232,459	$—	$232,459
Gross profit percentage	63.1%	—%	63.1%	100.0%
Total
Gross profit	$13,318,458	$13,845,547	$(527,089)
Gross profit margin	13.7%	17.9%	(4.2)%	(3.8)%

Our gross profit decreased by approximately $0.5 million, or 3.8%, to approximately $13.3 million for the year ended March 31, 2024 from approximately $13.8 million for the same period in 2023. The decrease in profit was primarily attributable to decreased gross profit from game publishing by approximately $1.0 million and decreased gross profit from advertising services by approximately $0.4 million for the year ended March 31, 2024. The decrease in gross profit then was offset by an increased gross profit from sale of console game by approximately $0.6 million and increased gross profit from others by approximately $0.2 million for the year ended March 31, 2024.

For the years ended March 31, 2024 and 2023, our overall gross margin decreased from 17.9% to 13.7%. The 4.2 % decrease was attributable to (1) 3.1% decreased in gross margin from sales of console game as we experienced higher cost in purchasing console game for resale due to price increase from our vendor, (2) 2.0% decrease in gross profit margin from game publishing due to certain games requiring a higher percentage of revenue to be distributed to developers as part of their development fee structure, and (3) 4.1% decrease in the gross profit margin from advertising services due to less revenue from video marketing campaign services and less advertising income from social media.

Operating Expenses

Total operating expenses increased by approximately $5.5 million, or 53.4%, to approximately $15.7 for the year ended March 31, 2024 from approximately $10.2 million for the year ended March 31, 2023. The increase was mainly attributable to the following:

Approximately $0.1 million, or 3.2%, decrease in selling expense was mainly attributable to approximately $0.6 million decrease in advertising and marketing expense as we received more compensation from our vendors related to qualify reimbursable expense during the year ended March 31, 2024, offset by $0.5 million increase in in sales commission and salary to sales department employees due to expansion of our business.

Approximately $5.6 million, or 73.5%, increase in general and administrative expense was mainly attributable to increase of approximately $1.5 million in director fee to compensate our director for service performed, approximately $2.2 million increase in salary expenses, entertainment expenses, website maintenance expense, rent expense and other miscellaneous expenses due to our current business expansion, approximately $1.0 million increase in other professional fee as we were preparing to become a listed public company in the United States, approximately $0.7 million increase in amortization expense from intangible asset as we acquired additional intangible assets from business combination, and approximately $0.2 million increase in bad debt expense as we made additional allowance for credit loss against long aging accounts receivable.

Other expense, net

For the year ended March 31, 2024, we have other income, net amounted to approximately $0.5 million, while for the year ended March 31, 2023, we have other expense, net amounted to approximately $0.8 million, representing a net change of approximately $1.3 million or 157.9%. Such change was attributable to recognition of approximately $1.0 million increase in other income, net, which was primarily due to the $1.2 million received from our vendor who compensated our loss in prior period, approximately $0.7 million decrease in change in fair value of consideration payable related to our acquisition of 2Game, offset by approximately $0.3 million increased interest expense which was due to higher interest rate on loans acquired during the year ended March 31, 2024 compared to the same period in 2023.

Provision for income tax

Our provision for income tax decreased by approximately $0.6 million, or 91.4%, to approximately $53,000 income tax provision for the year ended March 31, 2024 from approximately $0.6 million for the same period in 2023. This decrease was primarily due to an increase of approximately $0.4 million in deferred tax benefits resulting from the recognition of additional deferred tax asset from net operating loss (“NOL”) of our Singapore subsidiaries for the year ended March 31, 2024, as we expected to utilize the NOL against our taxable income in the future and approximately $0.2 million decrease in current income tax as we had less taxable income for the year ended March 31, 2024. In addition, the decrease of our provision for income tax were attributable to (1) 14.0% decrease of effective rate from tax rate difference outside Singapore which was mainly due to NOL from GCL BVI and GCL Global with total amount of approximately $1.5 million. Since GCL BVI and GCL Global were established in British Virgin Island and Cayman Island, respectively, they do not subject to income tax due to local laws, and (2) 4.2% decrease of effective rate from loss from foreign exchange transaction which is non-deductible from our Hong Kong subsidiaries. Given that we expect GCL BVI and GCL Global to continue incurring significant transaction costs related to the Business Combination with RFAC, we anticipate that the recent decrease in our provision for income tax to be indicative a trend in our future effective tax rates.

Net (Loss) Income

We incurred a net loss of approximately $2.0 million for the year ended March 31, 2024, while we have a net income of approximately $2.1 million for the same period in 2023, representing a change of approximately $4.1 million, or 191.6%. Such change was mainly as a direct result of the reasons discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses, and capital expenditure obligations.

Despite an income from operation of approximately $1.6 million for the year ended March 31, 2025, we have cash outflow from our operating activities of approximately $10.3 million while our retained earnings and working capital were approximately $17.5 million and $9.7 million, respectively, as of March 31, 2025. To support our business operation for the next twelve months, we had cash and cash equivalents, and restricted cash amounted to approximately $21.3 million as of March 31, 2025, and accounts receivable, net amounted to approximately $25.8 million which is short-term in nature that we expect to collect within our normal business cycle. Meanwhile, we also utilized debt financing in the form of short- term, convertible note, or long-term borrowings from banking facilities, and accredited investors to finance the working capital requirements of the Company. As of March 31, 2025, we have utilized short-term and long-term borrowings from banking facilities amounted to approximately $10.5 million and $1.4 million, respectively. Between September and December 2024, we issued convertible notes with an aggregate principal amount of $33.0 million, which were fully converted into equity on February 13, 2025 upon completion of the Business Combination.

On May 21, 2025, we entered into a Securities Purchase Agreement with an investor for the issuance of approximately $2.9 million senior unsecured convertible note, issued at a discount for gross proceeds of approximately $2.6 million. The agreement also provides the investor with the right to purchase up to an additional $42.6 million in convertible notes in specified increments, which may provide additional liquidity if exercised.

Our future operations are highly dependent on a combination of factors, including but not necessarily limited to changes in the demand for our products or services, local government policy, economic conditions, and competition in the gaming industries. However, based on the above considerations, our management is of the opinion that it has sufficient funds to meet our working capital requirements and current liabilities as they become due one year from the date of issuance of these financial statements are issued.

The following summarizes the key components of our cash flows for the year ended March 31, 2025, 2024, and 2023.

	For the Years Ended March 31,
	2025	2024	2023

Net cash (used in) provided by operating activities	$(10,308,634)	$1,316,296	$(4,365,870)
Net cash used in investing activities	(6,342,398)	(780,624)	(615,528)
Net cash provided by financing activities	33,557,446	135,236	4,359,210
Effect of exchange rate changes	138,564	(168,777)	(27,696)
Net change in cash, cash equivalents, and restricted cash	$17,044,978	$502,131	$(649,884)

Operating activities

Net cash used in operating activities was approximately $10.3 million for the year ended March 31, 2025. The net cash used in operating activities was primarily attributable to (i) approximately $6.6 million increase in accounts receivable, as a result of increase in our revenue, (ii) approximately $7.5 million increase in indefinite-lived intangible assets as we as we maintain more console game code for resale, (iii) approximately $1.1 million increase in other receivables and other current assets due to payment of advertising fees on behalf of a vendor and other prepaid expenses such as D&O insurance, (iv) approximately $0.9 million decrease of operating lease liabilities as we remit timely payment in accordance with lease contract during the period, (v) approximately $1.0 million increase in inventories, as we maintained more inventories for resale due to demand of our products, (vi) approximately $3.6 million increase in prepayment to our vendors and related party as we made more advance payments to vendors to secure our purchases approximately, (vii) approximately $11.9 million decrease in other payables and accrued liabilities as make timely payments for accrued expense, (viii) approximately $2.0 million decrease in account payable, a related party, as we made timely payment to related party for purchasing, and (ix) approximately $4.7 million non-cash item of recovery from credit loss, deferred tax benefit, and change in fair value of convertible notes and derivative liabilities, offset by (A) net income of approximately $5.0 million, (B) approximately $2.9 million of non-cash items such as deprecation of property and equipment, amortization of intangible assets, amortization of right of use assets, and change in fair value of acquisition payable, (C) approximately $21.0 million increase in accounts payable, as our third party granted us credit terms to allow us additional liquidity and flexibility in managing short-term cash flow needs

Net cash provided by operating activities was approximately $1.3 million for the year ended March 31, 2024. The net cash provided by operating activities was primarily attributable to (i) approximately $3.2 million in non-cash items which included depreciation expense, amortization expense, provision for credit loss, loss from disposal of properties and equipment, and change in fair value of contingent consideration for acquisition, (ii) approximately $3.7 million decrease in indefinite-lived intangible assets as a result of increased revenue from sales for console game code, (iii) approximately $1.0 million increase in accounts payable including related party as we increase our purchase on account to meet with the demand of our product, (iv) approximately $2.5 million increase in other payable and accrued liabilities as we incurred more accrued expense related to our operations, and (v) approximately $0.3 million decrease in other receivable to other current asset as more prepaid expense and prepaid income tax were utilized in current period, and we collect more balance due from vendor for marketing expense paid on behalf from prior period, offset by (A) approximately $2.0 million net loss, (B) approximately $0.7 million increases in deferred tax benefit as we have more net operating loss that can be utilized for offset taxable income, (C) approximately $0.7 million increase in accounts receivable as a result of increase in our revenue, (D) approximately $1.6 million increase in inventories as we maintain higher inventory level to meet with the demand, (E) approximately $3.4 million increase in prepayment to our vendors as we made more advance payments to vendors to secure our purchases, and (F) approximately $0.8 million decrease in operating lease liability as we remit timely payment in accordance with lease contract during the period.

Net cash used in operating activities was approximately $4.4 million for the year ended March 31, 2023. The net cash used in operating activities was primarily attributable to (i) approximately $8.5 million increase in accounts receivable, as a result of increase in our revenue, (ii) approximately $7.9 million increase in indefinite-lived intangible assets as we as we maintain more console game code for resale, (iii) approximately $0.6 million increase in receivables and other current assets due to payment of advertising fees on behalf of a vendor, (iv) approximately $0.7 million decrease of operating lease liabilities as we remit timely payment in accordance with lease contract during the period, (v) approximately $0.4 million increase in inventories, as we maintained more inventories for resale due to demand of our products, and (vi) approximately $0.3 million non-cash item of deferred tax benefit, offset by (A) net income of approximately $2.1 million, (B) approximately $3.1 million of non-cash items such as deprecation of property and equipment, amortization of intangible assets, amortization of right of use assets, provision for doubtful accounts, change in fair value of acquisition payable and impairment of the inventories, (C) approximately $22.1 million increase in accounts payable, as our third party and related party vendors granted us credit terms to allow us additional time to pay for our purchases, (D)  approximately $0.5 million increase in tax payables as we incurred more taxable income subject to income tax, and (E) approximately $0.3 million increase in contract liabilities, as we collected more deposit from our customer in advance for future sales.

Investing activities

Net cash used in investing activities was approximately $6.3 million for the year ended March 31, 2025 and was attributable to approximately $0.2 million in cash used in purchase of equipment, approximately $0.4 million payment related to achievement of tranche 3 of the contingent consideration in connection with the 2Game acquisition, approximately $0.4 million loan to third party and approximately $5.4 million cash payment in connection with investment in Nekcom Inc.

Net cash used in investing activities was approximately $0.8 million for the year ended March 31, 2024 and was attributable to approximately $0.3 in cash used in purchase of equipment and approximately $0.5 million payment related to achievement of tranche 3 of contingent consideration in connection with the 2Game acquisition.

Net cash used in investing activities was approximately $0.6 million for the year ended March 31, 2023 and was attributable to approximately $0.5 million in purchase of equipment and approximately $71,000 in purchase of long-term investment.

Financing activities

Net cash provided by financing activities was approximately $33.6 million for the year ended March 31, 2025 and was primarily attributable to (i) approximately $31.7 million proceed received from bank loans; (ii) approximately $33.0 million proceeds from convertible notes, and (iii) approximately $0.6 million proceed received from reverse recapitalization; offset by (A) approximately $28.8 million bank loans repayments; (B) approximately $0.7 million in payments for deferred merger costs, (C) approximately $1.6 million repayments to related parties loan, (D) approximately $63,000 of principle payments for finance lease, and (E) approximately $0.6 million cash payment in connection of acquiring additional controlling interest in 2game.

Net cash provided by financing activities was approximately $0.1 million for the year ended March 31, 2024 and was primarily attributable to (i) approximately $24.2 million proceed received from bank loans; (ii) approximately $4.0 million repayment from related parties; offset by (A) approximately $25.4 million bank loans repayments; (B) approximately $0.9 million in payments for deferred merger costs, (C) approximately $1.4 million advance to related parties, (D) approximately $0.2 million in principle payments, and (E) approximately $0.2 million payment to a shareholder as redemption of ordinary share.

Net cash provided by financing activities was approximately $4.4 million for the year ended March 31, 2023 and was primarily attributable to approximately $8.8 million proceed from bank loans offset by repayment of approximately $2.5 million of bank loans, and approximately $2.0 million interest free advance to related parties.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the years ended March 31, 2025, 2024 and 2023, we did not record any accruals for loss contingencies.

The following table summarizes our contractual obligations as of March 31, 2025:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Bank loans, current maturities	$10,500,085	$10,500,085	$—	$—	$—
Bank loan, non-current	1,421,139	—	1,421,139	—	—
Amount due to related parties, current	683,338	683,338	—	—	—
Operating lease obligations	487,119	376,751	110,368	—	—
Financing lease obligations	249,134	84,528	117,776	46,830	—
Total	$13,340,815	$11,644,702	$1,649,283	$46,830	$—

Commitment in publishing agreement

On December 18, 2024, we, through our subsidiary 4Divinity SG, entered into a Publishing Agreement with NEKCOM Private Limited and its PRC affiliate (collectively, “NEKCOM”), pursuant to which 4Divinity SG was appointed as the global publisher and distributor of the video game SHOWA American Story (the “Licensed Game”) for all platforms and territories, excluding certain regions previously licensed to other parties. Under the terms of the agreement, 4Divinity SG committed to a fully recoupable minimum sales guarantee of $5,000,000, payable in tranches as defined in the agreement. In addition, 4Divinity SG agreed to furnish a non-recoupable marketing budget of $5,000,000, which will be used to support global marketing efforts for the Licensed Game. As of March 31, 2025, we had paid $3,000,000 of the minimum sales guarantee, with the remaining amount paid on April 17, 2025.

Capital Expenditures

For the years ended March 31, 2025, 2024 and 2023, we purchased approximately $0.2 million, $0.3 million, and $0.5 million, respectively, of equipment mainly for the use in our business daily operation.

Non-GAAP Performance Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures for our consolidated results: EBITDA which represents net income (loss) before interest expense, provision for income taxes, depreciation and amortization expenses. We believe that EBITDA helps understand and evaluate our core operating performance.

EBITDA does not represent net income, as that term is defined under GAAP, and should not be considered as an alternative to net income (loss) as an indicator of our operating performance. Additionally, EBITDA is not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. In light of the foregoing limitations, you should not consider EBITDA as substitutes for, or superior to, net income (loss) prepared in accordance with U.S. GAAP. We encourage our shareholders and investors and others to review its financial information in its entirety and not rely on any single financial measure.

EBITDA is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As EBITDA has material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

	For the years ended March 31,
	2025	2024	2023
	US$	US$	US$
Net income / (loss)	5,049,421	(1,960,956)	2,140,670
Interest expense, net	2,255,934	507,803	191,154
Provision for income taxes	1,128,672	53,291	620,142
Depreciation and amortization expenses	2,369,036	2,371,718	1,507,671
EBITDA	10,803,063	971,856	4,459,637

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Research and Development, Patents and Licenses, etc.

See “Business—Intellectual Property.”

Trend Information

Other than as disclosed elsewhere in this prospectus and below, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

Financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Certain accounting estimates are particularly sensitive because of our significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe that the following accounting estimates are critical to our business operations and understanding our consolidated financial results.

Contingent consideration for acquisitions

We determined that the contingent consideration related to the 2Game acquisition should be classified as a liability, as we are obligated to settle the arrangement in cash or shares upon 2Game’s achievement of certain performance milestones. In accordance with ASC 815-40, Derivatives and Hedging, we initially recognized the contingent consideration at fair value and remeasure it at each reporting date. We continue to adjust the carrying amount until the contingency is resolved. Any changes in fair value are recognized as a gain or loss in our consolidated statements of operations and comprehensive income (loss).

Contingent consideration for acquisition was valued at the time of acquisitions and March 31, 2025, using unobservable inputs and the undiscounted cash flow methodology. The determination of the fair value is based on discounted cash flows, the key assumptions take into consideration the probability of meeting each performance target and the discount factor. As of the acquisition date of 2Game, the fair value of the contingent consideration for acquisition was determined to be approximately $3.4 million.

Subsequently, the change of fair value of the contingent consideration for acquisition was amounted to a loss of approximately $0.5 million, $0.3 million and $0.9 million for the year ended March 31, 2025, 2024 and 2023, respectively. As of March 31, 2025 and 2024, the contingent consideration for acquisition amounted to approximately $1.1 million and $3.7 million, respectively.

Convertible notes and derivative liabilities

We determined that the convertible notes issued in connection with the Business Combination contained multiple embedded features, including conversion rights and a Top-Up Share provision. Because our ordinary shares were not publicly traded at the time of issuance, the embedded features did not meet the net settlement criterion under ASC 815. As such, we accounted for the entire instrument as a hybrid financial instrument measured at fair value, with changes in fair value recognized in our consolidated statements of operations and comprehensive income (loss) until conversion. Upon the conversion of the notes into equity on February 13, 2025, the embedded features were detached and separately evaluated.

As of the issuance date, we determined that the fair value of the convertible notes approximated their carrying amount. The fair value was subsequently remeasured as of February 12, 2025 using a probability-weighted scenario analysis that considered expected outcomes associated with the conversion feature. Key inputs included the number of shares issuable upon conversion, the fair value of our ordinary shares at the measurement date, and relevant discount factors. The fair value of the convertible notes as of February 12, 2025 was approximately $25.0 million.

We concluded that the Top-Up Share feature met the definition of a derivative liability under ASC 815-40 due to its variable settlement structure and the fact that it was not considered indexed to our own stock. Accordingly, we accounted for the Top-Up Share provision as a standalone derivative liability, which is measured at fair value upon initial recognition and remeasured at each reporting date until settlement or expiration. Changes in fair value are recognized in our consolidated statements of operations and comprehensive income (loss).

The Top-Up Share liability was valued as of February 12, 2025 and March 31, 2025, using a Monte Carlo simulation model based on unobservable inputs. The fair value measurement incorporated key assumptions, including our stock price, expected volatility, holding period, and the risk-free interest rate. As the conversion date occurred shortly before our March 31, 2025 reporting date and no material changes in valuation inputs were identified, we did not record a significant change in fair value between the two measurement dates. The Top-Up Share liability was recorded at approximately $2.7 million as of the conversion date and $3.1 million as of March 31, 2025.

Goodwill impairment

We perform annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. For the years ended March 31, 2025 and 2023, management evaluated the recoverability of goodwill by performing qualitative assessment on its reporting units and determined that it is less likely than not that the fair value of the reporting unit is less than its carrying amount, and therefore, no impairment loss on goodwill was recognized for the year ended March 31, 2025 and 2023. For the years ended March 31, 2024, management evaluated the recoverability of goodwill by comparing the fair value of a reporting unit with its carrying amount. We had engaged a third-party appraiser to assess the fair value of the game distribution reporting unit by applying income approach which considers the present value of the game distribution reporting unit’s future after-tax cash flows, discounting them to present value using a 13.0% discount rate. As a result, the fair value of the game distributing reporting unit’s fair value exceeds its carrying value, and therefore, no impairment loss on goodwill was recognized for the year ended March 31, 2024.

Recent Accounting Pronouncements

See Note 2 of the notes to the consolidated financial statements included elsewhere in this prospectus for a discussion of recently issued accounting standards.

BAN LEONG MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, for purposes of this section, the terms “Ban Leong”, “we,” “us,” or “our,” refer to Ban Leong Technologies Limited which became an indirect wholly-owned subsidiary of GCL on August 26, 2025. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis are set forth elsewhere in this prospectus, and include statements based on our current expectations and assumptions regarding our business, the economy and other future conditions, and are subject to risks and uncertainties that could cause actual results to differ materially. As a result of many factors, including those factors set forth in the section of prospectus titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Ban Leong is a leading Singapore-based brand-driven distributor of a wide range of technology products across Singapore, Malaysia, and Thailand. The products we distribute include, but are not limited to, the following:

●	IT accessories : computer systems, DIY components, mobile, wearables, and power-related products,

●	gaming peripherals and multimedia products: audio-video products such as speakers, earphones, and monitors,

●	smart Internet-of-Things (“IoT”) devices: networking, smart home, and tracking products, and

●	commercial IT solutions: large format displays, unified communication, video conferencing solutions, software, and computing systems for B2B clients..

Since Ban Leong’s incorporation in 1993, it has evolved from a traditional “box-moving” distributor into a value-added, multi-channel solutions provider. Ban Leong’s operations encompass product marketing, after-sales support, and regional logistics, enabling us to serve a diverse customer base through retail, e-commerce, and commercial sales channels. Ban Leong is an authorized distributor for over 50 brand, including Razer, Nvidia, Samsung, Huawei, TP-Link, and LG. We believe our long-standing relationships with globally recognized brand principals, together with our integrated distribution model, supports our competitive positioning in the Southeast Asian market.

Results of Operations

For the fiscal year ended March 31, 2025, revenue was S$193.63 million , compared to S$208.08 million for the fiscal year ended March 31, 2024, representing a decrease of approximately 6.9%. The decline was primarily driven by softer market demand in selected product categories and intensified price competition.

Profit before tax for fiscal 2025 was S$4.95 million, compared to S$8.34 million in fiscal 2024. Net profit attributable to shareholders was S$4.01 million, down from S$7.30 million in the prior year. The year-over-year decline was primarily attributable to a one-time fair value gain on investment in convertible loan of $2.16 million in the prior year. The lower profit attributable to shareholders also reflected lower sales volumes, higher promotional activity costs and distribution expenses.

IT Accessories generated revenue of S$76.35 million, Multimedia generated revenue of S$113.37 million and Data Storage  generated revenue of S$3.91 million.

Liquidity and Capital Resources

As of March 31, 2025, total equity attributable to shareholders was S$47.54 million, compared to S$45.73 million at March 31, 2024. The increase primarily reflects retained earnings for the year.

We finance our operations primarily through internally generated cash flows and short-term trade financing facilities. During fiscal 2025, we repurchased approximately S$0.5 million of our ordinary shares as treasury stock and paid dividends totalling approximately S$2.27 million.

Cash flows from operating activities in fiscal 2025 were positive, reflecting our profitability and disciplined working capital management. Investing activities were modest, mainly relating to IT system upgrades and office equipment purchases. Financing activities were driven by dividend payments and share buybacks. We believe that cash on hand, together with available credit facilities, will be sufficient to fund our operations, capital expenditures, and dividend commitments for at least the next 12 months.

Contractual Obligations

Our principal contractual obligations as of March 31, 2025, consist of trade payables, lease commitments for office and warehouse facilities, and short-term borrowings under trade finance lines. These obligations are expected to be met from operating cash flows and existing banking facilities. A summary of our contractual obligations is included in the notes to our consolidated financial statements beginning on page F-61 of this prospectus.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, as defined in Item 303(a)(4) of Regulation S-K, that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital resources, or capital expenditures.

Working Capital

Our working capital cycle increased to 62 days in fiscal 2025 from 56 days in fiscal 2024.  The increase reflects slightly extended collection periods in certain markets and higher inventory levels to mitigate potential supply chain risks. As of March 31, 2025, trade receivables were S$22.69 million, compared to S$23.16 million in the prior year, while inventories were S$33.57 million compared to S$31.21 million in the prior year.

We are implementing tighter credit controls, enhanced demand forecasting, and improved inventory management to shorten the cycle and reduce working capital requirements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with these standards requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures.

Significant judgments and estimates include:

●	Inventory valuation – measured at the lower of cost and net realizable value; provisions recorded for slow-moving or obsolete stock.

●	Expected credit losses – allowance for trade receivables determined using historical loss rates, current conditions, and forward-looking information.

A detailed description of our accounting policies and critical estimates is provided in Note 2 to our consolidated financial statements.

Risks and Outlook

Our business is subject to risks relating to competitive pressures, rapid technological change, macroeconomic and geopolitical uncertainties, and currency fluctuations.

In fiscal 2026, we expect continued pressure on demand and margins due to global economic uncertainty and industry-specific factors. We will continue to focus on disciplined cost control, optimizing working capital, and selectively expanding our brand portfolio into higher-growth, higher-margin segments, including gaming peripherals and smart IoT products.

Our integrated distribution platform, long-term relationships with brand principals, and established market presence in Southeast Asia provide a strong foundation to navigate the challenges and capture opportunities in our markets.

Quantitative and Qualitative Disclosures About Market Risk

Our business and financial results are subject to various market risks, including foreign currency risk, interest rate risk, credit risk, inventory price risk, and liquidity risk. This discussion should be read together with “GCL Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Foreign Currency Risk

We operate in multiple countries and conduct transactions in various currencies, primarily the Singapore dollar (SGD), Malaysian ringgit (MYR), Thai baht (THB), and U.S. dollar (USD). Our reporting currency is the SGD.

Foreign currency risk arises from the translation of foreign operations’ financial statements into SGD and from transactions denominated in currencies other than our functional currency. Movements in exchange rates between the SGD and other currencies could adversely affect our results of operations and financial position.

We manage foreign currency risk primarily through natural hedging by matching revenue and expenses in the same currency and, where appropriate, by using forward foreign exchange contracts.

Sensitivity Analysis

Based on our net foreign currency exposure at March 31, 2025, a hypothetical 3% appreciation of the SGD against the USD, MYR, and THB would have resulted in an estimated increase/(decrease) in profit before tax of approximately S$158,797, (S$92,368) and (S$128,912) respectively , assuming all other variables remain constant. A corresponding depreciation would have an equal but opposite effect.

Interest Rate Risk

Our exposure to interest rate risk is primarily related to short-term trade financing facilities and bank borrowings, which generally bear floating interest rates. As of March 31, 2025, total borrowings amounted to S$2.24 million, all of which mature within one year.

We monitor interest rate movements regularly and may consider hedging instruments, such as interest rate swaps, if we expect significant exposure.

Sensitivity Analysis: A hypothetical 15 basis point increase in interest rates would have increased our annual interest expense by approximately S$2,792, based on the borrowings outstanding as of March 31, 2025. A corresponding decrease in interest rates would have the opposite effect.

Credit Risk

We are exposed to credit risk from trade receivables, deposits, and other financial assets. Our credit risk arises principally from sales to customers on credit terms. As of March 31, 2025, our trade receivables totalled S$22.69 million, with the majority due from established customers with whom we have long-standing relationships.

We manage credit risk through credit evaluations, monitoring of customer payment history, and maintaining appropriate provisions for expected credit losses in accordance with ASC 326. We do not have significant concentrations of credit risk with any single customer or group of related customers.

Inventory Price Risk

Our inventory primarily consists of IT accessories, multimedia products, and data storage devices. These products are subject to price fluctuations driven by changes in technology, consumer demand, and competitive pressures.

We mitigate inventory price risk by closely monitoring market trends, managing procurement cycles, and adjusting pricing strategies as needed. Inventory is carried at the lower of cost and net realizable value, with provisions made for slow-moving or obsolete stock. As of March 31, 2025, our inventories totalled S$33.57 million.

Liquidity Risk

Liquidity risk arises from the possibility that we may not be able to meet our financial obligations as they fall due. We manage liquidity risk by maintaining adequate cash reserves, credit facilities, and by forecasting and monitoring cash flows on a regular basis. As of March 31, 2025, we had available unutilized bank credit facilities of approximately S$23.77 million.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this Report. Our board is comprised of six directors.

Name	Age	Position
Executive Officers:
Jacky Choo See Wee	49	Group Chairman, Chief Executive Officer of Epicsoft Asia and 4Divinity and Director
Sebastian Toke	40	Group Chief Executive Officer and Director
Keith Liu Min Tzau	54	Group Deputy Chief Executive Officer and Group Chief Marketing Officer
Kenny Lin Yuxin(1)	43	Group Chief Financial Officer
Catherine Choo See Ling(2)	46	Group Chief Operating Officer
Non-independent Directors:
Jacky Choo See Wee	49	Director
Sebastian Toke	40	Director
Catherine Choo See Ling	46	Director
Independent Directors:
Tse Meng Ng	50	Independent Director
Wilson W. Wang	43	Independent Director
Joshua Kewei Cui	41	Independent Director

(1)	Mr. Lin joined GCL as its Group Chief Financial Officer on April 21, 2025.
(2)	Ms. Choo started her role as the Group Chief Operating Officer on April 21, 2025.

Executive Officers

Jacky Choo See Wee has served as our Group Chairman since February 13, 2025. Mr. Choo is a veteran with over 20 years of experience in the video game industry. He is widely recognized in the industry for his deep understanding of gaming trends, technology, and market dynamics. Mr. Choo has been serving in multiple executive and decision making positions within the GCL Group and other private companies in the industry since 2005. Most recently, Mr. Choo has been the Chairman for GCL BVI since December 2018, where he directs and executes the group’s vision, strategically expands a portfolio of gaming-related and social media entities, diversifies the group’s offerings and enhances its market presence, and leads expansions both geographically and horizontally across platforms. Mr. Choo has also been the Director and CEO of Epicsoft Asia since September 2014, where he spearheads the company’s expansion of video game distribution operations into multiple regions, achieving year-on-year growth in both revenue and market presence. He forged strategic partnerships with international game developers and publishers such as Take-Two, CD Projekt Red, Warner Bros. Games and SEGA, enriching the company’s game catalog and bolstering market competitiveness. He successfully led the digital transformation of the company’s business, expanding into the digital game distribution space, capitalizing on emerging trends, and reaching new markets. Mr. Choo also serves as a Director for Epicsoft Malaysia, 4Divinity, Martiangear, and other companies within the GCL Group. Mr. Choo received a Bachelor’s degree in Chemical Engineering from National University of Singapore in Singapore.

Sebastian Toke has served as our Group Chief Executive Officer and director since February 13, 2025. Mr. Toke has been serving as the Group CEO of GCL Global since February 2023, where he manages GCL Group’s business, overseeing all key business verticals, and makes strategic decisions in collaboration with senior management and our Group Chairman. Mr. Toke is responsible for driving GCL Group’s growth and diversification initiatives to ensure its financial health and sustainability. Prior to joining GCL Group, Mr. Toke was the Head of Investments at Impecca Ventures from May 2022 to January 2023, where he led the overall investment strategy for the investment portfolio across both public and private markets. From February 2021 to April 2022, Mr. Toke was the Asia Head of Fixed Income for Nomura Securities where he was responsible for driving the fixed income business across Asia within the wealth management platform across trading, research and advisory. From August 2014 to January 2021, he served in a Fixed Income Advisory role at BNP Paribas, where he helped formulate BNP Paribas’ wealth management fixed income strategy and drive regional investments in fixed income credits and structured products. Mr. Toke received Bachelor Degree of Economics and Finance at the Royal Melbourne Institute of Technology in Australia.

Keith Liu Min Tzau has served as our Group Deputy CEO and Group Chief Marketing Officer since February 13, 2025. Mr. Liu has been serving as the Deputy CEO of GCL Global since February 2024, and GCL Global’s Group Chief Marketing Officer and Head of Publishing since April 2020, where he leads, plans and executes marketing campaigns, including 360 campaign activations for PC and console titles across multiple channels including digital, social media, influencers, PR and traditional media. He collaborates with global game publishers and studios, and manages game releases on digital platforms such as Valve’s Steam, Microsoft’s Xbox and Sony’s PlayStation Network. From June 2016 to March 2020, Mr. Liu worked as Director for Asia Pacific region at Wilson Electronics where he started up its Singapore regional headquarters to introduce and legalize America’s top-selling cellular repeaters to Asian countries. Mr. Liu received his Bachelor’s Degree of Communications from University Science Malaysia in Malaysia.

Kenny Lin Yuxin has served as our CFO since April 21, 2025. Mr. Lin has over 15 years of financial management, accounting and strategic leadership experience. Immediately prior to joining GCL, Mr. Lin was the Finance Director of Kacific Broadband Satellites Ltd. and has held that position since July 2024. From October 2021 to April 2024, he was the Chief Financial Officer of Pegasus Asia, a Singapore-listed special purpose acquisition company. From June 2019 to October 2021, Mr. Lin was the Finance and Investment Manager of SIN Capital Group Pte Ltd, a private investment company in Singapore. From February 2016 to January 2019, Mr. Lin was the Group Finance Manager of Soilbuild Construction Group Limited, a Singapore-listed company. Prior to that, he was Senior Auditor at two large public accounting firms in Singapore. Mr. Lin holds a Master of Business Administration from University of Newcastle in Australia. He is also a Chartered Accountant of Singapore.

Catherine Choo See Ling has served as our Group Chief Operating Officer since April 21, 2025. Ms. Choo is Mr. Jacky Choo See Wee’s sister. Immediately prior to that, Ms. Choo served as GCL Group’s Human Resources Director and Epicsoft Asia’s Human Resources Director starting in January 2020. She collaborates with other senior executives to ensure that human resource strategies support overall business objectives, and oversees talent acquisition, recruitment, and deployment strategies. Ms. Choo has been serving on the board of directors of GCL Global Pte. Ltd. since August 16, 2024, and the board of directors of Epicsoft Ventures Pte. Ltd. since June 30, 2021. Between February 2021 and May 2023, Ms. Choo served on the board of directors of a few other private companies including, Go Game Pte. Ltd., Why Kids Ptd. Ltd., and 4Divinity Pte. Ltd. From June 2003 through December 2019, Ms. Choo served as a Senior Education Officer in the Singapore Ministry of Education.

Directors

Jacky Choo See Wee is a member of our board of directors. For more information about Mr. Choo, see “Management — Executive Officers.”

Sebastian Toke is a member of our board of directors. For more information about Mr. Toke, see “Management  — Executive Officers.”

Catherine Choo See Ling is a member of our board of directors. For more information about Ms. Choo, see “Management — Executive Officers.”

Tse Meng Ng has been a member of our board of directors since February 13, 2025. Mr. Ng was the Chairman and Chief Executive Officer of RFAC from January 2021 until the consummation of the Business Combination. In February 2019, Mr. Ng co-founded Ruifeng Wealth Management Pte Ltd, a Singapore Capital Markets Services licensed financial institution regulated by the Monetary Authority of Singapore with a market capitalization of approximately $2 billion, for which he serves as the chief executive officer. There, Mr. Ng and his team provide fund management services to ultra-high net worth individuals. From May 2014 to January 2019, Mr. Ng served as the Managing Director of Credit Agricole, an international full-service banking group. He was voted ‘Outstanding Young Private Banker’ in 2011 by Private Banker International, a leading journal for the global wealth management industry. Prior to that, Mr. Ng was a Director at Credit Suisse where he helped form the team that covered the North Asia markets and where he helped contribute the most net new money between 2008-2009. He started his career in 1998 at Citibank N.A where he managed a team of banking staff. Mr. Ng earned a B.S. in Business from Nanyang Technological University. Mr. Ng is well qualified to serve on our board of directors due to his leadership skills and business acumen.

Wilson W. Wang, PhD has been a member of our board of directors since February 13, 2025. Since July 2025 to the present, Dr Wang is the Chief Investment and Enterprise Officer of AccTrain Academy, a private educational institution providing Digital, AI and Cybersecurity upskilling courses for practitioners. Prior to this role since August 2023, Dr Wang has served as the Acting Director of Investments in NUS Enterprise, and served as the Deputy Academic Director and adjunct Associate Professor of NUS Enterprise Academy at National University of Singapore, leading investment strategies and overseeing postgraduate and Continuing Education and Training (CET) programs and focusing on venture creation and entrepreneurship education. From December 2019 to July 2023, Dr Wang was the Deputy Director, Industry Liaison Office at the National University of Singapore, where he spearheaded collaboration initiatives between academia and industry, driving innovation through strategic partnerships with the global venture capital community. Prior to his employment with the National University of Singapore, Dr Wang has held various management positions in different global investment firms including Temasek and Fosun International between 2006 and 2018. Dr Wang received a Bachelor’s Degree (First Class Honors) in Computing from the National University of Singapore, an Executive MBA from Quantic School of Business and Technology and a Doctorate Degree in Management, with research focus on Applied Behavioral Economics from the University of Canberra in Australia.

Joshua Kewei Cui has been a member of our board of directors since February 13, 2025. Since April 2022 to the present, Mr. Cui has been the executive officer of SOCC Capital Consultancy Pte Ltd (“SOCC Capital”), a regional Singapore-based corporate and advisory firm he co-founded. SOCC Capital specializes in corporate finance and reporting compliance services. Since August 2024, Mr. Cui has served as an independent director and a member of the audit committee of BitFuFu Inc. (NASDAQ: FUFU). From June 2017 to October 2024, he was a director at JWCC Capital Consultancy Pte Ltd, a consultancy firm specialized in strategic planning, business development and internal controls. From June 2022 to September 2023, Mr. Cui was the Chief Financial Officer at Ohmyhome Ltd (NASDAQ: OMH), primarily responsible for the overall accounting and financial management, project management, strategic planning, and internal control of that company. From May 2017 to August 2018, Mr. Cui served as the financial controller of K2 F&B Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, and as its Chief Financial Officer from August 2018 to July 2021, where he was principally responsible for overall accounting and financial management, project management, strategic planning and internal control of that company. Mr. Cui has more than 15 years of experience in finance and accounting, including external audit, internal control and financial reporting in various industries. He received a Bachelor’s Degree in Applied Accounting from Oxford Brookes University and has been a member of the Institute of Singapore Chartered Accountants since 2013.

Family Relationships

Ms. Catherine Choo See Ling, one of our directors, and Mr. Jacky Choo See Wee, our Group Chairman, are siblings.

Compensation

The aggregate cash compensation paid to our directors and executive officers (including individuals who are no longer with GCL Group at the time of the report) during fiscal year 2025 was approximately $1.9 million. Neither the Company nor the compensation committee of the Board has engaged a compensation consultant to determine or recommend the amount or form of executive or director compensation.

During the fiscal year ended March 31, 2025, Mr. Choo See Wee received from the Company, in addition to his executive compensation as the Chief Executive Officer of Epicsoft Asia and 4Divinitiy, approximately $112,000 in director’s fees, and an aggregate of approximately $170,300 of rent, representing 50% of the rent payments for a property in Singapore which served as Mr. Choo’s office as well as residence. In addition, the Company leased a company car for Mr. Choo, and paid an aggregate of approximately $50,000 in lease payments for such vehicle during the fiscal year of 2025.

Our full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Board Practices

We are a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, we are not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We may elect to follow home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, our shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. For instance, we are exempt from the requirement to obtain shareholder approval for certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s ordinary shares outstanding prior to the transaction for less than the greater of book or market value of the shares, or the issuance of ordinary shares issuable upon conversion of the convertible notes.

We are a “controlled company” as defined under the Nasdaq rules, because Mr. Jacky Choo See Wee, our Group Chairman is able to exercise approximately 63.8% of the aggregate voting power of our total issued and outstanding shares. Under the Nasdaq rules, a “controlled company” may elect not to comply with certain corporate governance requirements. Accordingly, we have elected to avail itself of the exemptions available to it under Rule 5615(a)(7)(B) of the Nasdaq rules by foregoing (i) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (ii) the requirement that we have a nominating and corporate governance committee with a written charter addressing the committee’s purpose and responsibilities. We are eligible to take advantage of additional exemptions from certain Nasdaq corporate governance requirements. As a result, our shareholders may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Independence of Directors

We adhere to the rules of the Nasdaq stock market, as applicable to foreign private issuers and controlled companies, in determining whether a director is independent. Our board of directors has consulted, and will continue to consult, with its counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.

We currently have six directors, three of whom qualify as independent within the meaning of the independent director guidelines of Nasdaq. Tse Meng Ng, Wilson W. Wang and Joshua Kewei Cui are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

Director Nominations

As a “controlled company” under Nasdaq rules, We are not required to and does not currently have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or the Nasdaq rules. We believe that our directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee.

Committees of the Board of Directors

We have established a separately standing audit committee and compensation committee, and adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Tse Meng Ng, Wilson W. Wang and Joshua Kewei Cui, with Mr. Cui serving as the chair of the audit committee. Each member of the audit committee qualifies as an independent director under the Nadsaq corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. In addition, each proposed member of the audit committee is financially literate. Our board of directors has determined that Mr. Cui qualifies as an “audit committee financial expert”, as defined in Item 407(d)(5) of Regulation S-K, and possesses financial sophistication, as defined under the rules of Nasdaq.

The audit committee’s responsibilities include, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm their independence from management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our board of directors has adopted a written charter for the audit committee which is available on our website at https://www.gclglobalholdings.com/.

Compensation Committee

Our compensation committee consists of Jacky Choo See Wee, Catherine Choo and Joshua Kewei Cui. Neither Mr. Choo nor Ms. Choo qualifies as an independent director. We rely on the “controlled company” exemption of the Nasdaq rules relating to compensation committee composition.

The compensation committee’s responsibilities include, among other things:

●	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officers, evaluating the performance of our Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the Board regarding the compensation of our Chief Executive Officer;

●	reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

●	making recommendations to our board of directors regarding the compensation of our directors;

●	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

●	appointing and overseeing any compensation consultants.

Our board of directors has adopted a written charter for the compensation committee which is available on our website at https://www.gclglobalholdings.com/.

Code of Ethics

We have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on our website at https://www.gclglobalholdings.com/. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on our website rather than by filing a Current Report on Form 6-K.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Party Transactions

For more information about related party transactions involving Mr. Jacky Choo See Wee, see “Management — Directors and Executive Officers — Compensation.”

Lock-up Agreements

In connection with the Business Combination, certain holders of the Company have agreed not to (i) sell, offer to sell, contract or agree to sell, assign, lend, offer, encumber, donate, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, (a) any ordinary shares of the PubCo, or (b) any securities convertible into or exercisable or exchangeable for ordinary shares of PubCo, in each case, held by him immediately after the Closing Date (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) until the earlier of (1) 12 months commencing from the Closing Date and (2) subsequent to the Mergers, (x) the date on which the last sale price of the ordinary shares of PubCo equals or exceeds $12.00 per ordinary shares of PubCo (as adjusted for share splits, share consolidations, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the consummation of the Business Combination, or (y) the date on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their ordinary shares of PubCo for cash, securities or other property (the “Lock-Up Period”). These lock-up restrictions can be waived by the Company at any time.

Mr. Jacky Choo See Wee, our Group Chairman of the Board and Ms. Catherine Choo See Ling, our Chief Operating Officer and director, holds 98% and 1% of Epicsoft Ventures Ltd. (“Epicsoft Ventures”), respectively. All 80,581,793ordinary shares held by Epicsoft Ventures are subject to the 12-month Lock-Up Period pursuant to a lock-up agreement between the Company and Epicsoft Ventures dated February 13, 2025.

Tse Meng Ng is a director of the Company and the sole member and manager of RF Dynamic LLC (“RF Dynamic”). All 7,325,500 ordinary shares beneficially owned by RF Dynamic are subject to the 12-month Lock-Up Period pursuant to a lock-up agreement between the Company and RF Dynamic dated February 13, 2025.

Subscription Agreement

Pursuant to a Subscription Agreement dated August 22, 2025 with Ronald Teng (“Teng”), the Managing Director of Ban Leong Technologies Limited, an indirect wholly-owned subsidiary of the Company, the Company has agreed to sell and issue to Teng 625,000 ordinary shares at $4.00 per share, above the then trading price of the ordinary shares, in a private placement.

DESCRIPTION OF SECURITIES

GCL Global Holdings Ltd is a Cayman Islands company incorporated with limited liability and our affairs are governed by the provisions of its Amended and Restated Memorandum and Articles of Association (the “Company Charter”), as amended and restated from time to time, and by the provisions of applicable Cayman Islands law, including the Companies Act and the common law of the Cayman Islands.

Our company registration number in the Cayman Islands is 403942. As provided in the Company Charter, subject to Cayman Islands law, we have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

The following description summarizes certain terms of our shares as set out more particularly in the of the Company Charter. Because it is only a summary, it may not contain all the information that is important to you. We urge you to read the applicable provisions of Cayman Islands law and the Company Charter carefully and in their entirety because they describe your rights as a holder of the Company’s Ordinary Shares.

Authorized Shares

The authorized shares of the Company consist of US$50,000 divided into 500,000,000 Shares of a par value of US$0.0001 each.

Register of Members

Under the Companies Act, the Company’s shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members will be maintained by our transfer agent Continental Stock Transfer & Trust Company (“Continental Stock”). If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, without sufficient cause, a shareholder of the Company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the Cayman Islands Court for an order that the register be rectified, and the Court may either refuse the application or order the rectification of the register, and may direct the Company to pay all costs of the application and any damages the applicant may have sustained.

Ordinary Shares

The following summarizes the rights of holders of our Ordinary Shares:

●	each holder of Ordinary Shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the appointment of directors;

●	the holders of our Ordinary Shares are entitled to dividends and other distributions, as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any, and pursuant to the Company Charter, all dividends unclaimed for three years from the date the dividend became due for payment shall be forfeited and shall revert to the Company; and

●	upon our liquidation, dissolution or winding up, the holders of Ordinary Shares will be entitled to share ratably, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Preference Shares

The rights, preferences and privileges of Ordinary Shares are subject to, and may be adversely affected by, the rights of the holders of any other class of shares that we may designate in the future having such rights as specified by the board of directors pursuant to the resolution of directors approving the creation of such class of shares. The directors shall not require any approval of the shareholders or any class of shareholders in respect of the creation or issuance of preference shares. However, any related amendment to the Company Charter will require approval of our shareholders by way of special resolution (which requires a majority of not less than two-thirds).

Preemption

Holders of Ordinary Shares do not have any preemptive or other rights to subscribe for additional shares pursuant to the Company Charter.

Shareholders’ Meetings

The following summarizes certain relevant provisions of Cayman Islands law and the Company Charter in relation to our shareholders’ meetings:

●	the directors of the Company may convene meetings of shareholders at such times and in such manner and places within or outside the Cayman Islands as the directors consider necessary or desirable. There is no requirement for the Company to hold annual general meetings;

●	our shareholders holding not less than twenty percent (20%) in par value of the issued shares which as at that date carry the right to vote at general meetings shall have the ability to requisition a general meeting;

●	the directors convening a meeting of shareholders must give not less than ten days’ clear notice of the proposed meeting;

●	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

●	no business may be transacted at a general meeting unless a quorum is present. A quorum is those shareholders present in person or by proxy or by a duly authorised representative holding shares entitled to vote on the business to be transacted which represent not less than one-third of all issued shares, unless the Company has only one shareholder in which case that shareholder alone constitutes a quorum;

●	an ordinary resolution of shareholders is passed by a simple majority of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled by the Company Charter;

●	a special resolution of shareholders is passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled.

The Company Charter does not permit the adoption by the shareholders of resolutions in writing. A shareholder resolution must be passed at a meeting of the shareholders.

Shareholders have no general right under the Company Charter to bring business before a general meeting of the Company, save in the case of any shareholders right to requisition a general meeting provided the minimum shareholder requirement is met.

Appointment of Directors

The directors of the Company may be appointed by an ordinary resolution of the shareholders. Alternatively, the Company board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. The Company directors are not automatically subject to a term of office and hold office until such time as their office is vacated or where they are removed from office by an ordinary resolution of shareholders or otherwise in accordance with the Company Charter. In addition, a director will cease to be a director if, among other things the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors: (ii) dies or is found to be or becomes of unsound mind within the scope of the Company Charter: (iii) resigns his or her office by notice in writing to the Company; (iv) without special leave of absence from the Company Board, is absent from board meetings for a continuous period of 6 months and the Company directors resolve that his or her office be vacated; (v) by notice in writing signed by not less than three-fourths of all the Company directors in number; or (vi) is removed from office pursuant to any other provision of the Company Charter.

The officers of the Company are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Shareholder Suits

In principle, the Company will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Warrants

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Warrant Agreement, dated as of March 23, 2022, by and between RFAC and Continental Stock Transfer & Trust Company (the “Existing Warrant Agreement”), which was filed as Exhibit 4.5 to the registration statement (333-261765).

On February 13, 2025, the Company, RFAC and Continental Stock Transfer & Trust Company entered into the Assignment, Assumption and Amendment Agreement (the “Amended Warrant Agreement”), pursuant to which, among other things, effective as of the Effective Time, the Company assumed the obligations of RFAC under the Existing Warrant Agreement. Pursuant to the Business Combination Agreement and the Amended Warrant Agreement, each issued and outstanding warrant of RFAC sold to the public and to the Sponsor and EBC in a private placement in connection with RFAC’s initial public offering was exchanged for a corresponding warrant exercisable for the Company’s Ordinary Shares.

The Warrants have the same terms as the RFAC Warrants. Each whole Warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of our Business Combination; provided that we have an effective registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to them is available (or we permit holders to exercise their Warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Ordinary Shares. This means only a whole Warrant may be exercised at a given time by a warrant holder. The Warrants will expire five years after the completion of our Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Warrant will be exercisable and we will not be obligated to issue a Ordinary Share upon exercise of a Warrant unless the Ordinary Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant. In the event that a registration statement is not effective for the exercised Warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Ordinary Share underlying such Unit.

We registered the Ordinary Shares issuable upon exercise of the Warrants on a Registration Statement on Form S-1 (File No. 333-265353) because the Warrants will become exercisable 30 days after the completion of its Business Combination, which may be within one year of our Initial Public Offering. However, because the Warrants will be exercisable until their expiration date of up to five years after the completion of our Business Combination, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the consummation of our Business Combination, under the terms of the warrant agreement, we have agreed that, as soon as practicable, but in no event later than 15 business days, after the closing of its Business Combination, we will use our best efforts to file with the SEC a post-effective amendment to the registration statement or a new registration statement covering the registration under the Securities Act of the Ordinary Shares issuable upon exercise of the Warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following our Business Combination and to maintain a current prospectus relating to the Ordinary Shares issuable upon exercise of the Warrants until the expiration of the Warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Ordinary Shares issuable upon exercise of the Warrants is not effective by the sixtieth (60th) business day after the closing of our Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Ordinary Shares are at the time of any exercise of a Warrant no longer listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption

Once the Warrants become exercisable, we may call the Warrants for redemption for cash:

●	in whole and not in part;

●	at a price of $.01 per Warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Ordinary Shares and equity-linked securities for capital raising purposes in connection with the closing of our Business Combination as described elsewhere in this Annual Report) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders.

If and when the Warrants become redeemable by us for cash, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Ordinary Shares and equity-linked securities for capital raising purposes in connection with the closing of our Business Combination as described elsewhere in this Annual Report) as well as the $11.50 Warrant exercise price after the redemption notice is issued.

Redemption procedures

If we call the Warrants for redemption as described above, our Management will have the option to require any holder that wishes to exercise his, her or its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” our Management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of Ordinary Shares issuable upon the exercise of our Warrants. If our Management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “fair market value” of our Ordinary Shares (defined below) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Ordinary Shares for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our Management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Ordinary Shares to be received upon exercise of the Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Warrants after our Business Combination. If we call our Warrants for redemption and our Management does not take advantage of this option, the holders of the Private Placement Warrants and their permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Warrants on a cashless basis.

A holder of a Warrant may notify us in writing if it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Ordinary Shares outstanding immediately after giving effect to such exercise.

If the number of outstanding Ordinary Shares is increased by a share capitalization payable in Ordinary Shares, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of common stock. A Rights offering to holders of common stock entitling holders to purchase Ordinary Shares at a price less than the fair market value will be deemed a share capitalization of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such Rights offering (or issuable under any other equity securities sold in such Rights offering that are convertible into or exercisable for Ordinary Shares) and (ii) the quotient of (x) the price per Ordinary Share paid in such Rights offering and (y) the fair market value. For these purposes (i) if the Rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such Rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Ordinary Shares as reported during the five trading day period ending on the trading day prior to the first date on which the Ordinary Shares trades on the applicable exchange or in the applicable market, regular way, without the right to receive such Rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares (or other securities into which the Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Ordinary Shares in connection with a proposed Business Combination, or (d) in connection with the redemption of our public shares upon our failure to complete our Business Combination, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.

If the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in the outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

In addition, if (x) we issue additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of our Business Combination at an issue price or effective issue price of less than $9.20 per Ordinary Share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our Sponsor, initial stockholders or their affiliates, without taking into account any Founder Shares held by our Sponsor, initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our Business Combination on the date of the consummation of our Business Combination (net of redemptions), and (z) the volume weighted average trading price of our Ordinary Shares during the 20 trading day period starting on the trading day after the day on which we consummate our Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of Warrants” will be adjusted (to the nearest cent) to be equal to 118% of the higher of the Market Value and the Newly Issued Price.

The Warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this Annual Report is a part, for a complete description of the terms and conditions applicable to the Warrants. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Private Placement Warrants

The Private Placement Warrants (including the Ordinary Shares issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of our Business Combination. The Private Placement Warrants have terms and provisions that are identical to those of the Warrants being sold as part of the units in RFAC’s Initial Public Offering, including as to exercise price, exercisability and exercise period.

If holders of Warrants (and Private Placement-equivalent Warrants) elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) of the Ordinary Shares over the exercise price of the Warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Ordinary Shares for the five trading days ending on the third trading day prior to the date on which the notice of Warrant exercise is sent to the warrant agent. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the Ordinary Shares issuable upon exercise of the Warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such Warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended Business Combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. The terms of such working capital loans by our sponsor or its affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. In addition, holders of our Private Placement Warrants are entitled to certain registration rights.

Our sponsor and EarlyBirdCapital (and/or its designees) have agreed not to transfer, assign or sell any of the Private Placement Warrants until the date that is 180 days after the date we complete our Business Combination.

OCBC Warrant

On July 7, 2025, the Company issued to Oversea-Chinese Banking Corporation Limited (“OCBC”) certain Warrant to Purchase Ordinary Shares of GCL Global Holdings Ltd dated as of July 7, 2025 (the “OCBC Warrant”), in connection with that certain Facility Letter dated as of October 1, 2024, as supplemented by those certain Supplemental Letters dated as of March 12, 2025 and July 7, 2025, between the Holder and Epicsoft Asia Pte. Ltd. (the “Borrower”) which is a wholly-owned subsidiary of the Company for a financing of up to SGD5,000,000 (together, the “Facility Agreement”). On July 29, 2025, the Company and the OCBC entered into Amendment No. 1 to the Warrant (the “Amendment”) to clarify their commercial understanding that none of the terms of the OCBC Warrant shall have any legal effect on the Borrower and/or the Company unless and until the entire SGD 5,000,000 has been disbursed to the Borrower by the Holder under the Facility Agreement; and that the Holder will have no claims for penalties, damages and legal remedies of any kind against either the Company or the Borrower for non-performance of any obligations under the OCBC Warrant. The Amendment also provides that, among other things, until the full amount of SGD5,000,000 is disbursed by OCBC to the Borrower pursuant to the Facility Agreement, (i) the OCBC Warrant shall not be capable of exercise of any kind, and shall remain un-exercisable; and (ii) the Holder will have no rights to Piggyback Registration (as defined in the OCBCWarrant). Under the Amendment, the Company will have six months from the date the full amount of SGD5,000,000 is disbursed to file a registration statement for the public resale of all of the Warrant Shares (as defined in the OCBC Warrant).

SHARES ELIGIBLE FOR FUTURE SALES

As of the date of this prospectus, we have 126,318,225 Ordinary Shares issued and 121,989,831 Ordinary Shares outstanding, respectively. All of the Ordinary Shares issued in connection with the Business Combination are freely transferable by persons, other than the Company’s affiliates, without restriction or further registration under the Securities Act, except for shares subject to lock-up restrictions.

Sales of substantial amounts of Ordinary Shares in the public market could adversely affect prevailing market prices of Ordinary Shares.

Lock-up Provisions

Lock-up Agreement

In connection with the Business Combination, certain holders of the Company have agreed not to (i) sell, offer to sell, contract or agree to sell, assign, lend, offer, encumber, donate, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, (a) any of Company’s ordinary shares, or (b) any securities convertible into or exercisable or exchangeable for Company’s ordinary shares, in each case, held by him immediately after the Closing Date (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) until the earlier of (1) 12 months commencing from the Closing Date and (2) subsequent to the Mergers, (x) the date on which the last sale price of the Company’s ordinary shares equals or exceeds $12.00 per ordinary shares of the Company (as adjusted for share splits, share consolidations, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the consummation of the Business Combination, or (y) the date on which Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-Up Period”). These lock-up restrictions can be waived by the Company at any time.

Mr. Jacky Choo See Wee, our Group Chairman of the Board and Ms. Catherine Choo See Ling, our Chief Operating Officer and director, holds 98% and 1% of Epicsoft Ventures Ltd. (“Epicsoft Ventures”), respectively. All 80,581,793ordinary shares held by Epicsoft Ventures are subject to the 12-month Lock-Up Period pursuant to a lock-up agreement between the Company and Epicsoft Ventures dated February 13, 2025.

Tse Meng Ng is a director of the Company and the sole member and manager of RF Dynamic LLC (“RF Dynamic”). All 7,325,500 ordinary shares beneficially owned by RF Dynamic are subject to the 12-month Lock-Up Period pursuant to a lock-up agreement between the Company and RF Dynamic dated February 13, 2025.

Registration Rights

In connection with, and as a condition to the consummation of, the Business Combination, the Company, certain holders of GCL Global’s ordinary shares before the consummation of the Business Combination, and the Sponsor entered into a registration rights agreement, pursuant to which, among other things, the Company agreed to provide such holders with certain rights relating to the registration for resale of the Company’s Ordinary Shares that they received in the Business Combination. A registration statement for the resale of these securities was filed with the SEC on April 3, 2025 and was declared effective on April 7, 2025.

Pursuant to a Registration Rights Agreement dated May 21, 2025 between the Company and PIPE Investor (the “Registration Rights Agreement”), the Company has agreed to provide certain registration rights with respect to the Shares and file a registration statement with the SEC to register the Shares within twelve (12) months from May 21, 2025 (the “Initial Closing Date”), and to have such registration statement effective within the earlier of the 15th month anniversary of the Initial Closing Date and the second business day after the date the Company is notified by the SEC that such registration statement will not be reviewed or will not be subject to further review. We are registering these Shares on behalf of PIPE Investor in order to satisfy its obligations under this Registration Rights Agreement.

On July 7, 2025, the Company issued to Oversea-Chinese Banking Corporation Limited (“OCBC”) certain Warrant to Purchase Ordinary Shares of GCL Global Holdings Ltd dated as of July 7, 2025 (the “OCBC Warrant”), in connection with that certain Facility Letter dated as of October 1, 2024, as supplemented by those certain Supplemental Letters dated as of March 12, 2025 and July 7, 2025, between the Holder and Epicsoft Asia Pte. Ltd. (the “Borrower”) which is a wholly-owned subsidiary of the Company for a financing of up to SGD5,000,000 (together, the “Facility Agreement”). On July 29, 2025, the Company and the OCBC entered into Amendment No. 1 to the OCBC Warrant (the “Amendment”) to clarify their commercial understanding that none of the terms of the Warrant shall have any legal effect on the Borrower and/or the Company unless and until the entire SGD 5,000,000 has been disbursed to the Borrower by the Holder under the Facility Agreement; and that the Holder will have no claims for penalties, damages and legal remedies of any kind against either the Company or the Borrower for non-performance of any obligations under the OCBC Warrant. The Amendment also provides that, among other things, until the full amount of SGD5,000,000 is disbursed by OCBC to the Borrower pursuant to the Facility Agreement, (i) the Warrant shall not be capable of exercise of any kind, and shall remain un-exercisable; and (ii) the Holder will have no rights to Piggyback Registration (as defined in the OCBCWarrant). Under the Amendment, the Company will have six months from the date the full amount of SGD5,000,000 is disbursed to file a registration statement for the public resale of all of the Warrant Shares (as defined in the OCBC Warrant).

Escrow Provisions

Shares Escrow Agreement

On December 18, 2024, in connection with GCL Global’s acquisition of 20% of Nekcom’s equity interests, GCL Global issued to Nekcom an aggregate of 524,650 GCL Global’s fully paid and non-assessable ordinary shares that were exchanged for an aggregate of 2,126,729 PubCo’s ordinary shares (the “Nekcom Consideration Shares) in connection with the Business Combination, all of which were issued at Closing but held in escrow until Full Recoupment Date (as defined in the Publishing Agreement). The date on which these shares will be released to either Nekcom or the Company for cancellation will depend on the value of Nekcom Consideration Shares (the “Consideration Shares VWAP”) based on the volume weighted average price of the Nekcom Consideration Shares over thirty (30) trading days immediately preceding the Full Recoupment Date. At Closing on February 13, 2025, the Company and Continental Stock entered into a Shares Escrow Agreement pursuant to which all of the 2,126,729 Nekcom Consideration Shares were held in escrow by Continental Stock as the escrow agent.

Bonus Shares Escrow Agreement

Pursuant to certain convertible note purchase agreements dated between September 30 and December 30, 2024 (the “Note Purchase Agreements”), GCL Global issued to certain accredited investors (the “Transaction Investors”) an aggregate of $33,025,000 convertible notes which converted into GCL Global’s fully paid and non-assessable ordinary shares that were exchanged for an aggregate of 9,540,552 PubCo ordinary shares in connection with the Business Combination. Of the 9,540,552 shares issued at Closing, 2,201,665 shares were “Bonus Shares” (as defined in the Note Purchase Agreements) held in escrow for three (3) years from the Closing Date; and at the end of each of the first three anniversary dates of the Closing Date, one-third (1/3) of the Bonus Shares shall be released from the escrow account to either the Transaction Investors or to the Company for cancellation, based on the number of Merger Consideration Shares held by the Transaction Investors at the time. At Closing on February 13, 2025, the Company and Continental Stock entered into a Bonus Shares Escrow Agreement pursuant to which the Bonus Shares were held in escrow by Continental Stock as the escrow agent.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted the Company’s Ordinary Shares or Warrants for at least six months would be entitled to sell their securities; provided that (i) such person is not deemed to have been one of Company’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Company’s Ordinary Shares or Warrants for at least six months but who are Company’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	one percent (1%) of the total number of Company’s Ordinary Shares then issued and outstanding; or

●	the average weekly reported trading volume of the Company’s Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by Company’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

●	at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of the Company’s employees, consultants or advisors who purchases equity shares from the Company in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

EQUITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The calculations in the table below are based on 121,947,978ordinary shares issued and outstanding as of the date of this prospectus.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class
Five Percent or Greater Holders:
Epicsoft Ventures Ltd.(1)	80,581,793	66.1%
Sega Corporation(2)	8,001,835	6.6%
RF Dynamic LLC(3)	7,325,500	5.8%
Directors and Executive Officers
Jacky Choo See Wee(1)	80,581,793	66.1%
Sebastian Toke	-	-
Keith Liu Min Tzau	-	-
Kenny Lin Yuxin	-	-
Catherine Choo See Ling(1)	-	-
Tse Meng Ng(3)	7,325,500	5.8%
Wilson W. Wang	-	-
Joshua Kewei Cui	-	-
All Directors and Executive Officers as a group (8 individuals)(1)	87,906,793	69.5%

(1)	Mr. Jacky Choo See Wee, Chairman of the Board and Ms. Catherine Choo See Ling, the Chief Operating Officer and a director of the Company, holds 98% and 1% of Epicsoft Ventures Ltd., a Cayman Islands company, respectively. Mr. Jacky Choo See Wee has the sole voting and investment power over these shares. All reported shares are subject to a 12-month lock-up period pursuant to a lock-up agreement dated February 13, 2025.

(2)	The business address of Sega Corporation is Sumitomo Fudosan Osaki Garden Tower, 1-1-1 Nishi-Shinagawa, Shinagawa-Ku, Tokyo 141-0033, Japan. Of the reported shares, 5,334,556 ordinary shares are subject to a 12-month lock-up period pursuant to a lock-up agreement dated February 13, 2025.

(3)	Number of shares beneficially owned is comprised of (i) 2,875,000 Ordinary Shares issued to the Sponsor in exchange for the same number of shares of RFAC Common Stock held by the Sponsor immediately prior to the closing of business combination; and (ii) up to 4,450,500 Ordinary Shares issuable upon exercise of 4,450,500 Warrants. All reported securities are subject to a lock-up agreement dated February 13, 2025. RF Dynamic LLC is the record holder of the securities reported herein. Tse Meng Ng is the sole member and manager of RF Dynamic LLC and has voting and investment discretion with respect to the securities held of record by the Sponsor. Tse Meng Ng disclaims any beneficial ownership of any shares held by the Sponsor except to the extent of his respective pecuniary interest therein. The business address of RF Dynamic LLC is 111 Somerset Road, #05-06, Singapore 238164.

SELLING SHAREHOLDERS

The ordinary shares being offered by the Selling Shareholders are those issuable to the Selling Shareholders upon conversion of the notes. For additional information regarding the issuance of the notes, see “Private Placement of Notes” above. We are registering the ordinary shares in order to permit the Selling Shareholders to offer the shares for resale from time to time. Except for the ownership of the notes issued pursuant to the Securities Purchase Agreement, the Selling Shareholders have not had any material relationship with us within the past three years.

The table below lists the Selling Shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the ordinary shares held by each of the Selling Shareholders. The second column lists the number of ordinary shares beneficially owned by the Selling Shareholders, based on its ownership of ordinary shares and notes, as of August 26, 2025, assuming conversion of the notes held by PIPE Investor on that date but taking account of any limitations on conversion set forth therein.

The third column lists the ordinary shares being offered by this prospectus by the Selling Shareholders and does not take in account any limitations on conversion of the notes set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the notes, this prospectus generally covers the resale of the sum of 100% of the maximum number of ordinary shares issued or issuable pursuant to the notes, including payment of interest on the notes through the third anniversary of the issuance date of such notes, in each case, determined as if the outstanding notes (including interest thereon) were converted in full (without regard to any limitations on conversion contained in the notes, solely for the purpose of such calculation) at the $0.48 floor price of the notes calculated as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price and alternate conversion price of the notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the Selling Shareholders pursuant to this prospectus.

Under the terms of the notes, a Selling Shareholders may not convert the notes to the extent (but only to the extent) such Selling Shareholders or any of its affiliates would beneficially own a number of shares of our ordinary shares which would exceed 9.99% of the outstanding shares of the Company. The number of shares in the second column reflects these limitations. The Selling Shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Shares Beneficially Owned Prior to Offering			Shares to be Sold Pursuant to this	Shares Beneficially Owned After Offering (2)
Name of Selling Stockholder	Number		Percent	Prospectus	Number	Percent
ATW Interactive Ventures, LLC(1)	13,539,366	(3)(5)	9.99%	14,480,000	0	0%
Ronald Teng(4)	625,000			625,000	0	0%

(1)	ATW Partners Opportunities Management LLC (“Manager”), in its capacity as manager to ATW Interactive Ventures, LLC (the “Selling Stockholder”), has discretionary authority to vote and dispose of the shares held by the Selling Stockholder and may be deemed to be the beneficial owner of these shares. Kerry Propper and Antonio Ruiz-Gimenez, each in their capacity as Managing Members of the Manager, may also be deemed to have investment discretion and voting power over the shares held by this Selling Stockholder. Manager, Mr. Propper and Mr. Ruiz-Gimenez each disclaim any beneficial ownership of these shares. The address of this Selling Stockholder is c/o ATW Partners Opportunities Management, LLC, One Penn Plaza, Floor 48, Suite 4810, New York, NY 10119.

(2)	Represents the amount of ordinary shares that will be held by the selling stockholders after completion of this offering based on the assumptions that (a) all ordinary shares underlying the notes registered for sale by the registration statement of which this Prospectus is part of will be sold and (b) no other ordinary shares are acquired or sold by the selling stockholders prior to completion of this offering. However, the selling stockholders may sell all, some or none of such shares offered pursuant to this Prospectus and may sell other ordinary shares that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.

(3)	This column lists the number of ordinary shares beneficially owned by ATW Interactive Ventures, LLC (this “Selling Stockholder”) as of August 26, 2025 after giving effect to the Maximum Percentage. Without regard to the Maximum Percentage, as of August 26, 2025 this Selling Stockholder would beneficially own an aggregate of 14,480,000 ordinary shares, consisting of 14,480,000 ordinary shares underlying the Notes held by this Selling Stockholder, at a floor price of $0.48, all of which shares are being registered under this Prospectus.

(4)	Ronald Teng’s address is c/o Ban Leong Technologies Limited, 150,Ubi Avenue 4, #04-01, Singapore 408825.

(5)	Applicable percentage ownership is based on 121,989,831 ordinary shares outstanding as of August 26, 2025, and based on 137,094,831 ordinary shares outstanding after the offering.

(6)	For the purposes of the calculations of ordinary shares to be sold pursuant to the Prospectus we are assuming (a) an event of default under the notes has not occurred, (b) the notes are each converted in full at an floor price of $0.48 without regard to any limitations set forth in the notes, and (c) interest on the notes has accrued through the maturity date and is paid in shares of our ordinary shares, at an interest rate of 6% per annum.

PLAN OF DISTRIBUTION

We are registering the ordinary shares issuable upon conversion of the notes to permit the resale of these ordinary shares by the holders of the notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the ordinary shares. We will bear all fees and expenses incident to our obligation to register the ordinary shares.

The Selling Shareholders may sell all or a portion of the ordinary shares held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ordinary shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell ordinary shares under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the Selling Shareholders may transfer the ordinary shares by other means not described in this prospectus. If the Selling Shareholders effect such transactions by selling ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ordinary shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares in the course of hedging in positions they assume. The Selling Shareholders may also sell ordinary shares short and deliver ordinary shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholders may also loan or pledge ordinary shares to broker-dealers that in turn may sell such shares.

The Selling Shareholders may pledge or grant a security interest in some or all of the notes or ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer and donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Shareholders and any broker-dealer participating in the distribution of the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the ordinary shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Shareholders will sell any or all of the ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the Selling Shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares. All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

We will pay all expenses of the registration of the ordinary shares pursuant to the registration rights agreement, estimated to be $[     ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a Selling Shareholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Shareholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the Selling Shareholders will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Certain legal matters relating to U.S. law will be passed upon for the Company by Loeb & Loeb LLP. Certain Cayman Islands legal matters will be passed upon for the Company by Carey Olsen Singapore LLP.

EXPERTS

The consolidated financial statements of GCL Global Holdings Ltd as of March 31, 2025 and 2024, and for each of the three years in the period ended March 31, 2025, included in this registration statement, have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Ban Leong Technologies Limited as of March 31, 2025 and 2024, and for each of the two years in the period ended March 31, 2025 appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the periodic reporting and other information requirements of the Exchange Act as applicable to a “foreign private issuer,” and we will file annual reports and other information from time to time with the SEC in accordance with such requirements. Our SEC filings will be available to the public on the internet at a website maintained by the SEC located at www.sec.gov.

We also maintain an Internet website at https://www.gclglobalholdings.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 20-F; our reports on Form 6-K; amendments to these documents; and other information as may be required by the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

Cayman Islands

The Company was incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our Amended and Restated Memorandum and Articles of Association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A majority of our Company’s operations are conducted outside the United States, and a majority of our Company’s assets are located outside the United States. A majority of our Company’s directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against our Company or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Our Company has appointed Cogency Global Inc. as its agent upon whom process may be served in any action brought against it under the securities laws of the United States.

Carey Olsen Singapore LLP, our Company’s counsel as to Cayman Islands law, have advised our Company that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Singapore

In general, the judgment creditor is responsible for enforcing the order or judgment in all civil claims under Singapore law, and the Singapore Courts will not be responsible for the commencement of enforcement proceedings. A judgment creditor may enforce an order or judgment through writ of possession, writ of seizure and sale, writ of delivery and garnishee proceedings. If a party subject to a judgment does not comply with a court order, the Singapore court may commence committal proceedings, through which the court can determine penalties against such party. Where a foreign judgment is obtained in a court of law outside of Singapore, the party seeking enforcement may have to register the foreign judgment with the High Court of Singapore before it can be enforced in Singapore.

With respect to the registration of a foreign judgment, it is noted that Singapore does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with United States. Further, it is unclear if extradition treaties currently in effect between the United States and Singapore would permit enforcement of criminal penalties of U.S. federal securities laws. In this case, the judgment creditor may be required to commence an action for the recovery of judgment debt in the Singapore courts under common laws to recognize and enforce the judgment.

As a general matter, the interpretation and enforcement of laws and regulations in Singapore involve a certain degree of uncertainty. As local administrative and court authorities and in certain cases, independent organizations, have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that our Company and its subsidiaries may enjoy in the locations that they operate in. Moreover, the local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our Company and its subsidiaries’ judgment on the relevance of legal requirements and their ability to enforce contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to exact payments or benefits from our Company and its subsidiaries.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

BAN LEONG TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

GCL Global Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GCL Global Holdings Limited (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, New York

July 31, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Stated in U.S dollar, except for the number of shares)

	As of March 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,247,380	$2,677,059
Restricted cash	3,131,335	1,656,678
Accounts receivable, net	25,761,683	17,413,086
Amount due from related parties	392,334	21,880
Inventories, net	5,936,223	4,826,217
Other receivable and other current assets, net	1,733,022	460,997
Prepayments, net	6,239,861	5,510,988
Derivative asset	269,119	-
Loan to third party	382,024	-
Total current assets	62,092,981	32,566,905

NONCURRENT ASSETS
Property and equipment, net	380,315	505,111
Definite-lived intangible assets, net	2,207,852	3,273,226
Indefinite-lived intangible assets	14,324,323	6,858,114
Goodwill	2,990,394	2,990,394
Long-term investments	15,435,274	71,045
Other receivable, non-current	-	167,000
Prepayments, a related party	3,000,000	-
Operating leases right-of-use assets	442,376	1,128,066
Finance leases right-of-use assets	363,008	470,100
Deferred merger costs	-	1,065,854
Deferred tax assets, net	351,060	462,429
Total noncurrent assets	39,494,602	16,991,339

TOTAL ASSETS	$101,587,583	$49,558,244

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank Loans, current	$10,500,085	$8,812,807
Accounts payable	28,389,357	7,016,238
Accounts payable, a related party	4,567,337	6,567,480
Contract liabilities	505,323	209,903
Other payables and accrued liabilities	4,702,791	3,101,586
Operating lease liabilities, current	376,751	792,197
Contingent consideration for acquisition, current	1,121,006	2,319,000
Finance leases liabilities, current	84,528	72,868
Amount due to related parties	683,338	486,016
Tax payables	1,417,173	1,017,143
Total current liabilities	52,347,689	30,395,238

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	110,368	370,103
Finance leases liabilities, non-current	164,606	234,765
Bank loans, non-current	1,421,139	208,010
Deferred investment consideration payable	7,500,000	-
Derivative liabilities, non-current	3,086,519	-
Deferred tax liabilities	-	346,969
Contingent consideration for acquisition, non-current	-	1,378,000
Total non-current liabilities	12,282,632	2,537,847

TOTAL LIABILITIES	64,630,321	32,933,085

COMMITMENTS AND CONTINGENCIES

MEZZANINE EQUITY
Ordinary shares subject to possible redemption, nil and 217,724 shares as of March 31, 2025 and 2024, respectively*	-	700,000

SHAREHOLDERS’ EQUITY
Ordinary share, par value $0.0001; 500,000,000 shares authorized, 126,276,372 and 105,055,344 shares issued as of March 31, 2025 and 2024, respectively, and 121,947,978 and 105,055,344 outstanding as of March 31, 2025 and 2024, respectively*	12,196	10,506
Additional paid-in capital	18,149,582	1,730,098
Retained earnings	17,513,985	11,938,374
Accumulated other comprehensive income (loss)	178,312	(120,551)
TOTAL GCL Global Holdings Ltd shareholders’ equity	35,854,075	13,558,427

Non-controlling interests	1,103,187	2,366,732

TOTAL SHAREHOLDERS’ EQUITY	36,957,262	15,925,159

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$101,587,583	$49,558,244

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Stated in U.S dollar, except for the number of shares)

	For the Years Ended March 31,
	2025	2024	2023

REVENUES
Revenues	$140,563,181	$97,492,224	$76,780,259
Revenues, a related party	1,509,405	42,477	663,896
TOTAL REVENUES	142,072,586	97,534,701	77,444,155

COST OF REVENUES
Cost of revenues	(104,995,460)	(65,970,028)	(50,605,760)
Cost of revenues, related parties	(15,833,765)	(18,246,215)	(12,992,848)
TOTAL COST OF REVENUES	(120,829,225)	(84,216,243)	(63,598,608)

GROSS PROFIT	21,243,361	13,318,458	13,845,547

OPERATING EXPENSES
Selling and marketing	(2,568,702)	(2,602,892)	(2,689,213)
General and administrative	(15,438,447)	(13,109,638)	(7,555,613)
Total operating expenses	(18,007,149)	(15,712,530)	(10,244,826)

INCOME (LOSS) FROM OPERATIONS	3,236,212	(2,394,072)	3,600,721

OTHER INCOME (EXPENSE)
Other income, net	867,823	1,266,239	283,397
Interest expense, net	(2,255,934)	(507,803)	(191,154)
Change in fair value of contingent consideration for acquisition	(545,428)	(272,029)	(932,152)
Change in fair value of convertible notes	5,254,103	-	-
Change in fair value of derivative liabilities	(378,683)	-	-
TOTAL OTHER (EXPENSE) INCOME, NET	2,941,881	486,407	(839,909)

INCOME (LOSS) BEFORE INCOME TAXES	6,178,093	(1,907,665)	2,760,812

INCOME TAXES EXPENSE	(1,128,672)	(53,291)	(620,142)

NET INCOME (LOSS)	5,049,421	(1,960,956)	2,140,670

Less: net income (loss) attributable to non-controlling interests	(538,204)	(587,452)	154,551

NET INCOME (LOSS) ATTRIBUTABLE TO GCL GLOBAL HOLDINGS LTD’S SHAREHOLDERS	$5,587,625	$(1,373,504)	$1,986,119

NET INCOME (LOSS)	5,049,421	(1,960,956)	2,140,670

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	312,217	(87,881)	(25,886)

COMPREHENSIVE INCOME (LOSS)	5,361,638	(2,048,837)	2,114,784

Less: total comprehensive income (loss) attributable to noncontrolling interests	(522,820)	(583,642)	154,001

Total comprehensive income (loss) attributable to GCL Global Holdings Ltd’s shareholders	$5,884,458	$(1,465,195)	$1,960,783

INCOME (LOSS) PER SHARE - BASIC AND DILUTED, ORDINARY SHARES	$0.05	$(0.01)	$0.02

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING*
Basic and diluted	107,184,280	105,013,283	104,972,026

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

For the Years Ended March 31, 2025, 2024 and 2023

(Stated in U.S. dollar, except for the number of shares)

					Accumulated
	Ordinary share*		Additional paid-in	Retained	other comprehensive	Non-controlling	Total shareholders’
	Shares	Par value	capital	earnings	(loss) income	interest	equity
Balance as of March 31, 2022	25,896,000	$2,590	$1,102,505	$11,325,759	$(3,524)	$23,774	$12,451,104
Reverse recapitalization	79,076,376	7,908	(7,908)	-	-	-	-
Balance as of March 31, 2022	104,972,376	10,498	1,094,597	11,325,759	(3,524)	23,774	12,451,104
Net income	-	-	-	1,986,119	-	154,551	2,140,670
Recognition of non-controlling interest from acquisition of a subsidiary	-	-	-	-	-	2,590,000	2,590,000
Foreign currency translation adjustments	-	-	-	-	(25,336)	(550)	(25,886)
Balance as of March 31, 2023	104,972,376	10,498	1,094,597	13,311,878	(28,860)	2,767,775	17,155,888
Recognition of non-controlling interest from acquisition of subsidiaries	-	-	381,947	-	-	182,599	564,546
Accretion from change in fair value of ordinary shares subject to possible redemption	-	-	(12,652)	-	-	-	(12,652)
Net loss	-	-	-	(1,373,504)	-	(587,452)	(1,960,956)
Shares issuance for partial settlement of contingent consideration for acquisition	82,969	8	266,206	-	-	-	266,214
Foreign currency translation adjustments	-	-		-	(91,691)	3,810	(87,881)
Balance as of March 31, 2024	105,055,345	10,506	1,730,098	11,938,374	(120,551)	2,366,732	15,925,159
Reclassification of redeemable ordinary shares from mezzanine to permanent equity	217,724	22	699,978	-	-	-	700,000
Net loss	-	-	-	5,587,625	-	(538,204)	5,049,421
Acquisition of additional controlling interest of subsidiaries	-	-	(192,186)	-	2,030	(740,725)	(930,881)
Shares issuance for partial settlement of contingent consideration for acquisition	1,059,628	106	2,633,344	-	-	-	2,633,450
Ordinary shares issued for conversion of convertible notes	7,338,887	734	25,062,327	-	-	-	25,063,061
Issuance of ordinary share upon the reverse recapitalization	6,276,394	628	(10,081,840)	-	-	-	(10,081,212)
Incremental fair value of warrants upon the reverse recapitalization	-	-	12,014	(12,014)	-	-	-
Merger transaction cost	-	-	(1,713,953)	-	-	-	(1,713,953)
Stock-based compensation	2,000,000	200	(200)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	296,833	15,384	312,217
Balance as of March 31, 2025	121,947,978	$12,196	$18,149,582	$17,513,985	$178,312	$1,103,187	$36,957,262

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. dollar, except for the number of shares)

	For the Years Ended
	March 31,
	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$5,049,421	$(1,960,956)	$2,140,670
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	328,948	320,308	297,069
Amortization of intangible assets	1,065,373	1,168,358	517,902
Amortization of right of use assets- operating leases	861,508	839,152	662,748
Amortization of right of use assets- operating lease, a related party	-	-	3,396
Amortization of right of use assets- finance leases	113,207	43,900	26,556
(Recovery from) provision for credit loss and doubtful accounts	(195,604)	484,247	334,052
Loss from disposal of property and equipment	-	57,202	-
Deferred taxes benefit	(233,848)	(669,869)	(253,166)
Change in fair value of contingent consideration for acquisition	545,428	272,029	932,152
Change in fair value of convertible notes and derivative liabilities	(4,875,420)	-	-
Change in operating assets and liabilities
Accounts receivables	(6,553,616)	(688,981)	(8,469,244)
Inventories	(987,139)	(1,614,310)	(97,791)
Indefinite-lived intangible assets	(7,457,563)	3,679,922	(7,935,920)
Other receivable and other current assets	(1,078,716)	298,028	(604,789)
Amount due from related parties	(378,330)	-	-
Prepayments	(636,796)	(3,418,619)	438,951
Prepayments, a related party	(3,000,000)	-	1,525,280
Accounts payable	21,091,971	(1,521,354)	3,946,276
Accounts payable, a related party	(2,000,144)	2,501,759	2,153,601
Contract liabilities	294,594	(153,395)	(70,035)
Other payables and accrued liabilities	(11,884,607)	2,456,933	302,825
Operating Lease Liabilities	(851,010)	(803,335)	(657,410)
Operating Lease Liabilities, related parties	-	-	(3,363)
Income tax payables	473,709	25,277	444,370
Net cash (used in) provided by operating activities	(10,308,634)	1,316,296	(4,365,870)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(161,403)	(277,645)	(538,361)
Cash paid for contingent consideration for acquisition	(435,385)	(540,496)	(6,122)
Cash paid in business combinations, net of cash acquired	-	37,517	-
Loan to third party	(381,381)	-	-
Acquisition of long-term investment	(5,364,229)	-	(71,045)
Net cash used in investing activities	(6,342,398)	(780,624)	(615,528)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash paid for redemption of ordinary shares	-	(163,905)	-
Proceeds from bank loans	31,736,150	24,221,605	8,824,486
Repayments to bank loans	(28,835,340)	(25,419,912)	(2,482,844)
Proceeds from convertible notes	33,025,000	-	-
Loan from related party	-	3,954,657	78,362
Advance to related parties	-	(1,382,616)	(2,027,725)
Repayments to related parties	(1,617,045)	-	-
Principal payments of finance lease liabilities	(63,429)	(174,062)	(33,069)
Proceeds from reverse recapitalization, net of payments of transaction costs	611,708	-	-
Cash paid to acquire additional controlling interest in a subsidiary	(600,000)	-	-
Payments of deferred merger costs	(699,598)	(900,531)	-
Net cash provided by financing activities	33,557,446	135,236	4,359,210

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	138,564	(168,777)	(27,696)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	17,044,978	502,131	(649,884)

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of year	4,333,737	3,831,606	4,481,490

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, end of year	$21,378,715	$4,333,737	$3,831,606

SUPPLEMENTAL CASH FLOWS INFORMATION
Income taxes paid	$910,450	$723,160	795,551
Interest paid	$597,111	$507,803	191,163

SUPPLEMENTAL NON-CASH FLOWS INFORMATION
Fair value of share issuance in acquisition of a subsidiary	$-	$687,348	$-
Accretion of change in fair value of ordinary shares subject to possible redemption	$-	$12,652	$-
Recognition of initial right-of-use assets and lease liabilities	$-	$1,512,807	$123,014
Right-of-use assets in exchange for operating lease liabilities	$169,655	$-	$-
Recognition of non-controlling interest from acquisition of subsidiaries	$-	$564,546	$2,590,000
Recognition of acquisition payable for acquiring 2Game	$-	$-	$4,293,000
Share issuance for acquisition payable	$-	$266,214	$-
Deferred merger costs included in other payables and accrued liabilities	$-	$167,426	$-
Reclassification of redeemable ordinary shares from mezzanine to permanent equity	$700,000	$-	$-
Recognition of derivative asset from acquisition of additional controlling interest of subsidiaries	$269,119	$-	$-
Acquisition of additional interest in a subsidiary through recognition of payable	$600,000	$-	$-
Shares issuance for partial settlement of contingent consideration for acquisition	$2,633,450	$-	$-
Issuance of ordinary shares upon conversion of convertible notes	$25,063,061	$-	$-
Issuance of ordinary share upon the reverse recapitalization	$10,081,212	$-	$-
Recognition of incremental fair value of warrants upon the reverse recapitalization	$12,014	$-	$-
Reclassification of deferred merger costs to additional paid-in capital	$1,713,953	$-	$-
Deferred investment consideration payable	$7,500,000	$-	$-

The table below reconciles cash and cash equivalents, along with restricted cash, as reported on the statement of financial position to the total amounts presented in the statement of cash flows:

	As of March 31,
	2025	2024	2023
Cash and cash equivalents	18,247,380	2,677,059	2,543,045
Restricted cash	3,131,335	1,656,678	1,288,561
Total cash and cash equivalents, and restricted cash	21,378,715	4,333,737	3,831,606

The accompanying notes are an integral part of these consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

GCL Global Holdings Ltd (the “Company” or “PubCo”) was incorporated as a Cayman Islands exempted company limited by shares on October 12, 2023. The Company was formed solely for the purpose of completing the transactions contemplated by the merger agreement, dated as of October 18, 2023 (as amended on December 1, 2023, December 15, 2023, January 31, 2024, and September 30, 2024, the “Merger Agreement”). The parties to the Merger Agreement include PubCo, Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”), RF Acquisition Corp., a Delaware corporation (“RFAC”), and RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”). As further discussed below and in Note 3 on February 13, 2025 (the “Closing Date”), the Company consummated the business combination transactions (the “Business Combination”) contemplated by the Merger Agreement.

GCL Global was incorporated and registered as an exempted Company with limited liability on September 8, 2023, under the laws of the Cayman Islands. GCL Global is a holding Company and has no substantive operations other than holding all of the outstanding equities of its directly and indirectly owned subsidiaries through various recapitalizations.

The Company, through its subsidiaries in Singapore, Malaysia, Hong Kong, China, Brazil, the United Kingdom, and Dubai operates its business in four segments, 1) distribution of console games, 2) game publishing, 3) media advertising service, and 4) others.

— Reorganization under GCL Global Pte. Ltd (“GCL Global SG”)

GCL Global SG was incorporated on July 26, 2021, under the laws of Singapore. GCL Global SG is a holding Company and has no substantive operations other than holding all of the outstanding equities of Epic SG, 4Divinity SG, 2Game, and Starlight.

On June 30, 2023, GCL Global SG completed the acquisition of 100% of the equity interests in Titan Digital Media Pte Ltd (“Titan Digital”), which was held under common control with Grand Centrex Limited (“GCL BVI”). The transaction was executed with a consideration of SGD 10. GCL Global SG and Titan Digital are under the effective control of the same group of shareholders.

On July 18, 2023, GCL Global SG completed the acquisition of 100% of the equity interests in Epicsoft Hong Kong Limited (“Epic HK”), which was held under common control with GCL BVI. The transaction was executed with a consideration of HKD 10. GCL Global SG and Epic HK are effectively controlled by the same shareholder.

— Reorganization under GCL Global

GCL BVI was incorporated on November 16, 2018, under the laws of British Virgin Island (“BVI”).

GCL BVI is a holding Company and has no substantive operations other than holding all of the outstanding equity of Epic MY after reorganization under GCL Global SG.

On February 13, 2024, GCL BVI and GCL Global had completed a sequential two-step transaction involving (a) sale by GCL BVI of all its equity interests in GCL Global SG to GCL Global in return for GCL Global shares being issued to the GCL Shareholders (defined below), resulting in (i) GCL Global SG becoming a wholly-owned subsidiary of GCL Global; and (ii) GCL Shareholders holding all issued and outstanding shares in GCL Global; and (b) sale by GCL BVI shareholders holding a total of 99.8% of the total outstanding shares of GCL BVI (“GCL Shareholders”) of their equity interests in GCL BVI to GCL Global, resulting in GCL BVI becoming a 99.8%-owned subsidiary of GCL Global (the “Reorganization”).

Before and after the Reorganizations, GCL Global, together with its subsidiaries (as indicated above), is effectively controlled by the major shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

—Merger and reverse recapitalization

As described above and further discussed in Note 3, the Business Combination was consummated on February 13, 2025. As a result, RFAC and GCL Global, including its subsidiaries, became wholly-owned subsidiaries of the Company.

The Business Combination was accounted for as a “reverse recapitalization”. Under this method of accounting, RFAC was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of GCL Global issuing shares for the net assets of RFAC, accompanied by a recapitalization. The net assets of RFAC are stated at historical costs. No goodwill or other intangible assets are recorded.

Upon closing of the Business Combination, PubCo and its subsidiaries are hereafter referred as the Company.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following subsidiaries as of March 31, 2025:

Name	Background	Ownership
GCL Global Limited (“GCL Global”)	● A Cayman Island Company ● Incorporated on October 12, 2023 ● Holding Company	100.0% owned by Pubco
RF Acquisition Corp (“RFAC”)	● A Delaware, US Company ● Incorporated on January 11, 2021 ● Holding Company	100.0% owned by Pubco
Grand Centrex Limited (“GCL BVI”)	● A BVI Company ● Incorporated on November 16, 2018 ● Holding Company	99.8% owned by GCL Global
GCL Global Pte. Ltd (“GCL Global SG”)	● A Singapore Company ● Incorporated on July 26, 2021 ● Holding Company	100% owned by GCL Global
Titan Digital Media Pte. Ltd. (“Titan Digital”) (1)	● A Singapore Company ● Incorporated on January 08, 2018 ● An advertising Company that provides video production, and advertising in social media platform.	85% owned by GCL Global SG
Epicsoft Asia Pte. Ltd (“Epic SG”)	● A Singapore Company ● Incorporated on September 23, 2014 ● A gaming Company that engage in operation of distribution of console games software, and console game code.	100% owned by GCL Global SG
Epicsoft (Hong Kong) Limited (“Epic HK”)	● A Hong Kong Company ● Incorporated on April 15, 2005 ● A gaming Company that engage in operation of distribution of console games software, and console game code.	100% owned by GCL Global SG
4Divinity Pte. Ltd. (“4Divinity SG”)	● A Singapore Company ● Incorporated on September 30, 2022 ● Publishing of game software	100% owned by GCL Global SG
4Divinity UK Ltd. (“4Divinity UK”)	● A United Kingdom Company ● Incorporated on December 4, 2024 ● Publishing of game software	100% owned by 4Divinity SG
Epicsoft Malaysia Sdn. Bhd. (“Epic MY”)	● A Malaysian Company ● Incorporated on June 26, 2019 ● Distribution of console game software and hardware.	100% owned by GCL BVI

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2Game Digital Limited (“2Game”) (4)	● A Hong Kong Company ● Incorporated on May 11, 2022 ● Distribution of console game code	61% owned by GCL Global SG
Starlight Games (HK) limited (“Starlight”) (2)	● A Hong Kong Company ● Incorporated on November 08, 2019 ● Distribution of console game software	100% owned by GCL Global SG
Starry Jewelry Pte. Ltd. (“Starry”) (1)	● A Singapore Company ● Incorporated on June 16, 2020 ● Retail in jewelry.	100% owned by Titan Digital
Martiangear Pte. Ltd. (“Martiangear”) (3)	● A Singapore Company ● Incorporated on September 24, 2020 ● Retail in gaming desk and chair	100% owned by GCL Global SG
Hainan GCL Technology Co. Ltd. (“Hainan GCL”)	● A PRC Company ● Incorporated on July 26, 2024 ● Distribution of console game code	100% owned by GCL Global SG
2 Game Pro LTDA (“2Game Brazil)	● A Brazil Company ● Incorporated on August 25, 2023 ● Distribution of console game code	100% owned by 2Game
2 Game Digital DMCC (“2Game Dubai”)	● A Dubai Company ● Incorporated on October 1, 2024 ● Distribution of console game code	100% owned by 2Game

(1)	On April 12, 2023, Titan Digital acquired 100% equity interest in Starry from Debbie Soon Rui Yi (“Debbie”), the spouse of Jianhao Tan, the Chief Executive Officer (“CEO”) of Titan Digital, through issuance of 17,648 or 15% of Titan Digital’s ordinary shares to Debbie. As a result, the Company’s equity interest in Titan Digital was reduced from 100% to 85% upon completion of the acquisition of Starry. (see Note 4)

(2)	On July 14, 2023, Starlight was dissolved due to cessation of operation since September 2021.

(3)

On September 4, 2023, Titan Digital acquired 100% equity interest of Martiangear from two third-parties for cash consideration of $148,000 and share consideration of 53,711 ordinary shares by GCL BVI.

On December 12, 2024, Titan Digital sold all of its equity interest in Martiangear to GCL Global SG for a total consideration of SGD 10.

(4)	On March 19, 2025, GCL Global SG acquired an additional 10% equity interest in 2Game for a total consideration of $1,200,000. As a result of this acquisition, GCL Global SG increased its equity interest in 2Game from 51% to 61% (See Note 19).

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include lease liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for credit loss and doubtful accounts, reserve for excess and obsolete inventory, estimates of impairment of long-lived assets and goodwill, valuation allowances for deferred tax assets, other provisions and contingencies, contingent consideration for acquisition, fair value of derivative liability and estimated fair value used in business acquisitions. Actual results could differ from these estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operation and comprehensive income (loss).

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company’s subsidiaries in Singapore, Hong Kong, Malaysia, China, Brazil, the United Kingdom, and Dubai conduct their businesses and maintain their books and records in US$, or local currencies of Singapore Dollars (“SGD”), Hong Kong Dollar (“HKD”), Malaysian Ringgit (“MYR”), Chinese Yuan (“RMB”), Brazil Real (“BRL”), and United Arab Emirates Dirham (“AED”) as their respective functional currencies.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of change in shareholders’ equity. Cash flows are also translated at average translation rates for the periods. Therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Exchange rate presented below were quoted by the Federal Reserve of the United States.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Translation of foreign currencies into US$ 1 have been made at the following exchange rates for the respective periods:

	As of and for the years ended March 31,
	2025	2024	2023
Period-end SGD: US$1 exchange rate	1.3445	1.3475	1.3294
Period-end HKD: US$1 exchange rate	7.7799	7.8259	7.8499
Period-end MYR: US$1 exchange rate	4.4365	4.7225	4.413
Period-end RMB: US$1 exchange rate	7.2567	-	-
Period-end BRL: US$1 exchange rate	5.7405	-	-
Period-end AED: US$1 exchange rate	3.6730	-	-
Period-average SGD: US$1 exchange rate	1.3380	1.3447	1.3739
Period-average HKD: US$1 exchange rate	7.7930	7.8246	7.8389
Period-average MYR: US$1 exchange rate	4.5067	4.6409	4.4467
Period-average RMB: US$1 exchange rate	7.2163	-	-
Period-average BRL: US$1 exchange rate	5.6071	-	-
Period-average AED: US$1 exchange rate	3.6729	-	-

Business Combination

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers and liabilities incurred by the Company and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiaries acquired, the difference is recognized directly in the consolidated statements of operation and comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operation and comprehensive income (loss).

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets and consolidated statements of operation and comprehensive income (loss). Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

Segment reporting

The chief executive officer is identified as the Company’s chief operating decision-maker who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by different revenues streams for purposes of allocating resources and evaluating financial performance. Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating within four operating and three reportable segments as set forth in Note 25.

Cash and cash equivalents, and restricted cash

Cash is carried at cost and represents cash on hand. Cash equivalents consist of time deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less. In addition, cash equivalents also consist of funds received from customers, which were held at the third-party platform’s account, and which are unrestricted and immediately available for withdrawal and use.

Restricted cash consists of fixed deposits being held as collateral to secure the banking facilities. As of March 31, 2025 and 2024, the Company had deposit amounted to $3,131,335 and $1,656,678, respectively, held in the banks as collateral to secure the banking facilities which the Company signed with HSBC Bank and Citibank (referred to Note 14).

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Company measured the credit loss against its accounts receivable and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in the consolidated statements of operation and comprehensive income (loss). The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecast of future economic conditions and other factors that may affect the Company’s ability to collect from customers. As of March 31, 2025 and 2024, the Company provided allowance for credit loss of $248,956 and $325,457, respectively.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Weighted average method is the inventory valuation method applied to these inventories. Inventories mainly include physical console game compact disc, gaming hardware and accessories which are purchased from the Company’s suppliers as merchandized goods. Inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written down to net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances. For the years ended March 31, 2025, 2024 and 2023, $211,356, $468,941 and $288,604 of inventories write-down were recorded, respectively.

Other receivables and other current assets, net

Other receivables primarily include receivables from the marketing expense related in promoting console game that the Company paid on behalf of vendors, and refundable deposit such as rental deposit. The Company measures credit loss against its other receivables using the current expected credit loss model under ASC 326. As of March 31, 2025 and 2024, the Company provided allowance for credit loss of $27,923 and $52,949, respectively.

Prepayments, net

Prepayments are mainly cash deposited or advanced to suppliers for future inventory purchases. These amounts are refundable if the purchases are not completed and bear no interest. For any prepayments determined by management that such advances will not be in receipts of inventories, services, or refundable, the Company will recognize an allowance account to reserve such balances. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection or realization of amounts due are at risk. Delinquent account balances are written-off against allowance after management has determined that the likelihood of completion or collection is not probable. As of March 31, 2025 and 2024, the Company provided allowance related to prepayment of $114,792 and $209,412, respectively

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Office equipment	3 years
Furniture & fitting	3 years
Office and warehouse renovation	Shorter of the lease term or 3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operation and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Indefinite-lived intangible assets (Console Game Codes)

The Company’s indefinite-lived intangible assets consisted of the console game codes. The console game codes represent sequences of code providing users with access to specific video games. Acquired from vendors in batches, their primary purpose is for resale. Each console game code grants single access right to the user and is individually identified at cost upon purchase from its vendor.

Each console game code is defined as an intangible asset, due to its lack of physical form. The useful life of an intangible asset should be considered indefinite if no legal, regulatory, contractual, competitive, economic, or other factors limit its useful life to the reporting entity in accordance with ASC 350-30-35-4. Consequently, each console game code is recorded at cost on the Company’s consolidated balance sheet and is not subject to amortization. Instead, the cost of each game code will be transferred to cost of goods sold upon the sale of each individual code. Additionally, the remaining balance of the console game codes will continue to generate cash flows from sales activities until the last code is sold, with the total balance and the number of consol game codes decreasing as individual codes are sold.

Impairment testing for indefinite-lived intangible assets is conducted on both an interim and annual basis to assess whether the carrying value of an individual asset exceeds its fair value. When the carrying value exceeds fair value, the carrying amount is reduced to the fair value. The assessment for impairment incorporates a review of external factors, including current market prices for console game codes, market demand trends, and market competition. Additionally, the evaluation considers the long-term viability of the console game codes, factoring in elements such as platform support and the lifespan of the gaming ecosystem in which the console game codes operate.

If the fair market value of an indefinite-lived intangible asset is determined to be lower than its carrying value at any point during the reporting period, an impairment loss equal to the difference is recognized in the consolidated statements of operations and comprehensive income (loss). For the years ended March 31, 2025, 2024, and 2023, impairment losses of $11,688, $500,684 and nil, respectively, were recorded against indefinite-lived intangible assets.

Definite-lived intangible assets

Definite-lived intangible assets consisted primarily of customer relationships, trademark and license. The estimated useful life and amortization methodology of intangible assets are determined based on the period in which they are expected to contribute directly to cash flows in accordance with ASC Topic 350 “Intangibles — Goodwill and Other”. Intangible assets that are determined to have a definite life are amortized over the life of the asset.

Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds its fair value determined by using a discounted cash flow model.

Long-term investments

The Company accounts for equity investments without a readily determinable fair value under ASC 321, Investments - Equity Securities. Such investments are initially measured at cost and subsequently adjusted for observable price changes and impairments, if applicable. Impairment assessments are conducted at each reporting date, and any impairment losses are recognized in the consolidated statement of operations and comprehensive income (loss). Equity investments are evaluated to determine whether they meet the definition of in-substance common stock under ASC 323, Investments - Equity Method and Joint Ventures. Investments that fail to meet this definition are not accounted for under the equity method. Instead, they are classified and measured in accordance with ASC 321.

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, or more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive income (loss). Impairment losses on goodwill are not reversed.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. Management has determined that the Company has two reporting units within the entity at which goodwill is monitored for internal management purposes.

The table below summarizes the changes in the carrying amount of goodwill for each reporting unit:

	Console Game	Publishing	Media Advertising service	Others	Total
Balance at March 31, 2022	$-	$-	$-	$-	$-
Acquired goodwill	2,047,154	-	-	-	2,047,154
Balance at March 31, 2023	2,047,154	-	-	-	2,047,154
Acquired goodwill	674,367	-	-	268,873	943,240
Impairments	-	-	-	-	-
Balance at March 31, 2024	2,721,521	-	-	268,873	2,990,394
Acquired goodwill	-	-	-	-	-
Impairments	-	-	-	-	-
Balance at March 31, 2025	$2,721,521	$-	$-	$268,873	$2,990,394

An entity performs its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value. If fair value exceeds the carrying amount, no impairment should be recorded. Any loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

An entity may still perform the optional qualitative assessment for a reporting unit to determine if it is more likely than not that goodwill is impaired. However, this ASU eliminates the requirement to perform a qualitative assessment for any reporting unit with zero or negative carrying amount.

For the year ended March 31, 2024, management evaluated the recoverability of goodwill by comparing the fair value of a reporting unit with its carrying amount. The Company had engaged with a third-party appraiser in assessing the fair value of the game distribution reporting unit by applying income approach which considers the present value of the game distribution reporting unit’s future after-tax cash flows, discounting them to present value using a 13.0% discount rate. As a result, the fair value of the game distributing reporting unit’s fair value exceeds its carrying value, and therefore, no impairment loss on goodwill was recognized for the year ended March 31, 2024.

For the years ended March 31, 2025 and March 31, 2023, management evaluated impairment of goodwill by performing qualitative assessment on its reporting units and determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, and therefore, no impairment loss on goodwill was recognized for the years ended March 31, 2025 and 2023.

Impairment for long-lived assets

In accordance with ASC 360-10, long-lived assets, including property and equipment with finite lives, are reviewed for impairment loss whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the assets. If an impairment loss is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach, or, when available and appropriate, comparable market values. As of March 31, 2025 and 2024, no impairment of long-lived assets was recognized.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative asset

In connection with the share sale and purchase Agreement (“2Game SPA”) executed on March 19, 2025 between the Company and 2Game’s minority shareholders, for the acquisition of an additional 10% controlling interest in 2Game, the Company recognized a derivative asset related to a contractual buy-back option and obligation (“Buy-Back Feature”) embedded in the agreement. Under the terms of the agreement, the Company has the sole discretion to exercise the buy-back option or may enforce a buy-back obligation requiring the minority shareholders of 2Game to repurchase the acquired shares at a specified premium if certain financial targets are not met within the twelve months ended March 31, 2026. In accordance with ASC 815-40 “Derivatives and Hedging,” the Company determined that the Buy-Back Feature met the definition of a derivative, and therefore need to bifurcate and separately accounted for. As a result, the Buy-Back feature is recognized as a derivative asset, measured initially and subsequently at fair value, with changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss) in each reporting period until the obligation is settled or expires.

Contingent consideration for acquisitions

In connection with the business combination set forth in Note 4, the Company recognized contingent consideration for acquisition upon completion of the business combination in accordance with ASC 805-10-55-28. The Company determined the fair value of the contingent consideration for acquisition as the Company has the obligation to pay cash or issuing shares to settle the contingent consideration upon 2Game’s achievement of certain performance milestones.

In accordance with ASC 815-40 “Derivatives and Hedging”, the Company determined that the contingent consideration for acquisition should classified as a liability as it does not consider indexed to the Company’s stock. As a result, the contingent consideration for acquisition shall be measured initially, and subsequently at fair value on each reporting date. The Company will continue to adjust the carrying value of the contingent consideration for acquisitions until contingency is finally determined. Any changes in fair value will be recorded as a gain or loss in the statements of operations and comprehensive income (loss).

Contingent consideration for acquisition was valued at the time of acquisitions and each of the financial statement date, using unobservable inputs and discounted cash flow methodology. The determination of the fair value is based on discounted cash flows, the key assumptions include the probability of meeting each performance target and the discount factor.

Convertible notes and derivative liabilities

The Company accounts for convertible notes in accordance with ASC 470, Debt, and ASC 815, Derivatives and Hedging. Convertible notes that contain embedded features—such as conversion rights, bonus shares, top-up shares, or other contingent settlement provisions—are evaluated to determine whether the features require bifurcation and separate accounting. If the embedded features do not meet the criteria for separate accounting but result in the instrument being accounted for as a hybrid financial instrument, the Company applies the fair value option and measures the entire convertible note at fair value, with changes in fair value recognized as a gain or loss in the consolidated statements of operations and comprehensive income (loss) until conversion.

Embedded features that are not clearly and closely related to the host instrument and do not qualify for equity classification are accounted for as derivative liabilities. These derivative liabilities are measured at fair value upon initial recognition and remeasured at each reporting date, with changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss) until the instruments are settled.

Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity”, where equity interests are determined to be conditionally redeemable upon the occurrence of certain events that are not solely within the control of the Group, and upon such event, the shares would become redeemable at the option of the holders, they are classified as mezzanine equity (temporary equity). As of March 31, 2025 and 2024, ordinary shares subject to possible redemption were 0 and 217,724 shares, respectively, as temporary equity, outside of the shareholders’ equity section of the Company’s consolidated balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Common Stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital or accumulated deficit if additional paid-in capital equals to zero. On November 22, 2023, 466,164 ordinary shares were fully redeemed for cash consideration of $163,905. On February 13, 2025, 217,724 ordinary shares subject to possible redemption were being reclassified to permanent equity.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. The Company determined that upon further review of the warrant agreements, the Company concluded that its warrants qualify for equity accounting treatment.

Upon completion of the Business Combination, all of RFAC’s public and private placement warrants remain outstanding were replaced by the Company’s public and private placement warrants. The Company treated such warrants replacement as a warrant modification and recognized incremental fair value of $12,014 as a deemed dividend paid to the warrant holders.

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and collectability is probable.

Revenue recognition policies for each type of revenue stream are as follows:

(1)	Revenue from sales of console game, gaming hardware, and accessories

The Company generates revenue from distributing gaming content that are compatible with major gaming consoles such as Sony PlayStation, Microsoft Xbox, and personal computers (“PC”) to retailers. Additionally, the Company is involved in the sale of gaming hardware and accessories, primarily consisting of controllers, adapters, headsets, gaming desks and chairs, etc.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognized the revenue from sales of console game, gaming hardware, and accessories at a point in time when control of the product is passed to the retailers, generally after the retailers pick up the products or the Company delivers the products to the retailers’ appointed forwarding agent, which is the point in time that the retailers are able to direct the use of and obtain substantially all of the economic benefit of the goods. The transfer of control typically occurs at a point in time based on consideration of when the retailers have the obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the retailers have accepted the goods. Revenue is recognized net of estimates of variable consideration, including product returns, and customer discounts. Historically, the product return was immaterial.

The Company determined that the shipping and handling activities are performed before the customer obtains control of the good. The Company elects to account for shipping and handling as activities to fulfill the promise to transfer the good, and accrue the related shipping cost.

Cost of revenue from sales of console game, gaming hardware, and accessories consist of cost of purchase of console game compact discs, gaming hardware and accessories from vendors.

(2)	Revenue from sales of console game code

The Company derives its revenue from the sale of console game codes through the following settlement arrangement: (1) fixed price settlement with sales price being predetermined in the contract, and (2) variable price settlement with sales price being variable and to be settled based on retailer’s monthly sales.

The Company recognized the revenue from sales of console game code at a point in time when control of the goods is passed to retailers or end users, generally after the console game code was E-delivered to the retailers or end users, which is the point in time that the customers are able to direct the use of and obtain substantially all of the economic benefit of the goods. The transfer of control typically occurs at a point in time based on consideration of when the retailers or end users have an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the retailers or end users has accepted the goods.

For settlement arrangement under the fixed price settlement, the transaction price is generally fixed and does not contain any variable considerations such as sales returns, discounts, or rebates, as the Company settles the sales with customers on a sales contract basis.

For settlement arrangement under the variable price settlement, the transaction price is subject to variation and is determined based on the retailer’s monthly sales. The pricing for individual game codes is calculated by considering their wholesale price and the quantity sold. Additionally, a proportionate adjustment is made based on the total sales of each specific game code. As a result, the consideration received from retailer can fluctuate, making it a variable component of the overall consideration.

The Company accounts for revenue from sales of console game code under both settlement arrangements as mentioned above on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide specified goods, of which the Company has control and has the ability to direct the use to obtain substantially all the benefits.

In making this determination, the Company assesses whether it is responsible to fulfil the performance obligation in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. The Company determined that it is primarily responsible for fulfilling the promise to provide the specified good as the Company directly purchases the consoled game code from the vendors prior to posting any sale to retailers or end users. Meanwhile, the Company maintained the console game code electronically which demonstrates that Company has control over the goods and is subject to inventory risk. Furthermore, the Company has discretion in establishing the price of the goods which has demonstrated that the Company has the ability to direct the use of the goods and obtain substantially all of the benefits.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of revenue from sales of console game code consist of cost of console game codes purchased from vendors.

(3)	Revenue from game publishing

The Company generates its revenue from game publishing by providing a non-exclusive license to reproduce, publicly display and perform, transmit, sell, license and otherwise distribute the PC games in object code form (“console game code”) to gaming platforms such as Sony’s PlayStation Network, Valve’s Steam, and Microsoft’s Xbox for distribution. In these sales arrangements, the gaming platforms are considered as the Company’s customers.

The Company recognizes revenue from game publishing at the point in time when control of the console game code is transferred to the Gaming Platform, which specifically occurs when the console game code is activated. Since the transaction price for publishing varies and is determined based on a predetermined rate applied to the Gaming Platform’s monthly sales, the Company recognizes revenue based on the consideration expected to be received from the Gaming Platform.

The Company accounts for revenue from game publishing on a gross basis as the Company is acting as a principal who is primarily responsible for fulfilling the promise to publishing the game on the Gaming platform.

Cost of revenue from game publishing consist of game developing cost from developers.

(4)	Video marketing campaign services

The Company provides video marketing campaign services, which include video production, content alteration based on the customer’s specifications, and video publishing on designated influencers’ social media platforms. The Company identifies video marketing campaign services as a single performance obligation because the services in the contract cannot be distinct.

The customer cannot simultaneously receive and consume the benefits provided by the Company throughout the performance obligation process, and the customer does not have control on the video content as it is produced. Therefore, none of the criteria of ASC 606-10-25-27 is met, and the Company recognizes revenue from video marketing campaign services at a point in time when the customer takes control of the video. The transfer of control typically occurs when customers are able to direct the use of and obtain substantially all of the economic benefits of the video, which happens when the video production is completed and accepted by the customer.

Cost of revenue from video marketing campaign service consist of video production related cost such as labor and production supplies.

(5)	Social media advertising

The Company generates revenue from social media advertising by monetizing video content on social media platforms by allowing advertisement to be displayed within the Company’s video posting during the playback process.

Revenue from social media advertising is recognized by the Company when it fulfills its performance obligation at a point in time, which occurs when the Company grant the right to use of the license of the video content to the social media platform, and when the social media platform can derive substantial economic benefit from monetizing the video content. The revenue generated is contingent on a profit- sharing arrangement with the social media platform and is assessed based on multiple factors. These factors include viewer engagement, viewer location, the type of advertisements, the number of advertisements engaged with, and more. The transaction price will be entitled to be received by the Company upon monthly settlement with the social media platform. Consequently, the Company has determined that revenue from social media advertising is recognized at a point in time when it is probable that a significant reversal of the revenue recognized will not occur.

Cost of revenue from social media marketing service consist of video production related cost such as labor and production supplies.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of March 31, 2025, 2024 and 2023, the Company did not incur any incremental costs to obtain contract.

As of March 31, 2025 and 2024, the Company did not have any contract assets.

The Company recognized advance payments from its customer prior to revenue recognition as contract liability until the revenue recognition performance obligations are met. As of March 31, 2025 and 2024, the contract liabilities amounted to $505,323 and $209,903, respectively. For the years ended March 31, 2025, 2024, and 2023, revenue recognized that was included in the beginning period contract liabilities balance amounted to $209,903, $363,726, and $433,924, respectively. As of March 31, 2025 and 2024, there were no contracts with performance obligations beyond twelve months for revenue recognition.

Disaggregated information of revenues by products/services are as follows:

	For the Years Ended March 31,
	2025	2024	2023
Console game	$36,082,735	$38,429,942	$39,499,316
Console game code	87,180,808	52,588,862	28,575,826
Console game– subtotal	123,263,543	91,018,804	68,075,142

Game publishing	16,029,523	3,431,680	6,103,312

Video marketing campaign services	1,815,420	2,128,589	2,486,844
Social media advertising services	422,944	587,500	778,857
Media advertising services- subtotal	2,238,364	2,716,089	3,265,701

Other revenue	541,156	368,128	—

Total revenues	$142,072,586	$97,534,701	$77,444,155

Warranty

The Company generally provides limited warranties for its products sold. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at time of delivery and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or the Company’s best estimate. As the historical claim rates of warranty were immaterial, the Company did not accrue warranty reserves as of March 31, 2025 and 2024.

Advertisement expense

Advertising is mainly through online and offline promotion activities. Advertisement expenses amounted to $2,155,033, $1,547,129 and $2,111,178 for the years ended March 31, 2025, 2024, and 2023, respectively.

Deferred merger costs

Deferred merger costs consist primarily of expenses paid to attorneys, underwriters, and others direct costs related to the Merger. Should the Merger prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Defined contribution plan

Full-time employees of the Company are entitled to government-mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government-mandated defined contribution plan. Total expenses for the plans were $305,690, $211,432 and $173,265 for the years ended March 31, 2025, 2024 and 2023, respectively.

The related contribution plans include:

Singapore subsidiaries

—	Central Provident Fund (“CPF”) — 17.00% based on employee’s monthly salary for employees aged 55 and below, reduces progressively to 7.5% as age increase;

—	Skill Development Levy (“SDL”) — up to 0.25% based on employee’s monthly salary capped $8.3 (SGD 11.25).

Malaysian subsidiary

—	Social Security Organization (“SOSCO”) — 1.75% based on employee’s monthly salary capped of RM 4,000;

—	Employees Provident Fund (“EPF”) — 12% based on employee’s monthly salary; and

—	Employment Insurance System (“EIS”) — 0.2% based on employee’s monthly salary capped of RM 4,000.

Hong Kong subsidiaries

—	Mandatory Provident Fund (“MPF”) — 5% based on employee’s monthly salary capped of HKD 30,000;

Brazil subsidiary

—	Employees’ Severance Indemnity Fund (“FGTS”) — 8% based on employee’s monthly salary;

—	Social Security Contribution (“INSS”) — up to 14% based on employee’s monthly salary capped of BRL 7,507;

United Kingdom subsidiary

—	National Insurance Contribution (“NIC”) — up to 15.05% based on employee’s monthly salary, subject to statutory thresholds;

—	Workplace Pension — minimum 3% based on qualifying earnings;

Dubai subsidiary

—	General Pension and Social Security Authority (“GPSSA”) — 12.5% based on employee’s monthly salary;

People of republic of China (“PRC”) subsidiary

—	Social Security and Housing Provident Fund Contributions — Employers are required to contribute to five statutory social insurance programs (pension, medical, unemployment, maternity, and work-related injury) and the housing provident fund. The total employer contribution rate typically ranges from approximately 30% to 40% of each employee’s monthly salary, subject to minimum and maximum contribution bases set by local authorities. The exact contribution rates and bases vary by city and province.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goods and Services Taxes (“GST”) and Value Added Taxes (“VAT”)

Revenue represents the invoiced value of service, net of applicable GST or VAT. The GST is chargeable on gross sales price. In Singapore, GST rate is 8% on gross sales price for calendar year 2023 and 9% for calendar year 2024. In the United Kingdom, VAT is 20%; in China, VAT is generally 13%, with reduced rates of 9% and 6% for specific industries; and in Dubai, United Arab Emirates, VAT is 5%. Entities that are GST/VAT-registered are allowed to offset qualified input GST/VAT paid to suppliers against their output GST/VAT liabilities. Net GST/VAT balance between input GST/VAT and output GST/VAT is recorded in tax payable or receivable.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income tax. The charge for taxation is based on the results for the fiscal year and adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date

Deferred tax is calculated using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more likely than not that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest were incurred related to underpayment of income tax for the years ended March 31, 2025, 2024, and 2023.

The Company recognizes interest and penalties related to unrecognized tax benefits, if any, on the other expense line in the accompanying consolidated statement of income. Accrued interest and penalties are included on the other payables and accrued liabilities line in the consolidated balance sheets.

The Company conducts a significant portion of its business activities in Singapore, Malaysia, Hong Kong, and the People’s Republic of China (“PRC”) and is subject to taxation in these jurisdictions. As a result of these activities, the Company’s subsidiaries file separate tax returns that are subject to examination by the respective foreign tax authorities. As of March 31, 2025, the tax returns for the Company’s Singapore entities for the years 2022 through 2025 remain open for statutory examination by the Singapore tax authorities. Similarly, the tax returns for the Company’s Hong Kong entities for the years 2020 through 2025 remain open for examination by the Hong Kong tax authorities. The tax returns for the Company’s Malaysia entity for the years 2021 through 2025 also remain open for examination by the Malaysian tax authorities. In addition, the tax return for the Company’s PRC entity for the year 2024 remains open for statutory examination by the PRC tax authorities.

Debt Issuance Costs

The Company incurred debt issuance costs in connection with the issuance of convertible notes described in Note 16. As the Company has elected to account for the convertible notes at fair value under the fair value option, all related debt issuance costs are expensed immediately in the period incurred.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, namely net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) includes items such as results of foreign currency translation adjustment.

Earnings (loss) per share

The Company computes earnings or loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the Company divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended March 31, 2025, 2024, and 2023, the Company had the 16,500,000, 0, and 0 shares of warrants, respectively, outstanding which were not included in the calculation of diluted net (income) loss per ordinary share because inclusion thereof would be anti-dilutive.

Fair value measurements

Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain assets and liabilities such as cash and restricted cash, accounts receivable, net, amount due from related parties, other receivables and other current assets, prepayments, banking facilities, accounts payable, contract liabilities, amount due to related parties, other payables and accrued liabilities, and tax payables have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company believes that its long-term bank facilities approximate the fair value based on current yields for debt instruments with similar terms.

The following table sets forth by level within the fair value hierarchy our financial asset and liability that were accounted for at fair value on a recurring basis As of March 31, 2025 and 2024:

	Carrying Value at March 31,	Fair Value Measurement at March 31, 2025
	2025	Level 1	Level 2	Level 3
Derivative asset attributable to Buy-Back Feature embedded in 2Game SPA	$269,119	$-	$-	$269,119
Contingent consideration for acquisition of 2Game	$1,121,006	$-	$-	$1,121,006
Derivative liabilities (Top-Up Shares)	$3,086,519	$-	$-	$3,086,519

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Carrying Value at March 31,	Fair Value Measurement at March 31, 2024
	2024	Level 1	Level 2	Level 3
Contingent consideration for acquisition of 2Games	$3,697,000	$-	$-	$3,697,000

The following is a reconciliation of the beginning and ending balance of the financial assets and liability measured at fair value on a recurring basis for the years ended March 31, 2025, 2024, and 2023:

Derivative Asset
Initial fair value of derivative assets attributable to Buy-Back Feature embedded in 2Game SPA	$269,119
Change in fair value of derivative asset	-
Ending balance As of March 31, 2025	$269,119

Contingent consideration for acquisition
Beginning balance	$3,360,848
Change in fair value of contingent consideration for acquisition	932,152
Ending balance as of March 31, 2023	$4,293,000
Payment of cash and share consideration	(806,710)
Change in fair value of contingent consideration for acquisition	272,029
Exchange rate difference	(61,319)
Ending balance as of March 31, 2024	3,697,000
Payments of cash and share consideration	(3,068,835)
Change in fair value of contingent consideration for acquisition	545,428
Exchange rate difference	(52,587)
Ending balance as of March 31, 2025	$1,121,006

Convertible notes
Initial fair value of convertible notes	$33,025,000
Conversion of the convertible notes	(25,063,061)
Change in fair value of convertible notes upon conversion of the convertible notes	(5,254,103)
Fair value allocated to Top-Up Shares upon conversion of the convertible notes	(2,707,836)
Ending balance as of March 31, 2025	$-

Derivative liabilities (Top-Up Shares)
Fair value allocated to Top-Up Shares upon conversion of the convertible notes	$2,707,836
Change in fair value of derivative liability	378,683
Ending balance as of March 31, 2025	$3,086,519

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leases

The Company accounts for leases in accordance with ASU 2016-02, “Leases” (Topic 842).

If any of the following criteria are met, the Company classifies the lease as a finance lease:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company combines lease and non-lease components in its contracts under Topic 842, when permissible.

Finance and operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee.

The finance or operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognizes the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on straight-line basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2025, 2024, and 2023, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Related parties

The Company identifies related parties, accounts for and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Corporations or individual parties are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operating decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Commitments and contingencies

The Company adheres to ASC 450, “Contingencies” for the recognition, measurement, and disclosure of commitments and contingencies. Contingencies, representing uncertainties related to potential liabilities or gains stemming from past events, are evaluated based on available information, legal counsel advice, and historical experience. The Company records accruals for losses when it is probable and reasonably estimable.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

New Accounting Standards That Have Been Adopted:

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on April 1, 2024, and retrospectively apply to all periods presented in the consolidated financial statement. The adoption of this ASU did not have a material impact on the consolidated financial statements and related disclosures.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New Accounting Standards That Have Not Yet Been Adopted:

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the accounting guidance for induced conversions of convertible debt. The amendments clarify that, to account for a settlement as an induced conversion, an inducement offer must provide at least the consideration (in form and amount) issuable under the original conversion terms, even for instruments with cash conversion features. The amendments also clarify that the guidance applies to instruments not currently convertible, provided they had a substantive conversion feature at issuance and at the time of the inducement offer. The amendments aim to improve the relevance and consistency in application of the induced conversion guidance and are effective for annual periods beginning after December 15, 2025, with early adoption permitted for entities that have adopted ASU 2020-06. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Consolidated Financial Statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flow.

Note 3 – Reverse recapitalization

On February 13, 2025 (the “Closing Date”), the Company consummated the transactions contemplated by that certain agreement and plan of merger dated October 18, 2023 (as amended on December 1, 2023, December 15, 2023, January 31, 2024, and September 30, 2024, the “Merger Agreement”), entered by and among (i) the Company, (ii) RFAC, (iii) GCL BVI, (iv) GCL Global, and, (v) Sponsor. Pursuant to the Merger Agreement, the Company formed two wholly-owned subsidiaries for the purpose of participating in the contemplated transactions: (i) a Cayman Islands exempted company limited by shares (“Merger Sub 1”), and (ii) a Delaware corporation (“Merger Sub 2”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement. On the Closing Date, pursuant to the Merger Agreement: (a) Merger Sub 1 merged with and into GCL Global, with GCL Global continuing as the surviving entity in the merger (the “Initial Merger”), as a result of which: (i) GCL Global became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of GCL Global immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive such number of newly issued shares of the Company specified below; and (b) Merger Sub 2 merged with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of the Company (the “SPAC Merger” and together with the Initial Merger, the “Mergers”, and together the other transactions and ancillary agreements contemplated by the Merger Agreement and the Ancillary Agreements (as defined below), the “Business Combination” or “Transactions”). As a result of the Transactions, RFAC and GCL Global each became a wholly-owned subsidiary of the Company.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Upon the consummation of the Business Combination, the following transaction (“collectively, the “Transaction”) were completed, based on the Company’s capitalization as of February 13, 2025:

●

Each ordinary share of GCL Global issued and outstanding immediately prior to the Initial Merger Effective Time (other than any treasury shares or Dissenting Shares), was automatically cancelled and ceased to exist in exchange for the right to receive, such number of newly issued ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) at an exchange ratio of 1 for 4.0536 (“Exchange Ratio”) , rounded up to the nearest whole share (the “Merger Consideration Shares”), and as of the Initial Merger Effective Time, each Company Shareholder (as defined in the Merger Agreement) ceased to have any other rights in and to GCL Global (other than any applicable appraisal and dissenter’s rights);

●	Each share of RFAC common stock, including RFAC Class A Common Stock and RFAC Class B Common Stock, issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) was automatically cancelled and ceased to exist and, for each share of RFAC common stock, the Company issued to each RFAC shareholder (other than RFAC shareholders who exercised their redemption rights in connection with the Business Combination) one validly issued Company ordinary share

●	Each RFAC warrant issued and outstanding immediately prior to effective time of the Business Combination converted into a Company warrant to purchase one ordinary share of the Company (each, a “Warrant”) (or equivalent portion thereof). The Warrants have substantially the same terms and conditions as set forth in the RFAC warrants, except that the Warrant is exercisable for shares of the Company ordinary shares rather than RFAC common stock;

●	Every 10 RFAC Rights issued and outstanding immediately prior to the effective time of the Business Combination converted into one ordinary share of the Company (rounded down to the nearest whole share). Upon closing of the Business Combination, 11,499,980 RFAC Rights were converted into 1,149,998 shares of the Company’s ordinary shares;

●	2,000,000 shares of the Company’s ordinary shares were issued as an incentive to certain investors in connection with transaction financing; and

The following table presents the number of the Company’s ordinary shares issued and outstanding immediately following the Reverse Recapitalization:

Ordinary Share
RFAC’s common stock outstanding prior to Reverse Recapitalization	4,276,394
Ordinary shares issued at the Closing as an incentive to certain investors designated by RFAC Sponsor in connection with Transaction Financing	2,000,000
Conversion of GCL Global’s ordinary shares	120,000,000

Minus ordinary share placed in escrow:
Bonus Shares in connection with convertible note (See Note 16)	(2,201,665)
Issuance of ordinary shares in connection with long-term investment in Nekcom Inc. (“Nekcom”) (See Note 5)	(2,126,729)
Rounding	(22)
Total ordinary share issued and outstanding	121,947,978

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GCL Global was determined to be the accounting acquirer given GGL Global effectively controlled the combined entity after the SPAC Transaction. The transaction is not a business combination because RFAC was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by GCL Global for the net monetary assets of RFAC, accompanied by a recapitalization. GCL Global is determined as the accounting acquirer and the historical financial statements of GCL Global became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The net assets of RFAC were recognized as of the closing date at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of GCL Global and GCL Global’s operations are the only ongoing operations of GCL.

In connection with the Reverse Recapitalization, the Company raised approximately $0.6 million of proceeds, presented as cash flows from financing activities, which included the contribution of approximately $0.6 million of funds held in RFAC’s trust account and cash held in RFAC’s operating cash account.

The following table reconciles the elements of the Reverse Recapitalization to the consolidated statements of cash flows, changes in shareholders’ equity, and net deficit of RFAC as of the closing date.

At Closing date February 13, 2025
Funds held in RFAC’s trust account	$499,932
Funds held in RFAC’s operating cash account	111,776
Proceeds from the Reverse Recapitalization	611,708
Less: non-cash net deficit assumed from RFAC	(10,692,920)
Net deficit from issuance of ordinary shares upon the Reverse Recapitalization	$(10,081,212)

Note 4 — Business Combination

— Acquisition of Starry

On April 12, 2023, the Company, through its subsidiary, Titan Digital, entered into a sale and purchase agreements (“SPA1”) with Debbie Soon Rui Yi (“Debbie”), a related party who is the spouse of Jianhao Tan, the CEO of Titan Digital, to acquire 100% equity interest in Starry. Starry was incorporated in Singapore on June 16, 2020, and its principal activities mainly include distribution of Jewelry. Pursuant to the SPA1, Titan digital is obligated to issue 17,648 or 15% of Titan Digital’s ordinary shares to Debbie. On April 12, 2023, the acquisition of starry was completed (“Acquisition date”), and 17,648 shares of Titan Digital’s ordinary shares were issued to Debbie.

The Company’s acquisition of Starry was accounted for as a business combination in accordance with ASC 805. The Company has allocated the purchase price of Starry based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB using the fair value approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date. Acquisition-related costs incurred for the acquisitions were not material and were expensed as incurred in general and administrative expenses.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05, the Company concluded that the acquisition of Starry was not significant. Pursuant to ASC 805-10-50-2 (h). the unaudited pro forma information of the Company for the years ended March 31, 2024, and 2023 set forth below gives effect to the business combination as if it had occurred on April 1, 2022 and combines the results of operations of the Company since then. The unaudited pro forma information is presented after applying the Company’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future.

	For the year ended March 31,	For the year ended March 31,
	2024	2023
Unaudited pro forma revenue	$97,534,701	$78,051,283
Unaudited pro forma net income	$(1,960,956)	$2,273,155

The following tables summarizes the consideration transferred to acquiring starry at the date of acquisition:

Share issuance*	$564,546
Total consideration at fair value	$564,546

*	The fair value of Titan’s share issuance on April 12, 2023 were estimated by applying discounted cash flow approach which considers the present value of Titan Digital’s future after-tax cash flows using a 14.0% discount rate.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Starry:

Fair value as of acquisition date
Total consideration	$564,546
Less: net assets of Starry:
Cash	128,843
Inventory	57,102
Prepaid expense	34,202
Deposit Paid	442
Intangible asset	131,810
Total assets	352,399
Accounts payable	(9,796)
Other payable	(23,896)
Deferred tax liability	(23,034)
Total liabilities	(56,726)
Total net assets of Starry	295,673
Goodwill	$268,873

The purchase price was allocated to the identifiable intangible assets acquired and liabilities assumed based on their acquisition date estimated fair values. The identifiable intangible assets principally included licenses, with estimated useful lives of 1.0 years based on the expected future economic benefit of the assets and are being amortized over the estimated useful life in proportion to the economic benefits consumed using the straight-line method.

The Company, with the assistance of a third-party appraiser, assessed the fair value of the 100% equity interest, and identifiable intangible assets acquired, in Starry through using income approach based on a number of factors including in the valuations from the third-party appraiser. The significant assumptions used by the Company include financial forecast and discount rate.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the licenses was estimated using a relief-from-royalty method. This method calculates fair value by assuming that if the license were to be acquired from a third-party owner, a royalty rate on revenue would be charged for the privilege of using the asset. Therefore, the fair value of the licenses represents the present value of the after-tax royalties saved as a result of owning the legal right to utilize the licenses.

The goodwill, which is not deductible for income tax purposes, is primarily attributed to the enhanced brand recognition expected from integrating Starry’s operations. The acquisition of Starry is strategically aimed at leveraging its expertise in jewelry and accessories retail. By collaborating with Starry, the Company plans to create unique, game character-inspired jewelry and accessories. This collaboration will not only promote and market certain games but also expand the Company’s customer base. The synergy between the gaming operations and the jewelry business is expected to increase brand visibility and appeal to a broader demographic, thereby enhancing brand recognition.

— Acquisition of Martiangear

On July 25, 2023, the Company through its subsidiary, Titan Digital, entered into a sale and purchase agreements (“SPA2”) with two third-parties (“Vendors”) to acquire 100% equity interest of Martiangear. Martiangear was incorporated in Singapore on September 24, 2020, and its principal activities include distribution of gaming desks and chairs. The acquisition of Martiangear was completed on September 4, 2023 (“Acquisition Date”). Pursuant to the SPA2, The Company is obligated to remit an aggregate total of $835,348 consideration in fair value which consist of following three tranches to the Vendors.

●	Tranche 1 — 217,724 of the Company’s ordinary shares (“Consideration Share”) to the Vendors on the Acquisition Date. In the event that the Company fail to become a listed company within 24 months from the Completion Date, the Company irrevocably undertakes to purchase all of the Consideration Share from the Vendors for a cash consideration of $700,000. Given the condition of whether the company can become a listed entity within 24 months is not solely within the control of the Company and in accordance with ASC 480-10-S99, the Company record the fair value of the issuance of the Consideration Shares in Tranche 1 to the Vendors as mezzanine equity.

●	Tranche 2 — An aggregate total of $148,000 cash consideration issue to the Vendors which include (1) $48,000 due on the Completion Date, (2) $50,000 due on one month after the Completion Date, and (3) $50,000 due on two months after the Completion Date.

As of the date of the issuance of these financial statements, the Company had issued 217,724 of its ordinary shares to the Vendors and paid $148,000 in cash consideration as agreed upon in Tranche 2 payment terms. On February 13, 2025, the 217,724 ordinary shares were reclassified from mezzanine equity to permanent equity as a result of the Company becoming a listed company.

The Company’s acquisition of Martiangear was accounted for as a business combination in accordance with ASC 805. The Company has allocated the purchase price of Martiangear based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB using the fair value approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date. Acquisition-related costs incurred for the acquisitions were not material and were expensed as incurred in general and administrative expenses.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05, the Company concluded that the acquisition of Martiangear was not significant. Pursuant to ASC 805-10-50-2 (h), the unaudited pro forma information of the Company for the years ended March 31, 2024, and 2023 set forth below gives effect to the business combination as if it had occurred on April 1, 2022 and combines the results of operations of the Company since then. The unaudited pro forma information is presented after applying the Company’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been occurred had the business combination been consummated as of that time or that may result in the future:

	For the Year ended March 31,	For the Year ended March 31,
	2024	2023
Unaudited pro forma revenue	$97,576,855	$77,724,857
Unaudited pro forma net income	$(1,957,135)	$2,089,212

The following tables summarizes the consideration transferred to acquired Martiangear at the date of acquisition:

Share issuance*	$687,348
Cash consideration	148,000
Total consideration at fair value	$835,348

*	The fair value of the Company’s share issuance on July 25, 2023 were estimated by applying discounted cash flow approach which considers the present value of the Company’s future after-tax cash flows using a 14.0% discount rate.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Martiangear:

Fair value as of acquisition date
Total consideration	835,348
Less: net assets of Martiangear:
Cash	8,263
Accounts receivable	4,808
Inventory	92,889
Intangible asset	85,675
Total assets	191,635
Accounts payable	(17,457)
Deferred tax liability	(13,197)
Total liabilities	(30,654)
Total net assets of Martiangear	160,981
Goodwill	$674,367

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The purchase price was allocated to the identifiable intangible assets acquired and liabilities assumed based on their acquisition date estimated fair values. The identifiable intangible assets principally included trademark and license, with estimated useful lives of 7.45 years and 0.82 year, respectively, based on the expected future economic benefit of the assets and are being amortized over the estimated useful life in proportion to the economic benefits consumed using the straight-line method.

The Company, with the assistance of a third-party appraiser, assessed the fair value of the 100% equity interest, and identifiable intangible assets acquired, in Martiangear through using income approach based on a number of factors including in the valuations from the third-party appraiser. The significant assumptions being used by the Company include revenue forecast and discount rate.

The fair value of the licenses and trademarks was estimated using a relief-from-royalty method. This method calculates fair value by assuming that if the licenses and trademarks were to be acquired from third-party owners, a royalty rate on revenue would be charged for the privilege of using the assets. Consequently, the fair value of the licenses and trademarks represents the present value of the after-tax royalties saved as a result of owning the legal right to utilize them.

The goodwill is not deductible for income tax purposes and is related primarily to the expected synergies from combining the operations into the Company’s business operation in console game.

— Acquisition of 2Game

On July 31, 2022, the Company, through its 100% owned subsidiary, GCL Global SG, entered into a share purchase agreement (the “SPA”) with three unrelated parties to acquire a 51% equity interest in 2Game. 2Game, incorporated in Hong Kong, primarily engages in the distribution of game codes and other related consumer items. Pursuant to the SPA, the Company is obligated to pay an aggregate of up to $6,120,000 consideration which consist of following five tranches to the aforementioned three parties upon certain conditions are met.

●	Tranche 1 — A cash consideration of $6,550 is to be paid upon the completion of the acquisition of 2Game.

●	Tranche 2 — A consideration of $2,993,450, comprised of 67% in cash and 33% in shares, is to be issued upon the successful listing on the US capital market.

●	Tranche 3 — A consideration of $800,000, comprising 67% in cash and 33% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $19,400,000 and a Net Profit After Tax (NPAT) of $714,273 for the fiscal year ending March 31, 2023.

●	Tranche 4 — A consideration of $1,000,000, comprising 67% in cash and 33% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $31,072,773 and an NPAT of $893,201 for the fiscal year ending March 31, 2024.

●	Tranche 5 — A consideration of $1,320,000, comprising 67% in cash and 33% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $37,852,287 and an NPAT of $1,238,956 for the fiscal year ending March 31, 2025

Under Tranche 3 to 5, in the event that either one or both the gross revenue and NPAT are below the gross revenue target and NPAT target, the consideration shares shall be reduced on a pro rata basis.

Additionally, in the event of 2Game’s net profit after tax (“NPAT”) is in excess of the NPAT target set out in financial performance milestones, the above mentioned third parties shall be entitled to the additional cash and shares consideration (“Outperformance Consideration”).

On October 17, 2023, the Company, through a contract addendum, changed the consideration payment schedule to the following:

●	Tranche 2 — A consideration of $2,993,450, comprised of 100% in shares, is to be issued upon the successful listing on the US capital market.

●	Tranche 4 — A consideration of $1,000,000, comprising 100% in cash, is to be paid upon 2Game’s achievement in a gross revenue target of $31,072,773 and an NPAT of $893,201 for the fiscal year ending March 31, 2024.

●	Tranche 5 — A consideration of $1,320,000, comprising 100% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $37,852,287 and an NPAT of $1,238,956 for the fiscal year ending March 31, 2025.

On December 29, 2024, the Company, through another addendum, changed the consideration payment schedule.

●	Tranche 2 — A consideration of $2,993,450, comprised of 10% in cash and 90% in shares, is to be issued upon the successful listing on the US capital market.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of the date of issuance of these consolidated financial statements, the Company has achieved or partially achieved the milestones associated with Tranches 1 through 5. The corresponding cash or share consideration for Tranches 1 through 4 has been fully settled, while the consideration for Tranche 5 remains outstanding.

The Company’s acquisition of 2Game was accounted for as a business combination in accordance with ASC 805. The Company has allocated the purchase price of 2Game based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB using the fair value approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expenses.

The Company concluded that the acquisition of 2Game was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to ASC 805-10-50-2 (h). the unaudited pro forma information of the Company for the year ended March 31, 2023 set forth below gives effect to the business combination as if it had occurred on April 1, 2022 and combines the results of operations of the Company since then. The unaudited pro forma information is presented after applying the Company’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

	For the	For the
	Year ended March 31,	Year ended March 31,
	2023	2022
Unaudited pro forma revenue	$77,444,155	$65,827,057
Unaudited pro forma net income	$2,140,643	$4,586,525

Cash	$6,550
*Contingent consideration for acquisition	3,360,848
Total consideration at fair value	$3,367,398

*	As of the acquisition date of 2Game, the fair value of the contingent consideration for acquisition was determined to be $3,360,848, which included around $55,000 outperformance consideration. Subsequently, the change of fair value of the contingent consideration for acquisition was amounted to a loss $545,428, $272,029 and $932,152 for the years ended March 31, 2025, 2024 and 2023, respectively. As March 31, 2025, the fair value of contingent consideration for acquisition was amounted to $1,121,006. As of March 31, 2024, the fair value of contingent consideration for acquisition amounted to $3,697,000, of which $2,319,000 and $1,378,000 were recognized at current and non-current portion at the consolidated balance sheets, respectively. The fair value of the contingent consideration as of March 31, 2024 and 2023 were estimated by applying income approach which considers the present value of the expected future payment, discounted using a risk-adjusted discount rate of 5.3%, as of March 31, 2025, 2024 and 2023, which are not observable in the market (level 3 inputs).

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of 2Game:

Fair value as of acquisition date
Total consideration	$3,367,398
Non-controlling interest	2,590,000
Less: net assets of 2Game:
Cash	428
Prepayments	7,338
Intangible assets	4,742,000
Total assets	4,749,766
Accounts payable	(33,382)
Deferred tax liability	(806,140)
Total liabilities	(839,522)
Total net assets of 2Game	3,910,244
Goodwill	$2,047,154

The purchase price was allocated to the identifiable intangible assets acquired and liabilities assumed based on their acquisition date estimated fair values. The identifiable intangible assets principally included customer relationships, with estimated useful lives of 4.6 years based on the expected future economic benefit of the assets and are being amortized over the estimated useful life in proportion to the economic benefits consumed using the straight-line method.

The Company, with the assistance of a third-party appraiser, assessed the fair value of the 100% equity interest, identifiable intangible assets acquired, and noncontrolling interest in 2Game through using income approach based on the following factors: (a) assumptions on the market and the asset that are considered to be fair and reasonable; (b) financial performance that shows a consistent trend of the operation; (c) consideration and analysis on the micro and macro economy affecting the subject asset; (d) analysis on tactical planning, management standard and synergy of the subject assets; (e) analytical review of the subject asset; and (f) assessment of the leverage and liquidity of the subject asset. The significant assumption being used by the Company includes financial forecast, discount rate and attribution rate.

The fair value of the non-controlling interest in 2Game’s was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in 2Game.

The fair value of client relationships was estimated using a multi-period excess earnings method. To calculate fair value, the Company estimated the attribution rate and used cash flows discounted at a rate considered appropriate given the inherent risks associated with each client grouping.

The goodwill is not deductible for income tax purposes and is related primarily to the expected synergies from combining the operations into the Company’s business operation in console game.

Note 5 — Long-term investments

As of March 31, 2025 and 2024, Long-term investments comprised of the following:

	March 31,	March 31,
	2025	2024

Investment in Nekcom	$15,364,229	$-
Investment in Cloudshelf Limited	71,045	71,045
Total	$15,435,274	$71,045

Investment in Nekcom

On November 20, 2024 (“Acquisition Date”) , the Company, Nekcom and certain significant shareholders of Nekcom entered into a Series B Preferred Stock Purchase Agreement (the “Nekcom SPA”) pursuant to which the Company has agreed to purchase 12,250,000 of Nekcom’s Series B Preferred Stock that would constitute 20% of the total outstanding shares of Nekcom for an aggregate purchase price of $15,000,000 consisting of (a) $7,500,000 in cash, and (b) $7,500,000 in the Company’s ordinary shares.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Nekcom SPA, 262,325 ordinary shares of GCL Global (the “Nekcom Consideration Shares”) and an additional 262,325 ordinary shares of GCL Global (the “Nekcom Additional Consideration Shares”) were issued in the name of Nekcom on December 18, 2024 but were held in escrow until full recoupment date of the minimum guarantee (“Full Recoupment Date”) when they will be released to either Nekcom or the Company depending on the value of Nekcom Consideration Shares (the “Consideration Shares VWAP”) based on the volume weighted average price of the Consideration Shares over thirty (30) trading days immediately preceding the Full Recoupment Date. If the Consideration Shares VWAP exceeds $7,500,000, all Nekcom Consideration Shares will be released to Nekcom, and all Nekcom Additional Consideration Shares will be returned to the Company for cancellation. In the event that the Consideration Shares VWAP is below $7,500,000 but exceeds $1,200,000, Nekcom will receive such number of Nekcom Additional Consideration Shares from the escrow account that would make up the shortfall, with the balance returned to the Company for cancellation. If the value of the Nekcom Additional Consideration Shares so released from the escrow account is not sufficient to make up the shortfall, the Company has agreed to either pay Nekcom cash to make up the shortfall, or issue additional shares to Nekcom and use its reasonable best efforts to register such shares for resale. If the Consideration Shares VWAP is below $1,200,000, the Company has agreed to pay Nekcom the shortfall between $7,500,000 and the Consideration Shares VWAP in cash.

As of March 31, 2025, the Company had remitted $5,000,000 cash consideration towards investment in Nekcom’s Series B preferred Share and the remaining $2,500,000 will be paid on or before August 16, 2025. However, the Nekcom Consideration Shares and Nekcom Additional Consideration Share are being held in escrow yet to be released as the contingency of recoupment of the minimum guarantee has not yet been met.

The Company’s investment in Nekcom’s Series B Preferred Shares are classified as equity securities but do not meet the criteria to be considered in-substance common stock under ASC 323-10-15-13. These shares possess substantive liquidation preferences , fixed returns, and conditional participation rights that distinguish them from common stock. Consequently, the Nekcom investment is not accounted for under the equity method. As a result, the investment Nekcom’s Series B Preferred Shares does not qualify for equity method accounting under ASC 323 and is instead accounted for under ASC 321 as an equity investment to measure it at cost, with subsequent remeasurement to fair value only upon impairment or when there are observable prince changes in orderly transactions for identical or similarly investments. As of the acquisition date, the $7,500,000 cash consideration, $364,229 acquisition cost, and $7,500,000 share consideration were determined to be included in the initial investment cost. And the Company will assess the impairment as subsequent measurement. As of March 31, 2025, no impairment was recorded against investment in Nekcom.

Investment in Cloudshelf Limited (“Cloudshelf”)

On November 8, 2022, the Company entered into a subscription and shareholders agreement with Cloudshelf, a private limited company incorporated in England and Wales. Pursuant to the agreement, the Company subscribed for ordinary shares in Cloudshelf for a total consideration of $71,045, representing a 13.5% equity interest of Cloushelf.

As the Company does not have significant influence over Cloudshelf, the investment is accounted for in accordance with ASC 321, The investment is measured at cost, with subsequent remeasurement to fair value only upon impairment or when there are observable prince changes in orderly transactions for identical or similarly investments. As of March 31, 2025, no impairment indicators were identified, and no loss was recorded.

Note 6 — Accounts receivable, net

As of March 31, 2025 and 2024, accounts receivables comprised of the following:

	March 31,	March 31,
	2025	2024

Receivables from console game and console game code	$23,121,281	$15,123,775
Receivables from game publishing	2,604,231	2,282,228
Receivables from advertising service	285,127	332,540
Less: Allowance for credit loss	(248,956)	(325,457)
Accounts receivable, net	$25,761,683	$17,413,086

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movement of credit loss for the years ended March 31, 2025, 2024, and 2023 are as follows:

	March 31, 2025	March 31, 2024	March 31, 2023

Beginning balance	$325,457	$55,533	$12,588
(Recovery) Addition	(76,725)	277,273	42,878
Write-off	-	-	(1,521)
Translation adjustment	224	(7,349)	1,588
Ending balance	$248,956	$325,457	$55,533

Note 7 — Inventories, net

Inventories are stated at lower of cost or net realizable value, which is determined using the weighted average method.

	March 31,	March 31,
	2025	2024

Physical console game compact discs	$5,936,223	$4,826,217

For the years ended March 31, 2025, 2024, and 2023, the impairment for inventories was amounted to $211,356, $468,941 and $288,604 respectively.

Note 8 — Other receivables and other current assets, net

As of March 31, 2025 and 2024, other receivables and other current assets, net comprised of the following:

	March 31,	March 31,
	2025	2024

Deposits (i)	$273,041	$42,832
Prepaid expenses (ii)	1,122,403	18,279
Prepaid income tax (iii)	1,812	23,366
GST recoverable (iv)	209,880	232,367
Other receivables (v)	153,809	197,102
Less: allowance for credit loss	(27,923)	(52,949)
Total other receivables and other current assets, net	$1,733,022	$460,997

(i)	Deposits

The balance of deposit mainly comprised deposits made for rental and utility service of the Company.

(ii)	Prepaid expenses

The balance of prepaid expenses represented prepayment for services, such as subscription fees, advertising expenses, and director & officer insurance.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Prepaid income tax

The balance of prepaid income tax represents prepaid estimated income tax from the Company’s Singapore subsidiary.

(iv)	GST recoverable

The balance of GST recoverable represented the amount of GST, which resulted from historical purchasing activities and could be further used for deducting future GST in Singapore.

(v)	Other receivables

The balance of other receivables mainly represented balance due from vendor for marketing expense paid on behalf.

Movement of allowance for credit loss for the years ended March 31, 2025, 2024, and 2023 are as follows:

	March 31, 2025	March 31, 2024	March 31, 2023

Beginning balance	$52,949	$3,747	$2,376
(Recovery) Addition	(24,093)	49,351	1,279
Translation adjustment	(933)	(149)	92
Ending balance	$27,923	$52,949	$3,747

Note 9 — Prepayments, net

	March 31,	March 31,
	2025	2024

Prepayment	$6,354,653	$5,720,400
Less: allowance for prepayment	(114,792)	(209,412)
Total prepayments, net	$6,239,861	$5,510,988

Movement of allowance for doubtful account for the years ended March 31, 2025, 2024, and 2023 are as follows:

	March 31, 2025	March 31, 2024	March 31, 2023

Beginning balance	$209,412	$51,755	$71,227
(Recovery) Addition	(94,786)	157,623	(10,105)
Write-off	-	-	(8,894)
Translation adjustment	166	34	(473)
Ending balance	$114,792	$209,412	$51,755

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Loan to third party

Loan to third party consist of the following:

Name of third party*	Maturities	Interest Rate	As of March 31, 2025	As of March 31, 2024

2 Game LLC	Repay in two installments, to be due on September 1, 2025, and March 1, 2026	10% started from April 1, 2025	382,024	-
Total			$382,024	$-

2Game LLC is an e-sports company engaged in digital gaming and online tournament operations. In order to promote 2Game’s platform and create potential business synergies between both parties, the Company provided a loan to 2Game LLC.

Note 11 — Property and equipment, net

Property and equipment consist of the following:

	March 31,	March 31,
	2025	2024

Office equipment	$1,003,594	$822,262
Furniture & Fitting	70,563	68,490
Office and warehouse renovation	455,313	431,293
Subtotal	1,529,470	1,322,045
Less: accumulated depreciation	(1,149,155)	(816,934)
Total property and equipment, net	$380,315	$505,111

Depreciation expenses for the years ended March 31, 2025, 2024, and 2023 were amounted to $328,948, $320,308 and $297,069, respectively. The Company recognized loss from disposal of property and equipment were nil, $57,202 and nil for the years ended March 31, 2025, 2024, and 2023, respectively.

Note 12 — Definite-lived Intangible assets, net

Definite-lived intangible assets consisted of the following:

	March 31,	March 31,
	2025	2024

Customer relationships	$4,594,812	$4,594,812
License	139,865	139,865
Trademark	224,809	224,809
Less: accumulated amortization	(2,751,634)	(1,686,260)
Total definite-lived intangible assets	$2,207,852	$3,273,226

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense for years ended March 31, 2025, 2024 and 2023 was amounted to $1,065,373, $1,168,358 and $517,902, respectively.

The following table sets forth the Company’s amortization expense for the next five years ending:

Amortization
expenses
Twelve months ending March 31, 2026	$1,041,288
Twelve months ending March 31, 2027	1,041,288
Twelve months ending March 31, 2028	101,168
Twelve months ending March 31, 2029	10,419
Twelve months ending March 31, 2030 and thereafter	13,689
Total	$2,207,852

Note 13 — Long-term investments

Investment in Nekcom

In November 20, 2024 (“Acquisition Date”) , the Company, Nekcom and certain significant shareholders of Nekcom entered into a Series B Preferred Stock Purchase Agreement (the “Nekcom SPA”) pursuant to which the Company has agreed to purchase 12,250,000 of Nekcom’s Series B Preferred Stock that would constitute 20% of the total outstanding shares of Nekcom for an aggregate purchase price of $15,000,000 consisting of (a) $7,500,000 in cash, and (b) $7,500,000 in the Company’s ordinary shares.

On connection with the Nekcom SPA, 262,325 ordinary shares of GCL Global (the “Nekcom Consideration Shares”) and an additional 262,325 ordinary shares of GCL Global (the “Nekcom Additional Consideration Shares”) were issued in the name of Nekcom on December 18, 2024 but were held in escrow until full recoupment date of the minimum guarantee (“Full Recoupment Date”) when they will be released to either Nekcom or the Company depending on the value of Nekcom Consideration Shares (the “Consideration Shares VWAP”) based on the volume weighted average price of the Consideration Shares over thirty (30) trading days immediately preceding the Full Recoupment Date. If the Consideration Shares VWAP exceeds $7,500,000, all Nekcom Consideration Shares will be released to Nekcom, and all Nekcom Additional Consideration Shares will be returned to the Company for cancellation. In the event that the Consideration Shares VWAP is below $7,500,000 but exceeds $1,200,000, Nekcom will receive such number of Nekcom Additional Consideration Shares from the escrow account that would make up the shortfall, with the balance returned to the Company for cancellation. If the value of the Nekcom Additional Consideration Shares so released from the escrow account is not sufficient to make up the shortfall, the Company has agreed to either pay Nekcom cash to make up the shortfall, or issue additional shares to Nekcom and use its reasonable best efforts to register such shares for resale. If the Consideration Shares VWAP is below $1,200,000, the Company has agreed to pay Nekcom the shortfall between $7,500,000 and the Consideration Shares VWAP in cash.

As of March 31, 2025, the Company had remitted $5,000,000 cash consideration towards investment in Nekcom’s Sereis B preferred Share and the remaining $2,500,000 will be paid on or before August 16, 2025. However, the Nekcom Consideration Shares and Nekcom Additional Consideration Share were being held in escrow yet to be released as the contingency of recoupment of the minimum guarantee has not been met.

The Company’s investment in Nekcom’s Series B Preferred Shares are classified as equity securities but do not meet the criteria to be considered in-substance common stock under ASC 323-10-15-13. These shares possess substantive liquidation preferences that distinguish them from common stock. Consequently, the Nekcom investment is not accounted for under the equity method. As a result, the investment Nekcom’s Series B Preferred Shares does not qualify for equity method accounting under ASC 323 and is instead accounted for under ASC 321 as an equity investment to measure it at cost, with subsequent remeasurement to fair value only upon impairment or when there are observable prince changes in orderly transactions for identical or similarly investments. As of the acquisition date, the $7,500,000 cash consideration and $7,500,000 share consideration were determined to be included in the initial investment cost. And the Company will assess the impairment as subsequent measurement. As of March 31, 2025, no impairment was recorded against investment in Nekcom.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investment in Cloudshelf Limited (“Cloudshelf”)

On November 8, 2022, the Company entered into a subscription and shareholders agreement with Cloudshelf, a private limited company incorporated in England and Wales. Pursuant to the agreement, the Company subscribed for ordinary shares in Cloudshelf for a total consideration of $71,045, representing a 13.5% equity interest of Cloushelf.

As the Company does not have significant influence over Cloudshelf, the investment is accounted for in accordance with ASC 321, The investment is measured at cost, with subsequent remeasurement to fair value only upon impairment or when there are observable prince changes in orderly transactions for identical or similarly investments. As of March 31, 2025, no impairment indicators were identified, and no loss was recorded.

Note 14 — Bank Loans

Outstanding balance of banking facilities consisted of the following:

Bank name	Maturity date	Interest rate	Collateral/Guarantee	March 31, 2025	March 31, 2024

United Overseas Bank Limited (“UOB”)	July 2025 (Repaid in July 2025)	2.5%	Personal Guarantee by Choo See Wee, the Chairman of the Company, and GCL BVI.	$209,633	$826,000
Citi Bank	June 2025 to July 2025	4.3%-6.1%	Personal Guarantee by Choo See Wee, the Chairman of the Company. Collateral by fixed deposit in bank	2,738,728	2,799,249
HSBC Bank	April 2025 to July 2025	4.3%-6.1%	Personal Guarantee by Choo See Wee, the Chairman of the Company. Collateral by fixed deposit in bank	6,015,053	5,395,568
HSBC Loan*	March 2025 to February 2027	6.33%	Personal Guarantee by Choo See Wee, the Chairman of the Company.	2,875,000	-
DBS Bank Ltd	May 2027	6.9%	Personal Guarantee by Choo See Wee, the Chairman of the Company, and Tan Jian Hao, the CEO of Titan Digital	82,810	-
Total				$11,921,224	$9,020,817
Bank Loans, current				$10,500,085	$8,812,807
Bank Loans, non-current				$1,421,139	$208,010

*	From March 2025 to the date of the issuance of these consolidated financial statements, the Company obtained long term bank loans from HSBC Bank for an aggregate total of approximately $2.9 million to be due from March 2027. These bank loans bear interest rates per annum 6.33%.

The interest expense pertained to above banking facilities for the years ended March 31, 2025, 2024, and 2023 were $518,770, $460,628 and $191,155, respectively. The weighted-average interest rate pertaining to above mentioned bank loans were 6.2%, 7.1% and 6.0%, respectively, for the years ended March 31, 2025, 2024, and 2023, respectively.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Other payables and accrued liabilities

	March 31,	March 31,
	2025	2024

Accrued payroll and welfare	$127,473	$165,523
Accrued expenses (i)	408,370	1,381,338
Other payables (ii)	1,666,948	1,554,725
Investment payable (iii)	2,500,000	-
Total accrued expenses and other liabilities	$4,702,791	$3,101,586

(i)	The balance of accrued expenses represented accrued professional fee amount to $109,520 and other miscellaneous fee.

(ii)

The balance of other payables mainly consists of the deposit received from a third party as co-publisher’s minimum guarantee in game development for game publishing operations. Such balance is recoupable by above the third party upon certain minimum sales targets of the games achieved after the game’s launch.

(iii)	The balance of investment payable relates to the Company’s investment in Nekcom, and consists of $2,500,000 in cash consideration, which the Company has agreed to pay on or before August 16, 2025.

Note 16 — Convertible Notes and Derivative Liabilities

From September 30, 2024 to December 2024, the Company, GCL Global, and Epic SG, entered into convertible note purchase agreements (the “Note Purchase Agreements”) with each of certain accredited investors (the “Transaction Investors”) pursuant to which the Transaction Investors have agreed to pay GCL Global an aggregate of $33,025,000 for certain convertible notes (the “Note”) which shall automatically convertible into GCL Global’s fully paid and nonassessable ordinary shares that would be exchanged for 7,338,887 shares of Merger Consideration Shares (as defined in the Merger Agreement) at $4.50 per share at the closing of the transactions (the “Conversion Date”) contemplated by the Merger Agreement (the “Business Combination”). The number of Merger Consideration Shares is determined based on the Exchange Ratio established in the Merger Agreement. Pursuant to the Note Purchase Agreements, an additional thirty percentage (30%) of the number of Merger Consideration Shares issued to the Transaction Investors (the “Bonus Shares”) will be held in an escrow account for three (3) years from the Conversion Date. At the end of each of the first three anniversary dates of the Conversion Date (each such year, a “Bonus Year”), one-third (1/3) of the Bonus Shares shall be released from the escrow account to either the Transaction Investors or to the Company for cancellation, based on the number of Merger Consideration Shares held by the Transaction Investors at the end of Bonus Year. In the event that the lowest volume-weighted average closing price of the Merger Consideration Shares is less than $4.50 per share for any ten(10) consecutive trading days during the last month prior to the third anniversary day of the Conversion Date, the Transaction Investors will be entitled to receive certain Top-Up Shares (defined in the Note Purchase Agreement) and, under certain limited circumstances, a cash payment, based on the number of Merger Consideration Shares held on the third anniversary date of the Business Combination. The Transaction Investors will be entitled to receive 110% of the outstanding principal balance of the Note in the event that the Business Combination is not consummated on or before March 28, 2025, or if the per share price used to the calculate the Exchange Ratio for the Business Combination is less than $10.00 per share. Epic SG has agreed to unconditionally guarantee all of the Company’s obligations and performance under $33,250,000 of the Note, including but not limited to the Company’s obligation to pay.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, the issuance costs in connection with these Notes amounted to $1,590,750 and were expensed in full on the issuance date, as the Company elected to account for the convertible notes at fair value under the fair value option.

Upon completion of the Business Combination on February 13, 2025, the aggregate principal amount of the Notes, net of unamortized discount, amounted to $33,025,000 which was converted into 7,338,887 ordinary shares of the Company. In addition, 2,201,665 shares of the Company’s ordinary shares were issued and held in an escrow account for three years as the Bonus Shares.

The Company evaluated the convertible notes agreement under ASC 470 Debt (“ASC 470”), and ASC 815 Derivatives and Hedging (“ASC 815”). ASC 815 generally requires the analysis embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract.

The Company elected to measure the entire convertible note, including all embedded features, at fair value option under ASC 825 on the issuance date, with changes in fair value recognized through earnings until conversion. The fair value of the convertible notes was determined the same as its carrying value at issuance than reevaluated upon conversion by using a scenario-based probability-weighted approach for the conversion and bonus share components and a Monte Carlo simulation model for the top-up share feature. Subsequently, the component of fair value changes relating to the instrument specific credit risk of the convertible note is minimal. Key assumptions included stock price volatility, share price at measurement dates, risk-free rate, and the expected holding period.

Upon the closing of the Business Combination, the convertible notes automatically converted into equity, and the related embedded features were detached and re-evaluated. The bonus share provision was determined to be clearly and closely related to equity and was not bifurcated. However, the Top-Up Shares feature was determined to be derivative liabilities under ASC 815-40, as it is not considered indexed to the Company’s own stock due to variable settlement provisions.

The Top-Up Shares liabilities were measured at fair value on the conversion date and at each subsequent reporting date until settlement, with changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss). The fair value of the Top-Up Shares liability is determined using unobservable inputs and a Monte Carlo simulation model. Key assumptions include the Company’s stock price volatility, the price floor, the expected holding period, and the risk-free discount rate.

As of February 12, 2025, immediately prior to the conversion upon completion of the Business Combination, the fair value of the convertible notes was allocated to (i) conversion feature of $22,377,734, (ii) bonus share component of $2,685,327, and (iii) top-up share feature of $2,707,836. As of March 31, 2025, the fair value of the top-up share feature was remeasured to $3,086,519. The fair value of the conversion and bonus share components was estimated using a scenario-based probability-weighted approach, while the top-up share feature was valued using a Monte Carlo simulation model based on 10,000 simulated price paths. Valuation assumptions included stock prices of $3.05 and $1.95 as of February 12 and March 31, 2025, respectively, a volatility assumption of 60%, risk-free rates of 4.4% and 3.9%, and an expected holding period of three years. The fair value measurement of the Top-Up Shares represents Level 3 inputs under the fair value hierarchy due to the use of unobservable inputs.

Note 17 — Deferred investment consideration payable

	March 31,	March 31,
	2025	2024

Deferred investment consideration payable	$7,500,000	$-

The balance of contingent investment consideration payable relates to the Company’s investment in Nekcom of $7,500,000 in share consideration, for which the corresponding ordinary shares have been issued and placed in escrow. These shares will not be released until the Full Recoupment Date (see Note 5). As the Company expects the Full Recoupment Date to occur more than twelve months after March 31, 2025, the investment payable related to the $7,500,000 share consideration has been classified as non-current.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Related party balances and transactions

Related party balances

Amount due from related parties

Name of related party	Relationship	Nature	As of March 31, 2025	As of March 31, 2024

Epicsoft Ventures Pte Ltd	Common shareholders	Reimbursement of business expenses	$426	$-
SEGA Corporation	Shareholder of the Company	Recoupable advertising fee receivable	377,904
Jianhao Tan	CEO of Titan Digital	Interest free loan due on demand	-	21,880
Joseph Thomas Van Heeswijk	Minority Shareholder of 2Game	Director loan, interest free, no maturity date	8,873	-
Jianhao Tan Brand Ventures Pte Ltd	Jianhao Tan, the shareholder of JHTB Venture, the CEO of Titan Digital	Expenses paid on behalf	5,131	-
Total			$392,334	$21,880

Prepayment, a related party

Name of related party	Relationship	Nature	As of March 31, 2025	As of March 31, 2024

Nekcom Inc	Equity securities investee	Prepayment for a recoupable minimum sales guarantee, Five (5) years following the First Commercial Release Date	$3,000,000	$-

Accounts payable, a related party

Name of related party	Relationship	Nature	As of March 31, 2025	As of March 31, 2024

SEGA Corporation	Shareholder of the Company	Purchase	$4,567,337	$6,567,480

Amount due to related parties

Name of related party	Relationship	Nature	As of March 31, 2025	As of March 31, 2024

Choo See Wee (“Jacky”)	Chairman of the Company	Loan from Director, interest fee and repayable on demand	$12,293	$482,252
Tan Jian Hao	Shareholder of the Company	Loan from Director, interest fee and repayable on demand	56,127	-
Joseph Thomas Van Heeswijk	Minority Shareholder of 2Game	Loan from Director	-	128
Joseph Thomas Van Heeswijk	Minority Shareholder of 2Game	Consideration payable for 10% controlling interest in 2Game	197,885	-
Shaun Amah Goz	Minority Shareholder of 2Game	Consideration payable for 10% controlling interest in 2Game	197,885	-
Wong Wan Ping Mario	Minority Shareholder of 2Game	Consideration payable for 10% controlling interest in 2Game	197,885	-
Debbie Soon	Director of Starry Jewelry	Expenses paid on behalf	743	-
Mr. Shaun	Director of 2 Game Dubai	Expenses paid on behalf	20,520	3,636
Total			$683,338	$486,016

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Related parties’ transactions

Revenue from a related party

		For the years ended March 31,
Name of Related Party	Relationship	2025	2024	2023

SEGA Corporation	Shareholder of the Company	$1,244,899	$42,477	$660,985
Jianhao Tan	CEO of Titan Digital	264,506	-	2,911
		$1,509,405	$42,477	$663,896

Cost of revenue from related parties

			For the years ended March 31,
Name of Related Party	Relationship	Relationship	2025	2024	2023

SEGA Corporation	Shareholder of the Company	Shareholder of the Company	$15,596,454	$17,578,879	$12,388,590
Jianhao Tan	CEO of Titan Digital	CEO of Titan Digital	237,311	667,336	604,258
			$15,833,765	$18,246,215	$12,992,848

Note 19 — Shareholders’ equity

Ordinary shares

GCL Global was established under the laws of Cayman Islands on September 8, 2023, and authorized to issue 150,000,000 shares with a par value of $$0.0001. On February 13, 2024, the Company completed its Reorganization under GCL Global with a sequential two-step transaction (see Note 1). On February 13, 2025, the Company completed its reverse recapitalization under Pubco through consummating the Business Combination contemplated by the Merger Agreement (See Note 3). All of the outstanding ordinary shares is presented on the basis as if the reverse recapitalization under Pubco became effective as of the beginning of the first period presented on April 1, 2022. The shares and corresponding capital amounts and all per share data related to GCL Global’s outstanding ordinary shares prior to the Reverse Recapitalization in the accompanying consolidated financial statements have been retroactively adjusted using the Exchange Ratio of 1 for 4.0536.

Settlement of Mezzanine Equity

On November 22, 2023, 466,164 ordinary shares subject to possible redemption in temporary equity were fully redeemed for cash consideration of $ 163,905.

On February 13, 2025, 217,724 ordinary shares were reclassified from mezzanine equity to permanent equity in connection with the settlement of the Tranche 1 share consideration related to the acquisition of Martiangear (see Note 4).

Settlement of Contingent Consideration from 2Game Acquisition

On October 1, 2023, GCL Global issued shares to the individuals to settle tranche 3 of the contingent consideration in connection with the 2Game acquisition and such shares were exchanged for 82,696 ordinary shares of the Company at the closing of the Business Combination. (See Note 4).

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At the closing of the Business Combination, the Company collectively issued additional ordinary shares of 1,059,628 to the individuals to settle tranche 2 of the contingent consideration in connection with the 2Game acquisition. (See Note 4).

Conversion of convertible notes

On February 13, 2025, convertible notes in the aggregate principal amount of $33,025,000 were converted into 7,338,887 ordinary shares of the Company. In addition, 2,201,665 ordinary shares of the Company were issued and held in an escrow account for three years as Bonus Shares (See Note 16).

Stock based compensation

On November 8, 2022, the Company entered into two separate SPAC listing consultancy agreements (collectively, the “Consultancy Agreements”) with two third-party consultants (the “Consultants”) to assist in facilitating the Business Combination. Pursuant to the Consultancy Agreements, the Company agreed to compensate the Consultants an aggregate amount of $20,000,000, payable, at the sole discretion of the Company, in either cash or equity upon the closing of the Business Combination. On February 13, 2025, upon the closing of the Business Combination, the Company elected to settle the obligation by issuing an aggregate of 2,000,000 ordinary shares to the Consultants.

Because the services provided by the Consultants were directly related to the Business Combination and contingent upon its successful closing, the Company determined that the associated stock-based compensation should be accounted for as a direct and incremental cost of the transaction. Accordingly, the fair value of the shares issued was recorded as a reduction to additional paid-in capital in accordance with ASC 340-10-S99-1, “Expenses of Offering.”

Reverse Recapitalization

On February 13, 2025, upon the consummation of the Business Combination, the Company issued an aggregate total of 6,276,394 ordinary shares to RFAC Sponsor, RFAC public shareholders, Early Bird Capital and certain investors designated by RFAC Sponsor.

The following table presents the number of the Company’s ordinary shares issued upon the Reverse Recapitalization:

Ordinary Share
RFAC’s ordinary shares outstanding prior to Reverse Recapitalization	3,126,396
Ordinary shares issued at the Closing as an incentive to certain investors designated by RFAC Sponsor in connection with Transaction Financing	2,000,000
Conversion of RFAC rights	1,149,998
Total shares issued upon the Reverse Recapitalization	6,276,394

Recognition of non-controlling interests from acquisition of subsidiaries

On April 12, 2023, Titan Digital acquired a 100% equity interest in Starry from Debbie, the spouse of Jianhao Tan, the Chief Executive Officer (“CEO”) of Titan Digital, through the issuance of 17,648 ordinary shares, representing 15% of Titan Digital’s total outstanding shares, to Debbie. As a result, the Company’s equity interest in Titan Digital was reduced from 100% to 85%, and $182,599 of non-controlling interest was recognized in the Company’s consolidated statements of changes in shareholders’ equity. Since no cash consideration was received, the difference of $381,947 between the fair value of the consideration received and the adjustment to non-controlling interest was recorded as an increase to additional paid-in capital.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 12, 2024, Titan Digital sold its entire equity interest in Martiangear to GCL Global SG for total consideration of SGD10. As a result, the Company increased its equity interest in Martiangear to 100% and derecognized $44,134 of non-controlling interest, while the same amount was recorded as a decrease to additional paid-in capital.

On March 19, 2025, GCL Global SG acquired an additional 10% equity interest in 2Game for total cash consideration of $1,200,000. As a result, GCL Global SG increased its ownership interest in 2Game from 51% to 61%, and $782,828 of non-controlling interest was derecognized. The difference of $148,013 was recorded as a decrease to additional paid-in capital. In addition, the Company recognized a derivative asset related to a contractual buy-back option and obligation (“Buy-Back Feature”) embedded in the agreement. Under the terms of the agreement, the Company has the sole discretion to exercise the buy-back option or may enforce a buy-back obligation requiring the minority shareholders of 2Game to repurchase the acquired shares at a specified premium if certain financial targets are not met within the twelve months ended March 31, 2026. In accordance with ASC 815-40 “Derivatives and Hedging,” the Company determined that the Buy-Back Feature met the definition of a derivative, and therefore need to bifurcate and separately accounted for. As a result, the Buy-Back feature is recognized as a derivative asset, measured initially and subsequently at fair value, with changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss) in each reporting period until the obligation is settled or expires.

As of March 31, 2025, the fair value of the Buy-Back Feature was determined to be $269,119. The valuation was performed using a weighted average probability scenario analysis, incorporating two mutually exclusive outcomes: (i) if the performance targets are not met, the fair value was calculated using a forward pricing model; and (ii) if the performance targets are met, the fair value was estimated using the Black-Scholes option pricing model. A probability of 50% was assigned to each scenario. Key assumptions included a risk-free rate of 4.11%, a one-year time to expiration, and a volatility estimate of approximately 58%. Since the closing date of the transaction (March 19, 2025) is near the valuation date (March 31, 2025), the fair value at initial recognition and at period-end were deemed to be similar, and therefore, no change in fair value was recorded. The resulting valuation reflects Level 3 inputs under the fair value hierarchy due to the use of significant unobservable assumptions.

All adjustments to additional paid-in capital were made in accordance with ASC 810-10-45-23, “Change in a parent’s ownership interest in a subsidiary,” as there was no change in control.

Public and Private Placement Warrant (“Warrant”)

In connection with the reverse recapitalization, the Company assumed 16,500,000 Warrants outstanding from RFAC, consisting of 11,500,000 Public Warrants and 5,000,000 Private Placement Warrants. Both the Public Warrants and Private Placement Warrants met the criteria for equity classification. As the fair value of the Warrants increased upon replacement in connection with the Business Combination, the Company recognized $12,014 as a deemed dividend paid to the warrant holders.

Warrants may only be exercised for a whole number of shares at an exercise price of $11.50 per share. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Warrants will become exercisable 30 days after the consummation of a Business Combination. The Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	at any time after the warrants become exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third trading day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Ordinary shares underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Ordinary share issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Ordinary share at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, if (x) the Company issues additional shares of Ordinary share or equity-linked securities, for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor, our initial stockholders or such affiliates, without taking into account any founder shares held by the Sponsor, initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Ordinary share during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value or the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value or the Newly Issued Price.

The summary of warrants activity is as follows:

	Warrants Outstanding	Ordinary Shares Issuable	Weighted Average Exercise Price	Average Remaining Contractual Life
March 31, 2023	-	-	$-	-
Granted	-	-	$-	-
Forfeited	-	-	$-	-
Exercised	-	-	$-	-
March 31, 2024	-	-	$-	-
Granted	16,500,000	16,500,000	$11.50	5.00
Forfeited	-	-	$-	-
Exercised	-	-	$-	-
March 31, 2025	16,500,000	16,500,000	$11.50	4.87

Note 20 — Income tax

Cayman Islands

GCL Global is incorporated in Cayman Islands and is not subject to tax on income or capital gains under current Cayman Island law. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

GCL BVI is incorporated in British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Island law. Additionally, upon payments of dividends to the shareholders, no British Island withholding tax will be imposed.

Singapore

The Company’s subsidiaries incorporated in Singapore, are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable corporate income tax rate is 17% in Singapore, with 75% of the first $7,474 (SGD 10,000) taxable income and 50% of the next $142,001 (SGD 190,000) taxable income are exempted from income tax.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong, are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000,000 will be taxed at 16.5%.

Malaysia

The Company’s subsidiary incorporated in Malaysia is governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.

Brazil

The Company’s subsidiary incorporated in Brazil is subject to Brazilian Corporate Income Tax (“IRPJ”). The IRPJ levied at a base rate of 15%, with an additional surtax of 10% applied to taxable income exceeding BRL 240,000 annually, resulting in an effective corporate income tax rate of up to 25%.

United Kingdom

The Company’s subsidiary incorporated in the United Kingdom is subject to UK Corporation Tax on taxable profits in accordance with UK tax legislation. The applicable statutory corporate income tax rate was 25% for the fiscal year ended March 31, 2025.

People’s Republic of China (“PRC”)

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax at a unified tax rate of 25% on their taxable income, as determined in accordance with relevant PRC tax laws and regulations. Preferential tax rates or exemptions may be available to certain qualified entities, subject to approval by local tax authorities.

Dubai (United Arab Emirates)

The Company’s subsidiary incorporated in Dubai is governed by the corporate tax regime established under UAE Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses. Effective from June 1, 2023, the UAE implemented a corporate tax regime at a standard rate of 9% on taxable income exceeding AED 375,000. Income up to this threshold is exempt from corporate tax.

United States

The Company’s subsidiary incorporated in the United States is subject to U.S. federal corporate income tax at a statutory rate of 21% on its taxable income, in accordance with the Internal Revenue Code. Additionally, the subsidiary may also be subject to state and local income taxes, which vary by jurisdiction.

Income tax (benefit) expense for the years ended March 31, 2025, 2024, and 2023 amounted to $1,128,672, $53,291 and $620,142, respectively.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the provision for income taxes are as follows:

	For the years ended March 31,
	2025	2024	2023

Current	$1,362,520	$723,160	$873,308
Deferred	(233,848)	(669,869)	(253,166)
Provision for income taxes	$1,128,672	$53,291	$620,142

(Loss) Income before income tax by jurisdiction are as following:

	For the years ended March 31,
	2025	2024	2023

Singapore	$3,681,089	$(325,917)	$1,642,666
Hong Kong	1,424,781	258,954	1,150,297
Malaysia and others	1,072,223	(1,840,701)	(32,151)
Total income (loss) before income tax	$6,178,093	$(1,907,665)	$2,760,812

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the years ended March 31,
	2025	2024	2023

Singapore statutory income tax rate	17.0%	17.0%	17.0%
Change of fair value of contingent consideration	1.5%	(2.5)%	5.7%
Tax rate difference outside Singapore (1)	(4.2)%	(14.0)%	2.4%
Preferential tax exemption effect	(0.2)%	1.0%	(3.3)%
Change in valuation allowance	3.2%	(0.1)%	(0.1)%
Others (2)	1.0%	(4.2)%	0.8%
Effective tax rate	18.3%	(2.8)%	22.5%

(1)	It is due to tax rate difference of the entities incorporated in Hong Kong, Malaysia, PRC, England, Brazil, British Virgin Island, and Cayman Island.

(2)	Others mainly consisted of gain or loss from foreign exchange transaction which is non-deductible under local tax laws.

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	March 31, 2025	March 31, 2024

Deferred Tax Assets
Net operating loss carryforwards	$838,875	$409,891
Allowance for credit loss	65,177	99,714
Lease liabilities	448,276	315,935
Inventory write-off	41,307	180,329
Less: valuation allowance	(199,508)	(7,916)
Deferred tax assets, net	$1,194,127	$997,953

Deferred tax liabilities:
Right of use assets	$468,476	$325,463
Amortization of intangible assets	374,591	557,030
Deferred tax liabilities	$843,067	$882,493
Deferred tax assets, net	$351,060	$115,460

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, the Company’s net operating losses carry forward from GCL Global SG, Titan Digital, Starry, Martiangear, 2Game Brazil, 2 Game Dubai, RFAC, and Epicsoft Malaysia combined amounted to $5,075,982. The net operating losses from GCL Global SG and Martiangear can be carried forward indefinitely in Singapore. The Company believe it is not more likely than not that Martiangear RFAC, 2Game Dubai and 2Game Brazil will be able to fully utilize their deferred tax assets associated with net operating loss carryforwards given their history of recurring losses and ongoing uncertainty regarding future profitability. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of $199,508 related to Martiangear, RFAC, 2Game Dubai, and 2Game Brazil as of March 31, 2025.

The movements of the valuation allowance are as follows:

March 31, 2025

Balance as of March 31, 2023	$5,874
Allowance made during the year	7,916
Decrease due to dissolution	(5,874)
Balance as of March 31, 2024	$7,916
Allowance made during the year	$195,252
Foreign exchange difference	(3,660)
Balance as of March 31, 2025	$199,508

As of March 31, 2024, the Company’s net operating losses carry forward from GCL Global SG, Titan Digital, Starry, Martiangear, and Epicsoft Malaysia combined amounted to $2,378,580. The net operating losses from GCL Global SG and Martiangear can be carried forward indefinitely in Singapore. The Company believes it is not more likely than not that Martiangear’s future operation will be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in Singapore due to recuring historical loss. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of approximately $7,916 related to Martiangear as of March 31, 2024. In addition, the valuation allowance of $5,874 was assessed for Starlight’s net operating loss as of March 31,2023, which was reversed as of March 31, 2024, due to dissolution of the business entity.

Movement in deferred tax assets (liabilities) are as following:

Balance at March 31, 2023	$(514,675)
Recognized in profit or loss	669,869
Recognized in goodwill	(36,973)
Foreign exchange differences reserve	(2,761)
Balance at March 31, 2024	115,460
Recognized in profit or loss	233,848
Foreign exchange differences reserve	1,752
Balance at March 31, 2025	$351,060

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	March 31, 2025	March 31, 2024

GST taxes payable	$21,707	$64,166
Income taxes payable	1,395,466	952,977
Totals	$1,417,173	$1,017,143

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — Concentration of Credit risk

(1)   Major customers

For the year ended March 31, 2025, customers F, C, and A, are accounted for approximately 15%,15%, and 14% of the Company’s total revenue, respectively. For the year ended March 31, 2024, customers A, F, B and C from the Company’s distribution of console game segment are accounted for approximately 17%, 12%, 11%, and 11% of the Company’s total revenue, respectively. For the year ended March 31, 2023, customers A, B and C are accounted for approximately 13%, 11%, and 10% of the Company’s total revenue, respectively.

As of March 31, 2025, customers A, B, E and C from the Company’s distribution of console game segment accounted and game publishing segment for approximately 31%, 17%, 17 and 12% of the total balance of accounts receivable, respectively. As of March 31, 2024, customers A and B from the Company’s distribution of console game segment accounted for approximately 42% and 14% of the total balance of account receivable, respectively.

(2)   Major vendors

For the year ended March 31, 2025, three vendors a, b and o are accounted for approximately 41%, 13% and 10% of the Company’s total cost of goods sold, respectively. For the year ended March 31, 2024, two vendors a and b are accounted for approximately 34% and 21% of the Company’s total cost of goods sold, respectively For the year ended March 31, 2023, three vendors a, b, and c are accounted for approximately 25%, 14% and 12% of the Company’s total cost of goods sold, respectively.

As of March 31, 2025, vendors h, a, and e accounted for approximately 46%, 16% and 16% of the Company’s total balance of accounts payable, respectively. As of March 31, 2024, vendors a, h and f accounted for approximately 29%, 12%, and 10% of the Company’s total balance of accounts payable, respectively.

(3)   Credit risk

Financial instruments that are potentially subject to significant concentrations of credit risk consist primarily of cash. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance /Company up to approximately $55,783 (SGD 75,000) per account. As of March 31, 2025 and 2024, the Company had cash balance of $17,323,837, and $2,483,834 was maintained at DI Scheme banks in Singapore, of $16,379,947 and $2,256,282 was subject to credit risk, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of $102,829 (HKD 800,000) if the bank with which an individual/a Company hold its eligible deposit fails. As of March 31, 2025 and 2024, cash balance of $427,289 and $135,184 was maintained at financial institutions in Hong Kong, of which $218,660 and $42,448 were subject to credit risk, respectively. The Malaysia deposit insurance corporation (PIDM) standard insurance amount is up to $56,351 (MYR 250,000) per depositor per insured bank. As of March 31, 2025 and 2024, the Company had cash balance of $110,745 and $58,041 was maintained at banks in Malaysia, of $50,485 and $1,663 was subject to credit risk. The Brazilian Deposit Insurance System (FGC) provides deposit insurance coverage of up to $43,550 (BRL 250,000) per depositor per financial institution. As of March 31, 2025, and March 31, 2024, the Company had cash balances of $7,526 and $0 maintained in Brazilian financial institutions, of which $0 were subject to credit risk. The China’s Deposit Insurance Fund (DIF) provides deposit insurance coverage of up to $68,902 (RMB 500,000) per depositor per financial institution. As of March 31, 2025, and March 31, 2024, the Company had cash balances of $377,982 and $0 maintained in China’s financial institutions, of which $309,048 and $0 were subject to credit risk, respectively.

While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 — Leases

As of March 31, 2025 and 2024, the Company has engaged in multiple offices and warehouse leases which were classified as operating leases. In addition, the Company engaged in a few automobiles’ leases under finance lease agreements.

The Company occupies various offices under operating lease agreements with a term shorter than twelve months which it elected not to recognize lease assets and lease liabilities under ASC 842. Instead, the Company recognized the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company recognized lease expense on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognized the finance leases ROU assets and interest on an amortized cost basis.

The amortization of finance ROU assets is recognized on straight-line basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period.

Operating and finance lease expenses consist of the following:

		For the Years Ended March 31,
	Classification	2025	2024	2023

Operating lease cost
Lease expenses	General and administrative	879,255	866,481	675,655
Finance lease cost
Amortization of leased asset	General and administrative	113,207	43,900	26,556
Interest on lease liabilities	Interest expenses on finance leases	11,663	4,234	3,389
Total lease expenses		$1,004,125	$914,615	$705,600

Weighted-average remaining term and discount rate related to leases were as follows:

	As of	As of	As of
	March 31, 2025	March 31, 2024	March 31, 2023

Weighted-average remaining term
Operating lease	1.1 years	1.6 years	1.9 years
Finance leases	3.5 years	4.4 years	4.0 years
Weighted-average discount rate
Operating lease	4.7%	4.9%	3.3%
Finance leases	4.6%	4.5%	4.5%

The following table sets forth the Company’s minimum lease payments in future periods:

	Operating lease	Finance lease
	payments	payments	Total
Twelve months ending March 31, 2026	$401,187	$93,865	$495,052
Twelve months ending March 31, 2027	111,999	67,675	179,674
Twelve months ending March 31, 2028	-	61,764	61,764
Twelve months ending March 31, 2029	-	45,806	45,806
Twelve months ending March 31, 2030	-	-	-
Total lease payments	513,186	269,110	782,296
Less: discount	(26,067)	(19,976)	(46,043)
Present value of lease liabilities	$487,119	$249,134	$736,253
Present value of lease liabilities, current	$376,751	$84,528	$461,279
Present value of lease liabilities, non-current	$110,368	$164,606	$274,974

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Commitment

On December 18, 2024, the Company, through its subsidiary 4Divinity SG, entered into a Publishing Agreement with NEKCOM Private Limited and its PRC affiliate (collectively, “NEKCOM”), pursuant to which 4Divinity SG was appointed as the global publisher and distributor of the video game SHOWA American Story (the “Licensed Game”) for all platforms and territories, excluding certain regions previously licensed to other parties. Under the terms of the agreement, 4Divinity SG committed to a fully recoupable minimum sales guarantee of $5.0 million, payable in tranches as defined in the agreement. In addition, 4Divinity SG agreed to furnish a non-recoupable marketing budget of $5,000,000, which will be used to support global marketing efforts for the Licensed Game. As of March 31, 2025, the Company had paid $3,000,000 of  the minimum sales guarantee (See Note 18).

Note 24 — Earning (loss) per share

For the purpose of calculating earnings (loss) per share, the number of shares used in the calculation reflects the outstanding shares of the Company as if the reverse recapitalization as described in Note 3 took place at the beginning of the earliest period presented.

	For the years ended March 31,
	2025	2024	2023

Earning (loss) per share – basic and diluted:
Numerator:
Net income (loss) attributable to the Company’s shareholders	$5,587,625	$(1,373,504)	$1,986,119
Denominator:
Weighted average number of ordinary shares outstanding	107,184,280	105,013,283	104,972,026

Earning (loss) per ordinary share – basic and diluted	$0.05	$(0.01)	$0.02

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:

	As of	As of	As of
	March 31, 2025	March 31, 2024	March 31, 2023
Warrant (1)	16,500,000	-	-
Ordinary shares placed in escrow (2)	4,328,394	-	-

(1)	For the years ended March 31, 2025, 2024, and 2023, the Company had the 16,500,000, 0, and 0 shares of warrants, respectively, outstanding which were not included in the calculation of diluted net (income) loss per ordinary share because inclusion thereof would be anti-dilutive

(2)	For the years ended March 31, 2025, 2024, and 2023, the Company had 4,328,394, 0, and 0 ordinary shares, respectively, held in escrow. The Company has determined that these shares are non-participating securities in accordance with ASC 260, as they are not entitled to dividends or other rights until certain milestones are met. As such, these shares are excluded from the calculation of basic and diluted earnings (loss) per share for the respective periods.

Note 25 — Segment information

The Company presents segment information after elimination of inter-Company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company’s Chief Executive Officer, who serves as the Chief Operating Decision Maker (“CODM”), does not evaluate the performance of segments using asset information. As such, the Company does not allocate assets to its reportable segments.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

By assessing the qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to have three reportable segments which comprise of console game, game publishing, and media advertising service. The segments are organized based on type of products for sale or service offered.

The following tables present the summary of each segment’s revenue, interest expense, depreciation and amortization, income or loss from operations, loss before income taxes, net income and capital expenditure which are considered as a segment operating performance measure, for the years ended March 31, 2025, 2024, and 2023:

Disaggregated information of revenues by regions are as follows:

	For the Year Ended March 31, 2025
	Console game, hardware, and accessories	Game Publishing	Advertising Service	Other	Total
Revenues	$122,018,643	$23,757,232	$1,973,858	$541,156	$148,290,889
Revenues, a related party	1,244,899	-	264,506	-	1,509,405
	123,263,542	23,757,232	2,238,364	541,156	149,800,294
Reconciliation of revenue
Elimination of intersegment revenues					(7,727,708)
Total consolidated revenues					$142,072,586

Less:
Cost of revenues	100,288,013	11,110,156	719,080	174,578	$112,291,827
Cost of revenues, related parties	15,596,454	-	237,311	-	15,833,765
	115,884,467	11,110,156	956,391	174,578	128,125,592
Reconciliation of cost of revenue
Elimination of intersegment cost of revenues					(7,296,367)
Total consolidated cost of revenues					$120,829,225
Segment gross profits	7,379,075	12,647,076	1,281,973	366,578	$21,674,702

Less:
Advertising and marketing expenses	1,091,784	629,239	412,225	9,926
Amortization and depreciation	2,303,694	-	33,397	17,446
Provision for (recovery from) credit loss	70,076	(205,580)	(60,199)	-
Other operating expenses*	2,062,926	96,659	212,760	126,833
Professional fee	713,369	11,366	70,834	4,246
R&D Expense	209,746	-	-	-
Rent	680,867	-	232,918	19,327
Salary expenses	4,270,308	1,344,110	913,349	170,288
Other income (expense), net	(640,574)	80,669	(326,160)	(8,323)
Interest expenses	644,003	14,822	6,359	-
Segment profit (loss)	(4,027,124)	10,675,791	(213,510)	26,835	$6,461,992

Reconciliation of profit or loss
Less: Unallocated amounts
Other operating expenses					68,835
Professional fee					2,383,796
Salary expenses					112,603
Other income (expense), net					26,566
Debt issuance costs					1,590,750
Change in fair value of convertible notes and derivative liabilities					(4,875,420)
Change in fair value of contingent consideration for acquisition					545,428
Elimination of intersegment profit					431,341
Income (loss) before income taxes					$6,178,093

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Year Ended March 31, 2024
	Console game, hardware, and accessories	Game Publishing	Advertising Service	Other	Total
Revenues	$90,986,196	$4,446,872	$2,716,090	$368,128	$98,517,286
Revenues, a related party	42,477	-	-	-	42,477
	91,028,673	4,446,872	2,716,090	368,128	98,559,763
Reconciliation of revenue
Elimination of intersegment revenues					(1,025,062)
Total consolidated revenues					$97,534,701

Less:
Cost of revenues	63,225,758	2,736,076	722,226	135,669	$66,819,729
Cost of revenues, related parties	17,578,879	-	667,336	-	18,246,215
	80,804,637	2,736,076	1,389,562	135,669	85,065,944
Reconciliation of cost of revenue
Elimination of intersegment cost of revenues					(849,701)
Total consolidated cost of revenues					$84,216,243
Segment gross profits	10,224,036	1,710,796	1,326,528	232,459	$13,493,819

Less:
Advertising and marketing expenses	594,729	768,414	139,762	44,224
Amortization and depreciation	2,161,956	-	202,348	7,414
Provision for (recovery from) credit loss	165,315	234,075	84,858	-
Other operating expenses*	810,591	185,862	132,177	234,934
Professional fee	791,998	35,372	35,190	10,053
R&D Expense	250,922	-	-	-
Rent	612,945	-	199,150	10,213
Salary expenses	3,458,457	765,423	1,183,987	118,842
Other income (expense), net	(1,219,317)	(57,550)	(10,528)	(676)
Interest expenses	507,803	-	-	-
Segment profit (loss)	2,088,637	(220,800)	(640,416)	(192,545)	$1,034,876

Reconciliation of profit or loss
Less: Unallocated amounts
Other operating expenses					48,252
Professional fee					1,095,390
Salary expenses					1,329,679
Other income (expense), net					21,830
Change in fair value of contingent consideration for acquisition					272,029
Elimination of intersegment profit					175,361
Income (loss) before income taxes					$(1,907,665)

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Year Ended March 31, 2023
	Console game, hardware, and accessories	Game Publishing	Advertising Service	Total
Revenues	$67,464,852	$7,808,526	$3,315,585	$78,588,963
Revenues, a related party	660,985	-	2,911	663,896
	68,125,837	7,808,526	3,318,496	79,252,859
Reconciliation of revenue
Elimination of intersegment revenues				(1,808,704)
Total consolidated revenues				$77,444,155

Less:
Cost of revenues	46,441,854	5,040,097	932,513	$52,414,464
Cost of revenues, related parties	12,388,590	-	604,258	12,992,848
	58,830,444	5,040,097	1,536,771	65,407,312
Reconciliation of cost of revenue
Elimination of intersegment cost of revenues				(1,808,704)
Total consolidated cost of revenues				$63,598,608

Segment gross profits	9,295,393	2,768,429	1,781,725	$13,845,547

Less:
Advertising and marketing expenses	769,648	1,103,119	238,411
Amortization and depreciation	1,329,285	-	178,386
Provision for (recovery from) credit loss	16,517	-	17,536
Other operating expenses*	427,153	157,681	114,282
Professional fee	212,268	15,039	38,285
Rent	484,710	28,519	141,981
Salary expenses	2,911,500	-	1,051,711
Other income (expense), net	(140,111)	(4,885)	(96,709)
Interest expenses	191,154	-	-
Segment profit (loss)	3,093,269	1,468,956	97,842	$4,660,067

Reconciliation of profit or loss
Less: Unallocated amounts
Provision for credit loss				300,000
Other operating expenses				14,415
Professional fee				694,381
Other income (expense), net				(41,693)
Change in fair value of contingent consideration for acquisition				932,152
Income (loss) before income taxes				$2,760,812

*	Other operating expenses primarily consist of office, entertainment, travel, and other costs incurred in connection with the Company’s business operations.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, the Company’s total assets comprised of $83,105,479 for sale of console game, hardware and accessories, $15,553,582 for game publishing, $938,881 for advertising services, and $1,989,641 for other and unallocated. For the year ended March 31, 2025, capital expenditures comprised of $159,495 for sale of console game, hardware and accessories and $1,056 for advertising services.

As of March 31, 2024, the Company’s total assets comprised of $41,359,537 for sale of console game, hardware and accessories, $7,042,024 for game publishing, $957,031 for advertising services, and $199,652 for other and unallocated. For the year ended March 31, 2024, capital expenditures comprised of $243,012 for sale of console game, hardware and accessories, $15,267 for advertising services, and $19,366 for other and unallocated.

As of March 31, 2023, the Company’s total assets comprised of $39,960,655 for sale of console game, hardware and accessories, $6,515,985 for game publishing, $1,347,335 for advertising services, and $0 for other and unallocated. For the year ended March 31, 2023, capital expenditures comprised of $472,911 for sale of console game, hardware and accessories and $65,450 for other and unallocated.

Disaggregated information of revenues by regions are as follows:

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	March 31,	March 31,	March 31,
	2025	2024	2023
Singapore	$71,202,860	$58,145,593	$42,569,909
Hong Kong	53,720,233	32,696,502	25,963,383
China	12,626,821	-	-
Malaysia	4,522,672	6,692,606	8,910,863
Total revenue	$142,072,586	$97,534,701	$77,444,155

The following table presents long-lived assets by geographic area, which includes property and equipment, net operating leases right-of-use assets, and finance leases right-of-use assets:

	As of	As of
	March 31,	March 31,
	2025	2024
Singapore	$954,399	$1,751,850
Hong Kong	19,118	136,784
Malaysia	151,171	214,644
Others	61,011	-
Total long-lived assets	$1,185,699	$2,103,277

Note 26 — Subsequent Events

The Company evaluated all events and transactions that occurred after March 31, 2025. Other than the event disclosed below and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

On April 1, 2025, 4Divinity JP was established under the laws of Japan to serve as the Company’s legal entity presence in Japan, facilitating anticipated business activities and supporting future commercial operations in the region.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 30, 2025, Epicsoft Asia (the “Offeror”) made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (“Ban Leong”), a Singaporean company listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The Offer became unconditional on May 27, 2025. As the Offeror has received valid acceptances of more than 90% of the total number of issued shares of Ban Leong, the Offeror is entitled to, and will be exercising its right of compulsory acquisition under the Companies Act 1967 of Singapore. Subsequent to the completion of the compulsory acquisition which is currently expected to take place on or around August 25, 2025, Ban Leong will be officially delisted from the SGX-ST. Cash consideration of the Offer will be financed through a combination of an approximately $38.7 million secured term loan facility provided by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “HSBC term loan facility”) and approximately $10.0 million cash on hand from the Company. The HSBC term loan facility is secured by all assets of GCL Global Pte Ltd, has a five-year term, bears a floating interest rate ranging between 2.5% and 7.5%, and requires quarterly repayments, with the final installment due in July 2030.

The Company concluded that the acquisition of Ban Leong was significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to ASC 805-10-50-2 (h). the unaudited pro forma information of the Company for the year ended March 31, 2025, 2024, and 2023 set forth below gives effect to the business combination as if it had occurred on April 1, 2022 and combines the results of operations of the Company since then. The unaudited pro forma information is presented after applying the Company’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

	For the	For the	For the
	Year ended March 31,	Year ended March 31,	Year ended March 31,
	2025	2024	2023
Unaudited pro forma revenue	$286,786,289	$252,275,930	$225,720,027
Unaudited pro forma net income	$8,083,117	$3,527,810	$6,557,743

Due to the timing of the acquisition, the initial purchase accounting is incomplete. The Company is evaluating the potential effects of this acquisition on the consolidated financial statements. The Ban Leong acquisition will be evaluated in accordance with ASC 805, “Business Combination”

On May 21, 2025, the Company entered into a Securities Purchase Agreement with an investor for the issuance of a senior unsecured convertible note with an initial principal amount of US$2.9 million, issued at a discount for a purchase price of US$2.61 million. The note bears interest at 6% per annum, increasing to 18% upon default, and the Company may elect to settle interest payments in cash, ordinary shares, or a combination thereof, subject to specified equity conditions. The note is convertible at the holder’s discretion into the Company’s ordinary shares at a fixed price of US$2.16 per share, subject to customary anti-dilution adjustments. The agreement also provides the investor with the right to purchase up to an additional US$42.6 million in convertible notes.

In connection with that certain Facility Letter dated as of October 1, 2024, as supplemented by the Supplemental Letter dated as of March 12, 2025 and July 7, 2025 between Epicsoft Asia Pte. Ltd. (the “Borrower”), a wholly-owned subsidiary of GCL Global Holdings Ltd (the “Company” or “GCL”), and Oversea-Chinese Banking Corporation Limited (“OCBC”) for a financing of up to SGD5,000,000 (the “Facility Agreement”), the Company issued to OCBC a warrant (the “OCBC Warrant”) to purchase up to 899,281 ordinary shares of the Company (the “Warrant Shares”) at an exercise price of US$4.17 per share (the “Exercise Price”) to meet one of the conditions precedent for the Borrower to draw down funds under the Facility Agreement. The aggregate Exercise Price payable for the total number of Warrant Shares purchasable under the Warrant shall be US$3,750,000, and shall first be used to repay all principal, interest and other amounts outstanding under the Facility Agreement with the remainder, if any, for the Borrower’s working capital. On July 29, 2025, the Company and OCBC entered into Amendment No. 1 to the Warrant (the “Amendment”) to clarify their commercial understanding that none of the terms of the Warrant shall have any legal effect on the Borrower and/or the Company unless and until the entire SGD 5,000,000 has been disbursed to the Borrower by OCBC under the Facility Agreement; and that OCBC will have no claims for penalties, damages and legal remedies of any kind against either the Company or the Borrower for non-performance of any obligations under the Warrant. The Amendment also provides that, among other things, until the full amount of SGD5,000,000 is disbursed by OCBC to the Borrower pursuant to the Facility Agreement, (i) the Warrant shall not be capable of exercise of any kind, and shall remain un-exercisable; and (ii) OCBC will have no rights to Piggyback Registration (as defined in the Warrant). Under the Amendment, the Company will have six months from the date the full amount of SGD5,000,000 is disbursed to file a registration statement for the public resale of all of the Warrant Shares (as defined in the Warrant). As of the date of issuance of the consolidated financial statements, no fund has been disbursed under the Facility Agreement.

Company Registration No. 199303898C

Ban Leong Technologies Limited

Consolidated Financial Statements

March 31, 2025 and 2024

BAN LEONG TECHNOLOGIES LIMITED

BAN LEONG TECHNOLOGIES LIMITED

Report of Independent Auditors

To the Shareholders and the Board of Directors of Ban Leong Technologies Limited

Opinion

We have audited the consolidated financial statements of Ban Leong Technologies Limited (the "Company"), which comprise the consolidated balance sheets as of March 31, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

BAN LEONG TECHNOLOGIES LIMITED

Report of Independent Auditors (continued)

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP

Singapore

August 26, 2025

BAN LEONG TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in Singapore dollars (“$”)

		As of March 31,
	Note	2025	2024
		$	$
ASSETS

Current assets
Cash and cash equivalents	3	21,053,603	18,068,999
Accounts receivable, net of allowance for credit losses of $200,029 and $182,690 as of March 31, 2025 and 2024 respectively	4	22,685,598	23,159,074
Inventories, net	5	33,567,179	31,208,023
Other receivables and other assets, net	6	4,404,891	2,859,760
Prepayments		103,415	104,053
Total current assets		81,814,686	75,399,909

Non-current assets
Property and equipment, net	7	663,357	779,245
Other receivables and other assets, net	6	–	3,502,200
Operating leases right-of-use assets		2,976,712	3,813,724
Finance leases right-of-use assets		–	917
Deferred tax assets, net	18	35,315	14,200

Total non-current assets		3,675,384	8,110,286

TOTAL ASSETS		85,490,070	83,510,195

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank loans	8	2,242,598	2,513,502
Accounts payable	9	24,641,332	22,212,268
Other payables and accrued liabilities	10	5,345,222	6,459,345
Operating lease liabilities, current	11	859,401	856,537
Finance lease liabilities, current	11	–	33,044
Income tax payables		574,501	805,335

Total current liabilities		33,663,054	32,880,031

Non-current liabilities
Operating lease liabilities, non-current	11	2,257,549	3,051,767

Total non-current liabilities		2,257,549	3,051,767

TOTAL LIABILITIES		35,920,603	35,931,798

Shareholders’ equity
Ordinary shares, 117,181,818 shares issued and outstanding	12(a)	11,173,106	11,173,106
Treasury shares, 8,703,300 and 7,211,300 shares outstanding as of March 31, 2025 and 2024 respectively	12(b)	(2,722,887)	(2,219,906)
Returned shares, 681,818 shares outstanding as of March 31, 2025 and 2024	12(b)	(104,822)	(104,822)
Other reserve	13	65,685	65,685
Accumulated other comprehensive income	13	(447,720)	(1,025,137)
Retained earnings		39,579,622	37,842,099

Total Ban Leong Technologies Limited shareholders’ equity		47,542,984	45,731,025

Non-controlling interests		2,026,483	1,847,372
TOTAL SHAREHOLDERS’ EQUITY		49,569,467	47,578,397

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		85,490,070	83,510,195

The accompanying notes are an integral part of the consolidated financial statements.

BAN LEONG TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Singapore dollars (“$”)

		For the year ended March 31,
	Note	2025	2024
		$	$

REVENUES
Revenues	15	193,626,934	208,080,530

Total revenues		193,626,934	208,080,530

COST OF REVENUES
Cost of revenues		(176,778,439)	(189,920,196)

Total cost of revenues		(176,778,439)	(189,920,196)

Gross profit		16,848,495	18,160,334

OPERATING EXPENSES
Selling and marketing expenses		(8,051,604)	(7,234,172)
General and administrative expenses		(4,842,891)	(4,969,183)

Total operating expenses		(12,894,495)	(12,203,355)

Income from operations		3,954,000	5,956,979

OTHER INCOME (EXPENSE)
Other income, net		1,054,051	2,428,288
Interest income	16	60,007	30,118
Interest expense	16	(115,958)	(79,240)

Total other income, net		998,100	2,379,166

Income before income taxes		4,952,100	8,336,145
Taxation	18	(893,015)	(955,401)

Net income		4,059,085	7,380,744
Less: net income attributable to non-controlling interest		50,334	78,863

Net income attributable to Ban Leong Technologies Limited shareholders		4,008,751	7,301,881

Net income		4,059,085	7,380,744
OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments		706,194	(575,704)

Comprehensive income		4,765,279	6,805,040
Less: total comprehensive income (loss) attributable to non-controlling interests		179,111	(16,230)

Total comprehensive income attributable to Ban Leong Technologies Limited’s shareholders		4,586,168	6,821,270

Comprehensive income		4,765,279	6,805,040

The accompanying notes are an integral part of the consolidated financial statements.

BAN LEONG TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in Singapore dollars (“$”)

	Share capital	Treasury Shares	Returned Shares	Other Reserve	Accumulated other comprehensive income	Retained earnings	Total Ban Leong Technologies Limited shareholders’ equity	Non-controlling interest	Total stockholders’ equity
	$	$	$	$	$	$	$	$	$

Balance as at April 1, 2023	11,173,106	(1,018,212)	(104,822)	65,685	(544,526)	33,167,469	42,738,700	1,863,602	44,602,302
Net income	–	–	–	–	–	7,301,881	7,301,881	78,863	7,380,744
Dividends (Note 14(a))	–	–	–	–	–	(2,627,251)	(2,627,251)	–	(2,627,251)
Purchase of treasury shares	–	(1,201,694)	–	–	–	–	(1,201,694)	–	(1,201,694)
Foreign currency translation adjustments	–	–	–	–	(480,611)	–	(480,611)	(95,093)	(575,704)
Balance as at March 31, 2024	11,173,106	(2,219,906)	(104,822)	65,685	(1,025,137)	37,842,099	45,731,025	1,847,372	47,578,397

Net income	–	–	–	–	–	4,008,751	4,008,751	50,334	4,059,085
Dividends (Note 14(a))	–	–	–	–	–	(2,271,228)	(2,271,228)	–	(2,271,228)
Purchase of treasury shares	–	(502,981)	–	–	–	–	(502,981)	–	(502,981)
Foreign currency translation adjustments	–	–	–	–	577,417	–	577,417	128,777	706,194
Balance as at March 31, 2025	11,173,106	(2,722,887)	(104,822)	65,685	(447,720)	39,579,622	47,542,984	2,026,483	49,569,467

The accompanying notes are an integral part of the consolidated financial statements.

BAN LEONG TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Singapore dollars (“$”)

		For the year ended March 31,
	Note	2025	2024
		$	$
Cash flows from operating activities
Net income		4,059,085	7,380,744
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment		295,895	278,535
Deferred tax benefit		(20,752)	–
Amortization of right of use assets		929,661	944,432
Provision for/(write back of) credit loss and doubtful accounts, net of recovery		26,316	(148,000)
Gain on disposal of property and equipment		(7,671)	(44)
Inventory written off		107,005	175,373
Inventories allowances		138,935	47,134
Change in fair value of investment in convertible notes		–	(2,155,200)
Foreign currency transaction losses (gains)		419,681	(352,344)
Change in operating assets and liabilities
Accounts receivables		447,160	1,820,420
Inventories		(2,605,096)	(2,762,701)
Other receivable and other assets		1,957,069	1,583,857
Prepayments		638	(30,246)
Accounts payable		2,429,064	(979,325)
Other payables and accrued liabilities		(1,114,123)	(1,211,434)
Operating lease liabilities		(883,880)	(688,794)
Income tax payables		(230,834)	4,837

Net cash provided by operating activities		5,948,153	3,907,244

Cash flows from investing activities
Purchases of equipment		(171,975)	(598,773)
Proceeds from sale of property and equipment		7,891	71

Net cash used in investing activities		(164,084)	(598,702)

Cash flows from financing activities
Purchase of treasury shares		(502,981)	(1,201,694)
(Repayment)/receipt of bank loans		(270,904)	860,952
Principal payments of finance lease liabilities		(33,044)	(63,689)
Dividends paid to shareholders		(2,271,228)	(2,627,251)

Net cash used in financing activities		(3,078,157)	(3,031,682)

Increase in cash and cash equivalents		2,705,912	276,860
Effects of exchange rate changes on cash and cash equivalents		278,692	(213,282)
Cash and cash equivalents, beginning of the year		18,068,999	18,005,421

Cash and cash equivalents, end of the year	3	21,053,603	18,068,999

Supplemental cash flow disclosures:
Cash paid for income taxes		1,144,964	950,564
Cash paid for interest		115,958	79,240

The accompanying notes are an integral part of the consolidated financial statements.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

1.	Organization

Ban Leong Technologies Limited (the “Company”) is a limited liability company which is domiciled and incorporated in Singapore and is listed on the Mainboard of Singapore Exchange Securities Trading Limited (“SGX-ST”).

The Company is principally engaged in the wholesale and distribution of computer peripherals, accessories and other multimedia products.

As of March 31, 2025, the Company’s subsidiaries are as follows:

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activities

Digital Hub Pte. Ltd.	March 20, 2003	Singapore	100%	Distribution of computer peripherals and accessories

Ban Leong Technologies Sdn Bhd	August 15, 2003	Malaysia	100%	Distribution of computer peripherals and accessories

Ban Leong Chin Inter Co., Ltd	July 16, 2004	Thailand	60%	Distribution of computer peripherals and accessories

宇扬(上海)投资咨询有限公司 (BLC (China) Limited)	November 27, 2008	China	100%	Distribution of corporate gift cards

AV Labs International Pte Ltd	June 23, 2006	Singapore	100%	Marketing and distribution of computer and hardware

2.	Summary of significant accounting policies

Basis of Preparation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of Ban Leong Technologies Limited and its controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets and consolidated statements of operation and comprehensive income. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the periods presented.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, the allowance for credit losses of accounts receivable inventory valuation allowances principally comprised of allowances for excess and obsolete inventory, and the estimated fair value of our investment in convertible notes. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency transactions and translation

The functional currency of the Company’s parent is Singapore dollars (“$” or “SGD”), whereas the functional currency of the Company’s subsidiaries are the respective local currencies. The Company uses the SGD as its reporting currency. Transactions denominated in currencies other than functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Exchange differences are recorded in the consolidated statements of operations.

Assets and liabilities of the Company’s subsidiaries that have functional currencies other than SGD are translated into SGD at the rates of exchange prevailing at the balance sheet dates and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded in the consolidated statements of comprehensive income.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months.

Accounts receivable

Accounts receivable is recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owe accounts receivable, are granted credit terms based on their credit metrics. The Company adopted ASU 2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable using the modified retrospective approach, starting from April 1, 2021 and records the allowance for expected credit losses as an offset to accounts receivable. Estimated credit losses charged to the allowance are classified as “general and administrative” in the consolidated statements of comprehensive income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. As of March 31, 2025 and 2024, the Company provided allowance for credit losses of $200,029 and $182,690, respectively.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Inventories

Inventories are stated at the lower of cost or net realizable value. Weighted average method is the inventory valuation method applied to these inventories. Inventories mainly include physical computer peripherals, accessories and other multimedia products which are purchased from the Company’s suppliers as merchandized goods. Inventories are reviewed for potential write-down for estimated obsolete or unmarketable inventories to their estimated net realizable value based upon forecasts for future demand and market conditions. For the years ended March 31, 2025 and 2024, $138,935 and $47,134 of inventories allowances were recorded, respectively.

Investment in convertible note

The Company holds an investment in convertible notes with a fair value of $3,502,200 as of March 31, 2025 and 2024, respectively. The investment is included in current Other receivables and other assets, net and non-current Other receivables and other assets, net in the Consolidated Balance Sheets as of March 31, 2025 and 2024, respectively. The investment is recorded at fair value under the fair value option in accordance with ASC 825-10, Fair Value Option, and ASC 325-20, Investments-Other.

The convertible notes were issued by an unrelated privately held company and earn fixed interest at 6% per annum. The convertible notes may be converted in part or in whole at the Company’s discretion within 36 months from the issuance date. The notes mature on December 29, 2025. The Company is not obliged to convert the convertible notes and may elect to redeem them upon maturity. As of March 31, 2025, no such conversion has taken place. For the years ended March 31, 2025 and 2024, the Company recognised interest income of $82,800 and $82,220, respectively, based on the interest rate of the convertible notes.

By electing the fair value option, the embedded conversion feature is not separately bifurcated or accounted for as a derivative. Instead, the fair value of the instrument as a whole captures the economic effect the embedded features.

Changes in fair value are recognized in earnings in the period in which they occur. Changes in fair value were not material for the year ended March 31, 2025. For the year ended March 31, 2024, the Company recognized net unrealized gains of $2,155,200 related to the convertible notes, which is included in Other income, net in the Consolidated Statements of Comprehensive Income.

The Company believes this accounting treatment best reflects the economic substance of the investment and aligns with the way the instrument is managed and evaluated internally.

The aggregate principal amount of the convertible notes was $1,341,000 and $1,347,000 as of March 31, 2025 and 2024, respectively. The excess fair value over principal reflects the estimated value of the embedded equity conversion feature.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Fair value measurements

Financial instruments of the Company primarily include trade receivables, other receivables and deposits, investments in convertible notes, cash and cash equivalents, trade payables, bills payable to banks (unsecured) and short-term loans, other payables and accruals. The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 and 2024 are summarized below:

	Quoted prices in active markets for identical instruments (Level 1)	Significant observable inputs other than quoted prices (Level 2)	Significant unobservable inputs (Level 3)
	$	$	$
As of March 31, 2025
Investment in convertible notes	–	–	3,502,200

As of March 31, 2024
Investment in convertible notes	–	–	3,502,200

The fair values of the investment in convertible notes were estimated using the Black-Scholes Model. The key inputs to the model are as follows:

	As of March 31,
	2025	2024

Expected volatility*	24.1%-124.5%	20.3%-124.2%
Risk-free interest rate	4.0%	3.4%
Share price of the investee (USD/share)	1.69	1.69

*	Expected volatility was derived based on the historical volatility of the share prices of a group of listed comparable companies.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Fair value measurements (continued)

Significant unobservable inputs used in the level 3 fair value measurements primarily include the share price of investee at measurement date, which was primarily derived from recent fundraising transactions executed by the investee. The Company did not participate in such transactions. The potential impacts of dilution and lack of marketability were not significant to the valuation. The notes do not pay dividends and there are no market conditions to conversion.

The fair value for certain assets and liabilities such as cash and cash equivalents, accounts receivable, other receivable and other assets, bank loans, accounts payable, other payables and accrued liabilities have been determined to approximate carrying amounts due to the short maturities of these instruments.

Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line basis over the estimated useful lives of the assets, as follows:

Category	Estimated useful lives
Computers	1 – 5 years
Office equipment	5 years
Furniture & fittings	5 years
Motor vehicles	5 years
Renovation	5 years
Warehouse equipment	1 year

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operation and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cashflows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Comprehensive income

Comprehensive income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss.

Leases

The Company determines if an arrangement is a lease at inception in accordance with ASC 842, Leases (“ASC 842”). Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

Lessee accounting

The Company recognizes right-of-use (“ROU”) assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. As the rate implicit in the Company’s leases is not typically readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The ROU assets also include any lease payments made, net of lease incentives. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise that option. Leases with an initial lease term of 12 months or less are not recorded on the consolidated balance sheets.

The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component based on the Company’s policy election to combine lease and non-lease components for its leases. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. A finance lease ROU asset is depreciated on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. Interest on each finance lease liability is determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Revenue recognition

The Company applies the five-step model outlined in ASC 606. The Company accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Timing of revenue recognition is generally the same as the timing of invoicing to customers. Using the practical expedient in ASC 606, the Company does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Company also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues are net of value added taxes and surcharges.

Revenue from sales of computer accessories and other multimedia products including data storage devices

The Company recognized the revenue from sales of computer peripherals, accessories and other multimedia products at a point in time when control of the product is passed to the retailers, corporate and end customers, which is the point in time that the retailers, corporate and end customers are able to direct the use of and obtain substantially all of the economic benefit of the goods after the retailers pick up the products or the Company delivers the products to the retailers’ appointed forwarding agent. The transfer of control typically occurs at a point in time based on consideration of when the retailers have the obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the retailers and end users have accepted the goods. Revenue is recognized net of estimates of variable consideration, including product returns, and customer discounts.

Product returns

Certain customers have the right to return the products sold within 180 days of sales. Customers remedies may include exchange of the returned products. As a result, the right of return assets and related refund liabilities is estimated and recorded as reduction in revenue, if necessary. The Company uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method.

Cost of revenue

Cost of revenues consists mainly of purchases, rental costs, depreciation of property and equipment, freight and handling charges, and other expenses directly attributable to the sale of goods.

Employee benefit expenses

The Company maintains a government mandated employee provident fund scheme to cover employees. The employee provident fund schemes are considered a defined contribution plan. Employer and employee contributions are made based on various percentages of salaries and wages that vary based on employee age and other factors. The Company has no further payment obligations once the contributions have been paid.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The assessment of realizability of deferred tax assets involves significant assumptions used in the projection of future taxable income and the future reversal pattern of taxable temporary differences. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income as income tax expense.

In accordance with the provisions of ASC 740, the Company recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Contingencies

The Company adheres to ASC 450, “Contingencies” for the recognition, measurement, and disclosure of commitments and contingencies. The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Contingencies (continued)

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, unless it is immaterial or an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Company expects that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality. Accounts receivables are typically unsecured and are derived from revenues earned from reputable customers. As of March 31, 2025 and 2024, the Company had no customer with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing liabilities. As of March 31, 2025 and 2024, a hypothetical 0.15% increase or decrease in annual interest rates of SGD-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately $2,792 (2024: $3,129).

Foreign currency risk

The Company has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the respective functional currencies of Company entities, primarily Singapore Dollar (“SGD”), Malaysian Ringgit (“MYR”) and Thai Baht (“THB”). The foreign currencies in which these transactions are denominated are mainly United States Dollar (“USD”). Approximately 13% (2024: 14%) of the Company’s sales are denominated in foreign currencies whilst almost 20% (2024: 22%) of costs are denominated in the respective functional currencies of the Company entities. The Company’s trade receivables and trade payables balances at the end of reporting period have similar exposures.

The Company also holds cash and cash equivalents denominated in foreign currencies for working capital purposes. The Company is also exposed to currency translation risk arising from its net investments in foreign operations, including Malaysia, Thailand, Australia and China. The Company’s net investments in foreign subsidiary companies are not hedged as currency positions in these respective currencies are considered to be long-term in nature.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Foreign currency risk (continued)

Sensitivity analysis for foreign currency risk

The following table demonstrates the sensitivity of the Company’s net income before taxes to a reasonably possible change in the USD, MYR and THB exchange rates (against SGD), with all other variables held constant.

			For the year ended March 31,
			2025	2024
			$	$

USD	-	strengthened by 3% (2024: 3%)	(158,797)	(52,011)
	-	weakened by 3% (2024: 3%)	158,797	52,011

MYR	-	strengthened by 3% (2024: 3%)	92,368	19,806
	-	weakened by 3% (2024: 3%)	(92,368)	(19,806)

THB	-	strengthened by 3% (2024: 3%)	128,912	139,583
	-	weakened by 3% (2024: 3%)	(128,912)	(139,583)

Adoption of new accounting pronouncements

Effective April 1, 2024, the Company adopted the amended guidance of Accounting Standards Codification (ASC) 848, Reference Rate Reform, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The transition did not have an impact on the consolidated financial statements.

Recent accounting pronouncements

Effective March 31, 2026, the Company will be required to adopt ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The adoption of the amended guidance will result in expanded disclosures in the Company’s income taxes footnote but is not expected to have an impact on the consolidated financial statements.

Effective March 31, 2028, the Company will be required to adopt ASU 2024-03, Income Statement—Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses, which will require tabular disclosure of certain operating expenses disaggregated into categories, such as purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The adoption of the amended guidance will result in expanded disclosures in the Company’s footnotes but is not expected to have an impact on the consolidated financial statements.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

3.	Cash and cash equivalents

	As of March 31,
	2025	2024
	$	$

Cash at banks	21,045,890	18,056,836
Cash on hand	7,713	12,163
Cash and cash equivalents	21,053,603	18,068,999

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Included in cash and cash equivalents of the Company are amounts denominated in foreign currencies as follows:

	As of March 31,
	2025	2024
	$	$

United States Dollars	4,568,278	3,618,606
Malaysian Ringgit	1,954,652	995,346
Thai Baht	2,433,706	2,771,316
Australian Dollars	28,638	29,796
	8,985,274	7,415,064

4.	Accounts receivable, net

	As of March 31,
	2025	2024
	$	$

Accounts receivable	22,885,627	23,341,764
Allowance for credit losses	(200,029)	(182,690)
Accounts receivable, net	22,685,598	23,159,074

Expected credit losses

The movement of the allowance accounts used to record the impairment are as follows:

	As of March 31,
	2025	2024
	$	$

Movement in allowance accounts:

At April 1	182,690	330,690
Allowance for/(writeback of) expected credit losses, net	26,316	(148,000)
Written off	(8,977)	–
At March 31	200,029	182,690

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

5.	Inventories

	As of March 31,
	2025	2024
	$	$

Balance sheet:
Finished goods	33,567,179	31,208,023

As of March 31, 2025 and 2024, inventory valuation reserves, which are principally comprised of allowances for estimated excess and obsolete inventories, amounted to $138,935 and $47,134 respectively.

6.	Other receivable and other assets, net

	As of March 31,
	2025	2024
	$	$

Current
Investment in convertible note	3,502,200	–
Other receivables	235,524	2,257,447
Right of return assets	545,085	456,087
Deposits	122,082	146,226
	4,404,891	2,859,760

Non-current
Investment in convertible note	–	3,502,200
	–	3,502,200
Total	4,404,891	6,361,960

Other receivables include marketing receivables from suppliers.

7.	Property and equipment, net

	As of March 31,
	2025	2024
	$	$

Computers*	1,543,599	1,394,375
Office equipment	305,460	290,574
Furniture and fittings	298,874	285,246
Motor vehicles	823,226	930,117
Renovation	417,529	407,954
Warehouse equipment	187,255	177,291
	3,575,943	3,485,557
Less: accumulated depreciation	(2,912,586)	(2,706,312)
Property and equipment, net	663,357	779,245

*	Included in computers is software with net book value of $442,566 (2024: $518,941).

The depreciation expenses of property and equipment recognised for the years ended March 31, 2025 and 2024 were $295,895 and $278,535 respectively.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

8.	Bank loans

Bills payable to banks (unsecured) have repayment terms of approximately 30 to 120 days. Bills payable to banks bear interest at average rates ranging from 3.37% to 4.90% (2024: 4.45% to 5.09%) per annum.

Short-term loans (unsecured) have repayment terms of approximately 30 to 180 days. Short-term loans bear interest at average rates at 4.64% (2024: 5.03%) per annum.

A reconciliation of liabilities arising from the Company’s financing activities is as follows:

	As of April 1, 2024	Drawdowns (repayments), net	As of March 31, 2025
	$	$	$

Bills payable to banks	1,713,502	(270,904)	1,442,598
Short-term loans	800,000	–	800,000
	2,513,502	(270,904)	2,242,598

	As of April 1, 2023	Drawdowns (repayments), net	As of March 31, 2024
	$	$	$

Bills payable to banks	852,550	860,952	1,713,502
Short-term loans	800,000	–	800,000
	1,652,550	860,952	2,513,502

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

9.	Accounts payable

	As of March 31,
	2025	2024
	$	$

Third parties	24,361,061	22,068,813
GST payables	280,271	143,455
	24,641,332	22,212,268

Accounts payable – third parties are non-interest bearing and have an average term of 30 to 60 days’ terms.

Goods and Service Tax (“GST”) payables comprise output tax collected on sales and is offset by input tax claims on business purchases. The amount of GST payable to the taxation authority is included as part of payables in the statement of financial position.

Included in accounts payable of the Company are amounts denominated in foreign currencies as follows:

	As of March 31,
	2025	2024
	$	$

United States Dollars	13,190,531	9,101,074
Malaysian Ringgit	91,461	1,721,054
Thai Baht	10,456	6,667
	13,292,448	10,828,795

10.	Other payables and accrued liabilities

	As of March 31,
	2025	2024
	$	$

Other payables	2,377,528	3,479,363
Refund liability	586,416	490,600
Accrued operating expenses	2,381,278	2,489,382
	5,345,222	6,459,345

Other payables include advances from suppliers for support of future programs.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

11.	Leases

Lessee Accounting

The Company has lease contracts for certain office and warehouse premises, motor vehicles and office equipment used in its operations. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Company is restricted from assigning and subleasing the leased assets. There are several lease contracts that include extension and termination options and variable lease payments.

		For the year ended March 31,
	Classification	2025	2024
		$	$

Operating lease cost
Lease expenses	Cost of revenues	666,250	734,778
	General and administrative expenses	283,328	333,397
Short-term expenses	Cost of revenues	421,414	420,899
	General and administrative expenses	1,694	3,057
Finance lease cost
Amortisation of leased assets	Cost of revenues	16,521	658
	General and administrative expenses	7,027	299
Interest on lease liabilities	Interest expense	2,688	695
Total lease expenses		1,398,922	1,493,783

Maturities of lease liabilities are as follows:

	Operating Leases	Finance Leases
	$	$

Year ending March 31, 2026	963,346	–
Year ending March 31, 2027	843,509	–
Year ending March 31, 2028	780,460	–
Year ending March 31, 2029	762,997	–
Year ending March 31, 2030 and thereafter	–	–
Total future minimum lease payments	3,350,312	–
Less: imputed interest	(233,362)	–
Present value of future minimum lease payments	3,116,950	–

Current	859,401	–
Non-current	2,257,549	–
	3,116,950	–

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

11.	Leases (continued)

Lessee Accounting (continued)

	As of March 31,
	2025	2024

Weighted-average remaining lease term (years)
Operating leases	3.0	2.0
Finance leases	0.0	0.5
Weighted-average discount rate
Operating leases	4.7%	4.7%
Finance leases	0.0%	4.1%

12.	Share capital, returned and treasury shares

(a)	Share capital

	No. of shares	$

Issued and fully paid ordinary shares
At April 1, 2023, March 31, 2024, April 1, 2024 and March 31, 2025	117,181,818	11,173,106

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction. The ordinary shares have no par value.

(b)	Returned and treasury shares

	As of March 31, 2025		As of March 31, 2024
	No. of shares	$	No. of shares	$

Returned shares	681,818	104,822	681,818	104,822
Treasury shares	8,703,300	2,722,887	7,211,300	2,219,906
	9,385,118	2,827,709	7,893,118	2,324,728

Returned shares relate to 681,818 ordinary shares of the Company that was transferred from Christine Anne McGregor and Innovision Technology Australia Pty Ltd to the Company as a result of the compensation for the shortfall in guaranteed profits in prior years.

The Company acquired 1,492,000 (2024: 3,444,500) shares in the Company through purchases on the Singapore Exchange during the financial year. The total amount paid to acquire the shares was $502,981 (2024: $1,201,694) and this was presented as a component within shareholders’ equity.

As of March 31, 2025 and 2024, the returned and treasury shares are still legally outstanding and had not been cancelled.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

13.	Accumulated other comprehensive income and other reserve

Accumulated other comprehensive income

Accumulated other comprehensive income consists of foreign currency translation reserve which is used to record exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Company’s presentation currency.

Other reserve

Other reserve represents non-distributable amounts set aside in compliance with local laws of certain overseas subsidiary companies.

14.	Dividends

	As of March 31,
	2025	2024
	$	$
(a) Declared and paid during the financial year:

Dividends on ordinary shares:
Interim one-tier tax exempt dividend March 31, 2025: 0.50 cent (March 31, 2024: 0.60 cent) per share	538,984	667,347
Final one-tier tax exempt dividend March 31, 2024: 1.60 cent (March 31, 2023: 1.75 cent) per share	1,732,244	1,959,904

(b) Proposed but not recognised as a liability as at March 31:

Final one-tier tax exempt dividend March 31, 2025: Nil cent (March 31, 2024: 1.60 cent) per share	–	1,748,619

In 2024, the directors of the Company recommend that a final one-tier tax exempt dividend of 1.60 cent per ordinary share amounting to $1,748,619 to be paid in respect of the financial year ended March 31, 2024. The proposed dividend, which is subject to shareholders’ approval at the forthcoming Annual General Meeting of the Company, has not been accrued as liability as at March 31, 2024.

15.	Revenues

The following table presents the Company’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended March 31,
	2025	2024
	$	$

IT accessories	76,348,395	83,830,686
Multimedia	113,365,439	122,543,734
Data storage devices	3,913,100	1,706,110
	193,626,934	208,080,530
Geographical segments
Singapore	159,948,308	167,994,871
Malaysia	17,577,770	17,971,216
Thailand	10,250,147	11,202,026
Asia (1)	4,083,454	10,426,800
Others (2)	1,767,255	485,617
	193,626,934	208,080,530
Timing of transfer of goods or services
At a point in time	193,626,934	208,080,530

(1)	Asia includes China, Vietnam, Taiwan, Korea, Mongolia, Pakistan, India, Bangladesh, Nepal, Japan, Hong Kong and Asean member countries excluding Singapore, Malaysia and Thailand.
(2)	Others include countries such as Africa, America, Saudi Arabia, United Arab Emirates, Israel and Sweden.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

16.	Interest expense

Interest income

	For the year ended March 31,
	2025	2024
	$	$

Interest expense on:
- bills payable to banks and short-term loans	(115,261)	(76,550)
- lease liabilities	(697)	(2,690)
	(115,958)	(79,240)
Interest income on bank balances	60,007	30,118

17.	Employee benefits expense

	For the year ended March 31,
	2025	2024
	$	$

Salaries and bonuses	7,976,942	7,611,546
Defined contribution plans	1,019,901	1,002,399
Commissions	654,175	749,640
Other short-term benefits	222,689	282,218
	9,873,707	9,645,803

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

18.	Taxation

Singapore

The Company’s subsidiaries incorporated in Singapore, are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable corporate income tax rate is 17% in Singapore, with 75% of the first $10,000 taxable income and 50% of the next $190,000 taxable income being exempted from income tax.

Malaysia

The Company’s subsidiary incorporated in Malaysia is governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that are incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis.

Thailand

The Company’s subsidiary incorporated in Thailand is governed by the income tax laws of Thailand and the income tax provision in respect of operations in Thailand is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. The applicable corporate income tax rate is 20% in Thailand.

China

The Company’s subsidiary incorporated in China is governed by the income tax laws of China and the income tax provision in respect of operations in China is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. The applicable corporate income tax rate is 25% in China.

Income tax expense for the years ended March 31, 2025 and 2024 amounted to $893,015 and $955,401, respectively.

The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive income are as follows:

	For the year ended March 31,
	2025	2024
	$	$

Current income tax expense	913,767	955,401
Deferred income tax credit	(20,752)	–
	893,015	955,401

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

18.	Taxation (continued)

A reconciliation between income tax expenses and the product of accounting profit multiplied by the applicable corporate rate for the years ended March 31, 2025 and 2024 is as follows:

	For the year ended March 31,
	2025	2024
	$	$

Net income before taxes	4,952,100	8,336,145
Tax calculated at tax rate of 17% (2024: 17%)	841,857	1,417,145
Adjustments:
Non-deductible expenses	74,641	61,094
Income not subject to tax	(80,232)	(551,682)
Utilisation of previously unrecognised temporary differences	(23,713)	(60,842)
Deferred tax assets not recognised	51,087	18,304
Effect of partial tax exemption and tax relief	(17,425)	(42,197)
Effect of different tax rates in other countries	23,829	39,417
Under provision in respect of previous years	28,172	105,635
Others	(5,201)	(31,473)
Income tax expense recognised in consolidated statements of comprehensive income	893,015	955,401

The Company has unrecognised tax losses of S$298,000 (2024: Nil) and unutilised capital allowances of S$3,000 (2024: Nil) at the reporting date which can be carried and used to offset against future taxable income subject to meeting certain statutory requirements. The tax losses and capital allowances have no expiry date.

The corporate income tax rates applicable to the overseas subsidiaries are as follows:

	Corporate tax rate
	2025	2024
	%	%

Malaysia	24	24
Thailand	20	20
China	25	25

Net income before income taxes by jurisdiction are as following:

	For the year ended March 31,
	2025	2024
	$	$

Singapore	4,523,054	7,632,328
Malaysia	271,461	454,883
Thailand	160,893	252,518
China	(3,308)	(3,584)
	4,952,100	8,336,145

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

18.	Taxation (continued)

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the year ended March 31,
	2025	2024
	%	%

Singapore statutory income tax rate	17.0	17.0
Tax rate difference outside Singapore	0.5	0.5
Preferential tax exemption effect	(0.4)	(0.5)
Change in valuation allowance	0.0	0.0
Others	0.9	(5.5)
Effective tax rate	18.0	11.5

Deferred tax

The significant components of the Company’s deferred tax assets are as follows:

	For the year ended March 31,
	2025	2024
	$	$

Deferred tax assets
Provisions	128,330	37,293
Other items	(93,378)	(23,093)
Currency realignment	363	–
	35,315	14,200

Unrecognized Tax Benefit

The Company evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. As of and for the years ended March 31, 2025, there was no significant impact from tax uncertainties on the Company’s financial position and result of operations.

19.	Related party transactions

The Company had the following related party transactions:

	For the year ended March 31,
	2025	2024
	$	$

Service fee rendered to non-controlling interest of a subsidiary	546	435

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

20.	Subsequent events

We have evaluated subsequent events from the balance sheet date through August 26, 2025, the date these consolidated financial statements were available to be issued, and no material subsequent events have occurred since March 31, 2025, that require recognition or disclosure in the financial statements other than the following:

On April 30, 2025, Epicsoft Asia Pte. Ltd (“the Offeror”) announced that it intends to make a voluntary conditional cash offer (the “Offer”) in accordance with Rule 15 of the Singapore Code on Take-overs and Merger for all the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited, excluding returned shares and treasury shares. On May 7, 2025, the Company appointed Asian Corporate Advisors Pte. Ltd. as the Independent Financial Advisor to guide the Independent Directors in their recommendation to shareholders. A notification letter was dispatched to shareholders on May 21, 2025, providing instructions for accessing the Offer Document. The Offer was declared unconditional by the Offeror on May 27, 2025. On June 3, 2025, the Offeree Circular was released, detailing the IFA's advice and the Independent Directors' recommendation. On June 12, 2025, the Offeror announced the level of acceptances and its intention to exercise compulsory acquisition rights under Section 215(1) of the Companies Act, while the Company simultaneously reported a loss of Free Float Requirement, resulting in the suspension of trading of its shares. Finally, on July 2, 2025, the Offeror announced the close of the Offer and the final level of acceptances and would exercise on the compulsory acquisition on the remaining shares. On August 25, 2025, Epicsoft Asia Pte. Ltd. completed the compulsory acquisition pursuant to 215(1) of the Companies Act.

Consequently, Epicsoft Asia Pte. Ltd. and GCL Global Holdings Ltd have become the immediate and ultimate holding company of the Company respectively.

On June 30, 2025, the Company announced that the Proposed Delisting was approved following the Offeror's announcement on June 12, 2025, indicating its entitlement to exercise compulsory acquisition rights under Section 215(1) of the Companies Act. This action aims to acquire all Shares from Shareholders who have not accepted the Offer, at a price equal to the Final Offer Consideration, thereby facilitating the Compulsory Acquisition process. In view of the Proposed Delisting, the Company also concurrently made an application to the SGX-ST for waivers from compliance with certain rules of the Listing Manual in relation to the convening of annual general meeting and issue of annual and sustainability reports. On August 26, 2025, Ban Leong Technologies Limited is delisted from the Mainboard of SGX-ST.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

The laws of the Cayman Islands do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, fraud or the consequences of committing a crime.

The Company’s Articles Amended and Restated Memorandum and Articles of Association provide for indemnification and advancement of expenses for its current and former directors and officers to the fullest extent permitted under the laws of the Cayman Islands, in the absence of actual fraud or wilful default. The Company has entered into indemnification agreements with each director and officers of the Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

In the past three years, GCL Global has issued the following securities that were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701 promulgated under Section 3(b) of the Securities Act. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

On December 18, 2024, GCL Global issued to Nekcom a total of 524,650 ordinary shares which were exchanged for a total of 2,126,728 PubCo ordinary shares at closing of the Business Combination.

Between September and December 2024, GCL Global issued to certain accredited investors an aggregate of $33,025,000 convertible notes which converted into GCL Global’s fully paid and non-assessable ordinary shares and were exchanged for 9,540,552 PubCo ordinary shares. Of the 9,540,552 shares issued at Closing, 2,201,665 shares were “Bonus Shares” held in escrow for three (3) years from the Closing Date.

Pursuant to a certain Marketing Services Agreement dated April 28, 2025 with a third-party vendor, the Company issued 41,853 ordinary shares valued at approximately $2.39 per share, the then prevailing trading price of the ordinary shares, to the vendor as compensation for the services rendered by the vendor under that agreement.

On May 21, 2025, the Company entered into a securities purchase agreement (the “PIPE Investor SPA”) with PIPE Investor Partners (“PIPE Investor”) for the issuance of senior unsecured convertible notes, through a facility of up to $45.5 million. Pursuant to the PIPE Investor SPA, the Company has issued and sold to PIPE Investor an initial note in the aggregate original principal amount of $2,900,000, at a purchase price of $2,610,000 on May 22, 2025. Pursuant to the PIPE Investor SPA, as amended on August 26, 2025, the Company has agreed to issue and sell to PIPE Investor an additional Note in the original principal amount of $2,530,000 on the date of the submission of this registration statement by the Company to the SEC.

In connection with that certain Facility Agreement for a financing of up to SGD5,000,000, the Company issued to Oversea-Chinese Banking Corporation Limited (“OCBC”) on July 7, 2025 a warrant (the “OCBC Warrant”) to purchase up to 899,281 ordinary shares of the Company at an exercise price of US$4.17 per share to meet one of the conditions precedent for the Borrower to draw down funds under the Facility Agreement. On July 29, 2025, the Company and OCBC entered into Amendment No. 1 to the OCBC Warrant to clarify their commercial understanding that none of the terms of the OCBC Warrant shall have any legal effect on the Company unless and until the entire SGD 5,000,000 has been disbursed by OCBC under the Facility Agreement. As of the date of this prospectus, no fund has been disbursed under the Facility Agreement.

Pursuant to a Subscription Agreement dated August 22, 2025 with Ronald Teng (“Teng”), the Managing Director of Ban Leong Technologies Limited, an indirect wholly-owned subsidiary of the Company, the Company has agreed to sell and issue to Teng 625,000 ordinary shares at $4.00 per share, above the then trading price of the ordinary shares, in a private placement.

Item 8. Exhibits and Financial Statement Schedules

3.1	Amended and Restated Memorandum and Articles of Association of GCL Global Holdings Ltd (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on Form 20-F, filed with the SEC on February 26, 2025).
4.1	Form of Senior Convertible Note issued on May 22, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on May 22, 2025)
4.2	Warrant issued to Overseas-Chinese Banking Corporation Limited on July 7, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on July 8, 2025)
4.2.1	Amendment No. 1 to Warrant issued to Overseas-Chinese Banking Corporation Limited dated July 29, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on July 29, 2025)
5.1*	Opinion of Carey Olsen Singapore LLP as to validity of Ordinary Shares
10.1	Assignment, Assumption and Amendment Agreement by and among RFAC, the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025).
10.2	Registration Rights Agreement by and among the Company, GCL Global Limited and certain holders named therein, dated February 13, 2025 (incorporated by reference to Exhibit 10.2 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.3	Bonus Shares Escrow Agreement by and between the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.3 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.4	Share Escrow Agreement by and between the Company and Continental Stock Transfer & Trust Company dated February 13, 2025 (incorporated by reference to Exhibit 10.4 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.5	Form of Amendment to Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by RF Acquisition Corp. on February 5, 2025)
10.6	Series B Preferred Stock Purchase Agreement by and between GCL Global Limited and Nekcom Inc. dated November 20, 2024 (incorporated by reference to Exhibit 10.24 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.6.1	Addendum to Payment Rescheduling Agreement by and among GCL Global Limited, Nekcom Inc. and other parties named therein dated July 10, 2025 (incorporated by reference to Exhibit 10.6.1 to the Company’s Form 20-F filed with the SEC on July 31, 2025)
10.7	Securities Purchase Agreement between the Company and the investor named therein, dated May 21, 2025 (incorporated by reference to Exhibit 10.7 to the Company’s Form 20-F filed with the SEC on July 31, 2025)
10.8	Registration Rights Agreement between the Company and the buyer named therein, dated May 21, 2025 (incorporated by reference to Exhibit 10.8 to the Company’s Form 20-F filed with the SEC on July 31, 2025)

10.9#	Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated July 31, 2022 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.10	The First Contract Addendum for the Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated July 31, 2022 (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.11	The Second Contract Addendum for the Sales and Purchase Agreement by and between Ludus Asia Pte. Ltd. and Vendors dated October 17, 2023 (incorporated by reference to Exhibit 10.7 of the Company’s registration statement on Form F-4 (File 333-280559) filed with the SEC on December 26, 2024)
10.12	The Third Contract Addendum for the Sales and Purchase Agreement by and between GCL Global Pte. Ltd. (formerly known as Ludus Asia Pte. Ltd.) and Vendors dated December 29, 2024 (incorporated by reference to Exhibit 10.12 to the Company’s Form 20-F filed with the SEC on July 31, 2025)
10.13##	Share Sale and Purchase Agreement dated March 19, 2025 by and between GCL Global Pte. Ltd. and parties named therein (incorporated by reference to Exhibit 10.13 to the Company’s Form 20-F filed with the SEC on July 31, 2025)
10.14	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.6 of the Company’s Shell Company Report on Form 20-F filed with the SEC on February 26, 2025)
10.15	Equity Incentive Plan, effective February 13, 2025 (incorporated by reference to Exhibit 4.2 of the Company’s Form S-8 filed with the SEC on May 1, 2025)
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21 of the Company’s Form 20-F filed on July 31, 2025)
23.1*	Consent from Marcum Asia LLP
23.2*	Consent from Ernst & Young LLP
107*	Filing Fee Table

*	To be filed by amendment
#	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, the Company may request confidential treatment of omitted items.
##	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

Item 9. Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to Section 10(a)(4) of the Securities Act of 1933 and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, [●], 2025.

GCL Global Holdings Ltd

By:
Name:	Sebastian Toke
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sebastian Toke, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form F-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	[●], 2025
Sebastian Toke	(Principal Executive Officer)

	Chief Financial Officer	[●], 2025
Kenny Lin	(Principal Accounting and Financial Officer)

	Group Chairman	[●], 2025
Choo See Wee

	Director	[●], 2025
Choo See Ling

	Independent Director	[●], 2025
Tse Meng Ng

	Independent Director	[●], 2025
Joshua Kewei Cui

	Independent Director	[●], 2025
Wilson W. Wang